Form 20-F
period 2002-12-31
BARAN GROUP LTD
filed 2003-03-31
CIK 1177328

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

| _ |	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

| X |	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

OR

| _ |	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________

Commission file number 333-100683

BARAN GROUP, LTD.
(Exact name of Registrant as specified in its charter)

BARAN GROUP, LTD.
(Translation of Registrant's name into English)

ISRAEL
(Jurisdiction of incorporation or organization)

BARAN HOUSE
8 OMARIM STREET INDUSTRIAL PARK
OMER 84965
ISRAEL
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class           Name of each exchange on which registered

             NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

ORDINARY SHARES, NIS 1.00 PAR VALUE PER SHARE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

             NONE

As of March 24, 2003, the Registrant had 8,375,884 Ordinary Shares issued and outstanding

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

| X | Yes           | _ | No

Indicate by check mark which financial statement item the registrant has elected to follow.

| _ | Item 17           | X ] Item 18

TABLE OF CONTENTS

Page
Forward -Looking Statements	3

PART I

PART II

Item 13	Defaults, Dividends Arrearages and Delinquencies	Not Applicable
Item 14	Material Modifications to the Rights of security Holders and Use of Proceeds	None
Item 15	Control and Procedures	78
Item 16	[Reserved]

PART III

Item 17	Financial Statements	Not Applicable
Item 18	Financial Statements	F-1 - F-114
Item 19	Exhibit Index	79

FORWARD LOOKING STATEMENTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This Form 20-F contains such “forward-looking statements”. These statements may be made directly in this Form 20-F referring to Baran and it may also be made a part of this Form 20-F by reference to other documents filed with the Securities and Exchange Commission by Baran Group Ltd. ,which is known as “incorporation by reference”. These statements may include statements regarding the future events. Words such as “anticipate,” “estimate,” “expects,” “projects,” “intends,” plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to the businesses of Baran Group Ltd., discussed under “Risk Factors,” among others, could cause actual results to differ materially from those described on the forward-looking statements. Shareholders are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this Form 20-F or the date of the document incorporated by reference in this Form 20-F. Baran Group Ltd. is under no obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.

The selected financial data is incorporated by reference to Item 5 of this annual report.

Risk Factors

This Annual Report and statements that we make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements, or projections. Factors that could cause actual results to differ from our expectations, statements or projections include, among other things, the risks and uncertainties related to our business described below. See Item 4 – Information on the Company- History and Development of the Company for a definition of the term “Baran” as used in this Annual Report.

Baran’s operation could be disrupted as a result of war with Iraq.

There is high probability that Israel will be involved in any military action taken against Iraq. As a result of the war in Iraq, many businesses will close, industry will not operate regularly, destruction may result and economic and business activity in Israel may cease.

The markets in which Baran competes are highly competitive.

The telecommunications network services market and other markets in which Baran competes are highly competitive and are served by numerous companies. Many of these competitors have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition and international experience than Baran. Baran believes that the principal competitive factors in its markets include the ability to deliver services within budget and on time, pricing, reputation, accountability, project management expertise, industry experience and expertise in new and evolving technologies. Baran many not be able to compete effectively on these or other bases, and, as a result, it may not be able to maintain current customer relationships or develop new customer relationships.

Baran must continually enhance its technical abilities and areas of expertise to remain competitive.

Baran believes that its future success depends, to a significant extent, upon its ability to enhance its existing technical abilities and to meet the requirements of its customers in rapidly developing and evolving markets. Although Baran is currently devoting significant resources to enter additional areas of project management and operation, and is planning to develop new areas of expertise, Baran’s present or future abilities may not satisfy the evolving needs of customers in the sectors it services. If Baran is unable to anticipate or respond adequately to those demands, due to resource, technological or other constraints, its business and results of operations could be materially adversely affected.

Baran’s businesses are highly dependent on a limited number of significant customers.

The loss of any significant customer of Baran’s, a significant decrease in business from any of those customers or the conclusion or termination of significant projects, without securing other significant projects or customers, could have a material adverse effect on the results of operations and financial condition of Baran. Although Baran has more than one thousand customers, revenues derived from its three largest customers accounted for approximately 21% of revenues in the year ended, December 31, 2002 (“fiscal 2002”) and 55% and 71% of revenues in the years ended December 31, 2001 (“fiscal 2001”) and 2000 (“fiscal 2000”), respectively. Baran’s major customers do not have any obligation to purchase additional services and, therefore, may not continue to purchase services in amounts similar to previous years. In addition, customers may terminate a project before it is completed, and will be obligated to pay Baran only for the work performed up to termination. Early termination of one or more projects by one of Baran’s major customers could have a material adverse effect on Baran’s business, financial condition and results of operations.

Baran performs credit evaluations of its customers and does not generally require collateral from its customers. If any of its major customers or a significant portion of its existing customers becomes insolvent or is otherwise unable to pay its debts, it could have a material adverse effect on Baran’s business, financial condition and results of operations.

Baran’s success depends on its ability to develop long-term relationships with its customers.

Baran believes that its future success depends significantly on its ability to develop long-term relationships with successful network operators, service providers and other clients in the markets and industrial sectors it services. Baran may be unable to develop new customer relationships, and its new customers may be unsuccessful in their own businesses. Baran’s failure to maintain customer relationships or the failure of new customers to be successful could affect Baran’s ability to receive additional work from the same customers in the future, which could reduce Baran’s revenues.

Baran’s directors, executive officers and principal shareholders will be able to exert substantial influence Baran’s affairs.

As of December 31, 2002, Baran’s directors, executive officers and principal shareholders currently beneficially own, in the aggregate, approximately 31.32% Baran’s ordinary shares. These shareholders, acting together under voting agreements or otherwise, have the ability to exert substantial influence over all matters requiring approval by Baran’s shareholders. These matters include the election and removal of Baran’s directors and any merger, consolidation or sale of all or substantially all of Baran’s assets. In addition, they may be able to dictate the management of Baran’s business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that might otherwise be approved.

The skilled employees that Baran needs may be difficult to hire and retain.

Baran’s success depends in large part on its ability to continue to attract, train, motivate and retain highly skilled engineers and other professional employees. These types of qualified personnel are in great demand and are likely to remain a limited resource for the foreseeable future. While Baran believes that it currently has few employees that would be very difficult to replace, the ability of Baran to expand its business depends upon its success in recruiting qualified technical personnel and its ability to manage and coordinate its worldwide development efforts. Baran may be unable to continue to attract and retain the skilled employees it requires. Any inability to do so could adversely impact Baran’s ability to manage and complete its existing projects and to compete for new customer contracts. Baran’s failure to attract and retain qualified personnel may have a material adverse effect on Baran’s business, results of operations and financial condition. Baran believes that the continuity of its management team is an important element in the stability of its operations and that its success depends, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel who have been with Baran for a long period of time. The loss of the services of all or some of these key employees could have a material adverse effect Baran’s business, result of operation and financial condition.

Baran may make additional acquisitions that increase leverage and pose other risks.

Baran has evaluated and continues to evaluate potential acquisitions, joint ventures and other relationships that would extend its geographic markets, expand its products and services or enlarge its capacity to service customers. Some of these transactions may be considerably larger than the transactions it has completed in the past. If Baran completes any such transaction, it could result in Baran increasing its leverage, issuing additional ordinary shares or both. There can be no assurance, however, that Baran will able to find suitable acquisition candidates or, if desirable candidates are found, it may be unable to complete any desired acquisition on favorable terms.

Any acquisition that Baran completes will likely also involve some or all of the following operating risks:

o	the difficulty of assimilating the acquired operations and personnel;

o	the potential disruption of Baran's ongoing business;

o	the diversion of management's time and other resources;

o	the possible inability of management to maintain uniform standards, controls, procedures and policies;

o	the possible difficulty of managing growth;

o	the risks of entering markets in which Baran has little experience; and

o	the potential impairment of relationships with employees or customers.

Government regulation and industry standards in different countries increase Baran’s costs of doing business, limit its potential markets, require cooperation with local companies, and may delay or prevent the sale of its services.

When providing its services, Baran must comply with regulatory requirements and industry standards in each country in which such services are performed. The need to comply with prevailing regulatory requirements and standards requires Baran to invest in time-consuming and expensive procedures that may result in Baran’s inability to compete effectively with other service providers. For example, employees in many countries in which Baran operates may not begin work without first obtaining a work permit from the local authorities. The issuance of work permits is a time-consuming process, which can delay employees’ ability to commence work, and which can consequently result in Baran’s inability to staff a project adequately and in a timely manner. In addition, government regulations in several countries in Western Europe prohibit employers such as Baran from dismissing employees without advance notice to the employees. This may result in a delay in Baran’s ability to remove employees who are not performing well from working on a project.

Fundamental changes in the markets which Baran targets could reduce demand for Baran’s services.

Future developments in the telecommunications, cellular, Semiconductors, biotechnology, high technology, chemical, pharmaceutical and other industries serviced by Baran, such as budget reductions, unavailability of funding, termination of projects and development plans, industry consolidation and a general reduction in expansion programs, could materially adversely affect Baran’s existing or potential customers. This could reduce the demand for Baran’s products and services. As a result, Baran may be unable to effectively market its services to potential customers in the industries it targets. In addition, cuts in government budgets that are allocated to infrastructure projects in which Baran participates may adversely affect Baran’s operational results. Many of the markets served by Baran, including the Semiconductors and communications markets, are currently in the midst of recessions. If this economic climate persists, it could have a material adverse effect on Baran’s business and results of operations. In fiscal 2002, Baran’s Semiconductors Division and Communications Division were responsible for 13% and 38% respectively, of Baran’s overall revenues.

Part of Baran’s success is dependent on continued growth in the deployment of wireless networks.

The wireless telecommunications industry experienced significant growth in Israel, the United States and internationally throughout the 1990‘s. More recently, access to capital markets has become more difficult and more expensive for many of the carriers, thereby slowing their capital spending commitments. Presently, there is significant uncertainty related to the economies of the United States, Israel and other countries throughout the world. If the rate of growth in the telecommunications industry continues to slow or remains stagnant, and carriers continue to reduce their capital investments in wireless infrastructure or fail to expand into new territories, Baran’s business and results of operations will suffer. The pace of network deployment has sometimes been slower than expected due in part to difficulties experienced by holders of licenses in raising the necessary financing, and there can be no assurance that future bidders for licenses will not experience similar difficulties. There has also been substantial regulatory uncertainty regarding continued ownership of wireless licenses awarded by the U.S. government to successful bidders, and such uncertainty has delayed network deployments. Factors such as overall economic conditions, a slowdown in wireless subscriber growth, costs of integrating technologies, as well as future legislation, legal decisions and regulations, may slow or delay the deployment of wireless networks, which, in turn, could harm Baran’s business, results of operation and financial condition.

The consolidation of equipment vendors or carriers could adversely affect Baran’s communication business.

In recent years, the wireless telecommunications industry has been characterized by significant consolidation activity. Consolidation of equipment vendors or carriers could:

o	lead to a greater ability among equipment vendors or carriers to provide a full line of network services and could simplify integration and installation, which may lead to a reduction in demand for Baran's services;

o	reduce the number of Baran's current or potential customers, which could increase their bargaining power; and

o	create competitive pressures whereby a particular customer may request Baran's exclusivity within in a particular market or other terms and conditions which Baran may not be able to or want to accommodate.

Any of the foregoing developments could adversely affect Baran’s business, results of operation and financial condition.

Baran’s lengthy sales cycle makes it difficult to anticipate the timing of sales.

The sales cycle associated with the acquisition of Baran’s services related to projects is lengthy, with the time between the making of an initial proposal to a prospective customer and the signing of a services agreement ranging between 3 and 12 months. Baran’s services for its customers are relatively complex, and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and implementation procedures. Moreover, the purchase of such services typically requires coordination and agreement across a potential customer’s entire organization. Delays associated with the sales cycle for Baran’s services may reduce Baran’s revenues in a particular period without a corresponding reduction in its costs.

The provision of services by Baran on a turnkey project basis creates special risks.

Baran performs a significant and increasing portion of its services on a turnkey project basis. In providing services in this manner, Baran serves as a single contact point for the design, planning, quality control and delivery of the applicable project and is responsible for the quality of work performed by subcontractors and materials provided by suppliers. Any defaults in the performance of the work by its subcontractors or defects in the materials provided by such suppliers may expose Baran to claims, including failure to meet timetables for the completion of projects or failures to adhere to quality standards committed to by Baran. In addition, Baran typically provides a 12 to 24 month warranty to its customers, pursuant to which it may have additional liability. Projects performed by Baran on a turnkey basis typically generate lower gross margins due to increased expenses servicing a customer in this manner. Baran anticipates that the number of projects it performs on a turnkey basis will continue to increase.

The high profile nature of the projects in which Baran is involved may result in increase costs or claims.

Many of our engagements involve projects that are significant to the operations of our customers’ businesses. Our failure to meet a customer’s expectations in the planning or implementation of a project or the failure of unrelated third party contractors to meet project completion deadlines could damage our reputation and adversely affect our ability to attract new business. We frequently undertake projects in which we guarantee performance based upon defined operating specifications or guaranteed delivery dates. Unsatisfactory performance or unanticipated difficulties or delays in completing such projects may result in a direct reduction in payments to Baran, or in the payment of damages by us, which could harm our business, results of operations and financial condition.

Government grants received by Baran for research and development expenditures restrict its ability to manufacture some products and transfer technologies outside of Israel and requires Baran to satisfy specified conditions. If Baran fails to satisfy these conditions, it may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

From 1998 to 2002, Baran received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of a portion of Baran’s research and development expenditures in Israel, the remain outstanding Baran has to pay back is an approximate amount of NIS 4 million ($0.85 million), which shall constitute 2%-3% of the incomes, if any. The terms of these grants prohibit Baran from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if Baran receives approval to manufacture the products developed by it outside of Israel, they may be required to pay an increased amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. Transfer of the developed technologies out of Israel may be prohibited altogether. This restriction may impair Baran’s ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if Baran fails to comply with any of the conditions imposed by the Office of the Chief Scientist, it may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In recent years, the Government of Israel has accelerated the rate of repayment of Office of Chief Scientist grants and may further accelerate repayments in the future.

Under current Israeli law, Baran may not be able to enforce covenants not to compete and therefore may be unable to prevent its competitors from benefiting from the expertise of its former employees.

Baran currently has non-competition agreements with most of its employees. These agreements prohibit such employees, if they cease working for Baran, from directly competing with Baran or working for its competitors. Recently, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate, among other things, that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If Baran cannot demonstrate that harm would be caused to it, it may be unable to prevent its competitors from benefiting from the expertise of its former employees.

Baran’s quarterly operating results may fluctuate.

Baran's quarterly operating results may fluctuate as a result of many factors, including:

o	the size and timing of significant customer projects;

o	increased competition;

o	cancellations of significant projects by customers;

o	changes in operating expenses;

o	changes in Baran's strategy;

o	personnel changes;

o	foreign currency exchange rates; and

o	general economic and political factors.

Given Baran’s reliance on a limited number of significant customers and projects, its quarterly results may be significantly affected by the size and timing of projects and its progress in completing such projects. The placement of customer orders has from time to time been concentrated in specific quarterly periods due to the time requirements and budgetary constraints of its customers. Although Baran recognizes revenue as projects progress, progress may vary significantly from project to project, and variations in quarterly revenue are sometimes attributable to the timing of initial order placements.

The market for Baran’s shares may be harmed due to the fact it is an Israeli company.

Certain investors may be reluctant to invest in Baran due to the fact Baran is an Israeli company which may adversely affect the price of its shares. Even investors that are willing to invest in Israeli companies may be unwilling to invest in Baran because it provides services in Israel and may be adversely affected by the political situation that currently exists in Israel in particular and in the Middle East in general.

Conditions in Israel affect Baran’s operations and may limit its ability to provide and sell its services.

Baran is incorporated under Israeli law and its principal offices and the majority of its facilities and employees are located in Israel. Political, economic and military conditions in Israel directly affect Baran’s operations. Since the establishment of the State of Israel in 1948, numerous armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite the progress towards peace between Israel and its Arab neighbors in the last two decades, the future of these peace efforts is uncertain. Since October 2000, there has been a significant increase in violence primarily in the West Bank and Gaza Strip and negotiations between Israel and Palestinian representatives have ceased. Any future armed conflict, political instability or continued violence in the region would likely have a negative effect on Baran’s business condition, harm its results of operations and adversely affect the share price of publicly traded Israeli companies such as Baran. Furthermore, several countries still restrict trade with Israeli companies, which may limit Baran’s operations in those countries. These restrictions may have an adverse impact on Baran’s operating results and financial condition.

Baran’s business may be adversely affected by the decrease of the Israeli Banks ranking

Baran obtains short and long term loans from Israeli Banks, and may borrow larger amounts in the future for the purpose of financing large monetary scope projects. Any decrease in the ranking of Israeli banks may adversely affect Baran in that securing such additional credit may become more difficult.

Baran’s operations could be disrupted as a result of the obligation of key personnel in Israel to perform military service.

Generally, all male adult citizens and permanent residents of Israel under the age of 54 are obligated to perform military reserve duty annually unless exempt. Many of Baran’s officers and employees are currently obligated to perform annual reserve duty. Baran’s operations could be disrupted by the absence for a significant period of a number of its officers or employees due to military service. Any disruption to Baran’s operations could materially adversely affect the development of its business and its financial condition.

The termination or reduction of certain government programs and tax benefits in Israel could adversely affect Baran’s overall effective tax rate.

Baran benefits from certain Israeli government programs and tax benefits, which benefits, between the years 1998 and 2002, have amounted to approximately NIS 2.5 million. For example, some of Baran’s subsidiaries that are designated as “approved enterprises” receive tax benefits under the Israeli Law for Encouragement of Capital Investments. To be eligible for these programs and tax benefits, Baran’s subsidiaries must meet certain conditions, such as those relating to the location of Baran’s subsidiaries’ facilities, location of certain subcontractors and the extent to which the subsidiaries may outsource portions of their work. If Baran’s subsidiaries fail to meet these conditions, Baran could be required to refund tax benefits already received in the amount of NIS 2.5 million, including interest. Additionally, some of these programs and the related tax benefits are available to Baran for a limited number of years, and these benefits expire from time to time.

Any of the following could result in a material increase in the overall effective tax rate of Baran:

o	some programs may be discontinued or may not be available at their current levels, such that the Government of Israel may reduce or eliminate the tax benefits available to "approved enterprises''; and

o	Baran's subsidiaries may be unable to meet the requirements for continuing to qualify for some incentive tax programs.

Upon the expiration of a particular benefit, Baran may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit.

The rights of shareholders of Israeli corporations differ in some respects from those of shareholders of United States corporations.

Baran is incorporated under the laws of Israel. The rights of holders of ordinary shares are governed by Israeli law, including the Israeli Companies Law, and by Baran’s Articles of Association. These rights differ in some respects from the rights of shareholders in corporations incorporated in the United States. See Item 10 below.

The new Israeli Companies Law may cause uncertainties regarding corporate governance.

The new Israeli Companies Law, which became effective on February 1, 2000, has resulted in significant changes to Israeli corporate law. Because this new law has been recently enacted, uncertainties may arise regarding corporate governance in some areas. For example, the law obligates a controlling shareholder, defined as a shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under Baran’s articles of association, can appoint or prevent the appointment of an office holder, to act with fairness towards Baran. The Israeli Companies Law does not specify the substance of this duty and there is no binding case law that addresses this subject directly. These and other uncertainties could exist until this law has been adequately interpreted, and these uncertainties could adversely affect Baran’s ability to engage in various types of corporate transactions and inhibit other corporate decisions.

It may be difficult to enforce a United States judgment against Baran, its officers and directors and to assert United States securities laws claims in Israel, or to serve process on such officers or directors.

Baran is incorporated in Israel. The majority of its executive officers and directors are not residents of the United States, and the majority of its assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for a shareholder, or any other person or entity, to enforce a United States court judgment based upon the civil liability provisions of the United States federal securities laws in an Israeli court or in a United States court against Baran or any of these persons or to effect service of process upon these persons. Additionally, it may be difficult for a shareholder, or any other person or entity, to assert United States securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of United States securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proved as a fact in the court proceeding which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Inflationary conditions in Israel may result in Baran being forced to pay higher prices for the goods and services it needs.

Recently, Israel has been suffering from a high inflation rate (the yearly inflation rate grew from1.4% in 2001 to 6.5% in 2002). Such inflation has resulted in an increase in prices and an increased unemployment rate. These factors may materially adversely affect Baran in that Baran may be required, in an inflationary economy, to pay substantially higher prices to compensate personnel and obtain the materials that it needs to complete projects for its customers, and it may not have adequately reflected those costs in the pricing for some of its projects. Similarly, Baran could be adversely affected by inflation in the United States or other countries in which it operates.

Since most of Baran’s expenses relate to personnel costs, changes in employees’ compensation due to cost of living adjustments or other market conditions may increase the costs incurred by Baran in providing its services, without a corresponding increase in its revenues.

Because Baran is a foreign private issuer, it is required to provide less information to its shareholders than a United States public issuer is required to provide.

As a foreign private issuer under the United States securities laws, Baran currently is not subject to the proxy rules of Section 14 of the Securities Exchange Act of 1934 (the “Exchange Act”). This means that Baran is not obligated to provide proxy materials to its security holders, including United States residents, in connection with annual and special meetings of holders of Baran ordinary shares. In addition, the officers, directors and principal shareholders of Baran are not subject to the insider short-swing profits recovery and reporting obligations of Section 16 of the Exchange Act. This means that the officers, directors and principal shareholders of Baran are not required to is report their transactions in the ordinary shares of Baran, nor are they subject to potential short-swing trading liability to Baran if they buy and sell Baran ordinary shares within a six-month period.

In addition, while foreign private issuers are required to file an annual report on Form 20-F, which is comparable to the Annual Report on Form 10-K which United States public issuerd are required to file, there is no comparable form for foreign private issuers to the Quarterly Report on Form 10-Q required to be filed by United States public issuers. A foreign private issuer such as Baran is required to furnish material information regarding its business and operations that it makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or distributes or is required to distribute to its security holders.

Holding shares of a foreign issuer such as Baran has certain tax and other implications.

Transactions in shares of a foreign issuer have tax implications that do not exist when investing in shares of a domestic issuer. For example, dividends paid by an Israeli company to shareholders residing outside Israel are currently subject to withholding of Israeli income tax at a rate of up to 25%. In the case of Baran, the applicable withholding tax rate will depend on the particular facilities which have generated the earnings that are the source of the dividend and, accordingly, the applicable rate may change from time to time. The rate of tax withheld on Baran’s dividends has typically been at 25%. United States persons who become owners of Baran ordinary shares must include the entire amount of any dividend paid by Baran with respect to the Baran ordinary shares (not reduced by any Israeli income taxes withheld) in their gross income for United States federal income tax purposes. United States corporations holding Baran ordinary shares will not be entitled to the 70% dividends received deduction under the United States Internal Revenue Code. Residents of the United States generally will have withholding tax in Israel deducted by Baran from dividend payments. Such persons may be entitled to relief from United States taxation under the Code, using the tax either as a reduction of taxable income or as a dollar-for-dollar credit against United States tax subject to limitations.

Fluctuations in foreign currency exchange rates could adversely affect Baran’s business.

A significant portion of Baran’s operating costs are incurred outside the United States, and therefore fluctuations in exchange rates between the currencies in which such costs are incurred and the U.S. dollar may result in a decrease in revenues or an increase in operating expenses as measured in U.S. dollars. Foreign currency exchange rates have recently fluctuated significantly as compared to prior years (the lowest rate in 2002 has been NIS 4.437 per $1 and the highest rate has been NIS 4.994 per U.S. $1). Currently, most of Baran’s income is received and its costs of operations are incurred in New Israeli Shekels. Accordingly, the income and costs of Baran from its operations in Israel, as expressed in dollars, could be adversely affected by the extent to which any devaluation of the Israeli currency in relation to the dollar is not offset by the rate of inflation in Israel (or is offset on a lagging basis). As a result of this differential, from time to time Baran experiences increases in the costs of its operations in Israel, as expressed in dollars, which could in the future have a material adverse effect on the business, results of operations and financial condition of Baran. Baran currently does not hedge its currency exposure through the use of any financial instruments. The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on the business, results of operations and financial condition of Baran.

Baran’s stock price has been and likely will continue to be volatile, which may cause the value of your investment to decline.

The market prices for securities of companies quoted on the Nasdaq National Market, including Baran’s, have in the past been, and are likely to continue in the future to be, very volatile. The Nasdaq Composite Index has declined significantly since April 2000 and remains very volatile. As set forth in greater detail below see item 9, the market price of Baran ordinary shares both in the Tel Aviv Stock Exchange and on the Nasdaq National Market has been, and likely will continue to be subject to substantial volatility depending upon many factors, many of which are beyond Baran’s control, including:

o	announcements regarding the acquisition of technologies or companies by Baran or its competitors or by Baran's customers;

o	technological innovations or new products developed by Baran or its competitors;

o	issuance of new or changed securities analysts' reports and/or recommendations applicable to Baran;

o	additions or departures of Baran's key personnel;

o	operating losses by Baran;

o	actual or anticipated fluctuations in Baran's quarterly financial and operating results and degree of trading liquidity in its shares;

o	continued economic uncertainty in Israel; and

o	continued instability in the Israeli political and security situation.

One or more of these factors could significantly harm Baran's business and cause a decline in the price of its ordinary shares in the public market. Securities class action litigation has often been brought against companies following periods of volatility in their stock prices. Any securities litigation claims brought against Baran could result in substantial expense and divert management's attention from Baran's business.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

The Baran Group Ltd. was incorporated in Israel as a private company on April 23, 1990. Baran is a global provider of engineering, technology and construction solutions. Baran specializes in handling complex, challenging and unconventional projects and delivering creative solutions to address clients' individual needs. Baran serves a broad range of industries through six professional divisions: Communications, Construction, Consulting, Industrial, Semiconductors and Technology & Investments. Each division utilizes the services of a number of subsidiaries and/or affiliated companies (please see a listing of such entities below). Unless otherwise indicated, when the term "Baran" is used throughout this Annual Report, it shall mean The Baran Group Ltd., together with its subsidiaries and affiliates. Baran's principal executive offices are located in the Baran House, 8 Omarim St. Industrial Park, Omer 84965, Israel, and its telephone number is 972-8-6200-200 and its worldwide web site is located at www.barangroup.com.

On April 8, 1992, Baran registered its shares for trading on the Tel Aviv Stock Exchange and raised approximately NIS 16.7 million (in 1992 $6 million) in an initial public offering of its shares. Following the initial offering of its shares, Baran was involved primarily in providing engineering, procurement and construction management services for various manufacturing companies, and provided consulting and human resources services for the day-to-day operations of existing plants. The proceeds raised in the initial public offering of Baran's shares allowed Baran to implement a strategic plan for expanding its engineering activities as well as to develop expertise and perform projects in new areas, such as infrastructure design and implementation for the telecommunications industry and design and construction of manufacturing facilities in the Semiconductors, biotechnology, pharmaceuticals, petroleum and gas industries.

Baran further implemented its strategic plan by establishing subsidiaries and acquiring businesses specializing in the group's fields of operations, as well as other areas into which Baran decided to expand its operations, and by investing in a variety of technologies and technology ventures. Since 1992, Baran has considerablyexpanded its scope of operations. In 1997 Baran was included in the Tel Aviv 100 index.

At the end of 1999, Baran underwent strategic internal restructuring, pursuant to which it reorganized the group's operations by separating its various companies into six divisions with each division operating independently under the instruction and supervision of that group's management.

Baran plans to expand its operations both in the types of projects with which it is involved and through geographical expansion. As to its first objective, Baran intends to intensify its involvement in turnkey projects, including those that are on a building, operation and transfer of ownership (B.O.T.) basis and those that are on a building, operation and ownership (B.O.O.) basis. As to its second objective, and in light of the substantial reduction in overall investments in Israeli industry, Baran intends to expand its international operations to approximately 50% of its total operations by 2004, compared with 9% in 2001 and approximately 1% in 2000. It plans to perform projects in regions outside Israel, such as in the Far East, Eastern Europe and the United States. Baran, through its subsidiaries and affiliates, is currently active in Germany, Thailand, the United States and several other countries. In order to advance its goal of further penetrating foreign markets, including the United States, in the first half of 2001 Baran separated its business development unit from the operations of its various divisions.

In November 2002, Baran completed its acquisition of o2Wireless Solutions Inc. a corporation existing under the laws of the State of Georgia. The acquisition was structured as a merger and the surviving entity, Baran Telecom, Inc., maintains an office in Cumming, Georgia.

In January 2003, Baran acquired of 50% of Elco (Thailand) Ltd., a Thailand based company. Elco (Thailand) Ltd. specializes in the energy field and the acquisition will help Baran expand its activities to the Far East.

In the beginning of 2003, Baran acquired 50% of In Time Software Systems Ltd. which specializes in providing solutions which improve costumer profitability and operating performance through expert systems, image analysis systems and controls systems. The services offered by In time Software are complementary to the services currently rendered by Baran's Industrial division.

In the beginning of 2003, Baran and two partners established Yesodot Baraniv Ltd., which specializes in the communications field and acts as a performing contractor. Baran holds 80% of Yesodot Basrniv Ltd.

As a result of its efforts to expand, Baran now has offices in Israel, the United States, England, Germany, The Netherlands, Romania and Thailand, and employs approximately 1,675 individuals worldwide.

Business Overview

Baran is a global engineering and contracting firm and is a market leader among Israeli companies that provide engineering services. Its core business is providing engineering, construction, project management and consulting services, either as full project and engineering solution on a turnkey basis or as tailor-made engineering, procurement and construction management services, to the telecommunications industry and various other industry sectors. Baran's services are provided through six divisions: Communications, Construction, Consulting, Industrial, Semiconductors and Technology & Investments.

o	The Communications division provides fast track implementation of integrated network solutions on a turnkey or customized services basis for the design, deployment and maintenance of telecommunication network infrastructure, including equipment installations, to the global telecommunication industry in general with specific expertise in wireless networks. This division also provides outsourced integrated network solutions for the wireless telecommunications industry through the planning, designing, deployment, maintaining and optimizing of networks for wireless, wireless data and broadband.

o	The Construction division implements civil engineering, construction and infrastructure projects in variety of areas, including general construction, transportation (including roads, railways, seaports and airports),security and defense infrastructure and regional planning.

o	The Consulting division consists of a group of subsidiaries and affiliated companies, including: Tefen Industrial Engineering and Systems Analysis Ltd., a company operating in the field of industrial and management engineering and plant administration, whose shares are traded on the Tel Aviv Stock Exchange; and Advanced Logistics Development Ltd., a company that specializes in the development of software tools for reliability and quality control, whose shares also are traded on the Tel Aviv Stock Exchange.

o	The Industrial division offers engineering and detailed design, construction and project management services for process-oriented industries such as chemicals, petrochemicals, energy, biotechnology, pharmaceuticals and food processing.

o	The Semiconductors division specializes in supplying integrated solutions for design, construction and equipment installation of Semiconductors, biotechnology and pharmaceutical manufacturing facilities and production lines. This division consists of Meissner-Baran Ltd., which is a joint venture with M&W Zander, a German engineering firm that specializes in the design and construction of "clean room'' facilities for the Semiconductors and pharmaceutical industries.

o	The Technologies and Investments division develops, produces and sells unique products and technologies, such as products based on piezo-electric switches and cellular parking systems. In addition, this division operates in the fields of recycling organic waste and livestock feed, and develops and finances real estate projects such as commercial malls, office buildings and build-to-suit communication base stations, being implemented by other companies of the group.

Although Baran conducts its activities through separate divisions, Baran’s management considers the divisions and the companies operating within the divisions as an integrated, consolidated business deriving its revenues primarily from consulting and engineering services. The division structure merely affords Baran a convenient way to market its services based upon the type of customer and the type of services being rendered. Baran does not restrict the flow of funds or resources (including personnel) from one division or company to another, except where a restriction is imposed under local legal or tax laws.

The list below set forth Baran Group’s subsidiaries, proportionately consolidated companies, proportionately consolidated and associated companies, as of the date of this Annual Report 2003:

BARAN GROUP LTD.

Name of company	Percentage shareholding
Subsidiaries:
Baran Projects Construction Ltd. ("Baran Construction")	100
Baran Inbar Projects (1987) Ltd. (Inbar Projects) - 99% owned
directly and 1% owned through Baran Construction	100
Baran Advanced Technologies (1986) Ltd. ("Baran Technologies")	100
Baran Technology Products Management and Marketing Ltd. ("Baran Management")	100
Baran Industries (91) Ltd. ("Baran Industries")	100
Baran International Energies Ltd. ("Baran Energies")	100
Baran - Raviv Telecom Ltd. ("Baran Raviv") - 50% owned directly and 50% owned through	100
Baran Construction
Yesodot Barniv Ltd. (since 2003)	80
Baran Infrastructure & Construction Ltd. ("Baran Infrastructure")	100
Baran Engineering and Projects (1983) Ltd. ("Baran Engineering")
(formerly - Baran Petrochemical Engineering Ltd.)	100
Enco Projects Systems (1997) Ltd. ("Enco") - through Baran Industries	100
A. Etzion Consultants and Engineers Ltd. ("A. Etzion") - through Enco	100
Mobipower Ltd.	63.64

Mobipower B.V. - through Mobipower Ltd.	100
B & W Projects Inc. ("B&W")	100
BMEC Limited - through B&W	100
Barantec Inc. ("Barantec") - through Baran Technologies	100
Notev Management and Operation Ltd. ("Notev")	100
H.A.J.I. Ltd. ("H.A.J.I".) - through Baran Energies	100
Industrial Centers E.O.D. Ltd. ("E.O.D.") - through Baran Energies	50(3)
Baran Group B.V. ("Group B.V.") - through Baran Group	100
Baran Raviv (Netherlands) International B.V. ("Baran Raviv B.V.") - through Baran Raviv	100

Baran Raviv GmbH - through Baran Raviv B.V	100
LEAD Control Ltd.	50.1
Westmontage Kabel und Netzwerk GmbH ("Westmontage") -
through Group B.V	54.9
Nejeva Holding B.V - through Group B.V	50
Baran Raviv Telecom (Thailand) Limited - through Group B.V	100
Baran Telecom Inc.	100
Proportionately Consolidated Companies:
Nes-Pan Ltd. ("Nes-Pan") - through Baran Management	50
A.R. - A.D.Y.R. Constructions Ltd. ("A.R. - A.D.I.R.")	50
Meissner Baran Ltd. ("Meissner Baran") - through Baran Industries	46.5(1)
Elco (Thailand) Ltd. - through Baran Engineering(since 2003)	50
InTime - Software Systems LTD. - through Baran Engineering (since 2003)	50
Green Anchors Ltd. - through Nes Pan	25
Associated Companies:
Tefen Industrial Engineering and System Analysis Ltd. ("Tefen") - through
Baran Industries	31.19
A.L.D. - Advanced Logistics Developments Ltd. (hereafter - A.L.D.)	55.32(2)
(1)Percentage of control -
50%
(2)Percentage of control -
33.33%
(3)Percentage of control-
60%

Services Provided by Baran

Baran offers its customers engineering and consulting services, which can be divided into three main categories:

o	Engineering, Procurement and Construction Management (EPCM) Services. This category includes engineering services, procurement services, and construction management services. Engineering services include preparing engineering drawings and designs for large-scale process-oriented production facilities, as well as providing process engineering, civil engineering, electrical engineering, piping design, equipment design, mechanical engineering and other types of specific engineering services. Procurement services include performing cost and other comparisons for assisting customers in selecting subcontractors and suppliers, preparing proposal and bid documentation for subcontractors and suppliers and providing technical assistance for the placement of orders. Construction management services include coordination between the various elements of the project, supervision of suppliers and contractors, scheduling construction, maintenance and other activities, budget control, site management, quantities inspection, invoice approval, and commissioning and certification. The actual services provided under this category may vary and are tailored to the specific project and customers' requirements. Baran provides its customers with end-to-end solutions to implement their projects, while allowing the customer to maintain a direct legal relationship with its subcontractors and suppliers.

o	Turnkey Services. This category provides the customer with a complete end-to-end solution for implementing complicated projects based on the customer's requirements. In providing these services, Baran serves as a single contact point for the customer on all aspects of a project, from its design and planning through its construction, commissioning and timely delivery, and retains all required services from subcontractors and suppliers. When providing turnkey services, Baran typically is responsible for the quality of work performed by the subcontractors and the materials provided by the suppliers. Baran also provides warranties for materials supplied and work performed for a predetermined period of time (normally between 12 and 24 months from the date of delivery of the project). Usually Baran obtains back-to-back warranties from its suppliers and subcontractors.

o	Outsourced Engineering Services. Baran outsources teams of engineers and technicians to customers to assist their in-house workforces on specific projects or assignments. Typically, the customers manage and supervise the assigned teams. All services are provided under framework agreements that stipulate the period of time during which the services will be provided. Contract periods generally range between several months and several years. The prices for these services often are based upon hourly rates. The services provided by Baran in the framework of each project are tailored to meet the specific needs of the customer and may consist of any combination of services included in the above categories. Ssubsidiaries of Baran which provide such services are ISO 9001 certified.

Breakdown of Revenues by Type of Service

EPCM services generally produce gross margins between 17% and 29%, outsourced services typically produce gross margins between 12% and 19% and turnkey services generally produce gross margins between 7% and 14%. Even though turnkey services generate lower margins than the other two types of services it provides, Baran has placed more emphasis on turnkey projects in recent years, due to the fact, that the overall profit generated from turnkey projects is generally higher than the overall profit derived from EPCM and outsourced services.

Geographical Breakdown

In fiscal 2002, Baran derived approximately 71% of its revenues from projects performed in Israel, approximately 21% from projects performed in Europe, approximately 4% from the sale of products in the United States, and approximately 4% from projects performed in Thailand. In fiscal 2001, Baran derived approximately 91% of its revenues from projects in Israel, approximately 8.5% from projects in Europe and approximately 0.5% from sale of products in the United States. In fiscal years 2000 and 1999, Baran derived approximately 98-99% of its revenues from projects in Israel. This increase in the scope of activity outside of Israel is attributable primarily to implementation of a strategic policy adopted by the group’s management to expand the group’s global activities. This policy has been implemented, among other things, through the merger completed on November 2002, between Baran’s subsidiary and o2wireless Solutions Inc., the acquisition in September 2001 of Westmontage Kable und Netzwerk GmbH, the establishment in March 2002 of Baran Raviv Telecom (Thailand) Ltd. and the establishment in the first half of 2001 of the business development unit which focuses, among other things, on expansion of the Baran’s worldwide operations.

Baran believes there is substantial potential for growth of its business outside of Israel. In the past two years Baran has taken steps to expend its activities outside of Israel. Today, Baran is a worldwide company, which renders services in Asia, Europe, Africa and North America. Baran intends to seek to continue to expand its operations outside Israel and believes that in the foreseeable future the revenues it derives from activities outside of Israel will exceed those derived within Israel.

Competition

There are a number of engineering companies that operate in Israel and provide services of the kind provided by Baran. These competitors include Ludan Engineering Co., Tahal Consulting Engineers Ltd. and Bateman Projects (1993) Ltd. Internationally, there are a number of engineering companies that are substantially larger than Baran, including Bechtel Group, Ltd., Tetra Tech,Inc.,CH2M Hill Companies Ltd., Camp Dresser & McKee Inc., URS Corporation, and AECOM Technology Corporation. However, Baran believes that its extensive engineering capabilities, coupled with its excellent workforce, places Baran in a position to successfully compete in the area of engineering services for relevant projects around the world. There are many other companies in Israel and in the United States that provide services in the consulting areas in which Baran operates, including, Aman Organization and Management Sciences Consultants Ltd., Relex Software Corporation, Mashik Business Promotion Research & Methods Ltd., Aviv Management Engineering &Information Systems Ltd., Dialog-Organizational, Development &Training Ltd., Program Logistics Systems Ltd., Tetra Tech, Inc., Camp Dresser & McKee Inc., and AECOM Technology Corporation. Many other companies in Israel provide services of the kind provided by Baran Raviv Telecom Ltd. Significant Israeli competitors of the communications division are the subsidiaries of H. Mar Industries Ltd. Internationally, there are many companies that provide services of the kind provided by the Communications division, including Bechtel Group, Inc., Tetra Tech, Inc., Camp Dresser & McKee Inc., and Quanta Services, Inc.

The network infrastructure services marketplace in the US is highly competitive. Numerous network infrastructure services providers’ services offer services and solutions comparable to those provided by Baran Telecom Inc. The ongoing introduction of new technologies and products, new alternatives for the delivery of wireless voice and data services, and regulation foster a dynamic, rapidly changing environment. Growth in wireless customers and voice traffic on wireless networks, introduction of new technologies, the cost and timing of implementing those technologies, the availability and cost of capital to finance network expansion, regulation, and general economic conditions all influence demand for network infrastructure services. These conditions have a significant effect on competitive conditions and the success of market participants, including this Baran Telecom.

In most markets in which Baran Telecom operates, we compete with:

o	Wireless carriers and tower companies, and equipment suppliers who employ in-house personnel to provide network infrastructure services;

o	Local, national, and multi-national engineering firms;

o	Larger companies serving regional, national, and international markets; and

o	Smaller companies providing specialized services to local markets.

Baran competes for new projects based primarily on its ability to deliver a full range of network infrastructure services at competitive prices. Baran Telecom strives to capture new business opportunities by offering competitively priced bundles of services that provide our customers a single source for several services. In this way Baran Telecom can offer customers economies and efficiencies that may be lost when one supplier provides engineering services, another site development services, and a third construction services. There are a number of communication companies that operate in US and provide services of the kind provided by Baran. These competitors include: AFL Telecommunications, Wireless Facilities Inc., LCC International, SBA Communications Corporation and Tetra Tech.

Dependence on Suppliers and Customers

Baran is not dependent on a single supplier or customer, mainly due to the variety and geographical locations of its activities. However, every year Baran performs large- scale projects for a limited number of customers that comprise a significant portion of Baran’s revenues and net income. In the fiscal 2002, Baran had three major customers that comprised approximately 21.4% of Baran’s aggregate revenues. Aggregate revenues from Baran’s three major customers constituted approximately 55% and 71% of Baran’s aggregate revenues for fiscals 2001, 2000 respectively. The decrease in the percentage of aggregate revenues from major customers is attributable primarily to the termination of a large-scale project performed for a major customer of the Communications division, and to the completion of a large-scale project performed for a major customer in the Semiconductors division.

Organizational Structure and Main Activities of Each Division

Communications Division
The Communications division employs extensive know-how and experience in providing fast rollout turnkey solutions and engineering services for planning, designing and deployment of telecommunication network infrastructures, installation of telecommunications equipment and other telecommunications-related projects in the global telecommunication markets. Baran provides integrated network solutions for large-scale infrastructure projects in the fields of cellular networks, microwave backbone networks, metropolitan line networks, switches and communication centers and control hubs. This division offers its customers comprehensive end-to-end solutions and services covering every aspect of the project, from project definition to feasibility studies, design and engineering, site acquisition, zoning, permitting, construction, equipment installation, commissioning, integration and maintenance. This division also provides outsourced integrated network solutions to the telecommunications industry. Its services include network planning, design, deployment and maintenance. It customizes its services to fit individual customer needs by offering both bundled and unbundled network solutions.

The Communications division maintains offices in Israel and in the US. Baran Raviv Telecom Ltd., an Israeli company, is the largest company in the division. This division also maintains offices in Germany and the Asian Pacific region in order to provide services to its customers worldwide. The German offices were established through the acquisition, in September 2001, of Westmontage Kable und Netzwerk GmbH, a leading German company with over 40 years of experience in the communications infrastructure market. The Asian-Pacific offices were established in Thailand through the incorporation in March 2002 of Baran Raviv Thailand. The Northern America offices were established in November 2002 as a result of the merger with o2wireless Solutions Inc., which is now, called Baran Telecom Inc.

In Israel, the Communications division provides a wide range of services to all three cellular carriers: Partner Communications Company Ltd., Cellcom Israel Ltd. and Pelephone Communications Ltd. During the year 2001, The Communications division completed a turnkey project for nationwide deployment of DBS Satellite Services (1998) Ltd’s services in Israel, which included establishing the first satellite TV infrastructure layout and customer service centers in the country and generated more than NIS935.3 (million $ 197.5 million) in revenues over two years. The Communications division is also engaged a project for the implementation of the infrastructure for Partner Communications Company Ltd.‘s Global System for Mobile Communication (“GSM”) network in Israel. Internationally, the division had been engaged, during 2002, with Nokia GmbH in a turnkey project for the deployment of Mobilcom Multimedia GmbH’s universal Mobile Telecommunications System (UMTS) networks in Germany. In Thailand, Baran Raviv Telecom (Thailand) Ltd., during 2002, the division entered into an agreement with Motorola (Thailand) Ltd. for the construction of cellular sites in Thailand. If completed, this project would generate revenues of up to million $40 million over three years. In the year of 2002, the revenues generated from this project were approximately NIS 38.5 million ($8 millions). In addition, the division has performed turnkey projects for Palestinian Telecommunications Co. PLC, the telecommunication provider in the Palestinian Authority, BASE (formerly known as KPN-Orange Ltd.) in Belgium, and turnkey projects for two of the cellular operators in Turkey. In addition to achieving a strong track record of numerous large-scale projects, this division has established long-term business relationships with leading international companies such as Deutsche Telekom AG, Alcatel Telecom Israel Ltd., Siemens AG, Arcor AG &Co., Ericsson and Nokia. Baran is qualified as an approved subcontractor of those entities and either currently or in the past, performs work for those entities.

26

Construction Division
The Construction division primarily provides construction management and supervision services in civil infrastructure and general construction projects, as well as project management services for governmental agencies and institutions. This division engages in general construction projects on a turnkey basis and specializes in providing the above services in the transportation area (such as seaports, airports, railways and train stations, roads and bridges), construction of military bases, security and defense infrastructures, production facilities, energy centers laboratories and regional planning.

The Construction divisions two main wholly owned subsidiaries in Israel are Baran – Projects Construction Ltd. and Baran Infrastructure & Construction Ltd.

The Construction division also has a one-third interest in a joint venture for the establishment of the “Nachshonim” project, a turnkey project for the construction of a modern military base designed to serve as a dry storage facility for the Israeli Defense Forces. This division assisted in the design and construction of the Nesher cement plant in Ramla, Israel (generating approximately NIS 46.76 million ($9.9 million) in revenues for the division over two years), the bromine facility project for the Dead Sea Bromine Company (generating approximately NIS 116.9 million ($24.7 million) in revenues for the division over approximately five years),the construction of a power station in the Haifa Chemicals South factory in Rotem Plain, Israel (generating approximately NIS 46.7 million ($10 million)in revenues for the division over an 18-month period)and other production facilities. The division currently is involved in the management and supervision of the construction of the “Millennium Seaport” in Ashdod, Israel, which is expected to generate approximately NIS 93.5 million ($19.7 million) in revenues over a five-year period, if completed.

Baran also has a one-third interest in a joint venture for the establishment of the “Nachshonim” project, a turnkey project for the construction of a modern military base designed to serve as a dry storage facility for the Israeli Defense Forces. Although the project is classified to the Construction division, the essence of this project is the render of consulting services in the construction field, therefore the revenues derived from this project belong to the consulting division. Baran expects to generate approximately NIS 196.4 million ($41.5 million) in revenue from the project over a three-year period. Other customers of the Construction division include the Israeli Ministry of Defense, the Israeli Ministry of Industry and Trade, the Israeli Ministry of Housing and Construction, the Israeli Ports and Railways Authority, the Israeli Department of Public Works (Maatz), the Israel Railways, the Israel Police Force, the Israel Lands Administration, the Israeli Prison Service, Maccabi Healthcare Services and leading food chains in Israel.

Industrial Division
The Industrial division offers global engineering and detailed design services as well as project implementation and management, for process-oriented industries such as chemicals, petrochemicals, energy and energy generation, biotechnology, pharmaceuticals and food processing. The division consists, among others, of the following companies, all of which are direct or indirect wholly-owned subsidiaries of Baran, except for Lead Control Ltd., which is 50.1% owned:

o	Baran Engineering & Projects (1983) Ltd. is a multidisciplinary company providing engineering, procurement and construction management services and performing projects on a turnkey basis for process oriented industries. This subsidiary performs services primarily in the central and southern regions of Israel.

o	Baran Energies International Ltd. is an engineering company specializing in the fields of refining, petrochemicals, natural gas and electricity production as well as in other energy-related areas. It has executed projects outside Israel and provides a full range of global engineering and project management services in cooperation with other Baran entities.

o	Baran Inbar Projects (1987) Ltd. is a multidisciplinary engineering company providing engineering, procurement and construction management services for industrial projects.

o	Baran Industries (91) Ltd. usually acts as a turnkey contractor with general responsibility for projects in the high-technology industry and in process-oriented industries. It also specializes in providing a full complement of design and construction management services for "clean rooms'' environment and other complex industrial systems.

o	Notev Management & Operation Ltd. provides outsourcing operational services, production management, maintenance, quality engineering and safety and logistics management.

o	Lead Control Ltd. is a global provider of design and implementation services as well as a product developer for automation and control systems for the oil, gas, water, chemicals, pharmaceuticals and biotechnology industries.

The Industrial division is part of a consortium with two other leading companies, Dor Chemicals Ltd. and Ionics Ltd., which, in August 2002, won a bid for the planning, construction, operation and maintenance of a desalination plant in Haifa, Israel. The expected scope of the project is approximately NIS 426 million ($90 million). Baran will be responsible for approximately 40% of the planning and construction activities and approximately 33%of the maintenance activities of the project.

Semiconductors Division
The Semiconductors division specializes in supplying integrated solutions for the design, construction and equipment installation of Semiconductors, biotechnology and pharmaceutical manufacturing facilities and production lines. The Semiconductors division’s projects include various aspects of the construction and management of Semiconductors manufacturing plants, including systems integration, engineering, plant design, implementation and installation of high-precision equipment in a “clean-room” environment and other engineering, procurement and construction management services. This division performs large-scale projects, primarily in Israel, as well as other limited assignments throughout the world.

Baran participates in the Semiconductors sector almost exclusively through Meissner-Baran, Ltd., an Israeli company established in 1997 as a joint venture between Baran and M&W Zander. Meissner-Baran has two classes of shares; one class confers the right to receive dividends, the other the right to vote. Baran owns 50% of the voting shares and the balance are owned by M&W Zander. Baran and M&W Zander each own 46.5% of the dividend shares; the balance is owned by a company held by the general manager of Meissner-Baran.

The Semiconductors division has been involved in the formation, engineering, construction and commissioning of the Tower Semiconductors FAB2 Plant in Migdal Ha’Emek, Israel on a fast-track (12 months) turnkey basis. The first phase of this project was completed at the end of 2002. Meissner-Baran generated approximately NIS 853 million ($180 million) in revenues from the first phase of this project. The second phase of the FAB2 Plant includes increasing the manufacturing capabilities of FAB2. Meissner-Baran was recently awarded the contract to complete the second phase. The estimated value of the Phase II Project is $35.8 million US, and it will be performed in five sub phases. The first sub phase, for approximately $4 million US, will start immediately. During 2001, the Semiconductors division completed a project in Israel for the management, planning and installation of equipment of a Semiconductors production line, a project that generated NIS 608 million ($128 million) in revenues over a 33-month period.

Consulting Division
This Consulting division provides consulting services in the fields of industrial and management engineering, plant administration, and quality control and logistics. The division performs most of its activities in Europe and the United States. Tefen Industrial Engineering Management and Systems Analysis Ltd., the most prominent company in this division, provides consulting services in the fields of industrial management engineering and plant administration. Through Tefen offers its clients in the Semiconductors, Communications, electronics and pharmaceutical industries comprehensive consulting services from the inception of the business through construction and operations. Tefen also offers a variety of consulting services, such as identifying, prioritizing and implementing performance improvement opportunities, with the goal of achieving more efficient utilization of resources, increasing profitability, and improving service levels. The Consulting division conducts substantially all of its activities outside Israel, through subsidiaries in the United States (Tefen U.S.A. Inc.) and England (Tefen U.K.). Tefen’s shares are traded on the Tel Aviv Stock Exchange. Baran owns 31.19% of the shares conferring a right to dividends in Tefen and 40% of shares conferring voting rights.

A.L.D Advanced Logistics Development Ltd., another significant member of the Consulting division, is a leading consulting firm and software company in the fields of reliability and quality assurance testing, software testing and professional training for commercial and military clients. Since 1984, Advanced Logistics has been engaged in developing software tools that provide solutions for assessment of reliability and quality of manufacturing processes and systems, during the development and manufacturing process. Its software tools facilitate the scientific forecasting of system failures and the formation of recommendations for improvement of development and manufacturing processes. Advanced Logistics’ shares are traded on the Tel Aviv Stock Exchange. Baran owns 55.32% of the shares conferring a right to dividends in A.L.D, and 33.33%of shares conferring voting rights. Nejeva Holding B.V., another company in the Consulting division, was established as a joint venture with another Israeli partner in order to explore possible projects in Eastern Europe.

Technologies and Investments Division
The Technologies and Investments division includes companies that are engaged in the design and production of products based on piezo-electric switches, the development of parking systems utilizing cellular networks, the recycling of organic waste into livestock feed, and importing and marketing products for livestock feed. In this division Baran operates through, among other subsidiaries and affiliates, the following companies: Baran Advanced Technologies (1986) Ltd. develops produces and markets sophisticated, weather-proof, durable keyboards for a variety of applications. Mobipower Ltd. was founded in 1997 to market a proprietary cellular parking system known as Mobipower for which it has obtained a worldwide license. This system utilizes an existing cellular network to allow municipalities to manage their parking demands. It eliminates the need for conventional supervision, payment and parking enforcement methods, by providing an in-vehicle user-friendly system of parking fee collection. Barantec Inc., a wholly-owned subsidiary of Baran Advanced Technologies (1986) Ltd., is a technology sales and marketing company based in New Jersey. The company primarily markets and sells the access control systems and the Everswitch solution, all manufactured by its parent company, as well as the Mobipower cellular parking system. Industrial Centers E.O.D. Ltd. specializes in recycling of organic waste materials into fowl and cattle feed additives and in importing and marketing various products relating to the livestock industry. The company is one of the leaders in its field in Israel. Nes-Pan Ltd. specializes in developing, financing and operating real estate projects, such as commercial malls and office buildings for rent and build-to-suit base stations. Baran has been involved in the acquisition from Azorim Investments in Construction and Developments Ltd. of 50% of the lease rights in a 24,000 square meter plot in Beit Dagan, Israel. The real estate rights purchased include rights in a capitalized development agreement, which was signed with the Israel Land Authority. Baran Industries (91) Ltd. signed an agreement with a third party for the establishment of a joint venture for a NIS 95.9 million ($20.2 million), project on a cost-plus basis for the planning, construction and maintenance of approximately 17,500 square meters of commercial office space on this plot of land. Baran leased 10,400 square meters in the project for a period of 10 years, with an option to extend the lease for additional 10 years. This space will concentrate the activities of Baran in the center of Israel. Nes-Pan is also the owner of a commercial mall in Beer Sheva, Israel, that is currently being leased to unrelated tenants and generates annual revenues of approximately NIS 13 million (US $ 2.8 million).

Green Anchors Ltd. was founded at the end of 2001 to manage and maintain telecommunication sites and base stations, which it owns and leases to wireless communication carriers.

Business Development Unit
Baran’s business development unit focuses on two main areas: the telecommunications market and the establishment of strategic alliances through acquisitions and partnerships with leading international companies, in the real estate field.

The unit led the acquisition of Baran’s German subsidiary in 2001 and the establishment in 2002 of Baran’s subsidiary in Thailand. This unit initiated the proposed merger with o2wireless, and is responsible for integrating o2wireless into Baran.

The business development unit is currently engaged in negotiating several international projects, such as the negotiations on behalf of Nejeva B.V. of an investment and participation in a project for the construction of a plant for production of metal additives in Russia. Baran has deposited $2.5 million for the project. This amount will be converted into an equity investment once the project is financed in full. Baran’s equal Israeli partner in Nejeva B.V. deposited the same amount for the project. Pursuant to the original agreement, if financing for the project is raised, Baran will have a right of first refusal to perform the project on a turnkey basis and Nejeva B.V. will hold 33%of the rights to receive dividends from, and 50% of the control over, the plant. However, the project is still developing and until it will be finalized changes may occur with respect to each partner’s scope of responsibility, in accordance with the developments which may occur in practice.

The following diagram summarizes the ownership interests in Baran Group Ltd., as of the date of this Annual Report:

Baran Group Ltd.
100%
Baran Advanced Technologies (1986) Ltd.
100%
Barantec Inc.
100%
Baran Group B.V.
100%
B&W Projects Inc.
100%
BMEC Limited
WM Beteiligungsgesellschaft GmbH
Heinz-Willi Muller
Jabelco B.V.
Mrs. Umawadee Rattana-Udom
20%
54.9%
25.1%
50%
50%
48.9%
51%
Westmontage Kable und Netzwerk GmbH
Nejeva Holding B.V.
Baran Raviv Telecom Thailand Ltd.

30-A

Baran Group Ltd.
ALRON TPS LLS
Dor Chemicals Ltd.
SMD Advanced Technologies Ltd.
100%
Israel Investments LLC
5.68%
22.72%
63.6%
2.27%
Mobipower Ltd.
5.68%
Baran Infrastructure and Construction Ltd.
100%
Mobipower B.V.

30-B

Baran Group Ltd.
100%
Notev Management and Operation Ltd.
55.32%
Dr. Zigmond Blobeband
22.2%
A.L.D. Advanced Logistics Development Ltd.
Yehuda Raz
25%
50%
David Angel
25%
A.R.-A.D.Y.R Constructions Ltd.
100%
Baran Technical Products Marketing Ltd.
S. K. Neska Ltd.
50%
50%
Nes-Pan Ltd.
50%
Granit Hakarmel Investments Ltd.
50%
Green Anchors Ltd.

30-C

Baran Group Ltd.
100%
100%
Baran Energies International Ltd.
Baran-Industries (91) Ltd.
100%
Eli Peleg
Y.R.Y.L Investments and Management Consulting Ltd.
M+W Facility Engineering NL B.V.
5.2%
46.5%
7%
46.5%
Omer Eran
Enco Systems Projects (1997) Ltd.
Aharon Lichtenstein
Efraim Goldstein
Meissner-Baran Ltd.
50%
100%
100%
31.2%
50%
19.9%
23.14%
Industrial Centers E.O.D. Ltd.
H.A.J.I. Ltd.
A. Etzion Consultants and Engineers Ltd.
Tefen-Industrial Engineering Management and Systems Analysis Ltd.

30-D

Baran Group Ltd.
100%
Baran Telecom Inc.
100%
Baran Inbar Projects (1987) Ltd.
50.01%%
Baran Raviv Telecom Ltd.
49.99%
100%
Baran-Project Construction Ltd.
Yehiel Winner
Danni Niv
80%
100%
Baran Raviv (Netherlands) International B.V.
100%
Baran Engineering and Projects (1983) Ltd.
50.1%
49.9%
Amnon Niv
10%
10%
Yesodot Barniv Ltd.
100%
Baran Raviv Germany Gmbh
Lead Control Ltd.
Three additional investors
Jacob Gabi
17%
50%
50%
49%
Elco Contracting & Services (1973) Ltd.
Elco (Thailand) Ltd.
In Time Software Systems Ltd.
33%

30-E

Properties

o	Since 1997, Baran - Industries (91) Ltd., a wholly-owned subsidiary of Baran, has leased from the Israeli Lands Authority a 6,400 square meter plot in the industrial area in Omer, Israel, where Baran's headquarters in Southern Israel are located, in a 5,200 square meter facility. The lease is for a period of 49 years.
o	Baran signed a development agreement with the Israeli Lands Authority regarding a 5,080 square meter plot in the industrial area in Omer, Israel, pursuant to which it had to satisfy certain construction milestones and complete construction of a 2,032 square meter facility by April 1, 2002 (with additional rights to build up to 4,572 square meters). Once all conditions are met and construction is completed, Baran expects to sign a lease agreement for 49 years.

o	Commencing April 2002, Baran has leased 10,400 square meters in a project under which Nes-Pan acquired from Azorim Investments in Construction and Development Ltd. half of its lease rights in a 24,000 square meter plot in Beit Dagan, Israel, for a period of 10 years. Baran has an option to extend the lease for an additional 10 years. This space will concentrate the activities of Baran in the center of Israel.

o	Advanced Logistics Development Ltd. owns and conducts its operations from a building of 700 square meters in the industrial zone in Rishon Le'Zion, Israel.

o	Westmontage Kable und Netzwerk GmbH, an indirect majority-owned subsidiary of Baran, owns a 7,000 square meter plot in Essen, Germany, on which an 850 square meter office building is located, from which it conducts its operations.

o	Baran Telecom's Inc. principal executive offices are located in approximately 11,000 square feet of office space in Cumming, Georgia. The lease for such space expires in December 2005. Baran Telecom Inc. also leases office and, in some instances, warehouse space in California, Georgia, Kentucky, Maryland, North Carolina and Texas. The leases on these spaces expire at various times through November, 2004. Baran Telecom Inc. also owns office space in Kentucky.

o	Baran's main offices in North America are located in approximately 110 square meter of office space in Manhattan, New York. The lease for such space expires in June 2005.

o	Other subsidiaries of the group hold a leasehold interest in number of other buildings, as required for their ordinary operation.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cautionary Notice Regarding Forward-Looking Statements

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements, which involve risks and uncertainties. Baran’s actual results could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors”. Baran does not assume any obligation to update the forward-looking statements or the risk factors. Although Baran conducts its activities through separate divisions, Baran’s management considers the divisions and the companies operating within the divisions as an integrated, consolidated business deriving its revenues primarily from consulting and engineering services. In preparing the following discussion, management is of the opinion that a discussion of segmented information is not necessary or appropriate to an understanding of Baran’s business. Moreover, management believes that separate reporting of information relating to the divisions on a segment basis will not contribute significantly to an investor’s understanding of Baran, because the divisions and the companies within them have characteristics so similar (e.g., substantially all of the business consists of consulting and engineering services rendered) that they can be expected to have essentially the same future prospects. Moreover, Baran does not restrict the flow of funds or resources between divisions or the companies operating within the divisions. To the extent any division or company within a division, in any particular period, contributes in a materially disproportionate way compared to any other described period to Baran’s revenues, profitability or cash, or where management believes discussion of a certain division or company within the division could assist to present a more complete picture of Baran’s business, specific description of said division or company within the division is included. You should read the following discussion in conjunction with Baran’s consolidated financial statements and related notes included herein.

Selected Financial Data

The selected consolidated statements of operations and consolidated balance sheet data set forth in this section with respect to the fiscal years ended December 31, 2000, 2001, and 2002, have been derived from the consolidated financial statements of Baran, which have been prepared in accordance with Israeli GAAP with reconciliation for U.S. GAAP, and audited by Kesselman & Kesselman, independent accountants in Israel and members of PricewaterhouseCoopers International Limited. The Kesselman & Kesselman report on the financial statements is based in part on the reports of other independent accountants. All the other independent accountants’ reports appear elsewhere in this Form 20-F. Israeli and U.S.GAAP vary in certain respects, as detailed in note (20) to the financial statements included herein. The selected consolidated financial data set forth below should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report. Baran has traditionally prepared its financial statements in accordance with Israeli GAAP, and its 2002, 2001 and 2000 financial statements were originally prepared using Israeli GAAP principles.

Selected Consolidated Financial Data

	Year Ended December 31.
	1998	1999	2000	2001	2002
	In thousands
Statement of Income Data:

Israeli GAAP:
Revenues	502,863	619,310	916,068	1,030,392	907,530
Operating Income	53,096	67,732	84,481	108,267	55,666
Net Income	26,525	51,103	76,930	68,651	25,232
Earnings per share:
Basic and diluted	3.72	7.23	10.48	9.07	3.25
U.S. GAAP:

Revenues	-	-	916,640	1,020,997	895,859

Operating Income	-	-	84,561	108,347	52,295

Net Income	-	-	53,602	52,704	21,762
Earnings per share:

Basic	-	-	7.73	7.53	3.00

Diluted	-	-	7.30	6.97	2.80

	Year Ended December 31.
	1998	1999	2000	2001	2002
	In thousands
Balance Sheet Data:

Israeli GAAP:
Total assets	279,841	363,717	531,268	765,475	799,210
Shareholders' equity (net assets)	116,663	137,326	183,745	219,860	247,434
Outstanding common shares (in thousands)	6,930	7,246	7,627	7,717	8,143
U.S. GAAP:
Total assets			541,456	774,453	837,347
Shareholders' equity (net assets)			196,995	234,108	268,151
Outstanding common shares (in thousands) (1)			7,219	7,149	7,669
Other financial data:
Israeli GAAP:

Dividend declared per share	-	5.18	4.42	4.28	1.73
U.S. GAAP:

Dividend declared per share	-	-	4.42	4.28	1.73

(1)	Excludes nonvested contingently returnable shares in the amount of 408,000, 568,000 and 474,000 as of December 31, 2000, 2001 and 2002, respectively.

Baran currently operates through six divisions. Each division’s relative contribution to the aggregate revenues of Baran during the years 2000, 2001 and 2002, was as follows:

Division	2002	2001*	2000*
Communications Division	38%	42%	65%
Construction Division	5%	3%	4%
Industrial Division	17%	16%	16%
Semiconductors Division	13%	28%	10%
Consulting Division	7%	1%	1%
Technologies and Investments Division	20%	10%	4%
Total	100%	100%	100%
Revenues	NIS 908M	NIS 1,030M	NIS 916M

(*)The relative contribution ascribed to each division during these years is estimated, based on the assumption that the divisional structure of Baran during the years 2000 and 2001 are similar to the divisional structure in the year of 2002.

The following table sets forth statements of income in thousand US$:

	December 31
	2000	2001	2002
Revenues	193,386	217,520	191,583
Cost of Sales	162,868	179,128	162,262

Gross Profit	30,518	38,392	29,321
% Gross Profit	16%	18%	15%

Research and Development	717	788	1,291
Selling and Marketing	1,192	2,040	4,985
Administrative Expenses	10,775	12,708	11,293

Operating Profit	17,834	22,856	11,752
Operating Profit %	9%	11%	6%

Financing Income (Expenses)	1,271	1,681	(3,685)
Other Income (Expenses)	1,542	(849)	222

Income before Taxes	20,647	23,688	8,289

Taxes on Income	6,193	9,574	3,648

Income after Taxes	14,454	14,114	4,641
Taxes %	30%	40%	44%

Company's Share in Profits of Investee Companies	1,370	255	223
Minority Interest in Profits	416	123	462

Net Income	16,240	14,492	5,326

Comparison of year ended December 31, 2000 to year ended December 31, 2001
Revenues
Baran’s revenues for the fiscal years 2001 and 2000 were NIS 1,030.4 million ($217.5 million) and NIS 916.1 million ($193.4 million). Revenues increased in 12.5% in 2001 compared to the revenues in 2000, as a result of an increase in revenues generated by the Industrial and Semiconductors divisions. Industrial division revenues from unaffiliated customers increased by 13.7% from NIS 146.7 million ($31 million) in fiscal 2000, to NIS 166.7 million ($35 million) in fiscal 2001. This increase was primarily due to revenues generated from the Beit Dagan construction project performed by the division. Semiconductors division revenues increased by over 218%, from NIS 90.6 million ($19.2 million) fiscal 2000, to NIS 288.5 million ($60.9 million) fiscal 2001, primarily due to revenues generated in 2001 from the NIS 607 million ($128.2 million) project for the management, planning and installation of a Semiconductors production facility in Israel. The overall increase in Baran’s revenues was also attributable to the acquisition in 2001 of Westmontage Kable und Netzwerk GmbH and Lead Control Ltd. and consolidation of revenues generated by such companies into Baran’s financial statements as well as due to the full consolidation in the last quarter of 2001 into Baran’s financial statements of the results of Industrial Centers E.O.D. Ltd., which until that quarter were only partially consolidated.

The overall increase in Baran’s revenues were partially offset by the 26.6% decrease in the revenues of the Communications division from NIS 594 million ($125.4 million) for fiscal 2000, to NIS 435.8 million ($92 million) for fiscal 2001, due to a significant economic downturn in the telecommunications industry, as well as the completion of the DBS Satellite Services (1998) Ltd. project, which its main revenues generated on fiscal 2000.

Cost of Revenues and Gross Margin
Cost of revenues increased 10% to NIS 848.5 million ($179.1 million) in fiscal 2001 from NIS 771.5 million ($162.3 million) in fiscal 2000.

This increase was consistent with the increase in the level of revenues generated by Baran and also reflects the full consolidation in the last quarter of 2001 into Baran’s financial statements of the results of Industrial Centers E.O.D. Ltd.

Gross margin in fiscal 2001 was 18% as compared to 16% in fiscal 2000. This increase was primarily due to relatively high profitability rates derived from two large-scale projects performed by the Semiconductors division during 2001.

Divisional Highlights.
Despite a reduction in Baran’s profits, the prifits for the Communications division increased by NIS 5.4 million ($1.14 million), or 8.7%, from NIS 61.4 million ($13 million) for fiscal 2000, to NIS 66.8 million ($14.1 million) for the year ended December 31, 2001. This increase in profitability was due primarily to initial consolidation in 2001 of Westmontage Kable und Netzwerk GmbH’s results with the division’s results. The Industrial division’s profits decreased by NIS 2.2 million ($0.5 million), or 16.1%, from NIS 13.5 million ($2.85 million) for fiscal 2000, to NIS 11.3 million ($2.4 million) for fiscal 2001. This decrease in profitability was primarily due to the recession and economic downturn in the industries in which the division operates. The Semiconductors division’s profits increased from NIS 8 million ($1.7 million) for fiscal 2000, to NIS 30.8 million ($6.5 million) for fiscal 2001, which increase was primarily due to profits generated from the completion of a project for the management, planning and installation of a Semiconductors production facility in Israel, which generated NIS 607 million ($128.2 million) during 2001.

Research and development.
Research and development expenses increased 10% to NIS 3.7 million ($0.8 million) in 2001 from NIS 3.4 million ($0.7 million) in 2000. This increase was due to investments in the Technologies and Investments division, and in particular from an investment in Baran’s auxiliary parking system network.

Selling and marketing.
Selling and marketing expenses increased 71% to NIS 9.6 million ($2.04 million) in 2001 from NIS 5.6 million ($1.2 million) in 2000. This increase was primarily attributable to expenses incurred by the group for the establishment, in the first half of 2001, of the business development unit and recruitment and transfer of employees to that division, as well as to the extensive business development activity performed by such unit.

General and administrative.
General and administrative expenses increased 18% to NIS 60.2 million ($12.7 million) in 2001 from NIS 51 million ($10.8 million) in 2000. This increase was primarily due to the acquisition in 2001 of new companies, the establishment in 2001 of the new business development unit.

Net financing income.
Net financing income increased to NIS 8 million ($ 1.7 million) in 2001 from NIS 6 million ($1.3 million) in 2000. In 2001, net financing income, primarily from the communications and Semiconductors divisions, was NIS 16.7 million ($3.5 million), and financing expenses, primarily from the technologies and investments division, was NIS 8.4 million ($1.8 million). The increase was primarily due to high liquidity surplus maintained by Baran during 2001, limited use by Baran of external financing and low inflation rates in Israel during 2001.

Comparison of year ended December 31, 2001 to year ended December 31, 2002
Revenues
Baran’s revenues for fiscal years 2002 and 2001 were NIS 907.5 million ($191.6 million) and NIS 1,030.4 ($217.5 million), respectively. The 12% decrease in revenues in fiscal 2002 to revenues in fiscal 2001, is primarily the result of the revenues generated from the Semiconductors division. At the end of 2002, a large-scale Semiconductors project had come to its final stages, which are characterized by a decrease in revenues as opposed to an increase in expenses and allowances for the completion of the project. The decrease in Baran’s revenues is also attributable to the Communications division, which has completed a large-scale project with DBS Satellite Services (1998) Ltd. and due to the termination of the agreement with Nokia GmbH in the middle of 2002.

Cost of Revenues and Gross Margin
Cost of revenues decreased 9% to NIS 768.6 million ($162.3 million) in fiscal 2002 from NIS 848.5 million ($179.1 millions) in fiscal 2001. This decrease was consistent with the decrease in the level of revenues generated by Baran and in the scope of projects, especially in the Semiconductors and Communications divisions.

Gross margin in 2002 was 15% as compared to 18% in 2001. This decrease can be attributed to the economic downturn, which led to a decrease in the scope of projects and to a decrease in project prices, as well as a relative increase in project related expenses due to completion of large-scale projects. Additionally, the consolidation of Baran Telecom Inc. (formerly o2wireless Solutions Inc.) operating results into Baran’s financial statements for the last quarter of 2002, contributed to the decrease in gross margin.

Divisional Highlights.
The largest portion of Baran’s revenues in 2002 was produced by the Communications division, which accounted for 38% (NIS 348.8 million; $73.6 millions) of Baran’s overall revenues for fiscal 2002, and 42% (NIS 435.8 million; $92 millions), of its revenues for fiscal 2001. Revenues in the Communications division are generated from EPCM and turnkey services for planning, designing and deployment of telecommunication network infrastructures, installation of telecommunications equipment and other telecommunications projects. Revenues of the Communication division decreased from fiscal 2001 to 2002, due to significant declines in the telecommunications market worldwide, as well as the completion of DBS Satellite Services (1998) Ltd. project and the termination of the agreement with Nokia GmbH. Revenues of the Communications division are expected to increase during 2003, as a result of a new project in the Far East and new established and acquired companies within the division, Including o2wireless Solution Inc., which is now part of the Communications division.

During fiscal 2002, the Industrial division generated revenues of NIS 153.9 million ($32.5 millions), 17% of Baran’s total revenues in fiscal 2002, compared to NIS 166.7 million ($35 millions), 16% of Baran’s total revenues in fiscal 2001. Revenues in the Industrial division have increased steadily over the past few years, primarily due to the addition of several new projects in the fields of biotechnology, chemicals and construction. In the beginning of 2002, Baran transferred one of its subsidiaries (Baran Industries (91) Ltd.) from the Construction division to the Industrial division; however, 2000 and 2001 divisional data in the financial statements were restated to reflect this change.
During fiscal 2002, the Semiconductors division was accounted for revenues of NIS 116.4 million ($24.5 million), which constituted 13% of Baran’s total revenues in 2002, and NIS 288.5 million ($60.9 millions), which constituted 28% of Baran’s total revenues of Bran in fiscal 2001. The Semiconductors division’s revenues peaked in 2001, primarily as a result of the completion of a long-term project for the management, planning and installation of a Semiconductors production facility in Israel that generated over NIS 607 million ($128 millions) in revenues over 33 months. The decrease during 2002 also reflects the completion of the phase one of the Tower FAB 2 plant in Migdal Ha’emek. This division traditionally generates profit margins that are customary for turnkey projects, as the majority of the division’s projects are performed on a turnkey basis.
During fiscal 2002, the Technologies and Investments division was accounted for revenues of NIS 182.7 millions ($38.6 millions), which constituted 20% of Barans total revenues in fiscal 2002 and NIS 100 millions ($20.9 millions), which constituted 10% of Baran’s total revenues in fiscal 2001. The increase in this division is primarily attributable to a full consolidation of Industrial Centers E.O.D Ltd. into Baran’s financial statements.

Research and development.
Research and development expenses increased by 63.8% to NIS 6.1 millions ($1.3 millions) in fiscal; 2002 from NIS 3.7 million ($0.8 million) in fiscal 2001. This increase was due to investments in the development of a cellular parking system network, as well as the acquisition of Mobipower B.V. at the end of 2002, whose main activity is the implementation and marketing of a cellular parking system network.

Selling and marketing.
Selling and marketing expenses increased 144% to NIS 23.6 millions ($5 millions) in fiscal 2002 from NIS 9.7 million ($2.04 million) in fiscal 2001. This increase is primarily attributable to marketing expenses incurred by the Technologies and Investment division, which is responsible for the marketing of the Everswitch technology and the cellular parking systems. Additionally, the expenses incurred in relation to the commencement of activity in the US, including but not limited to the registration on the Nasdaq, resulted in an increase in the marketing expenses as well.

General and administrative.
General and administrative expenses decreased 11% to NIS 53.5 million ($11.3 million) in 2002 from NIS 60.2 million ($12.7 million) in 2001. This decrease is primarily due to a policy, implemented in the beginning of 2002, to reduce by 10%-15% the salaries paid to the senior management, as well as a substantial decrease in the bonuses received by senior management at the end of fiscal 2002 Item 6.

Net financing income.
Net financing income decreased to a net loss of NIS 17.5 million ($3.7 million) in fiscal 2002 from net income of NIS 8 million ($1.7 million) in fiscal 2001. The net increase of financing expenses over financing income in 2002 is primarily attributable to two reasons. The first is the interest on a long term loan, in the aggregate amount of NIS135 million, taken by Baran continue its strategy of penetrating new markets and acquiring new companies. As well as, the fluctuations in the Israeli economic indexes, such as the devaluation of the US $ and Euro rates and the high inflation rate. The high increase in those economic indexes resulted in depreciation of monetary items and a substantial increase in financing expenses.

Liquidity and Capital Resources

Baran’s primary source of funds in 2000, 2001 and 2002 was cash generated from operations and its retained earnings. Baran generated negative cash flow from current operations in fiscal 2002 in the amount of NIS 154.5 million ($32.6 million), primarily as a result of large cash payments to subcontractors (mainly in connection with two projects), after generating positive cash flow from operations of NIS 155.6 million ($32.8 million) in the previous year. The negative cash flow during fiscal 2002 reflects a decrease in payables due to suppliers and service providers, mainly due to exceptionally large payments in a project in the Semiconductors division which exceeded revenues derived from that project in 2002. Overall cash and cash equivalents including short-term investments decreased NIS 49.5 million ($10.5 million), during fiscal 2002. One of the main reasons for the decrease is a settlement Baran reached with Yes (D.B.S. Satellite Services (1998) Ltd.) in connection with a dispute between the parties over a project performed by Baran for Yes. Under the settlement agreement, which was approved by the court, Yes agreed to pay Baran NIS 55.5 million over a period lasting until 2004. By the end of 2002, Yes had paid Baran NIS 28.5 million due pursuant to the settlement and an adjusted amount of NIS 27 million, for which Baran has obtained credit insurance, remains outstanding as of December 31, 2002.
In fiscal 2001 Baran generated positive cash flows from operations of approximately NIS 155.6 million ($32.8 million). As a result, cash and cash equivalents at the end of fiscal 2001 were NIS 222.8 million ($47 million), as compared to NIS 100 million ($21 million) at the end of fiscal 2000. The cash balances are net of cash dividends of approximately NIS 13.3 million ($2.8 million) paid to shareholders in 2002, NIS 32.7 million ($6.9 million) paid to shareholders in 2001 and NIS 40.7 million ($8.6 million) paid to shareholders in 2000.

Trade payables at December 31, 2002 were NIS 99 million ($20.9 million), as compared with NIS 255.7 million ($54 million) at December 31, 2001. The decrease in trade payables is due mainly to substantial payments made to suppliers during 2002 and payments of debts in the Yes project and exceptional payments to suppliers in a specific project of the Semiconductors division, accrued during fiscal 2001 and paid during fiscal 2002. Short term credit from banks and others was NIS 101 million ($21.3 million) at December 31, 2002 as compared with NIS 71.2 million ($15 million) at December 31, 2001. Long-term credit from banks was NIS 166.9 million ($35.2 million) at December 31, 2002 as compared to NIS 34.6 ($7.3 million) at December 31, 2001. The increase in the short-and long-term credit during 2002 is due primarily to loans from banks taken to finance planned acquisitions of plants and operations in Europe, the United States and the Far East. The main source of financing of Baran is its accrued profits, which as of December 31, 2002 were NIS 166.5 ($35 million) as compared to NIS 154 million ($32.5 million) at the end of December, 2001. However, taking advantage of the low interest rates, on February 10, 2002 Baran entered into a loan agreement with Bank Leumi LeIsrael B.M., whereby the bank granted Baran a NIS 45 million loan for a period of three years, linked to the consumer price index and bearing an interest rate of 3.8%. On February 11, 2002 Baran entered into an additional loan agreement with Bank Hapoalim B.M.whereby the bank granted Baran a NIS 90 million loan for a period of five years, linked to the Israeli consumer price index and bearing an interest rate of 3.9%. Because these loans are linked to the Israeli consumer price index, when the index goes up, the amount to be repaid on the loan increases proportionately.
Baran has financed the growth in its operations and investments from 2000 through 2002 mainly from operations, accrued profits and long-term debt. The debt financing was used primarily to finance construction and real estate projects of the Technology and Investment division, as well as to finance commodities used by this division. Construction and real estate projects were financed mainly by loans from financial institutions and shareholders, while the importation of commodities was financed by bank credit. Additionally, the cash used in connection with the acquisition of o2wireless Solutions Inc., during 2002, was provided by long-term loans from banks.

Corporate Tax
During the years 2001, 2000 and 1999 Baran was subject to an effective tax rate of 40%, 30% and 30% on its profits, respectively, while in the uear 2002 Baran’s corporate tax rate was 44%.Israeli companies are generally subject to income tax at a corporate rate of 36% and dividends are taxed at 25%. The higher tax rate in 2001 and 2002 is due to the inability to offset losses of certain companies (including those acquired and combined in the balance sheet for the first time) against profits from other companies. The lower tax rates in 1999 and 2000 are due to the utilization of net operating losses that were carried forward and offset against taxable income. In addition, the grant and exercise (or no exercise) of options to employees in certain years affect the overall tax liability of the company for those years.

Two of Baran’s subsidiaries, Baran Energies International Ltd. and Baran Advanced Technologies (1986) Ltd., were granted an approved enterprise status for some of their activities and are eligible for tax benefits under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of Baran Energies’ income derived from its approved enterprise activity is subject to a reduced corporate tax rate of 25% and dividends paid out of such income are subject to a reduced tax of 15%; Baran Technologies’ income derived from its approved enterprise activity will be exempt from Israeli corporate tax (unless dividends are paid, in which case the corporate tax rate will be 25% and the rate of tax on dividends will be 15%). The beneficial tax treatment will remain in effect for a limited period.
The approved enterprise status imposes certain requirements on these subsidiaries, such as the location of their manufacturing facility, location of certain subcontractors and the extent to which they may outsource portions of their production process. These requirements limit their freedom to pursue other, more favorable production arrangements. If these subsidiaries do not continue to meet these requirements, the law permits the authorities to cancel the tax benefits retroactively.

As of December 31, 2001, the undistributed income derived from Baran Energies’ approved enterprise program for the years 1998-2001 amounted to approximately NIS 13.3 million, after payment of the reduced corporate tax rate of 25%.On May 7, 2002, Baran Energies distributed the entire amount of NIS 13.3 million or $2.8 million, as dividends to Baran, which distributed the dividend to its shareholders, who paid a reduced dividend tax of 15%. Baran Technologies has not yet generated distributable income from its approved enterprise program, and may not be able to utilize the tax benefits prior to the expiration of the benefit period.

The aggregate losses for tax purposes in Baran for December 31, 2002 are NIS 60.714 million ($12.8 million). NIS 5.042 million ($1.064 million) losses have been reported as deferred taxes, out of NIS 14.006 million ($2.957 million) losses, in some of Baran’s subsidiaries. Due to the fact, Baran expects future exploitation of those tax losses. Nevertheless, losses in an aggregate amount of NIS 46.708 million ($9.86 million) have not been reported as deferred taxes as they represent losses, which Bran does not expect their future exploitation.

Government Grants
Mobipower Ltd. (formerly known as T.P.S. Teleparking Systems Ltd.) and Baran Advanced Technologies (1986) Ltd. have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce. Royalties on the revenues derived from sales of products for which these grants were received are payable to the Israeli government, at a rate ranging from 2% to 3%. The technology developed with the governmental funding is subject to several legal restrictions, including the obligation to manufacture the product based on this technology in Israel and to obtain the Office of the Chief Scientist’s consent to transfer the technology to a third party. These restrictions, which continue to apply even after both Mobipower and Baran Technologies have paid the full amount of royalties payable for the grants, may impair Mobipower’ and Baran Technologies’ ability to outsource manufacturing or enter into similar arrangements for some of their products or technologies. If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, the regulations allow the Office of the Chief Scientist to require an increase in the royalty rate as well as the aggregate amount of royalties to be paid to an amount ranging from 120%to 300%of the amount of the grant plus interest (depending on the percentage of foreign manufacturing).The aggregate amount received by Mobipower and Baran Technologies was $1,051,000 of which $205,000 was repaid and $846,000 remains outstanding.

Patents and Licenses
Part of Baran’s product development strategy is to seek, when appropriate, protection for its products and proprietary technology through the use of various Israeli, United States and foreign patents and contractual arrangements.

Baran Advanced Technologies (1986) Ltd., a wholly-owned subsidiary of Baran, holds the following patents or has applied for patent protection in the following jurisdictions: a patent in Europe (No. 0 343 685) and in the United States (US No. 4896060) on its Everswitch technology; a patent application in the United States (US No. 814113/09) and an international patent application (No. EP02/0987) for an optical mouse for deployment on a keyboard, produced on the basis of the Everswitch technology; and patents in Israel (No. 115531 and 116336), Europe (No. 0 855 067) and the United States (US No. 6226337 and 6249233), and several pending patents in the United States (US No. 09/816126 and 09/828126 and 09/775604), Europe (No. 99203380.3 and 00200036.2) and internationally (IL02/ 00099), for the Mobipower cellular parking system. In February 2000, Baran Advanced Technologies (1986) Ltd. entered into an agreement with Mobipower, pursuant to which Baran Advanced Technologies (1986) Ltd. licensed to Mobipower the exclusive, worldwide right, in perpetuity to use all of its knowledge and technology in connection with the patents for the Mobipower, as well as the rights in all future developments on this system in exchange for payment of royalties from the amounts derived by Mobipower from the system as follows: of amounts received by Mobipower in each calendar year up to $10,000,000, royalties equal to 3%; and of amounts received by Mobipower in each calendar year in excess of $10,000,000, additional royalties equal to 1%. These royalties will continue to be paid to Baran Advanced Technologies (1986) Ltd. so long as the patent remains in force. In addition, Baran Advanced Technologies (1986) Ltd. has undertaken to bear all expenses in connection with the patent registration and to pay all fees due to the Israeli Chief Scientist, if any, in connection with the development of the Mobipower, Baran holds 63.6% of the outstanding capital of Mobipower. Advanced Logistics Development Ltd., a subsidiary of Baran, holds patents in Israel (No. 112513), Europe (No. 96300715.8) and the United States (U.S. No. 5826008) for a system for the collection and reporting of errors and failures in the Internet and Intranet through voice and video technologies, known as Favoweb. Advanced Logistics protects its other technological products through a special plug (a hardware based software protection system) that prevents unauthorized users from using its software, and through an internally developed device integrated within its software.

In addition, Baran protects its technological products and know-how through confidentiality agreements typically executed with employees, subcontractors and suppliers. Certain proprietary information and intellectual property rights enjoy the protection of Israeli law and Israeli case law. Most of Baran’s activities and sales are performed in Israel, European countries and in the United States, where broad protection for intellectual property rights is available. Baran has also obtained patents in other countries worldwide, including those where intellectual property protection is not as broad as in the United States and Europe, such as countries in Asia. Baran’s patents have expiration dates ranging between the years 2010 and 2015.

Trend information
Throughout the 1990‘s, the telecommunications and Semiconductors industries enjoyed tremendous growth as telecommunications carriers made large capital investments in order to expand the presence and capacity of their networks, and upgrade their existing networks. In addition, Semiconductors manufacturers made large capital investments to expand their production capacity to meet the demands of the growing market. However, with the economic downturn that began in 2001, the recession, weakened economy and tightened capital markets caused telecommunication carriers and Semiconductors manufacturers to substantially limit their capital investments, reducing demand for deployment of new telecommunications networks and implementation of new projects in the Semiconductors industry. According to Baran’s current estimates, these industries are expected to begin a recovery no earlier than the second half of 2003. First signs of this recovery might be seen in the declarations of large companies and organizations, of their intent to initiate projects, including, among others, the plans of the American Government in respect of its Home Land Security Project.

Baran believes that traditional process-oriented industries, such as chemicals, petrochemicals, energy, biotechnology, pharmaceuticals and food processing, which are the target markets of Baran’s Industrial and Consulting divisions, face a prolonged slowdown and recession both in Israel and worldwide. The current economic climate has resulted in a decrease in the number of new projects for these divisions, and the number of new large-scale engagements for these divisions has consequently declined.

To address the challenges presented by the economic slowdown, Baran’s Industrial and Consulting divisions have expanded their areas of expertise to fields that have been less impacted by recent economic difficulties, such as the biotechnology and pharmaceutical industries. Baran believes that traditional process- oriented industries will recover with the general recovery of the economy.

The Israeli market in which the Construction division operates has been relatively stable over the last few years and, absent of negative impacts of a war in the Middle East on these industries in Israel, Baran expects the market to grow in the coming years due to a number of large infrastructure and construction projects planned by the Israeli government. Since the beginning of 2002, most of the industries in which Baran’s divisions operate have experienced a deep recession. These factors materially adversely affect businesses of each of Baran’s divisions although Baran’s divisions are not equally affected; Baran’s Semiconductors division was the most seriously affected, while the construction division’s results were actually improved.

Impact of inflation and currency fluctuations
For existing projects in Israel, changes in exchange rates are not of material significance for Baran, since the related income and expenses are in Israeli currency, so that there is no exposure to currency fluctuations. Accordingly, Baran does not use any special hedging transactions to protect its operations.

With respect to large projects and special projects where the consideration is linked to the U.S. dollar or the currency of another country, Baran endeavors to create a correlation between the bases of income and expenses, to prevent exposure to fluctuations in the exchange rates. In such projects, receipts and advances are usually linked to the currency in which most of the related expenditures will be incurred. The activities of Baran’s foreign subsidiaries are carried out in the local currencies of their countries of residence, which limits to some degree their exposure to fluctuations in exchange rates.

Israel has experienced high inflation as compared to other countries. The Israeli’s government policy is to decrease and stabilize inflation to a rate of 3% a year. From 1998 until 2001, the Israeli government’s policy with respect to inflation was implemented successfully and the inflation rate decreased from 8.6% to 1.4%. In 2002 due to the economic downturn, recession and severe political situation, the Israeli government eased its anti-inflationary policy. Baran was adversely affected by the high inflation rate in 2002, and suffered from depreciation in project prices and devaluation of short-term investments. Bran’s policy is to include in its agreements with costumers, provisions with respect to the linkage of each agreement’s monetary items to the CPI, except for agreements which include US$ monetary items.

Nevertheless, due to credit terms granted to customers and the increasing difficulty of correlating its liquid monetary balance and the interest and inflation rates in short term, net financing expenses are increasing.

The inflation rate in Israel in the recent five years:

During 1998	8.6%
During 1999	1.3%
During 2000	0%
During 2001	1.4%
During 2002	6.5%

Critical Accounting Policies and Significant Accounting Estimates

Management is required to make a number of assumptions and estimates that directly impact the consolidated financial statements and related disclosures. Those assumptions and estimates form the basis for certain of Baran’s accounting policies described in note 1 to Baran’s consolidated financial statements. The accounting policies that are most important to the portrayal of Baran’s financial condition and results of operations, and require management’s most difficult, subjective or complex judgments, are considered to be critical accounting policies. Because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between Baran’s estimates and actual results. Management believes that each of Baran’s assumptions and estimates are appropriate in the circumstances, and represent the most likely future outcome. Baran believes its critical accounting policies relate to its estimates of costs to complete projects and revenue recognition on its contracts, the collectibility of its contracts and trade receivables, and warranty provisions. See “Significant Estimates Used in Preparing Baran’s Consolidated Financial Statements.”

Recently issued accounting pronouncements in Israel
In October 2001, the Israeli Accounting Standards Board (“the IASB”) issued Israel Accounting Standard No. 12 — “Discontinuance of Adjusting Financial Statements for inflation”, which provided for the discontinuance of adjusting financial statements for the effects of inflation, as of January 1, 2003. In December 2002, Accounting Standard No. 17 was issued that postponed the date from which Accounting Standard No. 12 is to be applied until January 1, 2004. The inflation-adjusted amounts as of December 31, 2003 will be the base for the nominal-historical financial reporting in the following periods. The implementation of Standard No. 12 will mainly effect the financial expenses item. Upon implementation of Standard No. 12, Clarifications Nos. 8 and 9 to Opinion 36 of the Institute of Certified Public Accountants in Israel will be canceled and will be replaced with effect from January 1, 2004 by Israel Accounting Standard No. 13, which was issued at the same time as Standard No. 12. Most of the provisions of Standard No. 13 correspond to the provisions, which appeared in the above-mentioned clarifications.
In February 2003, Accounting Standard No. 15 of the IASB — “Impairment of Assets”, became effective. This standard, which is based on International Accounting Standard No. 36, requires a periodic assessment — at each balance sheet date — to evaluate the need for a provision for the impairment of the company’s non-monetary assets — fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies. As promulgated by the standard, its provisions are to be applied as of January 1, 2003. Pursuant to the provisions of the standard, if any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets, the company is required to evaluate whether the carrying value of the investment in the asset is recoverable from the cash flows anticipated from that asset, and, if necessary, to record an impairment provision up to the amount needed to adjust its carrying amount to its recoverable amount. The impairment loss is carried directly to income.
The recoverable amount of an asset is determined as being the greater of the asset’s net selling price and its value in use to the company. The asset’s value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal. The Company is making the necessary preparations in order to apply this standard commencing with its first interim financial statements in 2003, and is currently reviewing the expected implications, if any, on its financial statements.

Recently Issued Accounting Pronouncements in the United States
FAS 143
In July 2001, the FASB issued FAS 143, “Accounting for Asset Retirement Obligations”. FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for Ñfiscal years beginning after June 15, 2002 (January 1, 2003 for Baran). Baran does not believe that the adoption of FAS 143 will have any material effect on its consolidated financial statements.

FAS 145
In May 2002, the FASB issued FAS 145, “Revision of FAS Nos. 4, 44 and 64, Amendment of FAS 13 and Technical Corrections as of April 2002". FAS 145 is effective for fiscal periods beginning after May 15, 2002 (as applicable to the Company, January 1, 2003). Baran does not believe that the adoption of FAS 145 will have any material effect on its consolidated financial statements.

FAS 146
In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS-146”). FAS-146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)".
FAS-146 required that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability.
FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31. 2002.
Baran does not expect the adoption of FAS 146 to have a material effect on its consolidated financial statements.

FAS 148
In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123". FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002.
Baran has elected to continue accounting for employee stock-based compensation in accordance with APB 25 and related interpretations.

FIN 45
In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. Disclosures required under FIN 45 are already included in these financial statements. However, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.
Baran does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

FIN 46
In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”). Under this FIN, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.
The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003, the FIN shall apply immediately; for variable interests in variable interest entities created before that date, the FIN shall apply – for public entities — as of the beginning of the first interim or annual reporting period beginning after June 15, 2003.
Baran does not expect the adoption of this FIN to have a material effect on its consolidated financial statements.

Significant Estimates Used in Preparing Baran’s Consolidated Financial Statements
Revenue recognition from contracting work in progress.
Baran recognizes revenue from such work by the percentage-of-completion method, provided the following conditions are met: collection of revenues is expected, revenues and costs can be estimated reasonably, and there is a likelihood that the project will be completed and that contractual obligations to customers will be met. When estimating the final outcome is impractical, Baran uses a zero estimate of profit (i.e. equal amounts of revenue and cost are recognized until results can be estimated more precisely) (“zero profit method”).
In addition to the above mentioned revenues recognition conditions, profits from contract work on buildings is recognized by the percentage of completion method if the stage of completion has reached at least 25%; prior to this stage — by the zero profit method. Baran measures progress toward completion based on the output measure of value added for its turnkey project. Baran determines the relative value added of each component to the total project value added based on the ratio of costs of the component to total expected costs, at the commencement of the project. Such ratio of relative value of each component remains unchanged during the project. Relevant component output measures are used to determine progress toward completion of each component. The project percentage of completion (weighting the appropriate components) are applied to the total estimated project revenues and project costs to determine the amount of revenue and costs recognized, on a cumulative basis. Changes in estimates for revenues, costs, and profits are recognized in the period in which they are determinable using the cumulative catch-up method of accounting. In respect of work for which a loss is anticipated, a provision for the entire loss is made immediately.
Baran shares held by Baran and its subsidiaries.
These shares are presented as a reduction of shareholders’ equity, at their cost, under the item “Cost of Company shares held by Baran and its subsidiaries” in the Baran financial statements. Gains on sale of such shares are carried to capital surplus.
Allowance for doubtful accounts.
The allowance is determined for specific debts of which collection is doubtful.
Research and development expenses.
Research and development expenses are charged to income as incurred. Grants from government departments for approved projects is recognized as a reduction of expenses as the related cost is incurred (see also note 15g to Baran’s financial statements).
Warranty provisions.
A warranty provision is provided in Baran’s financial statements for:

o	those projects where a warranty period is defined in the relevant agreement, or

o	based on past experience with a specific project where expenses were incurred for a customer during the warranty period.

The warranty period is typically between one and two years and is determined by each particular agreement. The amount of the warranty is calculated based on engineering estimates which are based on projected expenses and costs, and on past experience. Every quarter, the provision is re-examined and updated based on both the remaining warranty period, and on the expected cost of fulfilling the warranty obligation.

ITEM 6.

Directors and Senior Management

Baran’s executive officers and directors and their ages and positions are as follows:

Name	Age	Principal Position

Meir Dor	56	Chairman of the Board of Directors and CEO
Yom Tov Samia	49	President, Chief Operation Officer and Director
Menachem Gal	55	Senior Executive Officer and Director
Aviel Raviv	58	Senior Executive Officer and Director
Israel Gotman	56	Chief Projects Officer and Director
Jonathan Inbar	60	Director
Isaac Friedman	53	Director, Vice President of Construction Division
Israel Scop	52	Director
Shuki Shor	55	Director
Shlomo Sharf	54	Director
Liora Ofer	49	Director
Arieh Shaked	53	Outside Director
Tami Gottlib	46	Outside Director
Sasson Shilo	48	Chief Financial Officer and Secretary

The business experience, principal occupation and employment, as well as the periods of service, of each of the board members and executive officers of Baran are set forth below:

Meir Dor has served as a director of Baran since 1991 and has served as the chairman of the board of directors of Baran since 1992. Mr. Dor is also a director of the following Baran subsidiaries: Baran Advanced Technologies (1986) Ltd., Baran Technical Products Management and Marketing Ltd., Baran Raviv Telecom Ltd., H.A.J.I Ltd., Mobipower Ltd., A.R.- A.D.Y.R. Constructions Ltd., Meissner-Baran Ltd., Industrial Centers E.O.D. Ltd., A.L.D. Advanced Logistics Development Ltd., Tefen Industrial Engineering Management and Systems Analysis Ltd. and Baran Acquisition Sub, Inc. Mr. Dor received his BSC in Management and Industrial Engineering from the University of Tel-Aviv, Israel in 1978.

Yom Tov Samia has served as a director of Baran since 2001. Until 2001 Mr. Samia has served in senior positions in the Israeli army, such as the Chief Officer of the Southern Command. Since 2001, Mr. Samia has served as a co-managing director of Baran, head of operations of various divisions in Baran, and director of the following subsidiaries of Baran: Baran Project Construction Ltd., Baran Inbar Projects (1987) Ltd., Baran Advanced Technologies (1986) Ltd., Baran Technical Products Management and Marketing Ltd., Baran Industries (91) Ltd., Baran Energies International Ltd., Baran Raviv Telecom Ltd., Baran Infrastructure and Construction Ltd., Notev — Management and Operations Ltd., H.A.J.I. Ltd., Baran Engineering and Projects (1983) Ltd., Meissner-Baran Ltd., Industrial Centers E.O.D. Ltd., LEAD Control Ltd. and Green Anchors Ltd. Mr. Samia also serves as the Chairman of the Council for Regulating of Sports Betting. Mr. Samia holds a B.A.in General Studies from the University of Tel Aviv, Israel, (1988) and an M.A. in Political Science from the University of Haifa, Israel (1992).

Menachem Gal has served as a director of Baran since 1991, and has served as co-managing director and head of business development of Baran since the second half of 2001. Mr. Gal also serves as a director of the following Baran subsidiaries: Baran Inbar Projects (1987) Ltd., Baran Advanced Technologies (1986) Ltd., Baran Technical Products Management and Marketing Ltd., Baran Energies International Ltd., Baran Raviv Telecom Ltd., Notev — Management &Operation Ltd., Enco Systems Projects (1997) Ltd., A. Etzion Consultants &Engineers Ltd., H.A.J.I. Ltd., Baran Engineering and Projects (1983)Ltd. and Nes-Pan Ltd.

Aviel Raviv has served as a director of Baran since 1997, and has served as co-managing director since 1994. Mr. Raviv served as a co-managing director of Baran Raviv Startup and Entrepreneur Ltd. until 1997. Until 1999, Mr. Raviv served as the head of Baran’s telecommunications division. Mr. Raviv serves as a director of the following Baran subsidiaries: Baran Project Construction Ltd., Baran Raviv Telecom Ltd., Enco Systems Projects (1997) Ltd., Baran Engineering and Projects (1983)Ltd. and Baran Acquisition Sub, Inc. Mr. Raviv received his B.Sc. in Mechanical Engineering from Technion, Israel Institute of Technology in 1970 and an M.Sc. in Mechanical Engineering (Turbomechanics) from Union College, Schenectady, New York, in 1974.

Israel Gotman has served as a director of Baran since 1991. Between the years 1990 and 2001, Mr. Gotman served as chief executive officer of several of Baran’s subsidiaries. Mr. Gotman currently serves as a director of Baran Industries (91) Ltd. Mr. Gotman holds a B.Sc. in Mechanical Engineering from the Faculty of Mechanical Engineering, Moscow (1972).

Jonathan Inbar has served as a director of Baran since 1991.Between the years 1995 and 2000 Mr.Inbar served as a co-managing director of Baran and was responsible for engineering outside Israel. Mr. Inbar received his BSC in Chemical Engineering from the Technion, Institute of Technology, Haifa, Israel in 1967, his M.Sc. in Chemical Engineering from the Technion, Institute of Technology, Haifa, Israel in 1971, and his M.Sc. in Industrial Management from Technion, Institute of Technology, Haifa, Israel in 1985.

Isaac Friedman has served as a director of Baran since 1991, and currently is the head of the construction division of Baran. Between the years 1990 and 1999, Mr. Friedman served as vice president of Baran Project Construction Ltd., where he currently serves as chief executive officer. Mr. Friedman serves as a director in the following Baran subsidiaries: Baran Project Construction Ltd. and Baran Infrastructure &Construction Ltd. Mr. Friedman graduated as a Practical Construction Engineer from the Technical College of the Negev, Beer-Sheva, Israel in 1975, and received his B.Sc. in Business Management from Champlain College, Illinois, in 2000.

Israel Scop has served as a director of Baran since 1991.Until 1998, Mr. Scop served as vice president in Baran-Project Construction Ltd. Between 1998 and 2000, Mr.Scop acted as chief engineer of Baran’s engineering companies. As of 2000, he is responsible for community relations and special engineering projects for Baran. Mr. Scop holds a B.Sc. in Mechanical Engineering from the Technion, Institute of Technology, Haifa, Israel (1972).

Shuki Shor has served as a director of Baran since 2001. For the past five years, Mr. Shor has served as vice president, Electra (Israel) Ltd., and he also serves as a director in number of other Israeli companies: A. Hertz Cooling and Air-conditioning Ltd., Electra Financing and Investments Ltd., Electra Real Estate Ltd., G.S.K.O. Marketing Company Ltd., Tal Elevators (Tel Aviv) Ltd.,and Kedar Air-conditioning Systems (1989) Ltd. Mr. Shor holds a BA in Mechanical Engineering from the Ben Gurion University, Beer-Sheva, Israel (1972).

Shlomo Sharf has served as a director of Baran since 1998.In the past five years he has served as chief executive officer and director in Electra (Israel) Ltd. and held various senior positions and directorships in several Israeli companies, including the position of director in Shekem Ltd., Elko Industries Ltd., Milgam Ltd. and Mendelson Ltd. Mr. Sharf holds a BA in Mechanical Engineering from the Ben Gurion University, Beer-Sheva, Israel (1974).

Liora Ofer has served as a director of Baran since 1999.During the past five years Ms. Ofer has served in different roles in the Ofer Brothers group of companies, including Israel Chemicals Ltd. and its subsidiaries, and has served as the managing director of Almog Eilat Shore Ltd. Ms. Ofer also serves as a director of a number of Israeli companies: United Mizrahi Bank Ltd., Ofer Development and Investments Ltd., Malisron Ltd., Almog Eilat Shore Ltd., Neot Almog Shore (1990) Ltd., Almog Hotel Management Ltd., Almog Shore Haifa (1996) Ltd., Neve Almog Shore Ltd., Laguna Hotel Ltd., Oro Investments Ltd., Oro Foreign Investments (1999) Ltd., Halidor Entrepreneurs Ltd., and Ofer Brothers Assets (1957) Ltd.

Arieh Shaked has served as an outside director of Baran since 2000.During the past five years Mr. Shaked has served as chairman of the board of directors of a number of Israeli companies: Enosh Security and Maintenance Ltd., Enosh Building Maintenance Ltd., Enosh Human Resources Services and Security Eilat Ltd. Mr. Shaked is also a director of Arami Shaked 2000 Ltd. and Nehushtan Investments Ltd.
Mr. Shaked holds a BA in Political Sciences, Business Management from Bar-Ilan University, Tel-Aviv, Israel (1982) and an MA in Social Sciences and Mathematics from the University of Haifa, Israel (1989).

Tami Gottlib joined Baran as an outside director on July 4, 2002. Between 1997 and 2001, Ms. Gottlib served as co-managing director and director of Investec General Management and Underwriting Ltd. Since 2001, Ms. Gottlib has acted as an independent consultant. Ms. Gottlib currently serves as a director in a number of Israeli companies: Sahar Development and Investments Ltd., Ishpro Israeli Company for the Security of Buildings Ltd., Emilia Cracking (M.O.F.) Ltd., RoboGroup Ltd., he Provident Funds of Mercantile Discount Bank Ltd., T.R.A. Tel Aviv Radio Ltd., “Dan” Transportation Company Ltd., Incredimail Ltd., and Credit Information Association (CIA) Ltd. Ms. Gottlib holds a BA in International Relations from The Hebrew University, Jerusalem, Israel (1978) and an MA in Economics from Indiana University Bloomington, Indiana, USA (1980).

Sasson Shilo joined Baran in 1992 and serves as Baran’s vice president of finance and as secretary of Baran. Mr. Shilo serves as a director in the following Baran subsidiaries: Baran Technical Products Management and Marketing Ltd., Baran-industries (1991) Ltd., Enco Systems Projects (1997) Ltd., A. Etzion Consultants &Engineers Ltd. and Industrial Centers E.O.D. Ltd. Mr. Shilo holds a BA in Economics from the Ben Gurion University, Beer-Sheva, Israel from 1984 and an MBA in Business Management from the Ben Gurion University, Beer-Sheva, Israel (1989).

Compensation

During 2002 Baran paid to all its directors and senior management as a group an aggregate amount of NIS 3.3 million ($0.7 million) in salaries, fees and bonuses. Other than the payment to non-employee directors of NIS 139,000 (approximately $29,000) for their participation in board meetings, no directors received cash compensation in the year ended December 2002.

On September 24, 1998 and August 24, 2000, the general meetings of the shareholders of Baran approved a yearly cash bonus for the years 1998, 1999 and 2000 to Meir Dor, Menachem Gal, Israel Gotman, Israel Scop, Isaac Friedman, Jonathan Inbar and Aviel Raviv, and a cash bonus for the years 1999 and 2000 to Electra Investments (1998) Ltd., as well. The amount of the cash bonus for the year 1999 to each of the above, including Electra investments (1998) Ltd., was NIS 1.06 million, and for the year 2000 was NIS 0.66 million.

In November 2001, Baran’s general meeting approved bonuses and the grant of an aggregate of 120,000 shares and 100,000 options to certain related parties. On January 3, 2002 and February 4, 2002 the Israeli Securities Authority notified Baran that the issuance of the shares and options as well as the granting of the bonuses were not duly authorized by the general meeting. Although, based on the advice of legal counsel, Baran believed that the transactions were properly authorized, it has nevertheless frozen the performance of the transactions from the day it received the Israel Securities Authority’s notification. By that date, the related parties already received an aggregate of NIS 6,350,000 as advances on said bonuses, however no shares or options were issued. The related parties have signed waivers, whereby they agreed to waive their rights to receive the securities and the cash bonuses, except for the advances, which they had already received. Baran intends to continue to grant incentives to its managers in a similar manner in the future.

Board Practices

Baran’s articles of association provide that Baran’s board shall consist of no less than three and no more than 13 directors. Each director who is not an outside director is elected at an annual general meeting or a special meeting of Baran’s shareholders by a vote of the holders of a majority of the voting power represented and voting at that meeting. Outside directors are elected and may be removed only in accordance with the provisions of the Israeli Companies Law. Baran’s board currently consists of 13 directors, two of whom are outside directors. Each director who is not an outside director will hold office until the next annual general meeting of Baran’s shareholders, unless terminated earlier by a simple majority vote of the shareholders at a general meeting, or if he or she becomes insane, is declared bankrupt, or resigns, or upon his or her death.
A simple majority of Baran’s shareholders voting at a general meeting may remove any of Baran’s directors, other than outside directors, from office and may elect replacement directors or fill any vacancy in the board, other than vacancies created by an outside director. Outside directors may be appointed only in accordance with the provisions of the Israeli Companies Law. Directors hold office until the next general meeting of Baran’s shareholders. Each of Baran’s co-managing directors are considered to be executive officers, serve at the discretion of the board and hold office until his or her successor is elected or until his or her earlier resignation or removal.
Other executive officers are appointed by management, and terms of their employment are subject to the approval of the board of directors. There are no family relationships among any of Baran’s directors or executive officers.

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed on an exchange, including the Tel Aviv Stock Exchange or the Nasdaq National Market, are required to appoint two outside directors. Arieh Shaked and Tami Gottlib were appointed as Baran’s outside directors under the Israeli Companies Law. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or any entity under the person’s control has or had during the two years preceding the date of appointment any affiliation with the company or any entity controlling, controlled by or under common control with the company.

The term affiliation includes:

o	an employment relationship;

o	a business or professional relationship maintained on a regular basis;

o	control; and

o	service as an office holder, excluding service as a director for a period of not more than three months during which the company first offered its shares to the public. The term "office holder'' is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person's title.

No person can serve as an outside director if the person’s position or other business creates, or may create a conflict of interests with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If at the time an outside director is appointed all current members of the board of directors are of the same gender, then that outside director must be of the other gender.

Until the lapse of two years from termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

o	the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election of the outside director; or

o	the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an outside director is three years. The outside director may be reelected to one additional term of three years by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of outside directors. outside directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and even then only if the outside directors cease to meet the statutory requirements for their appointment or if they violate their duty of loyalty to the company. If an outside directorship becomes vacant, a company’s board of directors is required under Israeli Companies Law to call a shareholders’ meeting immediately to appoint a new outside director.

Each committee of a company’s board of directors is required to include at least one outside director and the audit committee is required to include both outside directors. An outside director is entitled to compensation as provided in regulations adopted under Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director.

Employees

As of December 31, 2002, Baran and its subsidiaries, had employed approximately 1,675 employees, approximately 1,144 of whom were based in Israel, 305 in United States, 30 in United Kindom, 140 in Germany and 56 in Thailand. The breakdown of Baran’s employees by division is as follows:

Year ended December 31,	2000	2001	2002
Baran management	30	29	32
Business development	----	10	10
Communications division	440	380	645
Construction division	130	125	134
Industrial division	375	350	406
Semiconductors division	100	140	60
Consulting division	350	330	324
Technologies and Investments division	55	60	64
Total	1,480	1,424	1,675

Share Ownership

There are currently no outstanding options to purchase shares of Baran.

ITEM 7.

Major Shareholders

The following table sets forth information as of March 24th, 2003 concerning the beneficial ownership of the Baran ordinary shares by each shareholder known by Baran to be the beneficial owner of more than 5% of the outstanding shares, each current member of the board of directors of Baran, certain Baran executive officers, and all directors and current executive officers as a group. Except as otherwise indicated, the business address for each of the following persons is Baran House,8 Omarim St. Industrial Park, Omer 84965,Israel.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned

Menahem Gal	129,252	1.54%
Aviel Raviv	183,100	2.19%
Isaac Friedman	88,615	1.06%
Meir Dor	1,351,914	16.14%
Electra Investments (1998) Ltd.(1)	1,053,738	12.58%
1 Sapir St.,Rishon Letzion,Israel
Bank Leumi LeIsrael B.M.Funds(2)	596,053	7.12%
24 Yehuda Halevi St.,Tel Aviv,Israel
Israel Gotman(3)	301,923	3.60%
Jonathan Inbar(3)	177,719	2.12%
Israel Scop(3)	185,719	2.22%
Yom-Tov Samia	51,000	0.61%
Liora Ofer	140,000	1.67%
The Liora Ofer House, Shavei Zion, Israel
Sasson Shilo	13,734	0.16%
Shuki Shor	0	____
Shlomo Sharf	0	____
Arieh Shaked	0	____
Tami Gottlib	0	____
All current officers and directors as a group (14 persons)	2,622,976	31.32%

(1)Electra Investments (1998) Ltd. is a wholly-owned subsidiary of Electra (Israel) Ltd. The interested shareholders of Electra (Israel) Ltd. and their respective percentages of holdings therein are Elco Holdings Ltd. (52.3%), Bank Hapoalim B.M. (6.25%) and Bank Discount B.M. (6.09%). The interested shareholders of Elco Holdings Ltd. and their respective percentages of holdings therein are Mr. Gershon Zelkind (who holds an aggregate of 59.36% of Elco Holdings Ltd.‘s issued share capital, 44.49% of which are held directly by him and 14.87% of which are held through a wholly-owned foreign company) and Elco Holdings Ltd., which holds 16.88% of its own share capital due to repurchase of its own shares.
(2)Bank Leumi LeIsrael B.M. controls the voting shares of various investment and other funds that own the Baran ordinary shares. These numbers of shares are based on reports provided to Baran by the Bank.
(3)Israel Gotman, Jonathan Inbar and Israel Scop are directors of Baran and have entered into a voting agreement pursuant to which they have agreed to vote their shares to elect directors of Baran.

Related Party Transactions

On July 7, 1998, Baran and Baran Industries (1991) Ltd. entered into an agreement with several shareholders of Tefen Industrial Engineering Management and Systems Analysis Ltd. under which the parties granted each other several rights with respect to their disposition and purchase of shares in Tefen, and agree to coordinate their voting with respect to the election of directors as well as other matters to be voted on at Tefen’s general meetings.

On January 31, 2000 Baran entered into an agreement with a shareholder of A.L.D. Advanced Logistics Development Ltd., whereby the parties granted each other several rights with respect to the disposition of their shares, determined the dividend distribution policy in the company and agree to coordinate their voting with respect to the election of directors as well as other matters to be voted on at Advanced Logistics’ general meeting of shareholders.

In addition, Baran has oral agreements with all its wholly owned subsidiaries, pursuant to which Baran receives management fees from the subsidiaries in amounts ranging between 4% to 5% of each subsidiary’s annual revenues. Baran has a written agreement with Tefen, pursuant to which Baran receives consulting fees from Tefen in an amount equal to the cost of the yearly compensation of a co-managing director in Tefen (NIS 758,080 in 2001). Baran has a written agreement with A.L.D., pursuant to which Baran receives consulting fees from Advanced Logistics in an amount equal to the cost of the yearly compensation of the president of Advanced Logistics (NIS 369,692 in 2001).

In an agreement dated March 27, 1992 Meir Dor, Menachem Gal, Isaac Friedman, Israel Gotman, Jonathan Inbar and Israel Scop, agree to coordinate their vote with respect to the election of directors to the Baran board as well as other matters to be voted on at Baran’s general meetings of shareholders and granted each other several rights with respect to the disposition of their shares. The parties signed subsequent agreements with Aviel Raviv, dated October 21, 1997 and October 7, 1998 joining Mr. Raviv to the agreement, and modifying the manner in which directors shall be elected to the Baran board. An addendum dated December 10, 2000 specified certain conditions for the effectiveness of these agreements.

On July 8, 1998, Electra Investments (1998) Ltd. and Messrs. Dor, Gal, Friedman, Gotman, Inbar and Scop signed an agreement pursuant to which the parties have undertaken, among other things, to determine Baran’s dividend payment policy and to grant a right of Ñfirst refusal and a tag along right on the sale of Baran shares owned by any of the parties, as described in the agreement. In addition, the parties have agreed that the consent of each party is required in order to change Baran’s articles of association in a manner that adversely affects the rights of any of the parties, and in order to issue Baran ordinary shares if the issuance is not equal to all parties. In the agreement, and in a separate document to which Aviel Raviv was also a party, all parties agreed that Electra has a right to appoint one director to the Baran board, as described in the agreement, and that all parties will vote their shares to approve the appointment of Electra’s designee and all other designees recommended by the other parties to the agreement.

On October 18, 1999, Mr. Raviv transferred all his rights in connection with the appointment of directors of Baran to Meir Dor. During the year 2001, Mr. Gal and Mr. Friedman transferred all their rights in connection with the appointment of directors of Baran to Meir Dor, the above transfer shall remain valid until its cancellation.

ITEM 8. FINANCIAL INFORMATION

Our consolidated financial statements are incorporated herein by reference to pages F-1 through F-114.

ITEM 9. OFFERS AND LISTING

Market and Share Price History

Baran ordinary shares have been traded on the Tel Aviv Stock Exchange under the symbol “BRAN” since March 26, 1992.

The following table sets forth the high and low sales prices, in NIS, of the Baran ordinary shares (in NIS) as quoted on the Tel Aviv Stock Exchange for the periods indicated:

2001	High	Low
1st quarter	119.75	67.38
2nd quarter	91.33	68.61
3rd quarter	94.89	60.95
4th quarter	91.06	68.16
2002
1st quarter	97.53	77.34
2nd quarter	79.49	43.30
3rd quarter	50.10	26.86
4th quarter	28.55	23.62

The annual high and low market prices for Baran ordinary shares (in NIS) for the five most recent full fiscal years:

	High	Low
2002	97.53	23.62
2001	119.75	60.95
2000	161.65	93.84
1999	104.56	26.48
1998	29.54	19.35

The high and low market prices for Baran ordinary shares (in NIS) for the most recent six months:

	High	Low
March 24, 2003	35	29.06
February 2003	28.69	26.37
January 2003	8.4	27.06
December 2002	37.07	25.56
November 2002	35.83	25.55
October 2002	28.55	23.62

On November 2002, our shares commenced trading on the Nasdaq National Market, under the symbol “BRAN” the following table sets forth, for the periods indicated and available, the high and low reported sales prices of the ordinary shares on the Nasdaq National Market:

	High	Low
March 24, 2003	7.02	6.02
February 2003	5.9	5.41
January 2003	6.0	5.68
December 2002	8.48	5.32
November 2002	7.0	5.5

ITEM 10. ADDITIONAL INFORMATION

Articles of Association

Under Israeli law, the founders of a company must present to the Israeli Registrar of Companies the company’s articles of association. Upon receipt of a certificate of registration from the Registrar of Companies, the company is considered duly incorporated. Following incorporation, an Israeli company must notify the Registrar of Companies of, among other things, all issuance of shares, amendments to the articles of association and the name and addresses of its shareholders of record and directors. A company must also submit to the Registrar of Companies the annual reports and, as Baran is a publicly traded company, the audited financial statements that it submits to its shareholders, which all become a matter of public record. Bran’s Israeli incorporation number is 52- 003725-0.

Audit Committee
Under Israeli Companies Law, the board of directors of any company whose shares are listed on any exchange must appoint an audit committee comprised of at least three directors including all of the outside directors, but excluding the:

o	chairman of the board of directors;

o	general manager;

o	chief executive officer (or managing director);

o	controlling shareholder; and

o	any director employed by the company or who provides services to the company on a regular basis.

Baran's board has appointed Tami Gottlib, Liora Ofer and Arieh Shaked as members of its audit committee. Under Israeli Companies Law, the role of the audit committee is to identify irregularities in the business management of the company, in consultation with the internal auditor and the company's independent accountants, and suggest an appropriate course of action.

Approval of Transactions with Office Holders and Controlling Shareholders
The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders. The term controlling shareholder includes a shareholder that holds 50% or more of the voting rights in a public company; if the company has no shareholder that owns more than 50% of its voting rights, then the term also includes any shareholder that holds 25%or more of the voting rights of the company. An audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the two outside directors are serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Internal Auditor
Under the Israeli Companies Law, the board of directors must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company's actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but may not be an interested party or an office holder, an affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company's independent accountant or its representative. An interested party is defined in the Israeli Companies Law as a 5%or greater shareholder, any person or entity who has the right to designate one director or more or the chief executive officer (or managing director)of the company or any person who serves as a director or as a chief executive officer (or managing director). Baran has appointed Mr. Haim Halfon of the Amit Halfon accounting firm as its internal auditor.

Approval of Specified Related Party Transactions under Israeli Law
The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and executive officers. The duty of care requires an office holder to act with the degree of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

o	information on the appropriateness of a given action brought for his or her approval or performed by virtue of his or her position; and

o	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

o	refrain from any conflict of interest between the performance of his or her duties to the company and his or her personal affairs;

o	refrain from any activity that is competitive with the company;

o	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

o	disclose to the company any information or documents relating to a company's affairs that the office holder received as a result of his or her position as an office holder.

The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company, and in any event not later than the first meeting of the board of directors at which such transaction is considered. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

o	the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of these people; or

o	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Under the Israeli Companies Law, an extraordinary transaction is a transaction:

o	other than in the ordinary course of business;

o	that is not on market terms; or

o	that is likely to have a material impact on the company's profitability, assets or liabilities.

Under the Israeli Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, however, a transaction that is adverse to the company's interest may not be approved. If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a transaction, other than a transaction which is not an extraordinary transaction, and which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors have a personal interest in the matter, the transaction also requires the approval of the shareholders of the company.

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and undertaking to indemnify or insure an office holder who is not a director requires both board and audit committee approval. In general, arrangements regarding the compensation, indemnification and insurance of directors require audit committee and shareholders approval in addition to board approval.

Under the Israeli Companies Law, the disclosure requirements, which apply to an office holder, also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and a majority of the shareholders of the company. In addition, the shareholders' approval must fulfill one of the following requirements:

o	at least one-third of the shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting must vote in favor of approving the transaction; or

o	the shareholders who have no personal interest in the transaction who vote against the transaction may not represent more than 1%of the voting rights in the company.

Under Israeli Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and the other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

o	an amendment to the articles of association;

o	an increase in the company's authorized share capital;

o	a merger; and

o	approval of related party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty and there is no binding case law that addresses this subject directly. The above also applies to any voting agreement among shareholders of the company.

Exculpation, Insurance and Indemnification of Directors and Officers

Under Israeli Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of the duty of loyalty of the office holder. However, the company may approve an act which otherwise will be treated as a breach of the duty of loyalty of an office holder provided that the office holder is acting in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Baran’s current articles of association do not include such a provision. An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association, and provided that the indemnification undertaking is limited to foreseeable liabilities and was in reasonable amounts as determined by the board of directors. Baran’s articles of association contain such a provision, and limit it further by stating that the aggregate indemnification amount will not exceed 25% of Baran’s net equity, as stated in its most recent financial reports before the actual indemnification. Baran may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

o	a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator's award approved by court; and

o	reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party, or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

o	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

o	a breach of duty of care to the company or to a third party; and

o	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

o	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

o	a breach of duty of care committed intentionally or recklessly;

o	an act or omission committed with intent to derive illegal personal benefit; or

o	a fine levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by the audit committee and the board of directors of a company, and, in respect of its directors, by the shareholders. Baran’s directors and office holders are currently covered by a directors’ and officers’ liability insurance policy, which has an aggregate claims limit of $15 million, no claims for directors and officers’ liability insurance have been filed under this policy.

Baran has entered into agreements with each of its office holders undertaking to indemnify them to the fullest extent permitted by its articles of association. The procuring of insurance is subject to Baran’s discretion depending on its availability, effectiveness and cost. In the view of the U.S. Securities and Exchange Commission, however, indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Baran’s board may declare a dividend to be paid to the holders of ordinary shares in proportion to the shares of the company that they hold. Dividends may only be paid out of profits and other surplus funds, as defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of the most recent two years, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent Baran from satisfying existing and foreseeable obligations as they become due.
In the case of a share dividend or bonus shares, holders of each class of shares can receive shares of the same class that confer upon the holder the right to receive the share dividend or shares of another class whether the class was preexisting or was created for the purpose of issuing the share dividend or bonus shares, or a combination of such classes of shares.
The Board of Directors may, before offering any dividend whatsoever, set aside certain amounts from the Company’s profits as it sees fit, as a reserve to be kept for certain purposes, and the Board can invest the sums that have been so set aside in such investments as it sees fit, and it may from time to time deal with these investments and change them and use all or some of them for the Company’s benefit, and the Board may use the reserve or any part of it in the Company’s business, without being required to hold it separately from the Company’s other assets.
Subject to all of the special or limited rights attached to any of the shares, a cash dividend will be distributed to shareholders proportionately to the paid-in capital on the par value of the shares held by them, without regard for the premium paid for the shares.

The Board of Directors may from time to time determine the manner of the payment of the dividends or the distribution of stock dividends and the arrangements relating to this with respect to the shareholders. Without limiting the generality of the above, the Board of Directors may pay any dividends or funds for shares by sending a check by mail to the shareholder’s address as it is recorded in the shareholders’ register. The shareholder will bear the risk with regard to any such mailing of a check.

On those occasions when the Board of Directors provides for the payment of dividends, or the distribution of shares or debentures out of the Company’s capital, or the granting of a right to subscribe for shares that have not yet been issued and which are offered to shareholders against the delivery of an appropriate coupon which is attached to the shareholders’ share certificates, such payment, distribution or granting of a right to subscribe against an appropriate coupon to the holder of the said coupon will constitute a discharge of the Company’s debt with respect to such activity to any person claiming a right to such payment, distribution, or granting of a right to subscribe, whichever is relevant.

The Board of Directors may defer the payment of a dividend, benefit, or right that was to be paid for shares regarding which the Company has a lien, and to use the consideration received upon the forfeiture of such for the purpose of paying the debts for which the Company has the lien.

The transfer of a share will not give the transferee the right to receive a dividend or any other distribution which is declared after the date of the transfer of the share and before the transfer of the share is recorded, except that in the event that the transfer of the share requires the approval of the Board of Directors, the date of such approval will for this purpose take the place of the date on which the transfer is recorded.
If payment of a dividend is not demanded within a period of 7 years from the date on which its distribution applies, the party entitled to it will be viewed as having waived it and the payment will be restored to the Company’s ownership.
The Board of Directors may deduct from any dividend, grant or other monies that are to be paid in connection with shares that are held by a shareholder, whether such shareholder is the sole owner or owns it jointly with another shareholder, any amounts of money owed by the shareholder which he alone is required to pay to the Company or which he is required to pay to the Company together with any other person, such as payments to be made in response to demands for payment, and such-like.
In the event that there are joint holders of a single share, either one of them can give a valid receipt for any dividend that is paid on that share, or for any other funds or privileges given in relation to that share.

Baran’s ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of Baran’s ordinary shares that represent more than 50 percent of the voting power present or represented at a shareholders meeting have the power to elect or remove any or all of Baran’s directors, subject to special approval requirements for outside directors described above.

In the event of Baran’s liquidation, after satisfaction of liabilities to creditors, Baran’s assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their respective shares. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The Board of Directors may, before offering any dividend whatsoever, set aside certain amounts from the Company’s profits as it sees fit, as a reserve to be kept for certain purposes, and the Board can invest the sums that have been so set aside in such investments as it sees fit, and it may from time to time deal with these investments and change them and use all or some of them for the Company’s benefit, and the Board may use the reserve or any part of it in the Company’s business, without being required to hold it separately from the Company’s other assets.

Baran is required to convene an annual meeting of its shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Baran’s board is required to convene a special meeting of its shareholders at the request of two directors or one quarter of the members of its board or at the request of one or more holders of 5% or more of its share capital and 1% of its voting power or the holder or holders of 5% or more of its voting power. Shareholder meetings require prior notice of at least 21 days, or under certain circumstances, 14 days. The chairman of Baran’s board or any director appointed the chairman or the secretary of Baran presides over its shareholder meetings.

Under the Israeli Companies Law, Baran is not required to send out proxy statements to its shareholders in connection with an annual or special meeting. Baran must provide notice of any shareholders’ meeting, which notice shall include the agenda for the meeting. The Israeli Companies Law permits a company to allow its shareholders, if so permitted by its Articles of Association, to vote by written proxy, by appointing a representative with a power of attorney to vote at the shareholders’ meeting on behalf of the shareholders.

Baran has adopted a provision in its Articles of Association permitting voting by proxy. When Baran solicits the votes of its shareholders in the United States, it sends proxy cards to them. The Israeli Companies Law also permits shareholders to vote by written ballot, by signing a voting instrument attached to the proxy statement; however, this provision of the law is not yet in force, and will only take effect once the Minister of Justice issues regulations providing the procedure for such vote. Holders of Baran ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person or by proxy. Israeli law does not provide for public companies such as Baran to have shareholder resolutions adopted by means of a written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner, and avoid abusing his or her powers.

This is required, when, for example, voting at shareholder meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder must also avoid oppression of other shareholders. In addition, any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty and there is no binding case law that addresses this subject directly. Any voting agreement is also subject to observance of these duties.

An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot (if permitted), and voting on the resolution. Under the Israeli Companies Law, a resolution for the winding up of the company or for changing its memorandum of association requires approval by holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot (if permitted) and voting on the resolution. Unless otherwise provided in the articles of association or the Israeli Companies Law, all other resolutions of Baran shareholders require a simple majority.

The quorum required for a shareholder meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of Baran’s issued share capital. If a quorum is not present within 30 minutes from the time scheduled for the meeting, the meeting will be cancelled.

All of Baran’s issued and outstanding ordinary shares are duly authorized, validly issued and fully paid. Baran’s ordinary shares are not redeemable and have no preemptive rights.

The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by Baran’s Articles of Association, Baran’s articles of association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares.

Issuance of shares to a person holding 5% or more of the company’s shares or that will become 5% shareholder, requires the approval of the general meeting, in addition to the board of directors’ approval. Other issuance of shares to interested parties are subject to several restrictions.

The approval of a merger of the Company will be given in a resolution of the general meeting adopted by an ordinary majority.

The Company, through a resolution adopted by a regular majority, may:
Enlarge its share capital in an amount to be decided, through the creation of new shares at a par value, with terms and rights as shall be decided. Such a decision can be taken whether or not all the existing shares have been issued or a resolution has been made to issue them, or whether they have not all been issued or a resolution has not been made to issue all of them.

Issue shares whether they are included in its original capital or are the result of an increase in the share capital, giving them either preferential or subordinate rights, or issue shares from the capital that has not yet been issued that will be redemption shares and redeem them, or issue shares and give them special limited rights or limitations in connection with the distribution of dividends, voting rights, repayment of capital, or in connection with other matters as may be determined in the resolution.

Issue redemption shares and to redeem them, to the extent permitted by law. Unless the terms of the issuance of such shares provide otherwise, to convert, cancel, exchange, expand, add or change in any other manner the rights, preferences, advantages, limitations and provisions connected to or that are not at such time connected to any of the classes of shares.

Cancel authorized share capital that has not yet been issued, to the extent permitted by law.

Combine and re-divide its share capital into shares with larger par values than the existing par values. To re-divide all or some of its share capital through a redistribution of the existing shares into shares of smaller par value than that of the existing shares, in accordance with the provisions of the law.

Reduce its share capital, in the same manner and under the same conditions, and subject to having obtained the approvals as required by law. The special rights granted to holders of shares or of a class of shares that have been issued, including shares that have been issued with senior rights or other special rights, will not be considered to have been changed by the creation or issuance of additional shares of the same rank, unless otherwise provided in the terms of the issuance of those shares.

Any change, conversion, cancellation, expansion, addition or other change in the rights, preferences, advantages, limitations or provisions connected with a specific class of shares that has been issued to shareholders in the Company shall be subject to the consent of the holders of the outstanding shares of that class, such consent to be given in writing by the owners of all outstanding shares of that class, or by a resolution adopted by an ordinary majority at the meeting of shareholders of that class – i.e., a class shareholder meeting.

The Board of Directors may, in its discretion, resolve any difficulty that may arise in order to carry out any such resolution. Without limiting the said authority of the Board of Directors, in the event that as a result of a combination of shares, there are shareholders the combination of whose shares leaves them with fractional shares, the Board of Directors may:

Sell the total of all the fractional shares, and appoint a trustee for this purpose in whose name the certificates will be issued for the shares made up of the fractions, which will be sold and the consideration for which will be distributed to the entitled shareholders, after deducting fees and expenses; or

Allot to each of the shareholders regarding whom the combination has left with fractional shares, shares of the same class as were held before the combination, paid in full, in an amount, which after being combined with the fractional share will come to a single full combined share. Such allotment will be considered to have taken effect immediately before the combination;

To determine that the shareholders will not be entitled to receive a combined share for any fraction of a combined share that results from a combination of half or less than the number of shares the combination of which creates one single combined share. Such shareholders will be entitled to receive one combined share only for every fraction of a combined share that results from the combination of shares that number more than half of the number of shares the combination of which creates one single combined share.

In the event the board action taken requires the issuance of additional shares, then the payment shall be done in the manner in which dividend shares may be paid up. Such combinations and divisions will not be considered to be a change in the rights of the shares that are the subject of the combination and division.

In any event of a combination of shares into shares with a larger par value, the Board of Directors may establish arrangements for the purpose of overcoming any difficulty that may arise in connection with the combination, and the board is in particular permitted to determine which shares are to be combined into a particular share or into another. In the event of combination of shares that are not owned by the same owners, the board may establish arrangements for the sale of the combined share, the manner of its sale and the manner of distribution of the net consideration received, and to appoint a person who shall carry out the transfer, and every action taken by such person shall be valid and may not be challenged.

Subject to the provisions of the Articles of Association, the Board of Directors may issue shares and other securities which are convertible or which may be realized as shares, up to the limit of the Company’s authorized share capital. It may, within the scope of the authority thus granted to it, and in return for cash or other form of consideration, issue shares (or otherwise deal with them) to those persons, and with those reservations and conditions, (whether regarding the premium paid, the par value or the deduction), and at those times that it sees fit; and to grant to any person the right to demand the issuance of shares during a particular period, and for such consideration as the Board of Directors may determine.

In the event that the Company’s shares are offered for sale, there is no obligation to make a similar offer to all or to some of the holders of the Company’s shares.

Upon the issuance of shares, the Board of Directors may establish various conditions for the shareholders, with regard to consideration, the amounts the payment of which is demanded and/or the time of the payment of such shares.

Exchange Controls

Under Israeli law, non-residents of Israel who purchase ordinary shares with certain non-Israeli currencies (including dollars) may freely repatriate in such non-Israeli currencies all amounts received in Israeli currency in respect of the ordinary shares, whether as a dividend, as a liquidating distribution, or as proceeds from any sale in Israel of the ordinary shares, provided in each case that any applicable Israeli income tax is paid or withheld on such amounts. The conversion into the non-Israeli currency must be made at the rate of exchange prevailing at the time of conversion. Under Israeli law and our company’s Memorandum and Articles of Association both residents and non-residents of Israel may freely hold, vote and trade ordinary shares.

Israeli Taxation

The following discussion is not intended to constitute a complete analysis of all tax consequences relating to the receipt, ownership or disposition of Baran’s ordinary shares and does not address any non-income tax or any non-Israeli tax consequences of the merger. On July 24, 2002, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 2002 (the “Amendment”) was enacted by the Israeli authorities. This Amendment became effective as of January 1, 2003.

Taxation of Baran Shareholders Capital Gains on Sales of Baran Ordinary Shares

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price, which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. Foreign residents, as described below, who purchased an asset in non-Israeli currency, may request that the inflationary surplus will be computed on the basis of the devaluation of the NIS against such foreign currency. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is added to ordinary income, which is currently taxed at ordinary rates of up to 50% for individuals and 36% for corporations. Currently, sales of ordinary shares of Israeli public companies whose shares are quoted on the Tel Aviv Stock Exchange (such as Baran) are generally exempt from Israeli capital gain tax. Dealers in securities in Israel or any other seller whose income from selling shares is classified as current income and not as capital gain under the Income Tax Law (Inflationary Adjustment), 1985, are taxed at regular tax rates applicable to business income.

A foreign resident is as a person who is not an Israeli resident. An Israeli resident is: an entity registered in Israel whose principal activity is in Israel, an entity that is registered as a foreign company, if it elects to be treated as an Israeli resident. This election is irrevocable for the three tax years after the election, unless the entity obtains a special permit. Under the Amendment, as of the effective date, any corporation that incorporated in Israel, an entity over which control and the management of its business are exercised in Israel, an individual residing in Israel, except for temporary absences, which do not contradict the individual’s claim of residence in Israel, would be considered an Israeli resident.

Pursuant to the Amendment, the above-described exemption on capital gains on sales by Israeli residents of listed securities, which were accrued since the effective date will be terminated. Under the Amendment, the general rate of capital gains will be reduced to 25% and the rate of capital gains on sales of publicly traded securities will be 15%. Shareholders whose income from selling Baran’s shares is classified as business profits (in contrast to capital gain) would be taxed at ordinary income tax rates (up to 50% for individuals and 36% for corporations).
Under the Amendment, the exemption on capital gain of foreign residents from selling publicly traded securities on the Tel Aviv Stock Exchange will continue to apply, and therefore the Amendment will not affect any tax exemptions applicable to foreign residents prior to the effective date.

Israeli Taxation of Non-Israeli Holders of Shares

Israeli law provides that non-Israeli residents are subject to capital gains tax on the gains from the sale of a capital asset (including securities) in Israel or an asset located outside Israel that is a right, direct or indirect, to an asset in Israel unless an exemption is provided under any provision of a double-taxation treaty with Israel. Under the double-taxation treaty between Israel and the U.S. (the ““Treaty”), Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person: who qualifies as a resident of the United States within the meaning of the Treaty; and who is entitled to claim the benefits available to the person by the Treaty.

This exemption will not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the U.S. resident holds, directly or indirectly, shares representing 10% or more of Baran’s voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, the U.S. resident generally would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The Treaty does not apply to U.S. state or local taxes. Sales of Baran ordinary shares by non-Israeli holders, whether on the Tel Aviv Stock Exchange or on the Nasdaq National Market, would be exempt from Israeli capital gains tax under the Amendment as long as the shares are listed on the Tel Aviv Stock Exchange. Non-residents of Israel are subject to tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income, such as income received for services rendered in Israel. Baran is required to withhold income tax at the rate of 25% (or 15% for dividends distributed from certain income generated by an entity, such as two of Baran’s subsidiaries, that enjoys approved enterprise status under certain Israeli tax incentive law) unless a different rate or an exemption is provided in a tax treaty between Israel and the shareholder’s country of residence. Under the Treaty, the maximum rate on dividends paid to a U.S. resident is 25%. In addition, under the Treaty, if the income out of which the dividend is being paid is not attributable to an approved enterprise and the non-resident is a U.S. corporation that holds 10% of Baran’s voting power for a certain minimum period, the rate is generally 12.5%. Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations may be subject to Israeli taxes on the sale of shares in an Israeli company, which shares are traded on certain stock markets, including the Nasdaq National Market, subject to the provisions of any applicable double taxation treaty.

Documents on Display

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, such information concerning our company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 and at the offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel.

You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services. We also make available on our own Web site (www.barangroup.com) all our quarterly and year-end financial statements as well as other information.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

ITEM 11. QUANTATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows. The currency of the primary economic environment in which we conduct our operation is the New Israeli Shekel. Our primary market risk exposures relate to interest rate movements and borrowing and to exchange rate movements on foreign currency is Israel.

Foreign Exchange Risk and Interest Rates

Baran invests available cash in low risk instruments, such as government bonds issued by the Israeli government. Baran manages its exposure to financial risks closely, and evaluates the status of these risks twice a month. As a significant portion of Baran’s revenues and costs are derived or incurred in Israel, Europe, Far East and the United States, fluctuations in the exchange rate between the Israeli currency and the dollar may have a significant effect on the results of operations of Baran, in mainly U.S. dollar and Euro terms.

Baran has not entered into any hedging transactions with respect to exchange rates related to its current projects, because the related income and expenses for the majority of those projects are in Israeli currency.

With respect to projects, in Israel, in which the consideration to be received by Baran is linked to the US dollar, Baran tries to correlate the bases of income and expenses in order to prevent exposure to fluctuations in the exchange rates. In these projects, receipts and advances are usually linked to the currency in which most of the related expenditures will be incurred.

Baran’s non-Israeli-based companies typically carry out their activities in the local currency, so that the revenues from those activities are not exposed to fluctuations in exchange rates. Translation of those companies’ results of operations into Israeli currency for the purpose of inclusion in the consolidated financial statements is made in accordance with the principles detailed in note 1 to Baran’s financial statements.

Companies that conduct transactions that are linked to foreign currency, or transactions directly with suppliers outside of Israel, generally link the payment under those transactions to the currency in which the transactions are performed. Any gaps in the linkage are attributed by Baran to financing expenses, which increased significantly during 2002.

Due to the increase in Baran’s activity in projects outside of Israel or with foreign customers, a large part of the group’s activity is not carried out in Israeli currency, but rather in local currency (usually US dollars or Euros).Translation of the results of operations of Baran’s foreign subsidiaries into Israeli currency for the purpose of inclusion in the consolidated financial statements is made in accordance with principles detailed in note 1 to Baran’s financial statements.

Baran invests part of its available funds in debentures repaid on timetables that are generally similar to the timetables for discharge of most of its current and long-term obligations. The interest rate earned from these debentures typically is not lower than the interest rate due from Baran in connection with the discharge of such obligations.

Baran and its consolidated subsidiaries have long term loans in three main currencies: NIS, Euro and US$, as set forth in the table below. Each loan is taken in the currency which reflects the geographical area in which Baran and its subsidiaries operate. For example, loan taken, in order to finance activities in Western Europe were taken in Euro. By operating in accordance to this strategy (taking loans in the same currency as the currency used in the activities at the geographical region), Baran tries to minimize its long term exposure.

The table below sets forth the interest rates for long term loans:

	Weighted Average interest rates as of December 31, 2002	December 31
		2002
	%	NIS in thousands
In dollars or linked thereto	LIBOR+1	824

In Euro or linked thereto	6.2	6,423
Linked to the CPI	3.98	169,612
Unlinked	9.55	16,407

Total		193,266

In the short term, due to frequent fluctuations in the exchange rates of the NIS against the US$ or Euro, as well as the high inflation rate in Israel, which devaluates the NIS's value, it is very difficult to avoid exposure. The use of NIS loans, as set forth in the table above, result, in the short term, in financing exposure and financing gaps, Such as:

o	a loan, which was taken in NIS and was converted to US$ and used for investment in Baran Telecom Inc. o a loan taken in NIS and was converted to Euro and used for investment in Westmontage Kabel und Netzwerk GmbH.

o	evaluation or devaluation in exchange rates of the Euro or US$ or both against the NIS, will result in exposure, which will be reflected in the net financing item, as a direct and complete function, to the date of the balance, by the changes of the exchange rate multiplied by the amount of the loan.

Classified by currency, linkage terms and interest rates, the short-term credit (excluding current maturities of long-term loans) is as follows:

	Weighted interest rates at December 31, 2002	December 31 2002
	%	Adjusted NIS In thousands
From banks:
In, or linked to, foreign
currencies	7-9	59,351
Linked to the Israeli CPI	8.54	6,605
Unlinked	9.6	8,703

Total		74,659

In the regular course of business, Baran is exposed to a variety of market risks, which usually do not deviate from normal market risks in a corporation’s activity. Baran is not dependent on a single supplier or customer, due to the variety of activities, geographical spread, and the fields in which it is engaged. Nevertheless, every year there is a number of customers (changing from year to year) for whom Baran carries out especially large projects. In 2002 there were three major customers, the income from which constituted approximately 21.4% of total revenue.

Baran, as a service provider, is highly dependent on the business of its customers. Fluctuation of demand for the products or services provided by its customers has a significant influence on the scope of services acquired by those customers from Baran.

This dependency also affects the current cash flow of Baran, and in difficult market conditions, as well as problematic credit terms and improper payment morality, may result in negative cash flow from Baran’s current activity.

The exposure to the depreciation of the real estate and in Baran’s holdings value; the economic downturn and recession both in the Israeli and in the global markets, resulted in a general depreciation of real estate, as well as depreciation of bran’s holding and their value. Baran and its subsidiaries own real estate and also have investments and holdings, which their value might be lower due to the general depreciation, as explained above. In performing a valuation in the acceptable manners (cash flow, external valuations, valuation of publicly traded companies) on December 31, 2002, there was no holding or real estate, which was formerly valuated in a manner that required a value update or a deletion. Notwithstanding, the value of investments, holdings and real estate will be monitored and valuated at various reporting intervals, in order to present the real value of those items.

The exposure to market risks is handled on a current basis, discussed at least once a week in meetings of Baran’s managing directors, and is reported to the Baran board at least twice every quarter. Baran’s internal auditor carries out from time to time, and according to guidelines of the Baran board (through its audit committee), inspections pertaining to Baran’s market risks, relating to both financial and current trading factors.

Baran’s functional currency, and that of more than half of its subsidiaries, is the Israeli currency. Accordingly, Baran attempts to protect itself against any exposure arising from the difference between assets and liabilities in each currency other than the Israeli currency. Baran strives to limit its exposure to exchange rate fluctuations by attempting to maintain similar levels of assets and liabilities in any given currency, to the extent possible, and does not enter into derivative transactions to hedge its exchange rate risk. However, this method of “natural” hedging is not always achievable.

The table below sets forth the assets and liabilities of Baran during 2002:

	D e c e m b e r 3 1, 2 0 0 2
	In foreign currency or linked thereto*	Linkage to U.S dollar	CPI linked	Unlinked	Total
	In thousands
* Mainly to the euro.

Adjusted NIS :
Assets:
Current assets:
Cash and cash equivalents	11,740	71,573	723	7,972	92,008
Short-term investments	3	1,946	43,151	43,932	89,032
Accounts receivable:
Trade and income receivable	100,786	34,380	48,619	78,214	261,999
Other	4,230	293	12,671	11,587	28,781
Long-term loan and long term
Receivables		12,363	14,913		27,276

	116,759	120,555	120,077	141,705	499,096

Liabilities:
Current liabilities:
Short-term bank credit and
bank loans	40,676	18,703	6,605	8,675	74,659
Accounts payable and accruals:
Trade	19,736	19,244	27,232	32,790	99,002
Other	32,277	51,583	22,950	45,083	151,893
Long-term bank loans (including
current maturities)	6,423	824	169,612	16,407	193,266
Capital notes issued to minority
Shareholders of a subsidiary			19,436		19,436

	99,112	90,354	245,835	102,937	538,256

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF RECORDS

None.

ITEM 15 CONTROL AND PROCEDURES

On March 2nd, 2003, members of senior management concluded a review and evaluation of Baran’s disclosure controls and procedures. In connection with this review senior management considered the controls and procedures in place and sought to determine whether there were any material weaknesses or deficiencies that would adversely affect Baran’s ability to collect, process or disclose required information on a timely basis, all in the context of the Company’s relatively small size and the hands on role played by Barsan’s chief executive, chief financial and chief operation officers, as well as the senior executive officers in day-to-day operations. Based on such review, Baran’s executive, chief financial and chief operation officers, as well as the senior executive officers have concluded that the procedures and controls previously implemented ensure timely collection and evaluation of information potentially subject to disclosure under applicable securities laws.
Further, such procedures and control bring to the attention of management the information that is relevant to an assessment of the need to disclose developments and risks that pertain to Baran’s business.

Subsequent to March 2nd, 2003, there were no significant changes in Baran’s internal controls or in other factors that could significantly affect the controls and procedures in place or their ability to ensure appropriate and timely disclosure of all required information.

ITEM 16 [RESERVED]

PART III

ITEM 17 Not Applicable

ITEM 18 FINANCIAL STATEMENTS

ITEM 19 EXHIBIT INDEX

Exhibit No. No.	Description
1.1	Articles of Association of Baran (translation). (Incorporated by reference to Exhibit 3.1 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

1.2.1	Memorandum of Association of Baran, as amended (translation). (Incorporated by reference to Exhibit 3.2 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

3.1	Summary of Agreement among Ephraim Goldstein, Aharon Lichtenstein, and Eli Peleg, Baran and Baran Industries (91) Ltd., dated July 7, 1998. (Incorporated by reference to Exhibit 10.4 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

3.2	Summary of Agreement among Dr. Zigmund Blodeband and Baran, dated January 31, 2000. (Incorporated by reference to Exhibit 10.5 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

4.1	Agreement and Plan of Merger, dated as of June 5, 2002, among Baran Group Ltd., Baran Acquisition Sub, Inc., and o2wireless Solutions, Inc. (Incorporated by reference to Exhibit 2.1 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

4.2	Amendment to Agreement and Plan of Merger, dated August 28, 2002 (Incorporated by reference to Exhibit 2.1.1 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

4.3	Second Amendment to Agreement and Plan of Merger, dated September 17, 2002 (Incorporated by reference to Exhibit 2.1.2 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

4.4	Management Consulting Agreement, dated as of June 5, 2002, among Baran and o2wireless. (Incorporated by reference to Exhibit 10.3 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

4.5	Documentation of Loan from Bank Hapoalim Ltd. to Baran (translation). (Incorporated by reference to Exhibit 10.6 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

4.6	Documentation of Loan from Bank Leumi to Nes-Pan Ltd., dated October 14, 2001 (translation). (Incorporated by reference to Exhibit 10.7 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

4.7	Documentation of Loan from Bank Leumi to Baran, dated February 10, 2002 (translation). (Incorporated by reference to Exhibit 10.8 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

4.8	Rental Agreement between Nes-Pan Ltd. and Clal-Investments in Real Estate Ltd. (translation). (Incorporated by reference to Exhibit 10.9 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

4.9	Agreement dated February 21, 2002 between D.B.S. Satellite Services (1998) Ltd. and Baran Raviv Telecom Ltd. (translation). (Incorporated by reference to Exhibit 10.10 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

4.10	Agreement dated March 7, 2000 among T.P.S. Teleparking Systems Ltd., Baran, and Dor Chemicals Ltd. (translation). (Incorporated by reference to Exhibit 10.11 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

4.11	Agreement dated May 30, 2000 among T.P.S. Teleparking Systems Ltd., Baran,S.M.D. Progressive Technologies Ltd., Alron TPS LLC, and Israel Investment LLC (translation). (Incorporated by reference to Exhibit 10.12 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

4.12	Warrant to Purchase Stock of o2wireless Solutions, Inc. (Incorporated by reference to Exhibit 10.13 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

8.1	List of Baran subsidiaries. (Incorporated by reference to Exhibit 21.1 of the Registrant's F-4 filed with the Commission on October 24, 2002). (*)

10.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(*)	Incorporated by reference to the Registrant’s Form F-4 filed with the Commission on October 24, 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BARAN GROUP, LTD. By: /s/ Meir Dor —————————————— Meir Dor Chairman of the Board and Chief Executive Officer

Date: March 31, 2003

CERTIFICATIONS

I, Meir Dor, Chairman of the Board and Chief Executive Officer, certify that:

1.     I have reviewed this annual report on Form 20-F of Baran Group, Ltd.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ Meir Dor —————————————— Meir Dor Chairman of the Board, Chief Executive Officer

CERTIFICATIONS

I, Sasson Shilo, Chief Financial Officer, Secretary, certify that:

1.     I have reviewed this annual report on Form 20-F of Baran Group, Ltd.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ Sasson Shilo —————————————— Sasson Shilo Chief Financial Officer, Secretary

BARAN GROUP LTD.
(An Israeli Corporation)

BARAN GROUP LTD.
(An Israeli Corporation)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of independent auditors	F-3
Consolidated balance sheets at December 31, 2001 and 2002	F-4-F-5
Consolidated statements of income for the years ended December 31, 2000, 2001 and 2002	F-6
Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2000, 2001 and 2002	F-7
Consolidated statements of cash flows for the years ended December 31, 2000, 2001 and 2002	F-8-F-11
Notes to consolidated financial statements	F-12-F-104

Appendix I - Details of subsidiaries, proportionately consolidated companies, proportionately consolidated joint ventures and associated companies	F-105
Appendix II – Valuation and qualitying accounts	F-106
Reports of independent auditors with respect to subsidiaries, associated company and proportionately consolidated companies and joint ventures	F-107-F114

(In adjusted New Israeli Shekels (NIS). Year ended December 31, 2002 – with convenience translation into U.S. dollars (note 1b(4)).

Kesselman & Kesselman Certified Public Accountants 6 Yaski Street Beer sheva 84222 Israel Telephone +972-8-6277020 Facsimile +972-8-6276351

REPORT OF INDEPENDENT AUDITORS

To the shareholders of
BARAN GROUP LTD.

We have audited the consolidated balance sheets of Baran Group Ltd. (hereafter - the "Company'') as of December 31, 2001 and 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These Nfinancial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries and proportionately consolidated companies and joint ventures, whose assets included in consolidation constitute approximately 28% and 8.1% of total consolidated assets as of December 31, 2001 and 2002, respectively, and whose revenues included in consolidation constitute approximately 10.3%, 29% and 19.4% of total consolidated revenues for the years ended December 31, 2000, 2001 and 2002, respectively. We did not audit the Nfinancial statements of associated companies, the Company's investment in which, as reflected in the balance sheets as of December 31, 2001 and 2002, is adjusted NIS 8,881,000 and adjusted NIS 27,333,000 respectively, and the Company's share in the profits of which aggregates adjusted NIS 712,000, adjusted NIS 129,000 and adjusted NIS 1,060,000, in the years ended December 31, 2000, 2001 and 2002, respectively. The financial statements of the above subsidiaries, proportionately consolidated companies, proportionately consolidated joint ventures and associated companies were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other independent auditors referred to above, the Nfinancial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2002 and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted ("GAAP'') in Israel.

Accounting principles generally accepted in Israel vary in certain important respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2001 and 2002 to the extent summarized in note 20 to the consolidated Nfinancial statements.

As explained in note 1b, the consolidated financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Beer Sheba, Israel March 31, 2003 Accountants (Isr.)	Kesselman & Kesselman Certified Public

BARAN GROUP LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31

	2001	2002	2002

	Adjusted new Israeli shekels (note 1b)		Convenience translation into U.S. dollars (note 1b (4))

	In thousands

A s s e t s (note 19)
CURRENT ASSETS (note 14):
Cash and cash equivalents (note 1o)	222,789	92,008	19,423
Short-term investments (note 15a)	5,073	89,306	18,853
Accounts receivable (note 15b):
Trade and income receivable	273,824	261,999	55,309
Other	39,934	47,489	10,026
Inventories (note 15c)	17,449	9,362	1,976

T o t a l current assets	559,069	500,164	105,587

INVESTMENTS, LOANS AND LONG-TERM RECEIVABLES:
Investments in associated companies (notes 2 and 3)	27,346	27,333	5,769
Other investments, loans and a long-term receivable (note 4)	41,723	28,397	5,995
Deferred income taxes (note 13b)	1,673	1,589	335

	70,742	57,319	12,099

LAND AND BUILDINGS FOR LEASE (note 5):
Cost	65,583	70,423	14,867
L e s s - accumulated depreciation and amortization	5,748	7,519	1,587

	59,835	62,904	13,280

FIXED ASSETS (note 6):
Cost	125,125	149,910	31,647
L e s s - accumulated depreciation and amortization	57,596	76,331	16,114

	67,529	73,579	15,533

GOODWILL, net of accumulated amortization (note 7)	5,000	99,127	20,926

OTHER INTANGIBLE ASSETS, net of accumulated amortization (note 7)	3,300	6,117	1,291

	765,475	799,210	168,716

     Date of approval of the financial statements March 31, 2003.

Yom-Tov Samia	Meir Dor	Sasson Shilo
President, Director and COO	Chairman of the Board Of Directors and CEO	Secretary and CFO

	December 31

	2001	2002	2002

	Adjusted new Israeli shekels (note 1b)		Convenience translation into U.S. dollars (note 1b(4))

	In thousands

Liabilities and shareholders’ equity (note 19)

CURRENT LIABILITIES (note 14):
Short-term bank credit and bank loans (note 15d)	71,176	101,048	21,332
Accounts payable and accruals (note 15e):
Trade	255,696	99,002	20,900
Other	158,144	158,669	33,496

T o t a l current liabilities	485,016	358,719	75,728

LONG-TERM LIABILITIES (note 14):
Liability for employee rights upon retirement, net of amount funded (note 10)	4,785	5,842	1,233
Bank loans, net of current maturities (note 8, note 19)	34,649	166,877	35,228
Capital notes issued to minority shareholders of a subsidiary, net (note 9)	13,999	11,158	2,355
Deferred income taxes (note 13b)	109	51	11

T o t a l long-term liabilities	53,542	183,928	38,827

COMMITMENTS AND CONTINGENT LIABILITIES (note 11)

T o t a l liabilities	538,558	542,647	114,555
MINORITY INTERESTS	7,057	9,129	1,927

SHAREHOLDERS’ EQUITY (note 12):
Share capital - ordinary shares of adjusted NIS 1 par value (authorized December 31, 2001 and 2002 - 20,000,000 shares; issued - and outstanding - December 31, 2001 and 2002 – 7,921,718 shares and 8,375,884 shares, respectively)	14,786	15,239	3,217
Capital surplus	55,095	72,197	15,240
Differences from translation of foreign currency financial statements of subsidiaries	(58)	(144)	(30)
Retained earnings	154,014	165,900	35,022
Cost of Company shares held by the Company and its subsidiaries (December 31, 2001 and 2002 – 204,690 shares and 232,416 shares, respectively)	(3,977)	(5,758)	(1,215)

T o t a l shareholders’ equity	219,860	247,434	52,234

T o t a l liabilities and shareholders’ equity	765,475	799,210	168,716

The accompanying notes are an integral part of the financial statements.

BARAN GROUP LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31

	2000	2001	2002	2002

	Adjusted new Israeli shekels (note 1b)			Convenience translation into U.S. dollars (note 1b(4))

	In thousands (except per share data)

REVENUES (note 18):
Construction projects and services	862,968	929,065	722,131	152,445
Sale of products	45,945	92,575	171,135	36,127
Lease of buildings	5,556	6,405	7,615	1,607
Management fees from proportionately consolidated companies	1,599	2,347	6,649	1,404

T o t a l revenues	916,068	1,030,392	907,530	191,583

COST OF REVENUES (note 15f):
Construction projects and services	733,935	755,780	606,094	128,014
Sale of products	35,430	91,159	159,957	33,702
Lease of buildings	2,139	1,590	2,586	546

T o t a l cost of revenues	771,504	848,529	768,637	162,262

GROSS PROFIT	144,564	181,863	138,893	29,321
RESEARCH AND DEVELOPMENT EXPENSES	3,396	3,733	6,116	1,291
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES, net:
Selling and marketing, net (note 15g)	5,646	9,666	23,616	4,985
General and administrative (note 15h)	51,041	60,197	53,495	11,293

OPERATING INCOME	84,481	108,267	55,666	11,752
FINANCIAL INCOME (EXPENSES), net (note 15i)	6,023	7,965	(17,454)	(3,685)
OTHER INCOME (EXPENSES), net (note 15j)	7,302	(4,023)	1,056	222

INCOME BEFORE TAXES ON INCOME	97,806	112,209	39,268	8,289
TAXES ON INCOME (note 13)	29,338	45,351	17,279	3,648

INCOME AFTER TAXES ON INCOME	68,468	66,858	21,989	4,641
SHARE IN PROFITS OF ASSOCIATED COMPANIES, net (note 15k)	6,491	1,208	1,060	223
MINORITY INTERESTS IN LOSSES OF SUBSIDIARIES, net	1,971	585	2,183	462

NET INCOME	76,930	68,651	25,232	5,326

EARNINGS PER SHARE - basic and diluted	10.48	9.07	3.25	0.686

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – in thousands (note 1p)	7,341	7,565	7,759	7,759

The accompanying notes are an integral part of the financial statements.

BARAN GROUP LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
			Capital surplus	Differences from translation of foreign currency financial statements of subsidiaries	Retained earnings	Cost of Company shares held by the Company and its subsidiaries

	Share capital

	Number of shares
		Amount					Total

		In thousands

Adjusted new Israeli shekels (note 1c):
BALANCE AT JANUARY 1, 2000	7,371,468	14,193	53,915		73,952	(4,743)	137,317
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2000:
Net income					76,930		76,930
Issuance of restricted shares	365,000	394					394
Dividends (adjusted NIS 4.42 per share)					(32,842)		(32,842)
Proceeds from sale of Company shares held by a subsidiary (20,000 shares), net of tax			1,180			766	1,946

BALANCE AT DECEMBER 31, 2000	7,736,468	14,587	55,095		118,040	(3,977)	183,745
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2001:
Net income					68,651		68,651
Issuance of restricted shares	185,250	199					199
Differences from translation of foreign currency financial statements of a subsidiary				(58)			(58)
Dividends (adjusted NIS 4.28 per share)					(32,677)		(32,677)

BALANCE AT DECEMBER 31, 2001	7,921,718	14,786	55,095	(58)	154,014	(3,977)	219,860

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2002:
Net income					25,232		25,232
Issuance of shares within framework of acquisition of subsidiary (see note 2a)	454,166	453	17,102				17,555
Differences from translation of a foreign currency financial statements of subsidiaries				(86)			(86)
Dividends (adjusted NIS 1.73 per share)					(13,346)		(13,346)
Cost of acquisition of company shares
by a subsidiary (67,526 shares)						(1,781)	(1,781)

BALANCE AT DECEMBER 31, 2002	8,375,884	15,239	72,197	(144)	165,900	(5,758)	247,434

Convenience translation into U.S. dollars
(note 1b(4)):

BALANCE AT JANUARY 1, 2002	7,921,718	3,121	11,630	(12)	32,513	(839)	46,413

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2002:
Net income					5,326		5,326
Acquisition of shares by a subsidiary (67,526 shares)						(376)	(376)
Issuance of shares within framework of acquisition of a subsidiary (see note 2a)	454,166	96	3,610				3,706
Differences from translation of foreign currency financial statements of subsidiaries				(18)			(18)
Dividends ($0.365 per share)					(2,817)		(2,817)

BALANCE AT DECEMBER 31, 2002	8,375,884	3,217	15,240	(30)	35,022	(1,215)	52,234

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

BARAN GROUP LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2000	2001	2002	2002

	Adjusted new Israeli shekels (note 1b)			Convenience translation into U.S. dollars (note 1b(4))

	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	76,930	68,651	25,232	5,326

Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows:
Minority interests in losses of subsidiaries, net	(1,971)	(585)	(2,183)	(462)
Share in profits of associated companies, net of a dividend received therefrom	(3,616)	319	698	148
Depreciation and amortization	9,755	11,108	19,025	4,016
Deferred income taxes, net	(6,509)	2,645	1,476	312
Capital loss (gain):
On sale of fixed assets	(80)	(80)	(1,657)	(350)
On reduction in percentage of shareholding in a subsidiary	(669)
On redemption of a capital note in a formerly proportionately consolidated company	593
Disposal of shares of associated company	(1,101)
In respect of a provision for anticipated loss due to a possible conversion of convertible securities issued by an associated company	166	(54)	122	26
On disposal of investment in proportionately consolidated company	(6,150)
In respect of impairment in value of investment in an associated company		4,443
Increase (decrease) in liability for employee rights upon retirement, net	894	1,181	(198)	(42)
Exchange and linkage differences on principal on long-term loans	218	830	2,797	592
Exchange differences on long-term bank deposit and erosion of long-term loans granted, net		(635)	(88)	(18)
Decrease (increase) in value of short-term marketable securities, net	(1,358)	(137)	1,814	383

	(9,828)	19,035	21,806	4,605

(Continued) - 2

BARAN GROUP LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2000	2001	2002	2002

	Adjusted new Israeli shekels (note 1b)			Convenience translation into U.S. dollars (note 1b(4))

	In thousands

Brought forward	(9,828)	19,035	21,806	4,605
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade and income receivable	(112,318)	(30,188)	59,279	12,514
Other	(9,902)	14,420	3,100	654
Increase (decrease) in accounts payable and accruals:
Trade	73,005	99,157	(178,351)	(37,651)
Other	50,309	(14,024)	(106,812)	(22,548)
Decrease in customer advances, net of inventory in respect of work in progress	(707)	(8,293)	(17,262)	(3,644)
Decrease (increase) in inventories	(4,944)	6,818	8,251	1,742
Decrease in long-term receivables			30,286	6,393

	(4,557)	67,890	(201,509)	(42,540)

	(14,385)	86,925	(179,703)	(37,935)

Net cash provided by (used in) operating activities	62,545	155,576	(154,471)	(32,609)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(19,161)	(22,091)	(21,110)	(4,457)
Acquisition of subsidiaries consolidated for the first time (a)	(2,625)	(11,245)	(10,566)	(2,231)
Investment in associated companies	(967)	(1,003)	(807)	(170)
Other investments acquired	(1,363)	(260)
Proceeds from redemption of a capital note of a formerly proportionately consolidated company	2,261
Proceeds from sale of investment in an associated company	1,828
Proceeds from sale of investments in companies consolidated and proportionally consolidated in previous years (b)	(1,058)
Proceeds from sale of fixed assets	2,225	4,698	4,448	939
Decrease (increase) in short-term deposits, net	(5,872)	6,032	(526)	(111)
Grant of long-term loan			(555)	(117)
Increase in long-term deposits		(11,123)
Sale (purchase) of short-term marketable securities - net	2,793	(395)	(85,446)	(18,038)

Net cash used in investing activities	(21,939)	(35,387)	(114,562)	(24,185)

(Continued) - 3

BARAN GROUP LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2000	2001	2002	2002

	Adjusted new Israeli shekels (note 1b)			Convenience translation into U.S. dollars (note 1b(4))

	In thousands

Brought forward	40,606	120,189	(269,033)	(56,794)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of restricted shares	394	199
Long-term bank loans received	14,578	26,057	154,897	32,699
Repayment of long-term bank loans	(4,007)	(27,528)	(8,087)	(1,707)
Dividend paid	(40,739)	(32,677)	(13,346)	(2,817)
Proceeds from sale of Company shares held by a subsidiary	1,946
Cost of acquisition of Company shares held by a subsidiary			(1,781)	(376)
Capital note issued to minority in a subsidiary	17,463
Short-term bank credit – net	2,648	28,887	719	152
Short-term bank loans – net	(16,824)	7,608	5,750	1,213

Net cash provided by (used in) financing activities	(24,541)	2,546	138,152	29,164

TRANSLATION DIFFERENCES ON CASH BALANCES OF SUBSIDIARIES OPERATING INDEPENDENTLY		(10)	100	21

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	16,065	122,725	(130,781)	(27,609)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	83,999	100,064	222,789	47,032

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	100,064	222,789	92,008	19,423

(Concluded) - 4

BARAN GROUP LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2000	2001	2002	2002

	Adjusted new Israeli shekels (note 1b)			Convenience translation into U.S. dollars (note 1b(4))

	In thousands

Supplementary disclosure of cash flow information - cash paid during the year for:
Interest	3,633	6,598	6,798	1,435

Income tax - net of tax refund	48,801	36,700	13,471	2,844

(a) Acquisition of subsidiaries consolidated for the first time
          (in 2001 companies previously consolidated by
          proportionate consolidation method which were fully
          consolidated),see also note 2(a), (b) and (c):

Assets and liabilities of the subsidiaries upon acquisition:
Working capital (excluding cash and cash equivalents)	(121)	(5,872)	75,431	15,923
Investment in subsidiary of the acquired company that is designated for sale			(4,553)	(961)
Fixed and other assets – net	(1,023)	(13,799)	(3,540)	(748)
Customer contracts and customer list		(2,582)	(3,676)	(776)
Long-term deferred income taxes	(8)
Long-term receivables			(490)	(103)
Long-term liabilities	479	11,300	2,143	452
Minority interests in the subsidiaries upon acquisition		5,640
Goodwill arising on acquisition	(1,952)	(5,932)	(93,940)	(19,831)
Other investment			504	107
Issuance of share capital			17,555	3,706

	(2,625)	(11,245)	(10,566)	(2,231)

(b) Proceeds from sale of investment in company consolidated on a proportional basis in previous years, see also note 2(c)
Assets and liabilities of the company upon disposal:
Working capital (excluding cash and cash equivalents)	461
Fixed assets and other assets - net	3,906
Goodwill	1,952
Investment in an associated company	(11,735)
Long-term liabilities	(1,792)
Capital gain on disposal of investment in proportionately consolidated company	6,150

	(1,058)

The accompanying notes are an integral part of the financial statements.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All NIS amounts presented in adjusted new Israeli shekels at
December 31, 2002 purchasing power, unless otherwise stated)

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies, applied on a consistent basis, are as follows:

	a.	General:

		1)	Operations

Baran Group Ltd. (hereafter - the Company) and its investee companies (hereafter  collectively - the Group) operates in 6 divisions, each of which operates independently, according to the instructions of the Group’s management. The Company receives management fees from proportionately consolidated companies.

The Group operates through the following 6 operating divisions (see also note 18):

			a)	The communications division - specializing in planning, management and construction of communications infrastructure.

			b)	The construction division - specializing in managing, coordinating, supervising and building projects in the field of construction, civil infrastructure, as well as industrial buildings.

c)

The industrial division - specializing in management, engineering planning and performance of projects in processing industries, which include, among others, chemicals, biotechnology, petrochemicals, energy, food, etc.

			d)	The semiconductors division - specializing in planning and building sophisticated plants and production lines for the manufacture of semi-conductors.

e)

The consulting division - consisting of several companies each specializing and operating in its own field - industrial engineering and management, reliability, quality and logistics, real estate management, etc.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

f)

The technologies division - engaged in the development, manufacturing and marketing of unique technology-based products, building for lease and in the marketing and recycling of food products for animals. The activities of building for lease and marketing and recycling of food products for animals were separated into two additional segmens, for “segment reporting” purposes.

A significant portion of the Group’s revenues in each year is derived from major customers (see also note 11(a)(1) and note 18c).

	2)	Definitions:

		Subsidiary -	A company controlled by the Group, the financial statements of which have been consolidated with the financial statements of the Company, which is not a proportionately consolidated company.

Proportionately - consolidated company or joint venture

A jointly controlled company or venture, none of the parties in which holds exclusive control, the financial statements of which are consolidated with those of the Company by the proportionate consolidation method.

		Associated company -	A company in which the Group has significant influence (which is not a subsidiary or a proportionately consolidated company), the company’s investment in which is presented by the equity method.

		Investee company -	A subsidiary, proportionately consolidated company or venture or associated company.

		Related parties -	As defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

Goodwill -

The difference between the cost of the investment in the investee company and the Company’s share in the fair value of its underlying assets net of the fair value of its underlying liabilities, (net of related taxes) on acquisition date.

		The Group -	The Company and its subsidiaries, proportionately consolidated companies and ventures and associated companies

	3)	As to companies list and definitions, see appendix.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

		4)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

		5)	Accounting principles

The financial statements have been prepared in accordance with Israeli GAAP. As applicable to these financial statements, Israeli GAAP vary in certain important respects from amounts reconciled to U.S. GAAP, as described in note 20.

	b.	Adjusted financial statements:

1)

The financial statements have been prepared on the basis of historical cost adjusted to reflect the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter - the Israeli Institute). All figures in the financial statements are presented in adjusted new Israeli shekels (“NIS”) which have a uniform purchasing power as of December 31, 2002 (“adjusted NIS”) - based upon the changes in the Israeli consumer price index (“the Israeli CPI”), see also note 14b.

The adjustment of the financial statements is based on the accounts of the Company, its Israeli subsidiaries and proportionately consolidated companies and joint ventures, which are maintained in nominal NIS.

As to investee companies whose financial statements are drawn up in foreign currency or adjusted on the basis of the changes in the exchange rate of foreign currency, see (3) below.

The components of the statements of income were, for the most part, adjusted as follows: the components relating to transactions carried out during the reported years - revenues, purchases, labor costs, etc. were adjusted on the basis of the Israeli CPI for the month in which the transaction was carried out, while those relating to non-monetary balance sheet items (mainly changes in inventories, work in progress, customer advances, depreciation and amortization) were adjusted on the same basis used in adjusting the related balance sheet item. The financing component represents primarily financial income and expenses in real terms, the erosion of balances of monetary items during the reported years and the changes during the reported years in the value of short-term marketable securities.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

2)

The adjusted amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the original historical values, adjusted for the changes in the general purchasing power of Israeli currency. In these financial statements, the term “cost” signifies cost in adjusted NIS.

	3)	Investee companies whose financial statements are drawn up in foreign currency adjusted on the basis of the changes in the exchange rate of foreign currency.

For purposes of consolidation, the amounts (in foreign currency terms) included in the financial statements of the above companies were treated as follows:

Subsidiaries operating independently

Balance sheet items at the end of the year and the results of operations for the year were translated at the exchange rate of the relevant foreign currency as compared to Israeli currency at the end of the year. Balance sheet items at the beginning of the year and changes in shareholders’ equity items during the year were translated at the relevant exchange rate at the beginning of the year or at the date of each change, respectively, and then adjusted on the basis of the changes in the Israeli CPI through the end of the year.

Differences resulting from the above treatment are carried as a separate item under adjusted shareholders’ equity (“differences from translation of foreign currency financial statements of subsidiaries”).

Investee companies the activities of which are an integral part of the activities of the Company

The financial statements of such companies were remeasured in terms of adjusted NIS. The remeasurement was effected by way of translation of the amounts (in terms of foreign currency) on the basis of historical exchange rates in relation to Israeli currency; the resulting nominal NIS amounts were then adjusted on the basis of the changes in the Israeli CPI by the same method as the financial statements of the Israeli companies in the Group were adjusted.

Differences resulting from the above treatment are included in the adjusted statements of income under financial income or expenses.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

		4)	Convenience translation into U.S. dollars (“dollars” or “$”)

The adjusted NIS figures at December 31, 2002 and for the year then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2002 ($1 = NIS 4.737). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

	c.	Principles of consolidation:

1)

The consolidated financial statements include the financial statements of the Company and of its subsidiaries.  In addition to the fully consolidated companies as above, the consolidated financial statements include by the proportionate consolidation method jointly controlled companies and joint ventures.  The companies included in consolidation are listed in the appendix I.

		2)	Goodwill is amortized in equal annual installments at the rate of 10% per annum, commencing in the year of acquisition (see also note 7).

		3)	Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales, not yet realized outside the Group, have also been eliminated.

		4)	Capital notes issued to the minority shareholders in one of the subsidiaries are presented in the consolidated balance sheets net of minority’s share in its capital deficiency (see also note 9).

	d.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

Raw materials and supplies - on “first-in, first-out” basis.

Products in process and finished products - on basis of production costs:

Raw material and supplies component - on “first-in, first-out” basis.

Labor and overhead component -on average basis.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

	e.	Investment in associated companies:

1)

The investments in these companies are accounted for by the equity method, net of impairment in value, which is not of a temporary nature, see also note 3c.  Profits from sales not yet realized outside the Group have been eliminated.

2)

The excess of cost of the investment in associated companies over the Company’s share in their net assets at date of acquisition (“excess of cost of investment”) represents goodwill, which is amortized in equal annual installments at the rate of 10% per annum, commencing in the year of acquisition (see also note 3).

	f.	Marketable securities and other investments:

1)

Short-term marketable securities are stated at market value or for mutual fund participation certificates - at redemption value. The changes in value of the above securities are carried to financial income or expense.

2)

Investments in non-marketable securities are stated at cost. The Group evaluates its investments in these securities from time to time and, as necessary, includes in its accounts a write-down for decrease in value which is not of a temporary nature.

	g.	Land and buildings for lease:

		1)	These assets are stated at cost.

		2)	Borrowing costs in respect of bank loans applied to finance the construction - incurred until construction is completed - are charged to cost of such assets.

		3)	The buildings are depreciated by the straight-line method, on basis of their estimated useful life. Annual depreciation rates are 4%-6%.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

	h.	Fixed assets:

		1)	These assets are stated at cost. Fixed assets of subsidiaries are included at their fair value at date of acquisition of these subsidiaries.

		2)	Borrowing costs in respect of credit applied to finance the construction of the buildings - incurred until their construction is completed - are charged to the cost of such assets.

		3)	The assets are depreciated by the straight-line method, on the basis of their estimated useful life.
Annual depreciation rates are as follows:

%

Buildings	4-6
Machinery and equipment	7-15
(mainly 15)
Vehicles	15
Office furniture and equipment	6-15
Computers and peripheral equipment	20-33
(mainly 33)
Communication sites	10

Leasehold improvements are amortized by the straight-line method over the lease period, which is shorter than the estimated useful life of the improvements.

i.	Goodwill and other intangible assets

Customer contracts amortized over the periods of the contracts, commencing from the date on which they are first utilized (mainly 1-3 years)  and customer lists are amortized over 3 years commencing from the date on which they are first utilized. As to amortization of goodwill, see e, c2 and e2 above.

When indicators of impairment of long-lived assets are present, the Company evaluates the carrying value of long-lived assets and intangible assets and goodwill in relation to the operating performance and future undiscounted cash flows of the underlying assets. No impairment losses relating to long-lived assets were recorded in these financial statements.

j.	Deferred income taxes:

1)

Deferred taxes are computed in respect of temporary differences between the amounts presented in the adjusted financial statements and those taken into account for tax purposes. As to the main factors in respect of which deferred taxes have been included - see note 13b.

Deferred tax balances are computed at the tax rate expected to be in effect at time of release to income from the deferred tax accounts. The amount of deferred taxes presented in the statements of income reflects changes in the above balances during the year.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

2)

Taxes which would apply in the event of disposal of investments in investee companies have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, not to realize them.  The Group may incur additional tax liability in the event of certain intercompany dividend distribution; no account was taken of the additional tax, since it is the Group’s policy not to cause distribution of dividend which would involve additional tax liability to the Group in the foreseeable future.

		3)	Income from “approved enterprise” status:

a.

As stated in note 13a(1)(a)(1), one of the Company’s subsidiaries has been granted tax exemption on income from “approved enterprise”. Upon distribution of dividends from the subsidiary’s tax-exempt income, the amount distributed will be subject to tax at the rate that would have been applicable had the subsidiary not been exempted from payment thereof. In addition, such dividend received by the Group may be liable to tax. The Group intends to permanently reinvest the amount of tax-exempt income, and does not intend to cause dividend distribution from such income. The period of benefits in respect of the above subsidiary has not yet commenced and is not expected to, due to its accumulated tax losses. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income. The Company has recorded full valuation allowance with respect to deferred tax assets regarding these losses.

			b.	As stated in note 13a(1)(a)(1), 13a(1)(a)(2), another subsidiary in the Group has been granted “approved enterprise” status and is subject to a reduced tax rate during the period of benefits.

Upon distribution of dividends by this subsidiary to the Company, the Company will be subject to tax, unless such dividends are distributed to the Company’s shareholders such dividends may be liable to tax. In light of the Group’s policy not to cause distribution of dividends, which would result in additional tax liabilities, any dividends received from this subsidiary will be distributed to the Company’s shareholders. The Company plans to distribute to its shareholders any dividends received. Accordingly, no account has been taken of the additional tax in respect of said dividends.

	k.	Revenue recognition:

		1)	Sale of products:

Revenue from the sale of products (consisting of electric switches and recycling of food products for animals) is recognized when there is persuasive evidence of arrangement, delivery has occurred, the sale price is fixed and determinable and collection is reasonably assured.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

		2)	Construction projects:

a.

The Group recognizes revenue from such projects by the “percentage of completion” method, provided that the following conditions are met: collection of the revenues is expected, revenues and costs can be estimated reasonably, and there is a likelihood that the project will be completed and that contractual obligations to customers will be met.  Pending compliance with all of the above conditions, revenue is recognized to the extent of costs actually incurred, whose reimbursement is anticipated (“zero profit method”).

In addition to the above mentioned revenues recognition conditions, profits from contract work on buildings is recognized by the percentage of completion method if the stage of completion has reached at least 25%; prior to this stage – by the “zero profit method”.

The Group measures progress toward completion based on the output measure of value added for its turnkey project.

The Group determines  the relative value added of each component to the total project value added based on the ratio of costs of the component to total expected costs, at the commencement of the project, Such ratio of relative value of each component remains unchanged during the project. Relevant component output measures are used to determine progress toward completion of each component. The project percentage of completion (weighting the appropriate components) are applied to the total estimated project revenues and project costs to determine the amount of revenue and costs recognized, on a cumulative basis.

Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable using the cumulative catch up method of accounting.

			b.	Full provision is made for any anticipated losses on projects.

		3)	Provision for warranty costs

The provision for warranty costs is determined for specific projects in respect of which there are warranty obligations.  The calculation of anticipated warranty costs is made based on the work required and the remaining warranty period.

		4)	Revenue from lease of buildings is recognized over the lease period.

	l.	Company shares held by the Company and its subsidiaries

These shares are presented as a reduction of shareholders’ equity, at their cost, under the item “Cost of Company shares held by the Company and its subsidiaries”. Gains on sale of such shares, net of income taxes, are carried to capital surplus.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

	m.	Allowance for doubtful accounts

The allowance is determined for specific debts doubtful of collection.

	n.	Derivative instruments

The Group enters into future contracts in order to protect itself from changes in prices of certain commodities. These future contracts are treated for accounting purposes as non-hedging instruments. The commodity derivative instruments are presented at their fair value and changes in their fair value are carried to ”financial income (expenses) - net” on a current basis.

The Group also enters into foreign exchange forward contracts in order to effectively change the cash flows resulting from firm commitments for inventory purchases in non-NIS currencies.

Gain and losses from such contracts are deferred and recognized in income when the hedged item affects earnings.

	o.	Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

	p.	Earnings per share

Earnings per share - which is computed in accordance with Opinion No. 55 of the Israeli Institute - has been determined on the basis of the weighted average number of shares outstanding during the year, net of the weighted average number of shares held by the Company and its subsidiaries.

In the 2000, 2001 and 2002 financial statements, the basic and diluted earnings per share are not presented separately, since the difference is immaterial (less than 5%).

	q.	Research and development expenses

Research and development expenses are charged to income as incurred.  Participation from government departments for development of approved projects is recognized as a reduction of expenses as the related cost is incurred.

In 2000, 2001 and 2002, no participations were received.

	r.	Advertising expenses

These costs are expensed as incurred.  Advertising expences for the years ended December 31, 2000, 2001 and 2002 amounted to adjusted NIS 2,464,000, adjusted NIS 2,698,000 and adjusted NIS 4,463,000, respectively.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

	s.	Recently issued accounting pronouncements:

1)

In October 2001, the Israeli Accounting Standards Board (“the IASB”)issued Israel Accounting Standard No. 12 - “Discontinuance of Adjusting Financial Statements for inflation”, which provided for the discontinuance of adjusting financial statements for the effects of inflation, as of January 1, 2003.  In December 2002, Accounting Standard No. 17 was issued that postponed the date from which Accounting Standard No. 12 is to be applied until January 1, 2004. The inflation-adjusted amounts as of December 31, 2003 will be the basis for the nominal-historical financial reporting in the following periods.

The implementation of Standard No. 12 will mainly effect the financial income (expenses) item.

Upon implementation of Standard No. 12, Clarifications Nos. 8 and 9 to Opinion 36 of the Institute of Certified Public Accountants in Israel will be canceled and will be replaced with effect from January 1, 2004 by Israel Accounting Standard No. 13, which was issued at the same time as Standard No. 12.  Most of the provisions of Standard No. 13 correspond to the provisions, which appeared in the above-mentioned clarifications.

2)

In February 2003, Accounting Standard No. 15 of the IASB - “Impairment of Assets”, became effective.  This standard, which is based on International Accounting Standard No. 36, requires a periodic assessment - at each balance sheet date - to evaluate the need for a provision for the impairment of the Company’s non-monetary assets - fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies.  As promulgated by the standard, its provisions are to be applied as of January 1, 2003.  Pursuant to the provisions of the standard, if any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets, the Company is required to evaluate whether the carrying value of the investment in the asset is recoverable from the cash flows anticipated from that asset, and, if necessary, to record an impairment provision up to the amount needed to adjust its carrying amount to its recoverable amount.  The impairment loss is carried directly to income.

The recoverable amount of an asset is determined as being the greater of the asset’s net selling price and its value in use to the Company. The asset’s value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

The Company is making the necessary preparations in order to apply this standard commencing with its first interim financial statements in 2003, and is currently reviewing the expected implications, if any, on its financial statements.

	t.	Reclassifications

Certain prior years’ amounts have been reclassified to conform with the current presentation.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES:

	a.	Acquisitions in 2002:

1)

On November 14, 2002, the acquisition of O2wireless solutions (hereafter - “o2”) was closed.  o2 was a U.S. public company engaged in the provision of solutions and external services for wireless communication networks and infrastructure.  o2 was acquired in order to broaden the Group’s range of activities, in the belief that o2 would be able to provide communication solutions in the areas of communication and other infrastructure engineering, which would complement the market in which the Group operates.  In view of the nature of its operations, o2 is to be included as part of the Group’s communications division.  As agreed, the Company has issued, to o2’s shareholders, 454,166 shares of NIS 1 par value for all of o2’s outstanding shares. Each share of o2 common stock received 0.014919 of the Company’s ordinary shares.  The amount of shares issued represents 5.73% of the Company’s issued and paid-in share capital prior to the issuance (7,921,718 shares) and 5.42% of the issued and paid-in share capital following the issuance (8,375,884).  The acquisition was done by means of merging o2 with Baran Telcom Inc. (hereafter – “BTI”), which is a wholly owned subsidiary of the Company.  The total acquisition cost, in the amount of adjusted NIS 27.811 million, included the value of the shares issued in the amount of adjusted NIS 17.555 million and  acquisition costs, in the amount of adjusted NIS 10.256 million.  The value of the shares issued was determined on the basis of the average market price of the Company’s shares that was calculated according to their closing prices during the period from August 27, 2002 to September 2, 2002, which included the two trading days before, and the two trading days following, the public announcement of the merger.

Excess of cost of the acquisition price over the fair value of tangible assets, net, that were acquired has been attributed to customer list and goodwill in the amounts of adjusted NIS 3,676,000 and adjusted NIS 91,216,000 respectively.

Goodwill is amortized over 10 years and the balance thereof at December 31, 2002 amounts to adjusted NIS 89.695 million.  The amortization of goodwill  is not deductible for tax purposes.  The purchase price attributed to the customer list is amortized over 3 years and the balance thereof at December 31, 2002 amounts to adjusted NIS 3.490 million.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

October 31 2002

Adjusted NIS, in thousands

Current assets	49,949

Investment in subsidiary of o2 designated for sale*	4,553
Long-term receivables	490
Fixed assets, net of accumulated depreciation and amortization	3,238
Goodwill	91,216
Customer list	3,676

T o t a l assets	153,122

Current liabilities	116,857
Provision for reorganization**	6,310

123,167
Long-term liabilities	2,144

T o t a l liabilities	125,311

Net assets acquired	27,811

*

On January 31, 2003, BTI signed an agreement for the sale of its investment in a subsidiary, in accordance with the decision taken by the board of directors on June 4, 2002.  Accordingly, the temporary controlled subsidiary has not been consolidated upon acquisition. The investment in that subsidiary is presented at its fair value, net of realization costs. The investment was sold in February, 2003.

**

During 2001, a reorganization program was implemented by o2 including reduction in the size of its workforce, closure of branches and the amalgamation of headquarters. As of the date of acquisition the provision consisted mainly of adjusted NIS 3,812,000 for closure of branches and adjusted NIS 1,880,000 for workforce reduction.

On February 27, 2003, the Company in general meeting approved the issuance of 116,000 non-marketable Company option warrants to o2 employees (see note 12d), who were taken on as staff of a U.S. subsidiary, wholly owned by BTI.

The warrants are to be issued for no consideration and each warrant is exercisable into one Company ordinary share of NIS 1 par value at an exercise price calculated as the average of the closing price of the Company’s shares on each of the fourteen days preceding the issuance of the warrants.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

	2)	On October 30, 2002, a subsidiary acquired 90% of the share capital of Mobipower New B.V. (hereafter – Mobipower New), thereby increasing its holding therein to 100%.

Mobipower New is the marketing arm of Mobipower in the Netherlands and its acquisition will enable the Company to develop its trade connection on the Dutch market. Mobipower new is to be included as part of the Group’s technologies division. The total cost of the acquisition amounted to adjusted NIS  2,724,000. The excess cost of acquisition over thr fair value of the assets acquired in the amount of adjusted NIS 2,724,000 has been attributed to goodwill.

Goodwill is amortized over 10 years and the balance thereof at December 31, 2002 amounts to adjusted NIS 2,679,000. The amortization is not deductible for tax purposes.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

October 31 2002

Adjusted NIS, in thousands

Current assets	2,287
Fixed assets, net of accumulated depreciation and amortization	302
Goodwill	2,724

T o t a l assets	5,313

Current liabilities	1,204
Long-term liabilities	1,385

T o t a l liabilities	2,589

Net assets acquired	2,724

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

3)	Following are data pertaining to the abovementioned subsidiaries, which were included, for the first time, in the consolidated financial statements for 2002:

December 31, 2002

Adjusted NIS

In thousands

Balance sheet:
Cash and cash equivalents	17,794
Other current assets:
Trade and income receivable	30,941
Investment in subsidiary of o2 that is designated for sale	4,349
Other receivables	1,738
Long-term receivables	441
Fixed assets, less accumulated depreciation and amortization	3,599
Customer list	3,490
Goodwill arising on acquisition, net of accumulated amortization	92,372

Current liabilities:
Short-term bank credit and bank loans	(618)
Trade payables	(15,870)
Other payables	(48,606)
Provision for reorganization	(2,884)
Long-term liabilities:
Liability for employee rights upon retirement	(1,255)
Loans and other liabilities (including current maturities)	(545)

84,946

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

Period from date of acquisition to December 31, 2002

Adjusted NIS

In thousands

Statement of income:

Revenues	29,382

Cost of revenues	25,605

Loss for the period	(665)

b.	Acquisitions in 2001:

1)

On October 1, 2001, the Company acquired 50.1% of the shares conferring ownership and control in LEAD Control Ltd. (hereafter: “LEAD”), an Israeli company engaged in development of products and in providing computerized control solutions, in consideration of a cash amount of approximately adjusted NIS 1,097,000. The acquisition was accounted for using the purchase method. The amounts attributed to the acquired assets and liabilities are computed on the basis of the fair value of the assets and liabilities on the date of acquisition. The excess of fair value of acquired net assets over cost of acquisition was allocated as a reduction of fixed assets. The consolidated statement of income for 2001 includes the results of operations of LEAD for the period from the date of acquisition to December 31, 2001.

2)

On September 30, 2001, the Company acquired 55% of the shares conferring ownership and control in Westmontage Kabel und Netzwerk GmbH (hereafter ““Westmontage”), a German company (which is engaged in a project for the deployment of Mobilcom Multimedia GmbH’s UMTS network in Germany), in consideration for a cash amount of adjusted NIS 12,485,000. In addition, under the acquisition agreement, the Company has undertaken to pay the selling shareholder in the German company an additional consideration of approximately Euro 508,000 (approximately adjusted NIS 2,525,000), on condition that the German company meets certain profit goals in 2001 as determined in the acquisition agreement.  Westmontage failed to meet the said profit goals and the Company’s undertaking is thus cancelled.  The acquisition was accounted for using the purchase method. The amounts attributed to the acquired assets and liabilities are computed on the basis of the fair value of the assets and liabilities on the date of acquisition. The consolidated statement of income for 2001 includes the results of operations of Westmontage for the period from the date of acquisition to December 31, 2001.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

The excess of cost of acquisition over the fair value of net tangible assets on acquisition date amounted to adjusted NIS 8,514,000, which has been allocated as adjusted NIS 5,213,000 to goodwill (which is amortized over 10 years) and adjusted NIS 3,300,000 to customer contracts and customer lists (which are amortized over 3 years).  The goodwill is attributed to the communications sector.

In September 2002, the Company paid the selling shareholder Euro 527,000 (adjusted NIS 2.619 million) as part of the agreed acquisition price.  This amount has been added to goodwill and is amortized in equal installments over 10 years, commencing from the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

September 30, 2001

Adjusted NIS

(In thousands)

Current assets	35,991
Fixed assets - net	12,110
Customer lists and customer contracts	3,300
Goodwill	5,213

T o t a l assets acquired	56,614

Current liabilities	29,999
Long-term liabilities	14,130

T o t a l liabilities assumed	44,129

Net assets acquired	12,485

Borrowing costs in respect of the loan taken to finance the company’s acquisition have been deducted from the capital reserve for differences from translation of foreign currency financial statements of a subsidiary, up to the amount of the capital reserve created as a result of the investment.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

	c.	A formerly proportionately consolidated company, which was deconsolidated commencing 2000:

Commencing in 2000, the consolidated financial statements do not include the proportionately consolidated financial information of Advanced Logistics Development Ltd. (hereafter - A.L.D.) resulting from the following transactions.

On January 31, 2000, A.L.D. allotted 1,902 shares to Baran in consideration of adjusted NIS 6,155,000 resulting in its ownership increasing from 50% to 64.45%.

In February 2000, A.L.D. issued shares and warrants on the Tel Aviv Stock Exchange reducing the Company’s percentage ownership in A.L.D. to 44.75%. As a result, the Company recognized a capital gain in the amount of adjusted NIS 6,150,000 which is presented under other income.

In the second half of 2000, the Company made several purchases of A.L.D. shares on the Tel Aviv Stock Exchange resulting in the Company’s percentage of holding in A.L.D. being 47.03% on December 31, 2000.

During 2001 and 2002, the Company made several purchases of A.L.D. shares on the Tel Aviv Stock Exchange resulting in its percentage of holding in A.L.D. on December 31, 2002 and 2001 being 55.32% and 50.65%, respectively. However, the Company continued to account for such investment on the equity method of accounting due to its inability to control the operations of A.L.D., as further described below.

During February 2000, an agreement was signed between the Company and and the owners of another 22% of shares of A.L.D. According to this agreement, each party will appoint 50% of the members of the board of directors, other then directors appointed on behalf of the public. Accordingly, A.L.D’s 6-member board comprises 2 director appointed by the Baran Group, 2 directors appointed by the owners of 22% of A.L.D.’s shares and 2 directors appointed on behalf of the public.

Baran does not control the Board and does not have voting control over any significant matters. Additionally, Baran can not effect a change in the bylaws without approval of the 22% shareholder. Although Baran owns 55.32% of the voting shares of A.L.D., it is unable to effectively control the operations of A.L.D.  Accordingly, A.L.D. has been accounted for on the equity method of accounting since February 2000.

During 2002, the Company’s former general manager exercised options into shares. As a result of said exercise, the Company incurred a loss of adjusted NIS 247,000.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

	d.	Financial statements of proportionately consolidated companies and joint ventures:

1)

On February 2, 2000, the Company, through Baran Raviv Telecom Ltd. (hereafter Baran Raviv), established Baran Mer International Telecommunications, Technology, Industry and Trade Ltd. (hereafter Baran Mer) a 50% proportionately consolidated company in Turkey. Baran Mer, which is engaged in the construction of cellular communication infrastructure sites, commenced operations in February 2000.

		2)	On June 22, 2001 the group acquired 50% of the share capital of Nejeva Holding B.V. (hereafter Nejeva) in consideration of Euro 11,000 (adjusted NIS 55,377).

On December 14, 2001, Baran Raviv B.V. sold to Baran Group B.V. all the shares of Nejeva for Euro 3,596 (adjusted NIS 15,000). Nejeva. is inactive.

3)

On December 23, 1999, Nes-Pan Ltd. (hereafter - “Nes-Pan”), a proportionately consolidated company, signed a contract with another party for the construction of buildings for a business center on land at Beit Dagan, which is under the joint control of the parties.  Construction commenced in August 2000.

4)

On April 5, 2001, the Company entered into a joint venture with two other parties for the purpose of providing construction services to a U.S. military base in Israel. The joint venture commenced operations in July 2001.

5)

In respect of proportionately consolidated companies, the Company has agreements with the other shareholders regarding the joint control.  Accordingly, such companies are accounted for by the proportional consolidation method, in accordance with the provisions of Opinion 57 of the Israeli Institute, as explained in note 1 a. and c.  The list of jointly controlled, proportionately consolidated companies is included in the Appendix.

6)

As of December 31, 2001 and 2002, the Company and a third party each hold 50% of the shares conferring voting rights in Meissner Baran Ltd. (hereafter ““Meissner-Baran”), a proportionately consolidated company. Meissner Baran’s shares conferring a right to dividends are held by the Company, the other party and by a company that is controlled by the CEO of Meissner Baran, to the extent of 46.5%, 46.5% and 7%, respectively, as of December 31, 2001 and 2002.

As to contingent liability filed against Meissner-Baran, see note 11b(1).

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

7)

Following are data pertaining to the proportionately consolidated companies and joint ventures based upon the Company’s percentage of holding therein, as presented in the Company’s consolidated financial statements. As explained in e. below, commencing October 1, 2001, the financial statements of Industrial Centers E.O.D. Ltd. (hereafter E.O.D.) are fully consolidated. In 2001, the operating results data of E.O.D. for the period from January 1, 2001 to September 30, 2001 were included by the proportionate consolidation method.

a) Balance sheet data:

	December 31

	2001	2002

	Adjusted NIS

	In thousands

Assets:
Current assets	161,108	56,027
Land and building for lease, less accumulated depreciation and amortization	59,835	62,904
Fixed assets, less accumulated depreciation and amortization	10,961	16,596

	231,904	135,527

Liabilities:
Current liabilities	150,750	60,098
Long-term liabilities	21,034	32,922

	171,784	93,020

b) Operating results data:

	Year ended December 31

	2000	2001	2002

	Adjusted NIS In thousands

Revenues	134,712	352,215	130,432

Gross profit	21,835	51,270	22,947

Operating income	13,042	36,055	13,334

Net income	7,883	25,207	8,864

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

c) Cash flow data:

	Year ended December 31

	2000	2001	2002

	Adjusted NIS

	In thousands

Net cash provided by (used in) operating activities	(1,499)	129,187	(77,362)

Net cash provided by (used in) investing activities	(16,152)	3,384	(10,784)

Net cash provided by (used in) financing activities	3,567	(13,169)	(6,425)

e.	Companies previously consolidated by the proportionate consolidation method, which were fully consolidated in 2001

In 2001 the financial statements of E.O.D., which were included by the proportionate consolidation method until September 30, 2001, were fully consolidated for the first time.

The Company owns 50% of the voting common stock of EOD and another party owns the other 50%. Pursuant to a change in the Articles of Incorporation on October 1, 2001, which was agreed between all shareholders, the Company is entitled to stipulate 3 out of the 5 directors of EOD. Simultaneously with the change in the Articles of Incorporation, the Company includes EOD in consolidation since it effectively controls EOD through its majority Board representation. Such  Articles of Association cannot be changed without a majority vote of the common shares which effectively allows the Company to block any such changes given its ownership of 50% of the voting common shares. Additionally, declaration and payment of dividends are not required to have shareholder approval. Such decisions are made by the Board of Directors. The only decisions that are subject to shareholder voting are: (i) appointment of the auditors; (ii) increase in the authorized share capital; (iii) changes in the Articles of Association; (iii) merger; and (iv) approval of transactions with related parties following approval by the Board of Directors.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 –	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

	f.	Mobipower Ltd. (former TPS Teleparking Systems Ltd):

1)

In March 2000, Mobipower Ltd.  Which was established by the Company and is engaged in the marketing of car-park management systems. Allotted shares, at par, to the Company (6,728 shares) and to a third party (2,772 shares).

At the same time as this share allotment, Mobipower Ltd. also issued capital notes in the amount of adjusted NIS 4,290,000 to the Company and capital notes in the amount of adjusted NIS 10,785,000 to a third party. The capital notes are linked to the Israeli CPI and bear interest at the rate of 4%.

		2)	In May 2000, Mobipower Ltd. allotted shares, at par, to the Company (1,818 shares) and to a third party (3,182 shares).

At the same time as this share allotment, Mobipower Ltd. also issued capital notes in the amount of NIS 6,678,000 to a third party. The capital notes are linked to the Israeli CPI and bear interest at the rate of 4%.

Following the abovementioned allotments, the Company holds 63.64% of the equity interest in Mobipower Ltd.. The Company’s deferred gain was recognized concurrently with the Company’s share in TPS’s losses in 2000, and amounted to approximately adjusted NIS 669,000. As to the terms of such capital notes, see also note 9.

	g.	On March 22, 2002, a subsidiary established Baran Raviv Telecom (Thailand) in Thailand, which it wholly owns.

h.

On August 19, 2002, it was announced that a consortium of companies, which included IONICS INC., Dor Chemicals Ltd. and the Company, had been awarded the tender issued by the State of Israel for the construction of a desalination plant.  On October 28, 2002, an agreement was signed between the State of Israel and Carmel Desalination Ltd. (hereafter – “Carmel”), a company established and owned equally by the companies in the above consortium.  The agreement, worth some $100 million, is for the construction of a seawater desalination plant and for energy generation.  The desalination facility is to be constructed on the site of the Dor Chemicals Ltd’s. plant in the Haifa Bay area.  Implementation of the agreement is subject to various suspending conditions being fulfilled, as specified in the agreement.  As of balance sheet date, the suspending conditions had not yet been fulfilled.

During the period from the time of being awarded the tender through to December 31, 2002, Carmel’s operations have been financed by shareholders’ loans.  The Company’s share in such loans amounts to adjusted NIS 805,000.  As of balance sheet date, the terms of these loans and their repayment dates had not been determined.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -	INVESTMENTS IN ASSOCIATED COMPANIES:

	a.	Composed as follows:

	December 31

	2001	2002

	Adjusted NIS

	In thousands

Shares:
Cost	20,691	21,498
Share in undistributed profits (net of losses) accumulated since acquisition	11,223	10,278

	31,914	31,776

Provision for anticipated loss on exercise of convertible securities issued by an associated company	(125)
Impairment in value of investment in an associated company (see c below)	(4,443)	(4,443)

T o t a l investment	27,346	27,333

b.	The changes in the investments during 2002 are as follows:

Adjusted NIS

In thousands

Balance at beginning of year	27,346
Changes during the year:
Investment in shares	807
Share in undistributed profits, net	1,182
Dividends received from associated companies	(1,880)
Adjustment to loss anticipated from exercise of convertible Securities issued by an associated company	(122)

Balance at end of year	27,333

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -	INVESTMENTS IN ASSOCIATED COMPANIES (continued):

	c.	Associated companies whose shares are traded on the Tel-Aviv Stock Exchange (hereafter - the Stock Exchange):

1)

The quoted value of the Company’s investment in Tefen Industrial Engineering and System Analysis Ltd. (hereafter - Tefen) an associated company, whose shares are traded on the Stock Exchange, as of December 31, 2001 and 2002 is adjusted NIS 17,389,000 and adjusted NIS 18,923,000, respectively.

The balance of the investment in Tefen as of December 31, 2001 and December 31, 2002 is adjusted NIS 18,465,000 and adjusted NIS 19,533,000, respectively. The excess cost of investment in this associated company represents goodwill. The original amount of goodwill is adjusted NIS 6,191,000; the amortized balance as of December 31, 2002 is adjusted NIS 2,227,000.

2)

The quoted value of the Company’s investment in A.L.D., whose shares are traded on the Stock Exchange, as of December 31, 2001 and 2002 is adjusted NIS 9,259,000 and adjusted NIS 6,146,000, respectively.

The balance of the investment in A.L.D. as of December 31, 2001 and 2002 is adjusted NIS 8,881,000 and adjusted NIS 7,800,000, respectively (see note 2c).

During 2001, there was a decline in the quoted value of A.L.D. The Company examined the decline in value and concluded that it is not of a temporary nature. Accordingly, an impairment of adjusted NIS 4,443,000 was provided in respect of the investment in A.L.D.

		3)	As to dividends received from associated companies, see note 15k.

NOTE 4 - OTHER INVESTMENTS AND A LONG-TERM RECEIVABLE:

	December 31

	2001	2002

	Adjusted NIS

	In thousands

Investment in shares of a private company held to the extent of 5% (2001 - two private companies held to the extent of 5% and 10%)	1,625	1,121
Long-term bank deposit (1)	11,757	12,363
Non-current trade receivables (2) (see note 11a(1))	28,341	14,430
Long-term loan (3)		483

	41,723	28,397

(1)	The deposit is linked to the exchange rate of the dollar, does not bear interest and is regularly rolled-over.

(2)	The receivables are linked to the CPI, do not bear interest and the balance thereof is to be settled by December 2004.

(3)	The loan is linked to the CPI and bears interest at 4% per annum.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -	LAND AND BUILDINGS FOR LEASE:

	a.	Composed as follows:

	C o s t			Accumulated depreciation and amortization
							Depreciated balance

	Balance at beginning of year	Additions during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Balance at end of year	December 31

							2002	2001

In adjusted NIS:	in thousands

Land	25,157		25,157				25,157	25,157
Buildings	40,426	4,840	45,266	5,748	1,771	7,519	34,678	37,747

	65,583	4,840	70,423	5,748	1,771	7,519	59,835	62,904

Depreciation and amortization in respect of buildings totaled adjusted NIS 1,620,000, adjusted NIS 1,580,000 and adjusted NIS 1,771,000 for the years ended December 31, 2000, 2001 and 2002.

b.	The depreciated balance includes financial costs capitalized, as of December 31, 2001 and 2002, amounting to adjusted NIS 871,000 and adjusted NIS 773,000, respectively.

c.	As to pledges registered, see note 19.

d.	Land is leased under a capital lease.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -	LAND AND BUILDINGS FOR LEASE (continued):

	e.	The land and buildings are leased under long-term, non-cancelable, with out penalty, operating leases to various tenants. The rental payments from the tenants are based on the square footage leased.

Minimum annual base rental payments under these leases are as follows:

Adjusted NIS

In thousands

Year ending December 31:
2003	7,255
2004	6,509
2005	5,630
2006	2,747
2007 and thereafter	3,823

Total	25,964

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -	FIXED ASSETS:

	a.	1)	Composition of assets and accumulated depreciation and amortization, grouped by major classifications, and changes therein in 2002, are as follows:

	C o s t					Accumulated depreciation and amortization					Depreciated balance

	Balance at beginning of year	Additions during the year	Retirements during the year	Other**	Balance at end of year	Balance at beginning of year	Additions during the year	Retirements during the year	Other*	Balance at end of year
											December 31

											2002	2001

	In thousands

In adjusted NIS:
Land and buildings, see b. below	46,354	6,406	617	1,478	53,621	7,807	2,269	439	99	9,736	43,885	38,547
Machinery and equipment	18,787	1,430	1,649	7,869	26,437	12,986	3,102	1,407	5,274	19,955	6,482	5,801
Vehicles	19,637	3,330	4,318	2,687	21,336	7,328	2,815	2,156	2,577	10,564	10,772	12,309

Office furniture and equipment	17,722	2,240	449	2,015	21,528	11,540	1,876	312	1,302	14,406	7,122	6,182
Leasehold improvements	4,362	498		1,292	6,152	3,007	1,221		481	4,709	1,443	1,355

Computers and peripheral equipment	18,263	2,006	160	364	20,473	14,928	2,020	90	99	16,957	3,516	3,335
Communication sites		363			363		4			4	359

	125,125	16,273	7,193	15,705	149,910	57,596	13,307	4,404	9,832	76,331	73,579	67,529

*	Due to additions in respect of companies, which were consolidated for the first time in 2002, and translation of financial statements of subsidiaries drawn up in foreign currency.

Depreciation and amortization in respect of fixed assets totalled adjusted NIS 7,713,000, adjusted NIS 9,148,000 and adjusted NIS 13,307,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

2)	Cost includes capitalized borrowing costs amounting to adjusted NIS 336,000 and adjusted NIS 480,000 as of December 31, 2002 and 2001, respectively.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -	FIXED ASSETS (continued):

	b.	Real estate rights in Israel:

1)

In 1997, Baran industries entered into a 49-year capitalized lease agreement with the Israel Lands Administration (hereafter the Administration) for the lease of a plot of about 6,400 sqm. in the Omer industrial zone. A building which is used by the Group (hereafter Baran House) was built on said plot.

In addition, the Company has entered into a capitalized development agreement, which is to be approved by the Administration, for a plot of about 5,080 sqm. in the Omer industrial zone. The development agreement was for 3 years, commencing March 26, 1997, and was extended until April 1, 2002.  The Company has not yet received a response to its application for a further extension.  As the Company has met the terms stipulated in the agreement (including achieving certain milestones that had to be reached by predetermined dates), the Administration has signed a lease agreement for an addition 49 years. As of the date of the approval of the financial statements, no new agreement has been signed.

The costs in respect of said plots are composed as follows:

	December 31

	2001	2002

	Adjusted NIS

	In thousands

Cost of land, including capitalized lease fees	1,321	1,321
Consent fees	7	7
Construction costs	22,534	22,534

	23,862	23,862

2)

A proportionately consolidated company has constructed a 52,000 sqm commercial center in Beer Sheba, of which about 34,500 sqm are leased from the Administration and about 17,500 sqm are owned by the abovementioned company, but have not yet been registered in its name with the Land Registration Authority due to the parcellation not having been completed. The proportionately consolidated company has carried out an interim procedure, under which it leases the land for a period of 999 years. Said company has agreed that the Administration submit a written undertaking to a bank, under which the Administration undertakes not to approve the transfer of the rights in the abovementioned land without the consent of the bank and that the lease rights would not be registered in the name of the proportionately consolidated company, unless, at the same time, a first-ranking mortgage is registered in favor of the bank.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -	FIXED ASSETS (continued):

3)

On December 23, 1999, a proportionately consolidated company acquired half the rights to land at Beit Dagan, having an area of some 6 acres, from a third party.  The rights to the land include development rights in accordance with an agreement signed with the Israel Lands Administration.

Through December 31, 2001, NIS 22,027,000 had been paid for the acquisition of the rights.  On the date of acquisition, a subsidiary signed an agreement with a third party for the establishment of a joint venture, which would construct office buildings and commercial space.

In June 2000, the proportionately consolidated company and the subsidiary signed an agreement, whereby the subsidiary will manage, plan and carry out the construction project at Beit Dagan, on behalf of the proportionately consolidated company.  The offices that have been constructed to date are used by the Company for its own purposes See also note 11a(7).

	c.		As to pledges registered on the properties, see note 19.

NOTE 7	GOODWILL AND OTHER INTANGIBLE ASSETS, NET OF ACCUMULATED AMORTIZATION:

	Original amount		Accumulated amortization		Unamortized balance

	December 31		December 31		December 31

	2001	2002	2001	2002	2001	2002

	Adjusted NIS		Adjusted NIS		Adjusted NIS

	In thousands

Customer contracts	2,081	2,485		828	2,081	1,657
Customer lists	1,219	5,151		691	1,219	4,460

	3,300	7,636	-,-	1,519	3,300	6,117

Goodwill in subsidiaries	5,213	101,772	213	2,645	5,000	99,127

Amortization expenses of goodwill for 2000, 2001 and 2002 are adjusted NIS 21,000 and adjusted NIS 2,432,000 and adjusted NIS 21,000, respectively.

Amortization expenses for other intangible assets for 2000, 2001 and 2002 are adjusted NIS 401,000, adjusted NIS 166,000 and adjusted NIS 1,519,000, respectively.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -	LONG-TERM BANK LOANS (net of current maturities):

	a.	The currency, linkage and interest terms of the loans are as follows:

	Weighted average interest rates as of December 31,	December 31

	2002	2001	2002

	%	Adjusted NIS

		In thousands

In dollars or linked thereto	3*	5,745	824
In Euros or linked thereto	6.2		6,423
Linked to the Israeli CPI	3.98	27,878	169,612
Unlinked	9.55	8,715	16,407

		42,338	193,266
L e s s - current maturities		7,689	26,389

		34,649	166,877

* Interest is based on Libor + 1%.

b.	The loans (net of current maturities) are repayable in the following years after balance sheet date:

	Year ended December 31

	2001	2002

	Adjusted NIS

	In thousands

Second year	5,007	26,044
Third year	4,977	73,566
Fourth year	4,919	42,699
Fifth year	4,919	20,882
Sixth year and thereafter (until 2034)	14,827	3,686

	34,649	166,877

c.	As to liens registered to secure the loans, see note 19.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -	CAPITAL NOTES ISSUED TO MINORITY SHAREHOLDERS OF A SUBSIDIARY, NET:

This item represents capital notes issued by a subsidiary - Mobipower Ltd. (formerly - T.P.S.) (hereafter - Mobipower) (see also note 2f) to its minority shareholders, after deduction of the minority’s share in the subsidiary’s capital deficiency, as follows:

	December 31

	2001	2002

	Adjusted NIS

	In thousands

Capital notes issued and accrued interest	18,690	19,435
Minority’s share in Mobipower’s capital deficiency	(4,691)	(8,277)

	13,999	11,158

Mobipower is mainly financed by funds from all of its shareholders, through capital notes. These capital notes are linked to the Israeli CPI and bear 4% annual interest. Pursuant to the terms of the capital notes, any repayment of amounts related to the capital note arrangements, including adjustment for CPI and interest, requires a majority shareholder vote and is required to be repaid pro rata in proportion to the existing shareholders’ common stock interests at the time of repayment. Accordingly, repayment of the capital notes and any interest is at the sole discretion of Baran, the majority owner.

NOTE 10 -	EMPLOYEE RIGHTS UPON RETIREMENT:

The Israeli Group companies

Israeli law generally requires payment of severance pay and/or pensions upon dismissal of an employee or upon termination of employment in certain other circumstances. The following principal plans relate to employee rights upon retirement, as applicable to Israeli Group companies :

	a.	Managerial insurance policies for employees in managerial positions

These policies provide coverage for severance pay and pension liabilities of managerial personnel. The policies are the Israeli Group companies’ assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -	EMPLOYEE RIGHTS UPON RETIREMENT (continued):

b.

Pension and severance pay liabilities not covered as above are fully provided for in these consolidated financial statements. The company, at its discretion, deposits monies with severance pay funds which are earmarked as cover for these liabilities.

Employees dismissed from service before attaining retirement age, are entitled to severance pay, computed on the basis of the number of years of service and the most recent monthly salary. In the event that the amounts accumulated in the managerial insurance policies and severance pay funds are insufficient to cover severance pay computed as above, the Israeli Group companies are obligated to supplement the deficiency.

The Israeli Group companies recognize the above obligation on an undiscounted basis, as if it was payable at each balance sheet date.

c.

Some of the Israeli employees in the Group are employed under individual employment agreements, which stipulate that the salary of such employees includes the severance pay component. The Company has applied to the Minister of Labor for approvals under Section 28 of the Severance Pay Law, 1963 and has obtained such approvals with respect to most of the above mentioned employees. The Company does not expect any difficulties in obtaining the remaining approvals. Therefore, the Company did not include the amount of severance pay liability in respect of said employees in the balance sheets.

	d.	The balance sheet liability for severance pay and the amount funded with severance pay funds and insurance policies, are composed as follows:

	December 31

	2001	2002

	Adjusted NIS

	In thousands

Liability for severance pay	24,806	27,656
L e s s - amount funded	(20,021)	(21,814)

	4,785	5,842

The companies may only make withdrawals from the severance pay funds and insurance policies for the purpose of paying severance pay.

e.	The severance pay expenses for the years ended December 31, 2000, 2001 and 2002, were adjusted NIS 3,402,000, adjusted NIS 4,064,000 and adjusted NIS 3,143,000, respectively.

f.	Income (expenses) from severance pay funds for the years ended December 31, 2000, 2001 and 2002, adjusted NIS 168,000, adjusted NIS 276,000 and adjusted NIS (1,002,000), respectively.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11-	COMMITMENTS AND CONTINGENT LIABILITIES:

	a.	Commitments:

1)

In 2001, a long-term agreement between a subsidiary, Baran Raviv and DBS satellite services (1998) Ltd. (hereafter YES) was cancelled. YES requested the subsidiary to agree to changes in the terms of the agreement, but the two parties were unable to reach agreement regarding the new terms and YES ceased making the payments it had committed to under the original agreement. Following litigation proceedings, it was decided in February 2002 that the agreement between the parties would be terminated and that YES would be obliged to pay a total of adjusted NIS 59,105,000 in installments through December 2004. This amount covers the full amount of YES debt in the accounts of the subsidiary.  The payments are linked to the CPI and bear no interest.

As of balance sheet date, approximately adjusted NIS 30,286,000 was received from YES.

2)

The Group has entered into various lease agreements of different duration, valid through 2007. The aggregate commitment under these leases amounts to adjusted NIS 35,988,000, NIS 11,080,000 are linked to the exchange rate of the dollar, while NIS 24,908,000 are linked to the Israeli CPI.

The projected rental payments for the coming years, at rates in effect at December 31, 2002, are as follows:

Adjusted NIS

In thousands

2003	12,444
2004	8,699
2005	6,261
2006	4,300
2007	4,284

35,988

Rental expenses totaled adjusted NIS 4,409,000, adjusted NIS 5,853,000 and adjusted NIS 8,147,000 in 2000, 2001 and 2002, respectively.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11-	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

3)

Meissner Baran (a proportionately consolidated company) has entered into an open-ended agreement for the provision of supervisory and contracting consulting services with another company, which owns shares in Meissner Baran (hereafter - “the supervising company”). This agreement succeeds a prior agreement that amended in June 2000.

Pursuant to the agreement, a representative of the supervising company was appointed to be CEO of Meissner Baran, although the agreement stipulates that no employer-employee relationship is to be deemed to exist between Meissner-Baran and the CEO.

The following payments are also prescribed by the agreement:

		a)	A monthly payment like in the previous agreement for project supervision, consulting and management services, like the payment in the previous agreement.

b)

The supervising company is entitled to receive an annual bonus at a rate that was increased by 2.5% in the amended agreement of the adjusted pre-tax profits of Meissner Baran, in exchange for the supervising company waiving its rights to the sale of its interest in shares of Meissner Baran other partners.

		c)	A payment for management fees to the subsidiary, Baran Industries, at the rate of 33.33% of the aggregate of the sums paid to the supervising company.

4)

Within the framework of the acquisition of a production line, machinery, patents, trade marks, know-how and technology relating to the production of the interrupters keyboards, and piaso-electric products, in 1997, the Company assumed all the seller’s obligations and rights with regard to the Chief Scientist’s grants in connection with the above products.  At the end of 1999, all the aforesaid obligations and rights were transferred to Baran Technologies.  The total of these liabilities, which are linked to the dollar, amounts to 100% of the grants received.  The maximum amount of royalties that might have to be paid by Baran Technologies in settlement of this amounts to adjusted NIS 456,000 as of December 31, 2002.

In case of failure of a project that was partly financed by royalty-bearing Government participations, the subsidiary is not obliged to pay any such royalties to the Israeli Government.

Royalty expenses totaled adjusted NIS 142,000, adjusted NIS 191,000 and adjusted NIS 309,000 in 2000, 2001 and 2002, respectively.

5)

Within the framework of the acquisition of 50% of the shares of Nes-Pan, a subsidiary undertook to grant loans to fund Nes-Pan’s operations, under the same terms and conditions as the other shareholders of Nes-Pan.  In January 2000, the aforesaid loans were converted into unlinked, non-interest bearing capital notes.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11-	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

6)

Within the framework of the acquisition of 50% of the shares of A.R.A.D.Y.R. Startups Ltd. (hereafter A.R.A.D.Y.R.), the Company undertook to provide funds to A.R.A.D.Y.R., jointly with the other shareholders, as required from time to time. The acquisition agreement also provided that the other shareholders (who own the remaining 50% of the shares of A.R.A.D.Y.R.) would be entitled to bonuses and that the annual profits, net of the abovementioned bonuses, would be distributed equally between the Company and the other shareholders, as management fees.

	7)	Royalty commitments

A subsidiary - Baran Technologies- is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the development of which the Government participated by way of grants. At the time the participations were received, successful development of the related projects was not assured. Under the terms of the aforesaid participation, royalties of 3% are payable to the Government on the sale of products in the development of which the Government participated, up to 100% of the amount of the grants received by the subsidiary (dollar linked).

The maximum amount of royalties that might have to be paid by Baran Technologies in settlement of this amounts to adjusted NIS 3,554,000 as of December 31, 2002.

8)

In December 1999, a proportionately consolidated company signed an agreement with a third party pursuant to which it is intended that the proportionately consolidated company is to construct an office building of 24,000 sqm. for a pre-determined consideration.  As of December 31, 2002, approximately 10,400 sqm have been constructed, of which 6,200 sqm are leased to the company, consolidated and proportionately consolidated companies.

In June 2000, the proportionately consolidated company signed an agreement with a subsidiary, whereby the subsidiary is to manage, plan and carry out this construction project. The project will be charged at cost plus 12%.

	9)	Distribution of bonuses and issue of shares:

A.

On August 6, 2001, the Company in general meeting resolved to grant benefits and issue traded securities to a related party of the Company. In addition, on November 18, 2001, the Company in general meeting approved a transaction with related parties regarding the grant of benefits and the issue of traded securities to 5 additional related parties as follows:

			a.	In the event of the Company having a net annual profit, each of the related parties (6 in total) would be entitled to an annual bonus of adjusted NIS 533,000.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11-	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

		b.	In addition to the bonus referred to in a above, the related parties would be entitled to the following additional benefits:

(i)

In respect of 5 related parties: in the event that the annual profit exceeds an amount in shekels equivalent to $4 million, the bonus will include an additional payment at the rate of 1.5% of the Company’s net annual profit.

			(ii)	In respect of the fifth related party: an amount equal to 5% of the net annual profit from the Company’s construction division.

	B.	Four of the related parties would be issued 170,000 ordinary shares, each having a par value of NIS 1.

	C.	The issue of 100,000 unmarketable warrants to a related party. Each warrant is exercisable into one of the Company’s ordinary shares of NIS 1 par value.

The Company has included in 2001 an expense amounting to adjusted NIS 6,510,000 in respect of bonuses, most of which had actually been paid, in accordance with the resolution of the Company on this matter in a general meeting and prior to the Securities Authority notification referred to below.

On January 3, 2002, and in a further letter on February 4, 2002, the Israeli Securities Authority notified the Company that it had ruled that the transaction between the Company and its five related parties had not been lawfully approved at the Company’s general meeting held on November 18, 2001, and that therefore - in the Authority’s opinion - the transaction was not legally valid.

Immediately upon receipt of this notification, the Company froze further implementation of this transaction. Accordingly, no issues have been made of shares or warrants.

Up to the date of receipt of the above notification from the Israeli Securities Authority, not all the various legal stages involved in the issuance of shares and warrants have been completed, including the legal requirements relating to the taxation of shares and options.

On July 11, 2002, the interested 5 parties have announced their waiver of their rights to shares, warrants and the unpaid balance of the bonus.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11-	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

10)

In October 1999, Baran Technologies entered into a 6-year agreement with a German company. This agreement grants the German company certain rights for the distribution of piaso-electric buttons and keys. Pursuant to this agreement, during the first year of the agreement, the German company will act as sole distributor and marketer of the above products in all German-speaking European countries (hereafter - the territory), and Baran Technologies has given an undertaking not to directly carry out any selling activities in the territory.

11)

On August 20, 2000, Meissner-Baran, together with the Company and another company that is one of Meissner-Baran’s related parties, signed a contract with Tower Semiconductor Ltd. The contract, which is valid for two years, is for the planning and construction of a new semiconductor plant, for consideration of $ 217 million (adjusted NIS 1,035 million). The contract is on a fast-track turnkey basis and has three stages that will be preformed according to the client’s decision: Stage 1 - planning and receiving building permits. Stage 2 - planning and construction of the new factory. Stage 3 - completing the project for the factory.

As of December 31, 2002 Stage 1 and 2 had been completed. As for Stage 3, amounting to $ 45,000,000, the client has yet to place an order for this work.

On March 12, 2003, Meissner-Baran and Tower Semiconductor Ltd. signed an addendum to the contract for carrying out a Stage 3 project in the Tower’s FAB-2 factory in Migdal Ha’Emek (hereafter - “Stage 3 Project”), which is effective as from its signing.

The Stage 3 Project includes the expansion of the production capacity of Tower’s new factory (FAB-2), up to 33,000 silicon wafers a month, and will not hinder further installation of the process equipment.  The estimated scope of the Stage 3 Project is approximately $ 35.8 million, which will be expensed in 5 stages.  The first stage, with an estimated scope of approximately $ 4 million, will commence immediately and the remaining stages will take place according to the development of the project and based on Tower’s requirements.

12)

A joint venture of the Company is engaged in a long-term project for the construction of an military base with an area of Some 395 acres, at a cost of $ 127 million.  If the joint venture fails to meet the predetermined schedules, it will be required to compensate the customer by $ 21,000 per day of delay.

13)

On August 19, 2002, it was announced that a consortium of companies, which included IONICS INC., Dor Chemicals Ltd. and the Company, had been awarded the tender issued by the State of Israel for the construction of a desalination plant. See note 2h.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11-	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

	b.	Contingent liabilities:

		1)	As of December 31, 2002, the Group and its investee companies are parties to the legal claims detailed below:

a)

In 2001, a claim for NIS 5,440,000 was filed against Baran Raviv by way of a summary procedure.  The claimant alleges that Baran Raviv has a debt in respect of equipment supplied by the claimant.  Baran Raviv has filed an application for leave to defend, in which it rejects the claimant’s claims.  In addition, on January 1, 2003, Baran Raviv has submitted its summations in connection with the application for leave to defend.  Deliberations have not yet been scheduled.

b)

On May 2, 2002, a claim was filed with the Tel Aviv District Court against a proportionately consolidated company - Meissner-Baran - in which the Company holds 46.5% equity.  The claim is for Meissner-Baran and 4 other parties to pay a customer approximately NIS 8.9 million in respect of a damage allegedly caused during the installation of an appliance on April 22, 1999.  At this stage, Meissner-Baran has filed a statement of defense.  The Meissner-Baran has an insurance coverage ceiling of approximately $ 1 million (adjusted NIS 4,737,000) relate to all claims for the year.  Based on the opinion of its legal counsel, Meissner-Baran management estimates that the likelihood of it being required to pay an amount in excess of the insurance coverage of  $ 1 million is remote. Therefore, no provision was included in the financial statements in respect of this claim.

c)

On December 19, 2002, another claim was filed against Meissner-Baran, for Meissner-Baran to pay a supplier NIS 4.4 million in respect of an alleged debt of Meissner-Baran to the supplier in connection with work performed by the supplier for the Company.  In addition, on said date, the supplier requested the Court, ex parte, to issue a provisional attachment order for the properties of Meissner-Baran, up to an amount of NIS 4.5 million.  The Court has granted the supplier’s request and issued an order as above.  On December 25, 2002, Meissner-Baran applied to the Court to replace the attachment by a bank guarantee.  On December 29, 2002, the Court has granted this request and cancelled the provisional attachment order, in exchange for a bank guarantee in the amount  of NIS 4.5 million.  In addition, on December 26, 2002, Meissner-Baran filed an application for the cancellation of the attachment order and the bank guarantee replacing the order, and an application for stay of proceedings due to an arbitration clause included in the contract between the parties.  As the deliberations in this claim are in their preliminary stages, the legal counsel of Meissner-Baran were unable to issue an opinion thereon. No provision was included in the financial statements with regard to this claim, as any such loss is not probable and reasonably estimatable.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11-	COMMITMENTS AND CONTINGENT LIABILITIES (continued):

d)

On July 12, 2002, a claim was filed against a subsidiary in the United States for an amount of $ 3 million (Adjusted NIS 14.211 million)  in respect of a debt to sellers in connection with an agreement for the acquisition of a subsidiary.  The Company included a provision in its accounts in respect of this claim, which, based on the advice of legal counsel, an amount for the probable and reasonably estimatable loss with regard to this claim has been included in the financial statements.

e)

On August 6, 2002, another claim was filed against a subsidiary in the United States, for amount of $ 3.3 million (Adjusted NIS 15.632 million) in respect of a debt to sellers in connection with an agreement for the acquisition of a subsidiary.  The Company included a provision in its accounts in respect of this claim, which, based on the advice of legal counsel, an amount for the probable and reasonably estimatable loss with regard to this claim has been included in the financial statements.

f)

In December 1999, a third-party claim in an unlimited amount was filed against Baran Construction. The case has been brought by the estate of a deceased with regard to the death of the deceased in a work accident. During 2002, the Company paid NIS 7,500 in settlement of this third party claim.

g)

Investee companies are, in the ordinary course of business, parties to additional legal claims for the aggregate amount of NIS 2,112,000 as well as 7 claims for personal injury filed with the Magistrate’s Court, aggregating adjusted NIS 7 million.

	h)	On April 24, 2002, a supplier filed a claim against a proportionately consolidated company. The claim was rejected by court.

Based on the advice of legal counsel, the Company has included an amount of NIS 15,422,000 related to the probable and reasonably estimatable amount related to such claims, which include the Company’s pro rata share of such losses related to its equity investees. Baran believes it is not reasonably possible that the losses that they will incur related to the claims disclosed in Note 11 will materially exceed the amounts disclosed in Note 11 as the amount of probable losses accrued.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -	SHAREHOLDERS’ EQUITY:

	a.	Share capital

The Company’s shares are traded on the Tel Aviv Stock Exchange. On December 31, 2002 the shares were quoted at the price of adjusted NIS 27.93 per share (December 31, 2001 – adjusted NIS 93.2). As from November 14, 2002, the shares are listed on the Nasdaq.

The Company’s issued and outstanding shares are 7,921,718 and 8,375,884 as of December 31, 2001 and 2002, respectively. The shares includes 575,625 and 474,300 restricted shares as of December 31, 2001 and 2002 respectively, which are held by employees and non-employee and 95,608 and 55,808 restricted shares as of December 31, 2001 and 2002 respectively, which are held by the Company.

	b.	Shares of the Company held by the Company and its subsidiaries

As of December 31, 2001 and 2002, the subsidiaries Baran Projects Construction Ltd. (“Baran Construction”) and Baran Industries (91) Ltd. (“Baran Industries”) held 109,082 and 176,608  Company shares, respectively, which represented approximately 1.38% and 2.11% of the Company’s shares at December 31, 2001 and 2002, respectively.  The cost of these shares as of December 31, 2001 and 2002 is adjusted NIS 3,977,000 and adjusted NIS 5,758,000 respectively.

As of December 31, 2001 and 2002, restricted shares held by the Company (as stated above) represented approximately 1.21% and 0.66% of the Company’s shares, respectively.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

c.	Stock based awards:

The Group granted restricted shares to its employees and non-employees, at their par value (1 NIS per share), as follows:

	Number of ordinary shares of NIS 1 par value			Vesting period*	Fair value at grant date (NIS per share)

Grant date	. Employees	Non- employees (a)

December 29, 1999		106,000	(b)	2 years	103.8
April 6, 2000	182,000 (d)			Over 5 years	104.3
December 28, 2000	179,000 (c)	4,000		Over 5 years	129
August 7, 2001	50,000 (e)			Over 7 years	90.3
November 25, 2001	130,250 (c)	5,000		Over 5 years	83
December 31, 2002	39,800(f)			Over 5 years	27.93

The period over which the optionee must be employed by or provide services to the Company, at the end of which the restriction on the shares is lifted and the shares become ordinary shares of the Company.

(a)	Represents mainly Group’s employees, which are not considered to be employees for accounting purposes, since they are not considered employees of the Group for tax purposes.

(b)	The shares were allotted to one of the Company’s directors.

(c)

The shares will vest in four equal batches. The first batch will be vested after two years, the second, third and fourth batches will be vested after three, four and five years, respectively, after the grant date.

(d)

The shares will vest in four batches. The first batch of 70,000 shares will be vested in April 2002. The second, third and fourth batches of 40,250, 39,000 and 32,750 shares, will be vested after three, four and five years, respectively, after the grant date.

(e)	Granted to the company’s CEO

The shares will vest in six batches as follows: The first batch of 25% of the shares will vest over two years, the second, third, fourth, fifth and sixth batches, each of 15% of the shares, will be vested on January 2004, 2005, 2006, 2007 and 2008, respectively.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

(f)

39,000 shares will vest in four equal batches. The first batch will be vested after two years, the second, third and fourth batches will be vested after three, four and five years, respectively, after the grant date. 800 shares will be rested after two years.

The weight number for December 31, 2000, 2001 and 2002, of unvested restricted shares, held by the Group employees and non-employees, is 408,333, 567,631 and 515,469 shares, respectively.

In addition, the weight number for that dates, 59,558, 95,608, and 95,608 shares, respectively, are held by the Company, due to its forfeitness.

The restricted shares, held by the employees and non – employees, have the same voting rights and the right to receive dividends, as the Company’s ordinary shares.

d.

The granting of shares in accordance with the plan for the award to Israeli employees is subject to the terms stipulated by Section 102 of the Income Tax Ordinance.  Inter alia, Section 102 provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit upon sale of the shares allotted under the plan, when the related capital gains tax is payable by the employee.

e.	Option warrants

On February 27, 2003, the general meeting of the Company approved the allotment of 116,000 non-negotiable option warrants of the company to the employees of o2 who were transferred, following the merger of o2, to a wholly-owned U.S. subsidiary of the Company - Baran Telecom Inc. (hereafter - “BTI”).  the warrants would be allotted at no consideration, and each warrant would be exercisable into one ordinary share of NIS 1 par value of the Company, for a consideration of the average closing price of the company’s shares for the 14 days preceding the allotment of the warrants.

f.	Retained earnings

As prescribed by the Companies Law, in determining the amounts available for dividend distribution, the amount of Company shares purchased by subsidiaries should be deducted from the balance of retained earnings presented under the Company’s shareholders’ equity.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13-TAXES ON INCOME:

a.	The Company and its Israeli subsidiaries:

	1)	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter- the law).

Under the law, by virtue of the “approved enterprise” status granted to some of their plants, two of the Company’s subsidiaries are entitled to various tax benefits. The main tax benefits available to the abovementioned subsidiaries are:

		a)	Tax exemption and reduced tax rates

During the period of benefits - 7 years or 10 years commencing the first year in which the subsidiary earns taxable income from the approved enterprises (provided the maximum period to which it is restricted by law has not elapsed) - the following reduced tax rates or tax exemptions apply to the subsidiary’s income from its approved enterprises:

1)

One of the subsidiaries is exempt from tax on the income from the approved enterprise in respect of which the subsidiary has elected the “alternative benefits” track; the length of he exemption period is ten years. The benefit period in respect of this enterprise has not yet commenced. See also note 1j(3)(a).

In the event of distribution of cash dividends out of income which was tax exempt as above, the subsidiary would have to pay tax at the rate of 25% in respect of the amount distributed.

			2)	The other subsidiary will be liable to corporate tax at the rate of 25%, instead of the regular tax rate for a period of seven years. See also note 1j(3)(b).

		b)	Accelerated depreciation

The subsidiary is entitled to claim accelerated depreciation for five tax years commencing in the first year of operation of each asset, in respect of buildings, machinery and equipment used by the approved enterprise.

		c)	Conditions for entitlement to benefits

The entitlement to the above benefits is conditional upon the subsidiary’s fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the subsidiary may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences (to the Israeli CPI) and interest.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - TAXES ON INCOME (continued):

2)	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the inflationary adjustments law)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company, its Israeli subsidiaries and its Israeli proportionately consolidated companies are taxed under this law.

3)	Tax rates applicable to income not derived from “approved enterprises”

Such income, of the Company and its Israeli subsidiaries and proportionately consolidated companies not eligible for approved enterprise benefits mentioned in 1a above, is taxed at the regular rate of 36%.

Foreign subsidiaries are taxed on the basis of the tax laws in their country of residence.

4)	Reform of the Israeli tax system

In 2002, Amendment to the Income Tax Ordinance (No. 132), 2002 (hereafter - the tax reform law) was enacted. The tax reform law comprehensively reforms certain parts of the Israeli tax system. The tax reform law comes into effect on January 1, 2003, although certain provisions therein will only be applied from later dates in accordance with the provisions of the tax reform law. As from January 1, 2003, capital gains will be taxed at a reduced rate of 25%, instead of the regular rate of 36% at which they were taxed until the aforementioned date; with regard to the sale of assets acquired prior to January 1, 2003, the reduced tax rate will be applicable only for the gain allocated to capital gains earned after the implementation of that law, which will be calculated, as prescribed by the tax reform law. Furthermore, the tax reform law stipulates, that carryforward capital losses, may be utilized against capital gains, without any time restriction (the time limitation for the utilization has been removed in respect of capital losses which arose in the tax year 1996 and thereafter). The tax reform law also includes an arrangement to allow the set off of capital losses from the sale of overseas assets against capital gains in Israel.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13- TAXES ON INCOME (continued):

5)	Carryforward tax losses and balance of deduction for inflation:

	December 31

	2001	2002

	Adjusted NIS

	In thousands

Losses and balance of deduction for inflation*
	47,944	60,714

*

Includes balance of carryforward losses of overseas subsidiaries - denoted in foreign currency - that amount to adjusted NIS 34,400,000 as of December 31, 2002 (December 31, 2001 - NIS 7,940,000). Under the inflationary adjustments law, most of the carryforward tax losses are linked to the CPI.

6)

Carryforward realized losses on sales of marketable securities at December 31, 2002 aggregate adjusted NIS 329,689; December 31, 2001 - adjusted NIS 44,409, (such amounts are excluded from carry forward tax loss balance disclosed in the table in 13 a5 above).  The realized losses are deductible from future realized gains from marketable securities, if any. No deferred tax assets have been included in respect of such losses.

As of December 31, 2001 and 2002 carryforward tax losses totaled adjusted NIS 1,200,229, and 1,509,602, respectively.  These losses may only be utilized against capital gains.  The Company has not created deferred taxes in respect of carryforward tax losses.  Under the inflationary adjustments law, losses for tax purposes, capital loss and deduction for inflation carried forward to future years are linked to the CPI.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13- TAXES ON INCOME (continued):

b.	Deferred income taxes:

	1)	The composition of the deferred taxes, and the changes therein during the years 2001 and 2002, are as follows:

	In respect of balance sheet items				In respect of differences between reporting on accrual basis and cash basis (see f. below)

		Provisions for				In respect of carry- forward tax losses and deduction for inflation
		employee rights

	Depreciable fixed assets		Vacation and recreation pay
		Severance pay					Valuation allowance
				Other -net				Total

	In thousands

In adjusted NIS:
Balance at January 1, 2001	(84)	1,057	1,951	1,146	(2,232)	11,168	(5,437)	7,569
Changes in 2001:
Amounts carried to income	34	414	65	(591)	(1,550)	4,765	(5,782)	(2,645)
Addition of deferred taxes in respect of companies consolidated for the first time	(59)	205	18	185		1,343		1,692
Other - net*		(3)		(2)		(15)		(20)

Balance at December 31, 2001	(109)	1,673	2,034	738	(3,782)	17,261	(11,219)	6,596
Changes in 2002:
Amounts carried to income	58	(84)	184	(750)	116	4,596	(5,596)	(1,476)
Other - net*				174				174

Balance at December 31, 2002	(51)	1,589	2,218	162	(3,666)	21,857	(16,815)	5,294

*	These changes related to differences on the translation of foreign currency financial statements of subsidiaries.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13- TAXES ON INCOME (continued):

2)	Deferred taxes are presented in the balance sheets as follows:
	Consolidated

	December 31

	2001	2002

	Adjusted NIS

	In thousands

Among current assets	5,160	7,422
Among investments loans and long-term receivables	1,673	1,589
Among current liabilities	(128)	(3,666)
Among long-term liabilities	(109)	(51)

B a l a n c e - asset, net *	6,596	5,294

* Regarding companies in Israel, realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount.

The deferred taxes are computed mainly at the tax rate of 36%.

Foreign subsidiaries are subject to the tax laws in their countries of residence.

c.	Income before taxes on income is composed as follows:

	Consolidated

	Year ended December 31

	2000	2001	2002

	Adjusted NIS

	In thousands

The Company, subsidiaries and proportionately consolidated companies in Israel	98,774	111,662	32,340
Subsidiaries and proportionately consolidated companies outside Israel	(968)	547	6,928

	97,806	112,209	39,268

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13- TAXES ON INCOME (continued):

d.	Taxes on income included in the statements of income:

	1)	As follows:

	Consolidated

	Year ended December 31

	2000	2001	2002

	Adjusted NIS

	In thousands

Current:
In Israel	35,308	42,403	13,791
Other	380	477	2,765

	35,688	42,880	16,556

Deferred, see 13b above:
In Israel	(6,509)	2,228	398
Other		417	1,078

	(6,509)	2,645	1,476

	29,179	45,525	18,032
For previous years - current	159	(174)	(753)

	29,338	45,351	17,279

Current taxes have been computed at the tax rates of 36% and 25% (mainly 36%) for the tax years 2000 -2002.

Foreign subsidiaries are subject to the tax laws in their countries of residence.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13- TAXES ON INCOME (continued):

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see a(3) above), and the actual tax expense:

	Year ended December 31

	2000	2001	2002

	Adjusted NIS

	In thousands

Income before taxes on income, as reported in the statements of income	97,806	112,209	39,267

Theoretical tax expense	35,210	40,395	14,136
L e s s - tax benefits arising from approved enterprise status	447	130	899

	34,763	40,265	13,237
Decrease in taxes resulting from different tax rates applicable to foreign subsidiaries		(47)	185
Increase in valuation allowance	715	4,685	5,672
Erosion of tax payments			239
Increase (decrease) in taxes resulting from permanent differences – the tax effect:
Disallowable deductions:
Goodwill amortization	32	34	876
Other	1,309	1,268	1,613
Income taxed at special rates			(1,736)
Decrease in taxes resulting from exercise of shares and options by employees	(5,453)	(2,347)	(2,026)
Capital gain resulting from decrease in the percentage held in a proportionately consolidated company	(2,162)
Impairment in market value of investment in an associated company		1,598
Taxes in respect of previous years	159	(174)	(753)
Other	(25)	69	48
Decrease in taxes in respect of tax losses incurred in the reported year for which deferred taxes were not created			(76)

Taxes on income as reported in the gain and loss reports	29,338	45,351	17,279

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13- TAXES ON INCOME (continued):

e.	Tax assessments

Some of the Group companies have received final assessments through the tax year 2001. The Company and some of its subsidiaries have received final assessments through the tax year 1997. Some of the Group companies have not received final tax assessments since their incorporation, although the tax assessments led through the tax year 1997 are considered to be final.

f.	Basis of recognizing income for tax purposes

The Company and its Israeli subsidiaries report for tax purposes on the accruals basis, with the exception of the engineering companies, Baran Engineering and Baran Infrastructure, which report on the cash basis.

NOTE 14 - LINKAGE TERMS OF MONETARY BALANCES:

a.	As follows:

	D e c e m b e r 3 1, 2 0 0 2

	In foreign currency or linked thereto*	Linkage to U.S dollar	CPI linked	Unlinked	Total

	In thousands

Adjusted NIS :
Assets:
Current assets:
Cash and cash equivalents	11,740	71,573	723	7,972	92,008
Short-term investments	3	1,946	43,151	43,932	89,032
Accounts receivable:
Trade and income receivable	100,786	34,380	48,619	78,214	261,999
Other	4,230	293	12,671	11,587	28,781
Long-term loan and long term receivables		12,363	14,913		27,276

	116,759	120,555	120,077	141,705	499,096

Liabilities:
Current liabilities:
Short-term bank credit and bank loans	40,676	18,703	6,605	8,675	74,659
Accounts payable and accruals:
Trade	19,736	19,244	27,232	32,790	99,002
Other	32,277	51,583	22,950	45,083	151,893
Long-term bank loans (including current maturities)	6,423	824	169,612	16,407	193,266
Capital notes issued to minority Shareholders of a subsidiary			19,436		19,436

	99,112	90,354	245,835	102,937	538,256

*        Mainly to the euro.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - LINKAGE TERMS OF MONETARY BALANCES:

b.	Data regarding the CPI and exchange rate of the U.S. dollar:

	Exchange rate of one dollar	CPI*

As of December 31:
2002	NIS 4.737	Points 108.2
2001	NIS 4.416	Points 101.6
2000	NIS 4.041	Points 100.2
1999	NIS 4.153	Points 100.2

Increase (decrease) during:
2002	7.3%	6.5%
2001	9.3%	1.4%
2000	(2.7)%	0.0%
1999	(0.2)%	1.3%

*	Based on the index for the month ending on each balance sheet date, on the basis of 2000 average = 100.

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Short-term investments:

	December 31

	2001	2002

	Adjusted NIS

	In thousands

Marketable securities:
Bonds:
Government bonds	2,293	50,395
Corporate bonds	6	5,563
Mutual fund participation certificates	1,363	4,345
Shares	629	274
Short-term bank deposits*	782	1,336
Deposit an investment company		27,393

	5,073	89,306

*	The deposits, which are for periods of up to one year, are unlinked and bear interest an average rate of 7% per annum.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION(continued):

b.	Accounts receivable:

	December 31

	2001	2002

	Adjusted NIS

	In thousands

1) Trade and income receivable:
Open accounts	189,184	152,719
L e s s – allowance for doubtful accounts	(2,609)	(7,775)

	186,575	144,944

Checks receivable	10,881	29,672
Income receivable, net of customer
advances	76,368	87,383

	273,824	261,999

2) Other:
Employees	1,481	2,371
Government institutions	7,590	6,857
Proportionately consolidated companies*	3,609	4,267
Related parties*	114	44
Prepaid expenses	1,760	5,363
Deferred income taxes, see
note 13b	5,160	7,422
Income taxes refundable	4,950	6,032
Advances to suppliers	5,517	1,574
Derivative instruments	2,866	2,486
Investment designated for sale		4,349
Sundry	6,887	6,724

	39,934	47,489

*	The balances due from proportionately consolidated companies are CPI linked and bear interest at the rate of 4% per annum. The balances due from related parties are unlinked and bear no interest.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION(continued):

		December 31

		2001	2002

		Adjusted NIS

		In thousands

c.	Inventories:

	Raw materials and supplies	6,378	5,859
	Products in process	421	473
	Finished products	10,650	3,030

		17,449	9,362

d.	Short-term bank credit:

	1) Composed as follows:
	Short-term bank credit	17,039	17,757
	Short-term bank loans	46,447	56,902
	Current maturities of long-term bank
	loans, see note 8	7,690	26,389

		71,176	101,048

	Unutilized credit facilities	181,027	553,257

	2) Classified by currency, linkage terms and interest rates, the short-term credit (excluding current maturities of long-term loans) is as follows:

	Weighted interest rates at December 31, 2002	December 31

		2001	2002

	%	Adjusted NIS

		In thousands

From banks:
In, or linked to, foreign
currencies	7-9	16,736	59,351
Linked to the Israeli CPI	8.54	42,477	6,605
Unlinked	9.6	4,273	8,703

		63,486	74,659

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

	December 31

	2001	2002

	Adjusted NIS

	In thousands

e. Accounts payable and accruals:

1) Trade:
Open accounts	191,883	81,870
Checks and notes payable	63,813	17,132

	255,696	99,002

2) Other:
Government institutions	27,966	26,041
Provision for vacation pay	6,213	6,922
Accrued expenses	57,527	82,579
Employees	15,523	6,988
Income taxes payable	2,496	5,825
Interested parties		5,299
Warranty provision**	21,581	10,965
Customer advances*	17,002	2,621
Deferred income taxes,
see note 13b	128	3,666
Income received in advance	6,307	489
Sundry	3,401	7,274

	158,144	158,669

*		Customer advances as of December 31, 2001 and 2002 are presented net of work in progress amounting to adjusted NIS 7,047,000 and adjusted NIS 166,271,000 respectively.

**		Movements in the warranty provision during the year:

Adjusted NIS

In thousands

Balance at January 1, 2002	21,581
Payments made	(12,456)
Provisions created and adjustments to
existing provisions	1,840

Balance at December 31, 2002	10,965

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Statements of income:
		Year ended December 31

		2000	2001	2002

		Adjusted NIS

		In thousands

f. Cost of revenues:

1)	Construction projects and services:
	Materials consumed	169,095	126,712	58,923
	Salaries	138,928	158,701	157,202
	Subcontractors	372,190	394,512	305,364
	Manufacturing and operating costs	49,219	74,652	76,985
	Depreciation and amortization	4,217	5,989	10,554

		733,649	760,566	609,028
	Decrease (increase) in finished
	products inventory	286	(4,786)	(2,934)

		733,935	755,780	606,094

2)	Sale of products:
	Materials consumed	32,110	88,970	141,174
	Salaries	3,048	2,899	3,882
	Subcontractors	1,188	2,081
	Manufacturing and operating costs	46	405	3,226
	Depreciation and amortization	290	282	490

		36,682	94,637	148,772
	Decrease (Increase) in products in
	process inventory	(1,052)	(2,922)	9,395
	Decrease (Increase) in finished
	Products	(200)	(556)	1,790

		(1,252)	(3,478)	11,185

		35,430	91,159	159,957
3)	Lease for buildings:
	Salaries	69		642
	Manufacturing and operating costs	450	10
	Depreciation and amortization	1,620	1,580	1,944

		2,139	1,590	2,586

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

		Year ended December 31

		2000	2001	2002

		Adjusted NIS

		In thousands

g.	Selling and marketing expenses, net:
	Payroll and related expenses	2,291	2,755	9,073
	Advertising and sales promotion expenses	2,463	2,698	4,331
	Depreciation and amortization	338	201	271
	Other	964	4,811	10,134
	L e s s – government participations in
	marketing expenses	(410)	(799)	(193)

		5,646	9,666	23,616

h.	General and administrative expenses:
	Payroll and related expenses	19,547	21,764	18,633
	Vehicle expenses	1,589	1,543	1,815
	Rentals and office maintenance	10,501	8,877	4,958
	Office supplies, postage and telephone	5,506	6,237	9,084
	Professional fees	2,539	2,683	4,106
	Traveling	3,109	1,260	1,639
	Allowance for doubtful accounts and bad
	debts	136	(12)	(45)
	Depreciation and amortization	3,808	3,182	5,766
	Other	4,306	14,663	7,539

		51,041	60,197	53,495

i.	Financial income (expenses), net:
	In respect of marketable securities	1,352	643	563
	In respect of deposits and loans granted	6,669	15,150	5,238
	In respect of short term bank credit	(479)	(5,456)	(11,700)
	In respect of long-term loans	(3,039)	(3,333)	(12,046)
	Other - primarily erosion of monetary
	items, net	1,099	548	1,459

		5,602	7,552	(16,486)
	A d d - borrowing costs capitalized to cost
	of land and buildings for lease	421	413	(968)

		6,023	7,965	(17,454)

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

		Year ended December 31

		2000	2001	2002

		Adjusted NIS

		In thousands

j.	Other income (expenses), net:
	Gains (losses) on:
	Reduction in percentage of shareholding in
	subsidiary	669
	Gain on disposal of investment in
	proportionately consolidated company	6,150
	Disposal of shares of associated company	1,101
	Capital gain on sale of fixed assets	80	80	1,657
	Loss from impairment in value of investment in
	an associated company		(4,443)	(601)
	Other	(698)	340

		7,302	(4,023)	1,056

k.	Company’s share in profits of associated
	companies, net:
	Share in profits for the year, net	7,080	1,588	1,524
	Amortization of good will	(589)	(380)	(464)

		6,491	1,208	1,060

	Dividend received	2,875	1,473	1,880

NOTE 16 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	General

Since the operations of the Group are conducted mainly in Israel, the exposure to risks from changes in foreign exchange rates is low. However, the Group enters into foreign exchange derivative instruments (as described in note 1n) to mitigate its exposure to risks from changes in foreign exchange rates.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Concentration of credit risks

Most of the Group’s cash and cash equivalents at December 31, 2001 and 2002 were deposited with Israeli banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

Some of the Group’s income is from major customers (see also note 18c).

The Group performs ongoing evaluations of its customers and does not generally require collateral. The accounts include a provision for doubtful accounts.

c.	Derivatives

As stated in note 1n, the Group enters into foreign exchange forward contracts in order to protect the Group from the risk that the cash flows resulting from purchases of inventories will be affected by changes in the exchange rate. The term of all these contracts is less than one year. As of December 31, 2001 and 2002 the Group has no such forward contract outstanding.

As described in note 1n, the Group enters into future contracts in order to protect itself from changes in prices of certain commodities.  These future contracts are accounted for as instruments. As of December 31, 2001 and 2002, the Group had future contracts of certain commodities, in the amount of adjusted NIS 2,866,000 and adjusted 2,486,000, respectively.

d.	Fair value of financial instruments

The financial instruments of the Group consist mainly of non-derivative assets and liabilities (including working capital and long-term loans).

Due to their nature, the fair value of the financial instruments included in working capital is usually close or identical to their carrying value. The fair value of the long-term bank loans also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

The fair value of long-term trade receivables (including current maturities) amounts to adjusted NIS 27,634,000, using a capitalization rate of 4% (see note 11a(1)).

The Company does not disclose the fair value of capital notes issued to minority shareholders in a subsidiary, since it is not practicable to determine their fair value with sufficient reliability.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Benefits to related parties:

		Year ended December 31

		2000	2001	2002

		Adjusted NIS

		In thousands

	Wages and salaries to related parties
	employed by the Company (7 recipients in
	2000; 6 recipients in 2001 and 7 recipients
	in 2002)*	2,407	2,913	2,180

	Directors’ fees to directors who are not
	employed by the Company (4 recipients in
	2000; in 2001 and 2002)	227	163	139

		2,634	3,076	2,319

	Grants (8 recipients in 2000; 6 recipients in
	2001 and 2002), see note 11a(10)	5,293	6,512	500

		Number of shares

		2000	2001	2002

	Restricted shares granted to an interested
	party, see note 12c		50,000

b.	Balances with related parties:

		December 31

		2001	2002

		Adjusted NIS

		In thousands

	Among current assets, under other accounts
	receivable:
	Balance at balance sheet date	114	44

	Highest balance during the year	114	114

	Among current liabilities, under accounts
	payable and accruals		5,299

c.	Transactions with associated companies:

	1)	Management fees - adjusted NIS 1,112,000.
	2)	Rent - adjusted NIS 380,000.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES(continued):

d.

On July 8, 1998, the Company’s board of directors approved the payment of an annual success bonus to seven of its senior office holders. The bonus was to be split equally between the office holders, to apply to each of the three years 1998-2000 and was to be based on the Company’s annual net profit (hereafter – the annual profit), as shown by its audited, consolidated financial statements, and the return on the Company’s shares traded on the stock exchange.

The aggregate success bonus to be paid to the seven office holders jointly, was calculated as follows:

	A.	7% of the annual profit up to $4 million.

	B.	In the event that the annual profit exceeded $4 million, the annual bonus – computed in A above – would include an additional payment comprising the following two components:

	(i)	7% of the amount by which the annual profit exceeded $ 4 million.

(ii)

According to the “surplus return” on the Company’s shares. This was to be calculated as the percentage by which the return on the Company’s shares during the 45 trading days prior to the date of approving the Company’s financial statements exceeded the average return on the shares of the companies included in the TA-100 index on the Stock Exchange during the same period. In no event was the “surplus return” to exceed 14%.

On August 24, 2000, the Company in general meeting resolved, post factum, to include Electra Industries (1988) Ltd. (hereafter - Electra) (a related party in the Company) with the seven office holders as an additional beneficiary in the amount of the annual bonus in respect of 1999 and 2000. This was to be done in a way that would result in no change being made to the aggregate sums paid and to be paid by the Company. The same resolution also stipulated that Electra would be entitled to one eighth of the total of the annual success bonus to be distributed in respect of 2000.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - BUSINESS AND GEOGRAPHICAL SEGMENTS:

a.	Business segments:

	1)	General

The Group operates in the following division: communications, construction, industry, semiconductors, services and consulting and technologies.  These division are the basis on which the Group report its information  primary business segment reporting commencing 2000.

In addition, in 2002, the Group’s technologies division was segregated into three business segments: the technologies, buildings for lease and marketing and recycling of food products, as disclosed below:

During 2002, the Group changed its internal organization by transferring a proportionately consolidated company (Nes-Pan) from the consulting segment to the buildings for lease segment and a wholly owned subsidiary (Baran Industries (91) Ltd.) from the construction segment to the industry segment. The 2000 and 2001 segment data were restated to reflect the above changes.

	2)	Segment results

The operating results by segments include all the costs and expenses relating directly to each segment as well as shared expenses which are allocated to the segments on a reasonable basis.

	3)	Segment assets and liabilities

Segment assets include all operating assets used by a segment and consist principally of cash and cash equivalents, receivables, inventories, fixed assets, goodwill and other intangible assets, net of allowances and provisions. While most of these assets can be directly attributed to individual segments, the carrying value of certain assets which are used jointly by two or more segments is allocated to the segments on a reasonable basis.

Segment liabilities include all operating liabilities and consist principally of trade payables and wages currently payable and accrued liabilities (including severance pay).

	4)	Inter-segment transfers

Segment revenue, segment expenses and segment results include transfers between business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar goods. Those transfers are eliminated in consolidation.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - BUSINESS AND GEOGRAPHICAL SEGMENTS(continued):

5)	Investments in associated companies presented by the equity method

Investments in associated companies - Tefen. and A.L.D., which are engaged in providing consulting services in the fields of management, operation, industrial engineering, computerization and IT development in Israel and worldwide,  are accounted for by the equity method. Although the investments in these companies and the share in their profits are not considered. Part of the segments assets and revenues, they are included separately in the “consulting segment”..

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - BUSINESS AND GEOGRAPHICAL SEGMENTS(continued):

6)	Business segment information for 2002 (adjusted NIS):

	Communications	Construction	Industry	Semi- conductors	Consulting	Marketing and recycling of food products	technologies	Buldings for lease	Eliminations	Total consolidated

Income statement data:
Revenues:
Unaffiliated customers	348,773	47,364	153,882	116,357	58,501	155,532	20,509	6,612		907,530
Inter segment	428	2,107	16,062		22,427		599		(41,623)

T o t a l revenues	349,201	49,471	169,944	116,357	80,928	155,532	21,108	6,612	(41,623)	907,530

Segment results	27,549	4,776	7,130	10,117	10,828	2,124	(8,458)	3,528	(160)	57,434

Unallocated general expenses										(1,768)

Operating income										55,666
Financial expenses – net										(17,454)
Other income – net										1,056
Taxes on income										(17,279)

Income after taxes on income										21,989
Share in profits of associated companies					1,060					1,060

Minority interests in losses of subsidiaries										2,183

Net income										25,232

Other data:
Segment assets	296,380	29,141	32,603	48,683	81,771	30,777	33,732	60,713	(237)	613,563

Investments in associated companies - presented by the equity method					27,333					27,333

Assets not allocated between the segments										158,314

T o t a l consolidated assets										799,210

Segment liabilities	150,164	15,900	16,350	38,406	25,516	7,689	8,527	512		263,064

Liabilities not allocated between the segments										279,583

T o t a l consolidated liabilities										542,647

Capital expenditure	101,832	297	818	106	2,977	395	15,338	1,138

Depreciation and amortization	10,535	697	1,703	920	1,852	348	749	1,683

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - BUSINESS AND GEOGRAPHICAL SEGMENTS(continued):

7)	Business segment information for 2001 (adjusted NIS):*

	Communications	Construction	Industry	Semi- conductors	Consulting	Marketing and recycling of food products	Technologies	Buildings For lease	Eliminations	Total consolidated

Income data:
Revenues:
Unaffiliated customers	435,790	30,235	166,055	288,570	4,421	88,182	10,735	6,404		1,030,392
Inter segments	66	3,488	12,800		24,247				(40,601)

T o t a l revenues	435,856	33,723	178,855	288,570	28,668	88,182	10,735	6,404	(40,601)	1,030,392

Segment results	66,582	1,848	10,563	30,412	2,294	2,814	(7,778)	3,267	(132)	109,870

Unallocated general expenses										(1,603)

Operating income										108,267
Financial income - net										7,965
Other expenses - net										(4,023)
Taxes on income										(45,351)

Income after taxes on income										66,858
Share in profits of associated companies					1,208					1,208

Minority interests in losses of subsidiaries										585

Net income										68,651

Other data:
Segment assets	253,477	27,503	57,244	157,553	18,269	40,177	28,471	58,069	(397)	640,366

Investments in associated companies - presented by the equity method					27,346					27,346

Assets not allocated between the segments										97,763

T o t a l consolidated assets										765,475

Segment liabilities	183,550	24,111	30,790	142,637	45,971	7,936	6,328	300		441,623

Liabilities not allocated between the segments										96,935

T o t a l consolidated liabilities										538,558

Capital expenditure	9,489	1,662	1,935	4,048	2,277	7	554	2,261

Depreciation and amortization	4,055	954	1,650	490	250	222	459	1,657

* Segment date were restated in accordance with the requirements of accounting standard No. 11.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - BUSINESS AND GEOGRAPHICAL SEGMENTS(continued):

8)	Business segment information for 2000 (adjusted NIS):*

	Communications	Construction	Industry	Semi- conductors	Consulting	Marketing and recycling of food products	Technologies	Buildings For lease	Eliminations	Total consolidated

Income data:
Revenues:
Unaffiliated customers	594,131	35,918	147,285	90,520	3,266	29,874	9,518	5,556		916,068
Inter segments	56	7,688	1,989		15,144				(24,877)

T o t a l revenues	594,187	43,606	149,274	90,520	18,410	29,874	9,518	5,556	(24,877)	916,068

Segment results	61,434	5,219	13,532	7,988	4,080	111	(10,454)	(2,648)		(85,558)

Unallocated general expenses										(1,077)

Operating income										84,481
Financial income - net										6,023
Other expenses - net										7,302
Taxes on income										(29,338)

Income after taxes on income										68,468
Share in profits of associated companies					6,491					6,491

Minority interests in losses of subsidiaries										1,971

Net income										76,930

Other data:
Segment assets	233,966	91,360	33,753	15,724	2,426	9,650	24,815	59,649		471,343

Investments in associated companies - presented by the equity method					31,501					31,501

Assets not allocated between the segments										28,872

T o t a l consolidated assets										531,716

Segment liabilities	209,025	40,478	16,989	12,742	32,011	3,218	4,873	361		319,697

Liabilities not allocated between the segments										27,826

T o t a l consolidated liabilities										347,523

Capital expenditure	4,791	1,089	4,317	722	2,057	95	379	15,950

Depreciation and amortization	2,964	1,495	1,652	223	123	1,217	1,003	3,004

* Segment date were restated in accordance with the requirements of accounting standard No. 11.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 - BUSINESS AND GEOGRAPHICAL SEGMENTS(continued):

b.	Geographical segments:

	1)	Revenues by geographical area:

Following are data regarding Group’s consolidated revenues by geographical area based on the location of customers:

	Year ended December 31

	2000	2001	2002

	Adjusted NIS

	In thousands

Israel	895,077	938,808	645,836
Europe	4,066	87,213	183,160
Other	16,925	4,371	78,534

	916,068	1,030,392	907,530

2)	Assets and additions to fixed assets and intangible assets by geographical area

Following are data reflecting the carrying value of segment assets and additions to fixed assets and intangible assets by geographical area in which the assets are located:

	Carrying value of segment assets

	December 31

	2000	2001	2002

	Adjusted NIS

	In thousands

Israel	467,415	556,004	363,638
Europe	1,901	78,864	86,890
U.S.A.	2,027	5,498	147,929
Other	-	-	15,106

	471,343	640,366	613,563

	Additions to fixed assets and intangible assets

	Year ended December 31

	2000	2001	2002

	Adjusted NIS

	In thousands

Israel	29,295	19,898	121,094
Other	105	2,335	1,807

	29,400	22,233	122,901

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -	BUSINESS AND GEOGRAPHICAL SEGMENTS (continued):

	c.	Major customers

Revenuses to major customers that represent 10% or more of the Group’s revenues:

	Year ended December 31

	2000		2001		2002

	Adjusted NIS	% of turnover	Adjusted NIS	% of turnover	Adjusted NIS	% of turnover

	In thousands

Sales to major customers that represent more
than 10% of the Group’s turnover:
Customer A* - communications segment	577,415	43.3	279,913	27.16

Customer B - semi-conductors segment	62,204	12.8	204,813	19.88	114,030	12.56

Customer C - semi-conductors segment	89,265	14.8

		*	With respect to the termination of the agreement in 2002, with Customer A - D.B.S., see note 11a(1).

NOTE 19 -	LIABILITIES AND GUARANTEES SECURED BY PLEDGES:

a.

Specific pledges are registered on the vehicles of the Company and of some of the investee companies in favor of the leasing company, in accordance with the lease agreement. These vehicles are not registered in the names of the companies.

b.

All securities and deposits, of whatever type, that are and that shall be placed with certain banks and any other deposit in respect of and in relation to the securities and deposits of the Company and the investee companies, are pledged, under specific pledges, in favor of banks. The total amount of deposits and securities as of December 31, 2002 is adjusted NIS 89,306,000.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - LIABILITIES AND GUARANTEES SECURED BY PLEDGES(continued):

c.

Contractual rights in respect of real estate in Omer, on which Baran House is located, are pledged in favor of a certain bank as security for a loan.  As of balance sheet date, the loan was fully repaid, and the bank lifted the related pledge on march 10, 2003.

d.

A first-ranking fixed and floating charge in favor of a banks are registered on notes of E.O.D. that were placed with the banks and on all the notes that shall be placed with the banks from time to time.

e.

To secure its liabilities to banks, A.L.D. registered a specific charge on contractual rights relating to real estate and a building, a floating charge on all its production facilities, property, rights and other assets, share capital, goodwill, monies and notes, securities and insurance rights, a fixed charge on a bank account and a fixed charge on all the equipment, materials and property relating to a certain construction project.

f.

To secure its liabilities to banks, Nes-Pan registered a fixed charge on all its rights in real estate. The balance as of balance sheet date of a liability of Nes-Pan to a bank, which is secured by a pledge, is adjusted NIS 54,443,000. In addition, Nes-Pan registered a specific charge on certain amounts receivable, in order to secure its liability to a certain bank.

g.

To secure its liability to a certain banks, E.O.D. registered a fixed charge on its outstanding share capital and its goodwill, and a floating charge on its production facilities and its remaining assets. In addition, in order to secure its liabilities to the same banks, E.O.D. registered a specific charge on its engineering equipment and on the current and future insurance rights in respect thereof.

h.	A.A.B. Joint Venture “Nachshonim Project” pledged all its assets in favor of a bank, in order to secure the credit facilities.

i.	The balance of the pledged bank guarantees of the Company and of certain subsidiaries is adjusted NIS 85,539,000 as of December 31, 2002.

j.	A U.S. subsidiary has registered a pledge on a deposit in the amount of NIS 1,184,000 in favor of a U.S. bank in respect of a letter of credit received from the bank.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES

The Company prepares its financial statements in accordance with Israeli GAAP. As applicable to these financial statements, Israeli GAAP vary in certain important respects from U.S. GAAP and as allowed by Item 18 to Form 20-F, as described below:

	a.	Effect of inflation

In accordance with Israeli GAAP, the Company comprehensively includes the effect of the changes in the general purchasing power of Israeli currency in these financial statements, as described in note 1b. In view of the inflation in Israel, this is considered a more meaningful presentation than financial reporting based on historical cost. The adjustments to reflect the changes in the general purchasing power of Israeli currency have not been reversed in the reconciliation of Israeli GAAP to U.S. GAAP.

	b.	The Company’s reconciliation of net income and shareholders’ equity between Israeli GAAP and U.S. GAAP pursuant to the reconciliation requirements of Item 18 to Form 20-F are as follows:

	Year ended December 31

	2000	2001	2002	2002

	Adjusted NIS			Convenience translation into U.S. dollars

	In thousands (except per share data)

1) Net income:
As reported in these financial
statements, under Israeli GAAP	76,930	68,651	25,232	5,326
Effect of the treatment of the
following items under U.S. GAAP:
Restricted shares granted to Group’s employees
(see j1 below)	(8,274)	(11,403)	(8,883)	(1,875)
Restricted shares granted to non-employees (see j2
below)	(7,882)	(2,996)	(35)	(7)
Goodwill amortization (see k below)		146	2,432	513
Derivative instruments and embedded derivatives
(see l below)		224	(224)	(47)
Issuance of shares and capital notes
by a development stage subsidiary (see m below)	(408)	403	408	86
Inclusion of a proportionately consolidated company’s
data of a subsidiary (see n below)	21	(1,742)	1,112	235

Litigation settlement with YES (see p below)		(2,648)	1,459	308
Translation of subsidiaries financial statements (see o)		(208)	(80)	(17)
Potential dilution in the Company’s share holding in
associated companies as a result of convertible
securities issued by them (see q below)	179	(54)	(125)	(26)
Change in company’s ownership in A.L.D.
(see r.below)	(6,150)
Share in losses of an associated company (see w below)	*(233)	*(271)
Tax effect on the above U.S. GAAP adjustments	7,462	5,130	2,452	518
Income taxes with respect to:
Investments in associated and proportionately
consolidated companies (see s1 below)	(2,194)	362	431	91
Benefit related to employee and
non-employee stock based awards (see
s2 below)	(5,453)	(2,347)	(2,026)	(428)
Company’s share in Israeli - U.S. GAAP differences
relating to associated companies (see t below)	(396)	(543)	(391)	(82)

Net income under U.S. GAAP - carried forward	* 53,602	* 52,704	21,762	4,595

* Adjusted retroactively (see w, below).

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20-	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	Year ended December 31

	2000	2001	2002	2002

	Adjusted NIS			Convenience translation into U.S. dollars

	In thousands (except per share data)

Net income under U.S. GAAP - brought forward	53,602	52,704	21,762	4,595

Other comprehensive income:
Gain on issuance of shares and capital notes by a
development stage subsidiary (net of tax effect in
an amount of adjusted NIS 3,675,000)	6,543
Gain on issuance of shares by A.L.D (net of tax effect
in an amount of adjusted NIS 2,214,000)	3,936
Differences from translation of foreign
currency financial statements of
subsidiaries and a proportionately
consolidated company	(43)	864	1,291	272

Comprehensive income under U.S. GAAP	64,038	53,568	23,053	4,867

Earnings per share - under U.S. GAAP:
Basic	7.73	7.53	3.00	0.63

Diluted	7.30	6.97	2.80	0.59

	Number of shares (in thousands)

Weighted average number of shares
issued and outstanding - net of
Company’s shares held by subsidiaries
used in computation of basic earnings
per share	6,933	6,997	7,244	7,244
Add:
Restricted shares, net	408	568	515	515

Weighted average number of shares
used in computation of diluted
earnings per share	7,341	7,565	7,759	7,759

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	December 31

	2001	2002	2002

	Adjusted NIS		Convenience translation into U.S. dollars

	In thousands

2) Shareholders’ equity:
As reported in these financial statements,
under Israeli GAAP	219,860	247,434	52,234
Effect of the treatment of the following
items under U.S. GAAP:
Goodwill amortization (see k below)	146	2,578	544
Goodwill amount with respect to a subsidiary (see w below)		(504)	(106)
Derivative instruments and embedded
derivatives (see l below)	224
Issuance of shares and capital notes
by a development stage subsidiary (see m below)	10,217	10,625	2,243
Inclusion of a proportionately,
consolidated company’s data (see n below)	(985)	(66)	(14)
Litigation settlement with YES (see p below)	(2,648)	(1,189)	(251)
Goodwill translation of consolidated companies
(see o below)		1,494	315
Potential dilution in the Company’s
shareholding in associated
companies as a result of convertible
securities issued by them (see q below)	125
Investment in an associated company (see w below)*	(504)
Tax effect on the above U.S. GAAP adjustments	(2,568)	(3,012)	(636)
Income tax with respect to investments
in associated and proportionately
consolidated companies (see s1 below)	(2,317)	(1,886)	(398)
Tax effect related to employee and non-employee stock
based awards (see s2 below)	14,003	14,512	3,063
Company’s share in Israeli - U.S.
GAAP differences relating
to associated companies (see t below)	(1,445)	(1,836)	(387)

Shareholders’ equity under U.S. GAAP	*234,108	268,151	56,607

* Adjusted retroactively (see-w below).

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	c.	Proportionate consolidation

Under Israeli GAAP, joint ventures and jointly controlled companies are accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in joint ventures and in jointly controlled companies are accounted for by the equity method. Proportionate consolidation, however, is permitted by the reconciliation requirements of item 18 to Form 20-F, provided that the joint ventures or the jointly controlled companies are operating entities, the significant financial and operating policies of which are, by contractual agreement, jointly controlled by all parties having an equity interest in these entities, and provided that summarized financial data are given. These data are presented in note 2d.

	d.	Earnings per share (EPS)

Israeli GAAP relating to computation of EPS are described in note 1p.

As applicable to the Company, the main difference between Israeli GAAP and U.S. GAAP methods of EPS computation is that the Company’s restricted non-vested contingent returnable shares taken into account in the computation of basic EPS in Israel, whereas in the United States, in computing basic EPS, only the weighted average number of Company’s unrestricted shares actually outstanding in the reported year is taken into account, and restricted shares are included in the computation of diluted EPS. Another difference is that under U.S. GAAP separate presentation of basic and diluted EPS is required as long as they are not identical, while, under Israeli GAAP, such separate presentation is only required if the difference between basic and diluted EPS is in excess of 5%.

	e.	Reporting comprehensive income

U.S. GAAP require reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise during a period from transactions and other events from non-owner sources (i.e. all changes in equity except those resulting from investments by owners and distributions to owners). With respect to the Company, in addition to net income, other comprehensive income represents gain on issuance of shares and capital notes by a development stage subsidiary gain on issuance of shares by an associated company and differences from translation of foreign currency financial statements of subsidiaries and a proportionately consolidated company (see also l, n and o below). Israeli GAAP does not contain such a requirement.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	f.	Segment reporting

Under Israeli GAAP, as noted in note 18, the Company reports segment information based on its “business segments”. Business segment is defined as a distinguishable component of an enterprise that is engaged in providing an individual product or service or group of related products and services and that is subject to risks and returns that are different from those of other business segments.  Accordingly, and as presented in the Company’s Israeli GAAP financial statements, the Company’s business segments, as of 2002, are based on eight business activities which are comprised of its six operating divisions, plus the separation of its technology division into three business segments: technology, marketing and recycling of food products the building for lease.

According to U.S. GAAP, under FAS 131, segment reporting is based on “Operating Segments”. Operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, has its operating results regularly reviewed by the enterprise’s chief operating decision maker, and for which discrete financial information is available. This concept, the “management approach”, corresponds with the Company’s internal reporting. Accordingly, under FAS 131, the Company’s operating segment for 2002 are based only on its six operating divisions (hence, the technology, the marketing and recycling of food products are, and building for lease considered as one operating segment).

	g.	Income statement presentation

Under Israeli GAAP, the Company included capital gains on sale of fixed assets aggregating adjusted NIS 80,000, adjusted NIS 80,000 and adjusted NIS 1,657,000 for the years ended December 31, 2000, 2001 and 2002, respectively, under “other income (expenses) - net”, in the consolidated income statements for these years.

Under U.S. GAAP, such expenses are included in “operating income”.

Consequently, the operating income under U.S. GAAP would be as follows:

	Year ended December 31

	2000	2001	2002

	Adjusted NIS in thousands

Operating income, as reported
Under Israeli GAAP	84,481	108,267	55,666
Effect of reclassification of capital gains
under U.S. GAAP	80	80	1,657

Operating income under U.S. GAAP	84,561	108,347	57,323

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

h.	Statements of cash flows

1.

Under Israeli GAAP, cash flows relating to investments in, and proceeds from the sale of marketable securities classified as trading securities, are classified as investing activities in the statements of cash flows, while under U.S. GAAP, these items should be classified as operating activities. Consequently, the operating activities and investing activities under U.S. GAAP would be as follows:

	Year ended December 31

	2000	2001	2002

	Adjusted NIS

	In thousands

Net cash provided by (used in)
operating activities	65,338	155,181	(239,917)

Net cash used in investing activities	(24,732)	(34,992)	(29,116)

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	2.	The company presents its cash flow information, under Israeli GAAP, exclusive of the effects of inflation.

The information to be included under US GAAP, as described above, for the years ended December 31, 2000, 2001 and 2002 is presented below:

	2000	2001	2002

	Adjusted NIS

	(In thousands)

Net cash provided by (used in) operating activities	62,545	196,996	(118,991)
Net cash used in investing activities	(21,939)	(35,387)	(114,562)
Net cash provided by (used in) financing activities	(24,541)	2,546	138,351
Effect of inflation on cash and cash equivalent		(41,420)	(34,623)

Translation differences on cash balances of
Subsidiaries operating independently		(10)	100
Increase (decrease) in cash and cash equivalents	16,065	122,725	(130,781)

Balance of cash and cash equivalents at beginning
Of year	83,999	100,064	222,789

Balance of cash and cash equivalents at end of year	100,064	222,789	92,008

i.	Liability for employee rights upon retirement, net of amount funded

Under Israeli GAAP, amounts funded with severance pay funds and managerial insurance policies are deducted from the related severance pay liability. In addition, under Israeli GAAP, the income from such funds is offset against severance pay expenses.

Under U.S. GAAP, the amounts funded as above should be presented as a long-term investment included among the Company’s assets. Also, under U.S. GAAP income from severance pay funds and severance pay expenses are presented at their gross amounts (see also note 10d-f).

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	j.	Restricted shares granted to employees and non-employees of the Group:

		1)	Restricted shares granted to the Group employees

Under Israeli GAAP, the Company has not recognized any compensation charge for its employee restricted share awards.

Under U.S. GAAP, as permitted by FAS 123 “Accounting for Stock Based Compensation”, as amended by FAS 148, the Company accounts for the awards using the accounting treatment prescribed by Accounting Principle Board Opinion No. 25-”Accounting for Stock Issued to Employees” (APB 25), i.e. using the intrinsic-value-based method of accounting. The restricted shares value was determined based on the market price of the Company shares on the date of grant, and was recorded as unearned compensation, which is being amortized ratably over the applicable restricted share vesting period.

In addition, under Israeli GAAP, dividends paid with respect to such restricted shares are credited to retained earnings (i.e. identical to the treatment of dividends with respect to ordinary shares), while under U.S. GAAP, such dividends are charged to income as part of the compensation expenses relating to the awards.

Compensation expenses relating to such awards granted to employees for the year ended 2000, 2001 and 2002 were approximately adjusted NIS 8,274,000, adjusted NIS 11,403,000 and adjusted NIS 8,883,000, respectively. Since the Company’s awards are in a form of restricted shares, compensation expenses calculated under the intrinsic value method are also reflecting compensation expenses using the fair value method. Accordingly, no pro forma information, as prescribed by FAS 123, has been given in these financial statements.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	2)	Restricted shares granted to non-employees

Under Israeli GAAP, the Company has not recognized any compensation charge for restricted shares granted to non-employees.

Under U.S. GAAP, the Company is required to measure compensation expense with respect to such awards granted to non-employees based on the fair value model, under the provisions of FAS 123 and EITF 96-18 (“Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”).

In addition, under Israeli GAAP, dividends paid with respect to such restricted shares are credited to retained earnings (i.e. identical to the treatment of dividends with respect to ordinary shares), which under U.S. GAAP, such dividends are charged to income as part of the compensation expenses relating to the awards.

Compensation expenses relating to such awards granted to non-employees were adjusted NIS 7,882,000, which relate to related parties, adjusted NIS 2,996,000 (including 2,948,000) which relate to related parties, and adjusted NIS 35,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

	k.	Goodwill and other intangible assets

Under Israeli GAAP, goodwill arising from business combinations accounted for by the purchase method, is generally amortized in equal annual installment over a period of 10 years.

Under U.S. GAAP, the Company adopted FAS 141 (“Business Combinations”) and FAS 142 (“Goodwill and Other Intangible Assets”) for business combinations initiated after June 30, 2001 and as of January 1, 2002 for goodwill and other intangible assets for business combinations initiated previously.

Among the most significant changes made by FAS 142, as applicable to the Company: goodwill (resulting from acquisition of subsidiaries and associated companies) is no longer to be amortized and is to be tested for impairment at least annually.

Prior to January 1, 2002 (except with respect to business combinations initiated after June 30, 2001) goodwill was amortized on a straight-line basis over a period of 10 years.

The Company identified its various reporting units which consist of its operating segments (see also f above). The Company has utilized expected future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed as of the date of adoption.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

As a result of the transitional impairment test, the Company does not have to record a cumulative effect of accounting change for the estimated impairment of goodwill. The Company has selected December 31 of each year as the date on which it will perform its annual goodwill impairment test. No impairment resulted from the annual review performed in 2002.

Hereafter additional disclosures required by FAS 142, under U.S. GAAP:

	a.	The changes in the carrying value of goodwill for the year ended December 31, 2002, are as follows:

	Communications segment	Technology segment	Total

	Adjusted NIS, in thousands

Balance as of January 1, 2002	5,272		5,272
Additional amount paid,
carried to goodwill (see
note 2b(2)) 2a(1), 2a2	93,835	2,220	96,055
Differences from translation of
foreign currency financial
statements of subsidiaries
(see also o below)	1,494		1,494

Balance as of December 31, 2002	100,601	2,220	102,821

b.

The following table illustrates the Company’s adjusted results, under U.S. GAAP, adjusted to eliminate the effect of goodwill amortization expense, including goodwill with respect to an associated company accounted for by the equity method:

	Year ended December 31

	2000	2001	2002

	Adjusted NIS, in thousands

Net income - under U.S. GAAP	53,602	52,704	21,762
Add back:
Goodwill amortization	21	67
Goodwill amortization
included in share of profits
of associated company	589	380

Net income under U.S. GAAP as
adjusted	54,212	53,151	21,762

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	Year ended December 31

	2000	2001	2002

	Adjusted NIS, in thousands

Earnings per share - under U.S. GAAP:
Basic - as reported	7.73	7.53	3.00
Add back:
Goodwill amortization	*	0.01
Goodwill amortization included in
share of profits of associated
company	0.08	0.05

Basic - adjusted	7.81	7.61	3.00

Diluted - as reported	7.31	6.97	2.82
Add back:
Goodwill amortization	*	0.01
Goodwill amortization included in
share of profits of associated
company	0.08	0.05

Diluted - adjusted	7.41	7.03	2.82

* less then 0.01.

c.	Estimated amortization expenses of other intangible assets (see also note 7), for the years following December 31, 2002, are as follows:

Adjusted NIS

In thousands

Year ended December 31:
2003	2,545
2004	2,545
2005	1,027

l.	Derivative instruments and embedded derivatives

Under U.S. GAAP, as of January 1, 2002, the Group applied FAS 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by FAS 137 and FAS 138. Under the provisions of FAS 133, the Group’s derivative instruments do not qualify for hedge accounting.

In addition, under U.S. GAAP, certain contracts contain embedded derivatives instruments. Such embedded derivatives are separated under U.S. GAAP from the host contracts and accounted for as derivative instruments pursuant to FAS 133. Israeli GAAP does not contain such separation and measurement requirements. At December 31, 2002, the Company does not have any embedded derivates outstanding.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	m.	Issuance of shares and capital notes by a development stage subsidiary (Mobipower - formerly TPS)

Mobipower is mainly financed by funds from all of its shareholders, through capital notes. These capital notes are linked to the Israeli CPI and bear 4% annual interest. No repayment date exists with respect to such notes. Under the terms of the agreement of the capital notes any repayment of amounts related to the capital note arrangements, including adjustments for CPI and interest, requires a majority shareholder vote and is required to be paid pro rata in proportion to the existing shareholders’ common stock interests at time of repayment. Accordingly, repayment of the capital notes and any interest is at the sole discretion of Baran, the majority owner.

Under Israeli GAAP, total proceeds from such issuance were allocated to the shares issued based on the par value, while the balance was allocated to the capital notes. Interest expense was recorded with respect to such notes. Under U.S. GAAP, due to the capital notes terms and conditions, as described above, the total proceeds from the issuance of shares and capital notes are reflected as minority interests in Baran Group’s consolidated financial statements. Accordingly, interest expenses and credits to minority interest recorded under Israeli GAAP must be reversed for U.S. GAAP purposes.

In addition, under Israeli GAAP, an investor gain resulting from share issuance made by a development stage investee, is deferred and recognized in income over a period of 3 years or in an amount equal to the investor’s share in the investee losses, based on the higher amount, on a cumulative basis. Under U.S. GAAP, according to Staff Accounting Bulletin (SAB) Topic 5H, the entire gain is credited in Baran Group consolidated financial statements directly to capital surplus at the said transaction date.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

Based on the above, hereunder is a table which summarizes the effects of Mobipower’s transactions relating to the issuance of shares and capital notes in 2000 as described in note 2f and note 9 on the Company’s consolidated financial statements under Israeli GAAP and U.S. GAAP:

	Year ended December 31

	2000	2001	2002

	Adjusted NIS

	In thousands

Income statement data:
As reported under Israeli GAAP:
Financial income (expenses), net	6,023	7,965	(17,454)

Other income (expenses), net	7,302	(4,023)	1,056

Taxes on income	29,338	45,351	17,279

Minority interests in losses of
subsidiaries, net	1,971	585	2,183

Under U.S. GAAP:
Financial income (expenses), net	6,491	8,684	(16,707)

Other income (expenses), net	6,633	(4,023)	1,056

Taxes on income	29,098	45,351	17,279

Minority interests in losses of
subsidiaries, net	1,764	269	1,844

Difference between Israeli and U.S. GAAP:
Increase in financial income, net from
reversal of interest expense	467	719	747
Reduction in other income (expense) from
reversal of SAB 51 gain	(669)
Reduction in minority interest in losses
of subsidiaries, net	(206)	(316)	(339)

Adjustment “m” reflected in U.S. GAAP
reconciliation	(408)	403	408

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	Year ended December 31

	2001	2002

	Adjusted NIS

	In thousands

Balance sheet data:
As reported under Israeli GAAP:
Capital notes issued to minority
shareholders of a subsidiary	18,690	19,436
Minority’s share in Mobipower’s capital
deficiency	(4,691)	(8,278)

Capital notes issued to minority
shareholders of a subsidiary, net	13,999	11,158

Shareholders’ equity:
Capital surplus	55,095	72,197

Retained earnings	154,014	165,900

Under U.S. GAAP:
Capital notes issued to minority
shareholders of a subsidiary	-	-

Minority’s share in Mobipower’s equity
(capital deficiency)	3,284	538

Shareholders’ equity:
Capital surplus	61,638	78,741

Retained earnings	154,249	166,543

Difference between Israeli and U.S. GAAP in
shareholders’ equity:
Adjustment “m” reflected in U.S. GAAP
adjustments	10,217	10,625
Included in tax effect of U.S. GAAP
adjustments	(3,438)	(3,438)

	6,778	7,187

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	n.	Inclusion of data for a proportionately consolidated company (Meissner Baran)

Under Israeli GAAP, the financial data of Meissner-Baran, included by the proportionate consolidation method in the Company’s consolidated financial statements, is based on Meissner-Baran’s financial statements prepared in adjusted NIS, under the provisions of Opinion No. 36 of the Israeli Institute.

Under U.S. GAAP, according to the provisions of FAS 52 the functional currency of Meissner-Baran is the U.S. dollar. Accordingly, the financial data of Meissner Baran included in the Company’s consolidated financial statements, for U.S. GAAP purposes, are remeasured from local currency (NIS) into its functional currency (U.S. dollar) using historical exchange rates.

Following are data pertaining to Meissner Baran, based upon the Company’s percentage of holding, as presented in the Company’s consolidated financial statements and the respective remeasured data under U.S. GAAP:

	December 31

	2001	2002

	Adjusted NIS

	In thousands

Balance sheet data:
As reported under Israeli GAAP:
Current assets	155,758	47,827
Fixed assets, net	2,180	989
Deferred income taxes	157	142

T o t a l assets	158,095	48,958

Current liabilities	142,453	38,012
Long-term liabilities	439	395

T o t a l liabilities	142,892	38,407

Under U.S. GAAP:
Current assets	153,263	47,827
Fixed assets, net	2,289	923
Deferred income taxes	748	914

T o t a l assets	156,300	49,664

Current liabilities	141,056	38,012
Long-term liabilities	1,026	1,167

T o t a l liabilities	142,082	39,179

Shareholders’ equity:
Israeli GAAP	15,203	10,551
U.S. GAAP	14,218	10,485

Adjustment (n)	(985)	(66)

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	Year ended December 31

	2000	2001	2002

	Adjusted NIS

	In thousands

Statement of income data:
As reported under Israeli GAAP:
Total revenues	89,943	288,570	116,357

Gross profit	11,687	39,794	15,032

Income before taxes on income	9,323	37,042	11,513

Net income	5,906	23,484	9,552

Under U.S. GAAP:
Total revenues	90,515	279,968	119,747

Gross profit	11,687	41,158	17,308

Income before taxes on income	9,373	35,315	12,587

Net income	5,927	21,742	10,664

Difference between Israeli and
U.S. GAAP	21	(1,742)	1,112

Adjustment “n” reflected in
U.S. GAAP reconciliation	21	(1,742)	1,112

o.	Translation of subsidiaries financial statements

Under Israeli GAAP, balance sheet and income statement items, of investee companies whose functional currency is other than NIS, are translated by using the exchange rate at balance sheet date. Under U.S. GAAP, balance sheet items are translated using the exchange rate at balance sheet date, while income statement items are translated using the exchange rate at the dates on which these elements are recognized or the weighted average exchange rate for the period.

Goodwill allocated to investee companies whose functional currency is other than NIS is translated, under Israeli GAAP, by using the exchange rate at acquisition date, while under U.S. GAAP, goodwill is translated using the exchange rate at each balance sheet date.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	p.	Litigation settlement with D.B.S. Satellite Services (1988) Ltd. (“YES”) (see also note 11(a)(1))

As the result of a court settlement in February 2002, it was agreed between the Company and YES that YES would be required to pay the Company an amount of adjusted NIS 59,105,000, in installments through 2004, which was equal to the original amount of accounts receivable recorded by the Company in the normal course of business, which previously was due immediately. Such amounts have repayment terms in March 2002, 2003 and 2004 and are included adjusted for inflation.
Under Israeli GAAP, above long-term accounts receivable are recorded at the original amount (on an undiscounted basis).

Under U.S. GAAP, in light of the above litigation settlement, the Company adjusted its December 31, 2002 accounts receivable recorded in the normal course of business, to its estimated fair value in accordance with APB 21, using a discount rate of 4%, resulting in recognition of a discount to the original accounts receivable of NIS 2,648,000 and an expense in the same amount. The Company recognizes this discount in income over the repayment period (through December 31, 2004). The resulting income recorded during the year 2002 was adjusted NIS 1,459,000.

	q.	Potential dilution in the Company’s shareholding in associated companies as a result of convertible securities issued by them

According to Israeli GAAP, under the provisions of Opinion 48 of the Israeli Institute, an investor company is required to create a provision for losses, which it may incur from the dilution of its holding in associated companies, when the likelihood of the exercise of the exercisable securities is probable. Under U.S. GAAP, such loss is recognized on the exercise date.

	r.	Change in Company’s ownership in A.L.D., resulting from additional equity raised by A.L.D. and subsequent repurchase of A.L.D. shares made by the Company

Under Israeli GAAP, the Company accounts for the decrease in its share holding in an investee and the subsequent purchases of its shares, within one year, as separate transactions. Accordingly, under Israeli GAAP, as described in note 2c, the Company recognized in 2000 a capital gain in an amount of adjusted NIS 6,150,000, resulting from the decrease in its share holding in A.L.D., and the related tax effect, in an amount of adjusted NIS 2,214,000.

According to the U.S. Securities and Exchange Commission (“SEC”), Staff Accounting Bulletin (SAB) Topic 5H gain recognition is not appropriate in situations where subsequent capital transactions are contemplated that raise concerns about the likelihood of the registrant realizing that gain, such as, where reacquisition of shares is contemplated at the time of issuance. Under SAB Topic 5H, repurchases of shares within one year of issuance will be presumed by the SEC staff to have been contemplated at the date of issuance. Accordingly, under U.S. GAAP, the Company accounted for its net decrease in A.L.D.’s shareholding as an equity transaction and recognized adjusted NIS 3,936,000 (net of the related tax effect in an amount of adjusted NIS 2,214,000), as an addition to capital surplus in its shareholders’ equity.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	s.	Income taxes:

		1)	Taxes with respect to investments in associated and proportionately consolidated companies

As noted in note 1j(2), according to Israeli GAAP, taxes which would apply in the event of disposal of investments in the above mentioned companies have not been provided for, as it is the Company’s policy to hold these investments, not to realize them. Under U.S. GAAP, there is no such an exemption for domestic equity investees’, and the Company needs to provide for deferred taxes with respect to the differences between the amounts of the investments in these companies presented in the financial statements and those taken into account for tax purposes.

		2)	Tax benefit related to employee and non-employee stock based awards.

Under Israeli GAAP, the tax benefit resulting from the employee and non-employee sale of restricted stock is recognized in the statement of income as a reduction of income tax expense. Under U.S. GAAP, the Company recognized deferred tax assets and the related tax benefit for the recorded compensation cost that ordinarily results in a future tax deduction. Any aditional benefit actually realized is credited directly to capital surplus.

As of December 31,2001 and 2002, deferred tax assets recorded in the amount of adjusted NIS 14,003,000 and adjusted NIS 14,512,000, respectively, exist with respect to this U.S.GAAP difference.

	t.	Company’s share in Israeli - U.S. GAAP differences relating to associated companies

Following is a reconciliation of the Company’s share in profits of its associated companies as reported under Israeli GAAP, to its share in such profits under U.S. GAAP:

	Year ended December 31

	2000	2001	2002

	Adjusted NIS

	In thousands

Share in profits of associated
companies, net, as reported under
Israeli GAAP	6,491	1,208	1,060
Effect of the treatment of the
following items under U.S. GAAP:
Employee stock based awards	(484)	(397)	(587)
Issuance of shares by a
development stage subsidiary	(26)	(89)	(100)
Goodwill amortization			130
Tax effect in respect of Israeli -
U.S. GAAP differences	114	122	105
Other		(179)	61

Share in profits of associated
companies, net, under U.S. GAAP	6,095	665	669

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	u.	Recognition of profits on building contractual work

Under Israeli GAAP, profits from contractual work involving the construction of buildings is recognized by the percentage of completion method if the state of completion has reached at least 25% and certain other conditions are met.

Under U.S. GAAP, a completion rate of 25% is not required in order to commence recognition of such profits, although it is necessary to have the ability to make reliable estimates regarding the stage of completion revenues and costs.

No quantifiable U.S. GAAP difference exists as of and for the years ended December 31, 2000, 2001 and 2002 related to this potential U.S. GAAP difference.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	v.	Investment in subsidiary of an acquired company designated for sale

As stated in note 2a(1), as of the acquisition date of o2 - November 14, 2002 - a subsidiary of o2 was designated as held for sale.

Under Israeli GAAP, consolidation of a temporarily controlled subsidiary is prohibited. Therefore, the consolidated financial statements do not include the assets and liabilities or the results of operations of the acquired subsidiary held for sale. Rather, this subsidiary is presented in the balance sheet at its fair value, less cost to sale, in one line item “investment in subsidiary designated for sale”, among accounts receivable.

Under U.S. GAAP, according to the provisions of FAS 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) a newly acquired subsidiary to be disposed of by sale, shall be established based on its fair value less cost to sale at the acquisition date (as under Israeli GAAP); nevertheless, under US GAAP, such subsidiary needs to be consolidated in the consolidated financial statements. The assets and liabilities of the subsidiary to be disposed of shall be presented separately in the asset and liability sections, respectively, in the consolidated balance sheet. Following are the major classes of assets and liabilities of the said subsidiary, classified as held for sale:

Adjusted NIS in thousands

Assets:
Current assets	12,545

Current liabilities	7,992

Net amount as presented in the balance
sheet under Israeli GAAP	4,553

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	w.	Change from the cost method of accounting to the consolidation method

In November 2000 the Company invested in Mobipower B.V. adjusted NIS 504,000 in shares, representing 10 % of Mobipower B.V.’s outstanding shares. Through October  31, 2002, the Company accounted for this investment under the cost method.  Commencing October 2002, as a result of the acquisition of a further 90% of the share capital of Mobipower B.V., in consideration of adjusted NIS 2,220,000 in cash and adjusted NIS 504,000 in loans, the Company changed its method of accounting for this investment from the cost method to the  consolidation method.

Under U.S. GAAP, a change from the cost method to the consolidation method requires adjustment of the financial statement retroactively in order to apply the equity method to the prior cost basis investment (i.e. the 10% share investment) while under Israeli GAAP such adjustment is not accepted.

As of October 31, 2002, prior to the additional acquisition, after retroactive application of the equity method, the balance as December 2002 of the 10% investment in Mobipower B.V. stands at zero. Under Israeli GAAP the balance of the investment representing its cost basis amounting adjusted  NIS 504,000. In addition  under U.S. GAAP  the balance of the goodwill at December 31, 2002 with respect to Mobipower is adjusted NIS 2,220,000, while under Israeli GAAP is adjusted NIS 2,679,000.

The U.S. GAAP consolidated financial statements for the years 2001 and 2000 have been adjusted retroactively to reflect the adoption of the equity method.
The effect of such adjustments on the consolidated financial statements, under U.S. GAAP, is as follows:

	As previously reported	Effect of restatement	As reported in these financial statements

	Adjusted NIS in thousands

1) The effect on the balance sheet at
December 31, 2001 under U.S. GAAP:
Investments in associated companies	25,901	-	25,901

Other investments, loans and a long-term	41,723	(504)	41,219

receivable Shareholders’ equity	234,612	(504)	234,108

2) The effect on the statements of operations
in the year ended December 31, 2001:
Share in gains of associated companies	665	(271)	394

Net income	52,975	(271)	52,704

EPS:
Basic	7.58	(0.04)	7.53

Diluted	7.01	(0.04)	6.97

3) The effect on the statements of income
in the year ended December 31, 2000:
Share in gains of associated companies	6,095	(233)	5,862

Net income	53,835	(233)	53,602

EPS:
Basic	7.76	(0.03)	7.73

Diluted	7.34	(0.03)	7.31

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	x.	Pro forma financial information:

1)

The following unaudited pro forma data summarizes the results of operations for the period indicated as if the o2 and Mobipower new B.V acquisitions had been completed as of the beginning of the periods presented. The unaudited pro forma data gives effect to actual operating results prior to the November 14, 2002 and October 30, 2002 acquisitions, respectively adjusted to include the pro forma effect of adjustments, including amortization of intangibles, deferred stock compensation costs, and the tax effects of the pro forma adjustments. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the periods presented or that may be obaained in the future (in thousands, except per share data):

	Year ended December 31

	2001	2002

	Adjusted NIS

	In thousands

	(except per share date)

	(unaudited)

Revenues	1,549,120	1,114,141

Net loss for the year:
Net loss from continuing operations	(25,286)	(140,888)
Net loss from discontinuing operations	(1,760)	(15,041)

Net loss for the year	(27,046)	(155,929)

Loss per share :
Continuing operations – basic and diluted	(3.39)	(18.44)
Discontinuing operations – basic and diluted	(0.24)	(1.97)

Loss per share – basic and diluted	(3.63)	(20.41)

Weighted average numbers of shares issued and
Outstanding-net of company’s shares held by
Subsidiaries used in computation of basic earning
Per share	7,452	7,640

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

2)

The following unaudited pro forma data summarizes the results of operations for the period indicated as if the LEAD and Westmontage acquisitions had been completed as of the beginning of the periods presented. The unaudited pro forma data gives effect to actual operating results prior to the October 1, 2001 and September 30, 2001 acquisitions, adjusted to include the pro forma effect of adjustments, including amortization of intangibles, deferred stock compensation costs, and the tax effects of the pro forma adjustments. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the periods presented or that may be obtained in the future (in thousands, except per share data):

	Year ended December 31

	2000	2001

	Adjusted NIS

	(except per share date)

	(unaudited)

Revenues	991,717	1,060,557

Net income for the year	78,445	70,427

Earnings per share – basic	11.31	10.07

Earnings per share – diluted	10.69	9.31

Weighted average numbers of shares issued and
outstanding-net of company’s shares held by
subsidiaries used in computation of basic earning
per share	6,933	6,997

Weighted average numbers of shares used in
computation of diluted earning per share	7,341	7,565

y.	Recently issued accounting pronouncement in the United States of America:

	1)	FAS 143

In July 2001, the FASB issued FAS 143, “Accounting for Asset Retirement Obligations”. FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company). The Company does not believe that the adoption of FAS 143 will have any material effect on its consolidated financial statements.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	2)	FAS 145

In May 2002, the FASB issued FAS 145, “Revision of FAS Nos. 4, 44 and 64, Amendment of FAS 13 and Technical Corrections as of April 2002”. FAS 145 is effective for fiscal periods beginning after May 15, 2002 (as applicable to the Company, January 1, 2003). The Company does not believe that the adoption of FAS 145 will have any material effect on its consolidated financial statements.

	3)	FAS 146

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“FAS 146”).  FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”.  FAS 146 required that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred.  Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan.  FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability.  Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3.  It also establishes that fair value is the objective for initial measurement of the liability.  FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

The Company does not expect the adoption of FAS 146 to have a material effect on its consolidated financial statements.

	4)	FAS 148

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123”.  FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002.

The Company has elected to continue accounting for employee stock-based compensation in accordance with APB 25 and related interpretations.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	5)	FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. Disclosures required under FIN 45 are already included in these financial statements. However, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

The Company does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

	6)	FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46  “Consolidation of Variable Interest Entities” (“FIN 46”). Under this FIN, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities  (VIE) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements.

The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003, the FIN shall apply immediately; for variable interests in variable interest entities created before that date, the FIN shall apply – for public entities - as of the beginning of the first interim or annual reporting period beginning after June 15, 2003.

The Company does not expect the adoption of this FIN to have a material effect on its consolidated financial statements.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APPENDIX I

Details of subsidiaries, proportionately consolidated companies, proportionately consolidated joint ventures and associated companies as of December 31, 2002:

Name of company	Percentage shareholding

Subsidiaries:
Baran Projects Construction Ltd. (hereafter - Baran Construction)	100
Baran Inbar Projects (1987) Ltd. (hereafter - Inbar Projects) – 99% owned
directly and 1% owned through Baran Construction	100
Baran Advanced Technologies (1986) Ltd. (hereafter - Baran Technologies)	100
Baran Technology Products Management and Marketing Ltd. (hereafter - Baran	100
Management)
Baran Industries (91) Ltd. (hereafter - Baran Industries)	100
Baran International Energies Ltd. (hereafter - Baran Energies)	100
Baran – Raviv Telecom Ltd. (hereafter - Baran Raviv) – 50.1% owned directly
and 49.9% owned through Baran Construction	100
Baran Infrastructure and Construction Ltd. (hereafter - Baran Infrastructure)	100
Baran Engineering and Projects (1983) Ltd. (hereafter - Baran Engineering)
(formerly – Baran Petrochemical Engineering Ltd.)	100
Enco Systems Projects (1997) Ltd. (hereafter - Enco) - through Baran Industries	100
A. Etzion Consultants and Engineers Ltd. (hereafter - A. Etzion) - through Enco	100
Mobipower Ltd. (former TPS)	63.64
Mobipower B.V. - through Mobipower Ltd.	95
B & W Projects Inc. (hereafter - B&W)	100
BMEC Limited - through B&W	100
Barantec Inc. (hereafter - Barantec) - through Baran Technologies	100
Notev Management and Operation Ltd. (hereafter - Notev)	100
H.A.J.I. Ltd. (hereafter - H.A.J.I.) - through Baran Energies	100
Industrial Centers E.O.D. Ltd. (hereafter - E.O.D.) - through Baran Energies	50 (1)
Baran Group B.V. (hereafter - Group B.V.) - through Baran Group	100
Baran Raviv (Netherlands) International B.V. (hereafter – Baran Raviv B.V.) -
through Baran Raviv	100
Baran Raviv GmbH - through Baran Raviv B.V.	100
LEAD Control Ltd.	50.1
Westmontage GmbH (hereafter - Westmontage) - through Group B.V.	55
Baran Raviv Telecom (Thailand) Limited - through Group B.V.	100
Baran Telecom Inc.	100
Proportionately Consolidated Companies:
Nejeva Holding B.V – through Group B.V.	50
Nes-Pan Ltd. (hereafter - Nes-Pan) - through Baran Management	50
A.R. - A.D.I.R. Constructions Ltd. (hereafter - A.R. - A.D.I.R.)	50
Meissner Baran Ltd. (hereafter - Meissner Baran) - through Baran Industries	46. 5 (2)
Baran Mer International Telecommunications, Technology, Industry and Trade Ltd.
(hereafter - Baran Mer) - through Baran Raviv	50
Green Anchors Ltd. - through Nas Pan	25
Proportionately Consolidated Joint Ventues:
A.A.B. Joint Venture “Nachshonim Project” (hereafter - Nachshonim)	33.33
Joint Venture Dagan Areas (hereafter - Dagan Areas)	25
Associated Companies:
Tefen Industrial Engineering and System Analysis Ltd. (hereafter - Tefen) - through
Baran Industries	31.19
A.L.D. - Advanced Logistics Developments Ltd. (hereafter - A.L.D.)	55.32 (3)
(1) Percentage of control – 60%.
(2) Percentage of control – 50%.
(3) Percentage of control – 33.3%

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APPENDIX II

SCHEDULE - VALUATION AND QUALIFYING ACCOUNTS

	Three years ended December 31, 2002

Column A	Column B	Column C	Column D	Column E	Column F

	Balance at beginning of year	Additions in respect of companies consolidated for the first time	Additions charged to cost and expense	Deductions from reserves	Balance at end of period

Description
Allowance for doubtful accounts:
Adjusted NIS (in thousands):
Year ended December 31, 2000	136	38	136		310

Year ended December 31, 2001	310	2,418		(122)	2,609

Year ended December 31, 2002	2,606	7,323		(2,154)	7,775

Valuation allowance for deferred tax
assets:
Adjusted NIS (in thousands):
Year ended December 31, 2000	(4,343)		(1,094)		(5,437)

Year ended December 31, 2001	(5,437)		(5,782)		(11,219)

Year ended December 31, 2002	(11,219)		(1,489)		(12,708)

Warranty provision
Adjusted NIS (in thousands):
Year ended December 31, 2000	16,417		5,634		22,051

Year ended December 31, 2001	22,051			(470)	21,581

Year ended December 31, 2002	21,581	(263)	1,840	(12,193)	10,965

Brightman Almgor
1 Azrieli Center
Tel Aviv 67021
P.O.B. 16593, Tel Aviv 61164
Israel

Tel: +972 (3)6085555
Fax: +972 (3)609 4022
Info@deloitte.co.il
www.deloitte.co.il

Independent Auditor’s Report
To The Shareholders of
Meissner-Baran Ltd.

We have the accompanying balance sheets of Meissner-Baran Ltd. (“the Company”) as of December 31, 2002 and 2001 and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America, and in Israel, including those prescribed by the Israeli Auditors’ regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation, we believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all respects, the financial position of the Company as of December 31, 2002 and 2001 and results of its operations, its changes in shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel. Accounting principles generally accepted in Israel vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the results of operations of each three years in the period ended December 31, 2002 and determination os shareholders’ equity and financial position as of December 31, 2002 and 2001, to the extent summarized in Note 18.

As explained in Note 2b, the aforementioned financial statements are presents in values adjusted for changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of certified Public Accountants in Israel.

s / Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
March 13, 2003

Brightman Almgor
1 Azrieli Center
Tel Aviv 67021
P.O.B. 16593, Tel Aviv 61164
Israel

Tel: +972 (3)6085555
Fax: +972 (3)609 4022
Info@deloitte.co.il
www.deloitte.co.il

Independent Auditor’s Report
To The Joint Venture of
A.A.B JOINT VENTURE – ABB SUSA / A. Arenson/ Baran Group

We have the accompanying balance sheets of A.A.B JOINT VENTURE – ABB SUSA / A. Arenson/ Baran Group (the “Joint Venture”) as of December 31, 2002 and 2001 and the related statements of operations and cash flows for each of the year ended December 31, 2002 and for the period from inception (April 5, 2001) to December 31, 2001. These financial statements are the responsibility of the Joint Venture’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America, and in Israel, including those prescribed by the Israeli Auditors’ regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation, we believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all respects, the financial position of the Joint Venture as of December 31, 2002 and 2001 and results of its operations and its cash flows for the year ended December 31, 2002 and for the period from inception (April 5, 2001) to December 31, 2001, in conformity with accounting principles generally accepted principles. Accounting principles generally accepted in Israel vary in certain respects from accounting principles generally accepted in the United States of America. In addition, in our opinion, theses financial statements have been prepared in accordance with the Israeli Securities Regulations (Preparation of annual Financial Statements) , 1993.

As explained in Note 2A, these financial statements are presented in values adjusted for changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of certified Public Accountants in Israel.

s / Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
February 3, 2003

AUDITORS’ REPORT
To the Shareholders of
Tefen — Industrial Engineering And System Analysis Ltd.

We have audited the consolidated balance sheets of Tefen — Industrial Engineering And System Analysis Ltd. (hereafter — the Company) as of December 31, 2002 and 2001, and related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of subsidiaries, whose assets included in consolidation constitute approximately 61% and 47% of the total consolidated assets as at December 31, 2002 and 2001, respectively and whose revenues included in consolidation constitute approximately 80%, 65%% and 72% of the total consolidated revenues for the three years ended December 31, 2002, respectively. The financial statements of the above subsidiaries were audited by other auditors, whose report have been furnished to us and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits with auditing standards generally accepted in Israel and in the United State of America including those prescribed by the Israeli Auditors (Mode of Performance) Regulation, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the company’s Board of Directors and management, as well as evaluating the overall financial statements presentation. We believe that our audits, and the reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based upon our audits and on the reports of the above-mentioned other auditors referred to above, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2001 and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in (“GAAP”) Israel.

Accounting principles generally accepted in Israel vary in certain respects from accounting principles generally accepted in the United States as allowed by item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated income for each of the three years in the period ended December 31, 2002, and the determination of shareholder’s equity as of December 31, 2002 and 2001 to the extent summarized in our letter dated March 3, 2003 in respect thereof.

As explained in note 2, the consolidated financial statements refered to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Ramat-Gan, Israel,
   March 3, 2003.

Sincerely yours, s / LION, ORLITZKY & CO. Certified Public Accountants (Isr.)

REPORT OF INDEPENDENT AUDITORS

To the shareholders of A.L.D Advanced Logistics Developments.

We have audited the consolidated balance sheets of A.L.D Advanced Logistics Developments (the “Company”) as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholder’s equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation constitute approximately 20% and 13% of the total consolidated assets as of December 31, 2002 and 2001 and whose revenues included in consolidation constitute approximately 47%, 31% and 13% of the total consolidated revenues for the years ended December 31, 2002, 2001 and 2000. The financial statements of these subsidiaries were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for these companies, is based on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall annual financial statements presentation. We believe that our audit and the reports of other independent auditors provides a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other independent auditors referred to above, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2001 and the consolidated results of its operations, changes in shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles (“GAAP”) in Israel.

Accounting principles generally accepted in Israel vary in certain respects from accounting principles generally accepted in the United States and as allowed by item 18 to the Form 20-F. The application of the latter would have affected the determination of consolidated income for each of the three years in period ended December 31, 2002, and the determination of shareholders' equity as of December 31, 2001 and 2002 to the extent summarized in note 20 to the consolidated financial statements.

As explained in note 1c, the consolidated financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

s / Oren Horowitz C.P.A (Isr)

March 25, 2003

INDEPENDENT AUDITORS’ REPORT

The board of Directors
SoHar, Inc.
West Covina, California

        We have the accompanying balance sheet of SoHar, Inc., as of December 31, 2002 and the related statements of income, stockholders equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements ate free of material misstatement. An audit includes examining, on a lest basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SoHar, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

s /  Goodrich, Goodyear & Hinds

Long Beach, California
March 15, 2003

INDEPENDENT AUDITORS’ REPORT

Board of Directors
Barantec, Inc.
Clifton,New Jersey

We have audited the accompanying balance sheet of Barantec, Inc. as of December 31, 2002 and the related statements of operations and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Out responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting and amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that out audit provides reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Barantec, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

s / Banker Associates

Tenafly, New Jersey
January 30, 2003

REPORT OF INDEOENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Tefen USA, Ltd.

We have audited the accompanying balance sheet of Tefen USA, Ltd. (a New Mexico Corporation) as of December 31, 2002, and the related statements of earnings and retained earning and cash flows for the year then ended. These financial statements are the responsibility of the Company’s’ management. Our responsibility is to express an opinion on these financial statements based on out audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note A to the financial statements, the Company has included its proportionate share of the assets, liabilities, revenues and expenses of its fifty percent owned subsidiary Tefen IT, LLC. In our opinion, accounting principles generally accepted in the United States of America require that such an investment be accounted for on the equity method.

In our opinion, except for the effects of including a proportional share of the assets, liabilities, revenues, and expenses of Tefen IT, LLC, as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all respects, the financial position of Tefen USA, Ltd. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

s / Atkinson & Co., Ltd.

Albuquerque, New Mexico
February 12, 2003

Independent Auditor’s report to the Shareholders of
Tefen Ltd.

We have audited the financial statements of Tefen Ltd. for the year ended 31st, December 2002. these financial statements have been prepared under historical cost convention and the accounting policies set out on page 6 of the financial statements.

This report is made solely to the company’s members as a body, in accordance with Section235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to sate to them in an auditor’s report and for no other purpose. To the fullest extent permitted bi law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this repot, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the Statement of Directors’ Responsibilities the company’s directors are responsible for the preparation of the financial statements in accordance with applicable law and United Kingdom Accounting Standards.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Auditing Standards.

We report you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. we also report to you if, in our opinion, the Directors’ Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the company is not disclosed.

We read the Directors’ Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted out audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practice Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtained all information and explanations which we consider necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company’s affairs as at 31st December 2002 and of its profit for the year then ended and have been properly prepared in accordance with Companies Act 1985.

St Paul's House, London, EC4P 4BN	s / MOORE STEPHENS Chartered Accountant Registered Auditor

18 March 2003