Form 20-F
period 2003-12-31
BARAN GROUP LTD
filed 2004-06-28
CIK 1177328

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________

Commission file number 333-100683

BARAN GROUP, LTD.
(Exact name of Registrant as specified in its charter)

BARAN GROUP, LTD.
(Translation of Registrant’s name into English)

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

NONE

As of June 20, 2004, the Registrant had 8,375,884 Ordinary Shares issued and outstanding

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes    ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17    ☒ Item 18

FORWARD LOOKING STATEMENTS

The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This Form 20-F contains such “forward-looking statements’’. These statements may be made directly in this Form 20-F referring to Baran Group Ltd., its subsidiaries and affiliated entities and it may also be made a part of this Form 20-F by reference to other documents filed with the Securities and Exchange Commission by Baran Group Ltd., which is known as “incorporation by reference’’. These statements may include statements regarding future events. Words such as “anticipate,’’ “estimate,’’ “expects,’’ “projects,” “intends,’’ plans,’’ “believes’’ and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors and uncertainties, including the risks related to the businesses of Baran Group Ltd., discussed under “Risk Factors’’, (see “Key Information”) among others, could cause actual results to differ materially from those described. Shareholders are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this Form 20-F or the date of the document incorporated by reference in this Form 20-F. Baran Group Ltd. is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

The selected financial data is incorporated by reference to Item 5 of this annual report.

Risk Factors

This Annual Report and statements that we make from time to time may contain forward-looking statements. There can be no assurance that actual results will not differ materially from our expectations, statements, or projections. Factors that could cause actual results to differ from our expectations, statements or projections include, among other things, the risks and uncertainties related to our business described below. Unless otherwise indicated, when the term “Baran” is used throughout this Annual Report, it shall mean The Baran Group Ltd., together with its subsidiaries and affiliates.

The markets in which Baran competes are highly competitive.

The telecommunications network services market and other markets in which Baran competes are highly competitive and are served by numerous companies.  Many of these competitors have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition and international experience than Baran.  Baran believes that the principal competitive factors in its markets include the ability to deliver services within budget and on time, pricing, reputation, accountability, project management expertise, industry experience and expertise in new and evolving technologies.  Baran may not be able to compete effectively on these or other bases, and, as a result, it may not be able to maintain current customer relationships or develop new customer relationships.

Baran must continually enhance its technical abilities and areas of expertise to remain competitive.

Baran believes that its future success, to a significant extent, depends upon its ability to enhance its existing technical abilities and to meet the requirements of its customers in rapidly developing and evolving markets. Although Baran is currently devoting significant resources to enter additional areas of project management and operation, and is planning to develop new areas of expertise, Baran’s present or future abilities may not satisfy the evolving needs of customers in the sectors it services. If Baran is unable to anticipate or respond adequately to those demands, due to resources, technological or other constraints, its business and results of operations could be materially adversely affected.

Endeavors to develop new markets pose a risk to Baran as the investment allocated may be written off.

Part of Baran’s strategy is to pursue and develop new markets, in order to expand its business. The costs involved in such endeavors pose a risk to Baran, as the attempt to penetrate new markets may fail and the investment related may be written off.

For example the efforts of Baran to enter the markets of Thailand and South Africa, required the substantial amounts of time, human resources and assets for the purpose of marketing and publication. All theses efforts, which are still in the process of penetrating theses new markets, have not ripened yet.

Baran experiences a substantial increase in the number of legal claims it is a party to.

During 2003 the number of legal claims in which Baran is a party increased by more than 30%. This increase is a direct result of the recession in Israel and economic slow down, as well as, the high profile nature of Baran’s projects, which leads to an automatic joinder of Baran as a party. The increase in legal claims poses a risk on Baran and may negatively affect its result of operation.

Baran’s businesses are highly dependent on a limited number of significant customers.

The loss of any significant customer of Baran’s, a significant decrease in business from any of those customers or the conclusion or termination of significant projects, without securing other significant projects or customers, could have a material adverse effect on the results of operations and financial condition of Baran. Although Baran has more than one thousand customers, revenues derived from main customers accounted for approximately 10% of revenues in the year ended, December 31, 2003 (“fiscal 2003”) and 21% and 55% of revenues in the years ended December 31, 2002 (“fiscal 2002”) and 2001 (“fiscal 2001”), respectively. Baran’s major customers do not have any obligation to purchase additional services and, therefore, may not continue to purchase services in amounts similar to previous years. In addition, customers may terminate a project before it is completed, and will be obligated to pay Baran only for the work performed up to termination. Early termination of one or more projects by one of Baran’s major customers could have a material adverse effect on Baran’s business, financial condition and results of operations.

Baran performs credit evaluations of its customers and does not generally require collateral from its customers. If any of its major customers or a significant portion of its existing customers becomes insolvent or is otherwise unable to pay its debts, it could have a material adverse effect on Baran’s business, financial condition and results of operations.

Baran’s customers dependence on bank credit and loans may harm their ability to repay their liabilities.

Several of Baran’s large customers main source of capital and finance is substantially dependant on bank credit and loans. In the event the Banks cease to grant loans and credit to the abovementioned customers, the customers’ ability to fulfill its liabilities to Baran may be prejudiced.

The engineering business relies on a number of customers and large multi-year contracts. Unfavorable developments under a major contract or in relation to a major customer may affect Baran’s sales, result of operations and cash flow adversely.

Large multi-year contracts are typical in the engineering industry and include a risk that the timing of sales and results of operations associated with these contracts will be different than expected. Moreover, they usually require the dedication of substantial amounts of working capital and other resources, which impacts our cash flow negatively. Any non-performance and /or unforeseen events by Baran and/or its subcontractors and/or its vendors, under these contracts may have significant adverse consequences for Baran.

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

Baran’s directors, executive officers and principal shareholders will be able to exert substantial influence over Baran’s affairs.

As of June 14, 2004, Baran’s directors, executive officers and principal shareholders currently beneficially own, in the aggregate, approximately 26.1% of Baran’s ordinary shares. These shareholders, acting together under voting agreements or otherwise, have the ability to exert substantial influence over all matters requiring approval by Baran’s shareholders. These matters include the election and removal of Baran’s directors and any merger, consolidation or sale of all or substantially all of Baran’s assets.

The skilled employees that Baran needs may be difficult to hire and retain.

Baran’s success depends in large part on its ability to attract, train, motivate and retain highly skilled engineers and other professional employees. These types of qualified personnel are in great demand and are likely to remain a limited resource for the foreseeable future. The ability of Baran to expand its business depends upon its success in recruiting qualified technical personnel and its ability to manage and coordinate its worldwide development efforts. Baran may be unable to attract and retain the skilled employees it requires. Any inability to do so could adversely impact Baran’s ability to manage and complete its existing projects and to compete for new customer contracts. Baran’s failure to attract and retain qualified personnel may have a material adverse effect on Baran’s business, results of operations and financial condition. Baran believes that the continuity of its management team is an important element in the stability of its operations and that its success depends, to a certain extent, upon the continued active participation of a relatively small group of senior management personnel who have been with Baran for a long period of time. The loss of the services of all or some of these key employees could have a material adverse effect Baran’s business, result of operation and financial condition.

The efficiency measures taken by Baran during 2003 resulted in the dismissal or departure of a number of employees including skilled employees. In the event Baran receives new projects, it will be required to recruit new employees and invest considerable amounts and time in their training.

Baran may make additional acquisitions that increase leverage and pose other risks.

Baran has evaluated and continues to evaluate potential acquisitions, joint ventures and other relationships that would extend its geographic markets, expand its products and services or enlarge its capacity to service customers. Some of these transactions may be considerably larger than the transactions it has completed in the past. If Baran completes any such transaction, it could result in Baran increasing its leverage, issuing additional ordinary shares or both. There can be no assurance, however, that Baran will able to find suitable acquisition candidates or, if desirable candidates are found, to complete any desired acquisition on favorable terms.

Any acquisition that Baran completes will likely also involve some or all of the following operating risks:

•	the difficulty of assimilating the acquired operations and personnel;

•	the potential disruption of Baran’s ongoing business;

•	the diversion of management’s time and other resources;

•	the possible inability of management to maintain uniform standards, controls, procedures and policies;

•	the difficulty of managing growth;

•	the risks of entering markets in which Baran has little experience; and

•	the impairment of relationships with employees or customers.

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

Future developments in the telecommunications, cellular, semiconductors, biotechnology, high technology, chemical, pharmaceutical and other industries serviced by Baran, such as budget reductions, unavailability of funding, termination of projects and development plans, industry consolidation and a general reduction in expansion programs, could materially adversely affect Baran’s existing or potential customers. This could reduce the demand for Baran’s products and services. As a result, Baran may be unable to effectively market its services to potential customers in the industries it targets. In addition, cuts in government budgets that are allocated to infrastructure projects in which Baran participates may adversely affect Baran’s operational results. Many of the markets served by Baran, including the semiconductors and communications markets, are currently in the midst of recessions.  If this economic climate persists, it could have a material adverse effect on Baran’s business and results of operations. In fiscal 2003, Baran’s Industrial Division and Communications Division were responsible for 19% and 34% respectively, of Baran’s overall revenues.

Part of Baran’s success is dependent on continued growth in the deployment of wireless networks.

The wireless telecommunications industry experienced significant growth in Israel, the United States and internationally throughout the 1990’s. More recently, access to capital markets has become more difficult and more expensive for many of the carriers, thereby slowing their capital spending commitments. Presently, there is significant uncertainty related to the economies of the United States, Israel and other countries throughout the world.  If the rate of growth in the telecommunications industry continues to slow or remains stagnant, and carriers continue to reduce their capital investments in wireless infrastructure or fail to expand into new territories, Baran’s business and results of operations will suffer. The pace of network deployment has sometimes been slower than expected, due in part to difficulties experienced by holders of licenses in raising the necessary financing, and there can be no assurance that future bidders for licenses will not experience similar difficulties. There has also been substantial regulatory uncertainty regarding continued ownership of wireless licenses awarded by the U.S. government to successful bidders, and such uncertainty has delayed network deployments. Factors such as overall economic conditions, a slowdown in wireless subscriber growth, costs of integrating technologies, as well as future legislation, legal decisions and regulations, may slow or delay the deployment of wireless networks, which, in turn, could harm Baran’s business, results of operation and financial condition.

The consolidation of equipment vendors or carriers could adversely affect Baran’s communication business.

In recent years, the wireless telecommunications industry has been characterized by significant consolidation activity. Consolidation of equipment vendors or carriers could:

•

lead to a greater ability among equipment vendors or carriers to provide a full line of network services and could simplify integration and installation, which may lead to a reduction in demand for Baran’s services;

•	reduce the number of Baran’s current or potential customers, which could increase their bargaining power; and
•

create competitive pressures whereby a particular customer may request Baran’s exclusivity within a particular market or other terms and conditions which Baran may not be able to or want to accommodate.

Any of the foregoing developments could adversely affect Baran’s business, results of operation and financial condition.

Baran’s operations in a market where there is a lengthy period of time between the making of an initial proposal to a prospective customer and the signing of a services agreement makes it difficult to anticipate the timing of revenue recognition.

The sales cycle associated with the acquisition of Baran’s services related to projects is lengthy, with the time between the making of an initial proposal to a prospective customer and the signing of a services agreement ranging between 3 to 12 months. Baran’s services for its customers are relatively complex, and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and implementation procedures. Moreover, the purchase of such services typically requires coordination and agreement across a potential customer’s entire organization. Delays associated with the sales cycle for Baran’s services may reduce Baran’s revenues in a particular period without a corresponding reduction in its costs.

The provision of services by Baran on a turnkey project basis creates special risks.

Baran performs a significant and increasing portion of its services on a turnkey project basis. In providing services in this manner, Baran serves as a single contact point for the design, planning, quality control and delivery of the applicable project and is responsible for the quality of work performed by subcontractors and materials provided by suppliers. Any defaults in the performance of the work by its subcontractors or defects in the materials provided by its suppliers may expose Baran to claims, including failure to meet timetables for the completion of projects or failures to adhere to quality standards committed to by Baran. In addition, Baran typically provides a 12 to 24 month warranty period to its customers, pursuant to which it may have additional liability. In some events, upon the customer’s request, Baran extends the last performance guarantee until the end of the liability period. Projects performed by Baran on a turnkey basis typically generate lower gross margins due to increased expenses associated with servicing a customer in this manner. Baran anticipates that the number of projects it performs on a turnkey basis will continue to increase.

The high profile nature of the projects in which Baran is involved may result in increased costs or claims.

Many of our engagements involve projects that are significant to the operations of our customers’ businesses. Our failure to meet a customer’s expectations in the planning or implementation of a project or the failure of unrelated third party contractors to meet project completion deadlines could damage our reputation and adversely affect our ability to attract new business. We frequently undertake projects in which we guarantee performance based upon defined operating specifications or guaranteed delivery dates. Unsatisfactory performance or difficulties or delays in completing such projects may result in a reduction in payments to Baran, or in the payment of damages by us, which could harm our business, results of operations and financial condition.

Government grants received by Baran for research and development expenditures restrict its ability to manufacture some products and transfer technologies outside of Israel and require Baran to satisfy specified conditions. If Baran fails to satisfy these conditions, it may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

From 1998 to 2003, Baran received grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of a portion of Baran’s research and development expenditures in Israel, the remainder outstanding Baran has to potentially pay back is an approximate amount of NIS 3.5 million ($0.8 million), which potentially constitutes 2%-3% of income, if any. The sum represents related royalties of 2% to 3% of product sale, if any. The terms of these grants prohibit Baran from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if Baran receives approval to manufacture the products developed by it outside of Israel, it may be required to pay an increased amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. Transfer of the developed technologies out of Israel may be prohibited altogether. This restriction may impair Baran’s ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, if Baran fails to comply with any of the conditions imposed by the Office of the Chief Scientist, it may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges. In recent years, the Government of Israel has accelerated the rate of repayment of Office of Chief Scientist grants and may further accelerate repayments in the future.

Under current Israeli law, Baran may not be able to enforce covenants not to compete and therefore may be unable to prevent its competitors from benefiting from the expertise of its former employees.

Baran currently has non-competition agreements with most of its employees. These agreements prohibit such employees, if they cease working for Baran, from directly competing with Baran or working for its competitors. Recently, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate, among other things, that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If Baran cannot demonstrate that the type of harm that the court seeks to protect would be caused to it, it may be unable to prevent its competitors from benefiting from the expertise of its former employees.

Baran’s quarterly operating results may fluctuate.

Baran’s quarterly operating results may fluctuate as a result of many factors, including:

•	the size and timing of significant customer projects;

•	increased competition;

•	cancellations of significant projects by customers;

•	changes in operating expenses;

•	changes in Baran’s strategy;

•	personnel changes;

•	foreign currency exchange rates; and

•	general economic and political factors.

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

Baran’s financial condition has been adversely impacted by the continuing economic downturn. If the economic downturn continues, Baran’s revenues and financial condition may deteriorate further.

Baran generated negative cash flow from operations in fiscal year 2003 of NIS 63.3 million ($14.5 million). In part this was the result of the deterioration in Baran’s revenues which have fallen since 2001 as a result of the continuing economic downturn. If the current economic downturn continues, Baran’s clients may seek to continue to cut costs, or delay, curtail or cancel projects in general and with Baran in particular. Government clients may face budget deficits that prohibit them from funding new or existing projects. Baran’s clients may also demand better pricing terms. In addition, continuation of the economic downturn may impact Baran’s clients’ ability to pay their bills and Baran’s ability to collect cash from them to meet its operating needs. Nonetheless, at present Baran doesn’t have any significant doubtful accounts. Although some recent economic indicators have been positive, it is not yet known whether these indicators will positively affect Baran’s revenues and profits or if the economic downturn will continue.

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

Generally, all male adult citizens and permanent residents of Israel under the age of 54 are obligated to perform military reserve duty annually unless exempt. Many of Baran’s officers and employees are currently obligated to perform annual reserve duty. Baran’s operations could be disrupted by the absence of a number of its officers or employees due to military service. Any disruption to Baran’s operations could materially adversely affect the development of its business and its financial condition.

Future non-compliance with certain government programs and tax benefits in Israel could adversely affect Baran’s overall effective tax rate.

Baran benefits from certain Israeli government programs and tax benefits, which benefits, between the years 1998 and 2002, have amounted to approximately NIS 2.5 million. For example, some of Baran’s subsidiaries that are designated as “approved enterprises’’ receive tax benefits under the Israeli Law for Encouragement of Capital Investments. No tax benefits were received during 2003, however, to remain eligible for these programs and tax benefits, Baran’s subsidiaries must meet certain conditions, such as those relating to the location of Baran’s subsidiaries’ facilities, location of certain subcontractors and the extent to which the subsidiaries may outsource portions of their work. If Baran’s subsidiaries fail to meet these conditions, Baran could be required to refund tax benefits already received in the amount of NIS 2.5 million, plus interest. Additionally, some of these programs and the related tax benefits are available to Baran for a limited number of years, and these benefits expire from time to time.

Any of the following could result in a material increase in the overall effective tax rate of Baran:

•	some programs may be discontinued or may not be available at their current levels, such that the Government of Israel may reduce or eliminate the tax benefits available to “approved enterprises’’; and

•	Baran’s subsidiaries may be unable to meet the requirements for continuing to qualify for some incentive tax programs.

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

The new Israeli Companies Law, which became effective on February 1, 2000, has resulted in significant changes to Israeli corporate law. Because this law has been recently enacted, uncertainties may arise regarding corporate governance in some areas. For example, the law obligates a controlling shareholder, defined as a shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under Baran’s articles of association, can appoint or prevent the appointment of an office holder, to act with fairness towards Baran. The Israeli Companies Law does not specify the substance of this duty and there is no binding case law that addresses this subject directly. These and other uncertainties could exist until this law has been adequately interpreted, and these uncertainties could adversely affect Baran’s ability to engage in various types of corporate transactions and inhibit other corporate decisions.

It may be difficult to enforce a United States judgment against Baran, its officers and directors and to assert United States securities laws claims in Israel, or to serve process on such officers or directors.

Baran is incorporated in Israel. The majority of its executive officers and directors are not residents of the United States, and the majority of its assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for a shareholder, or any other person or entity, to enforce a United States court judgment based upon the civil liability provisions of the United States federal securities laws in an Israeli court or in a United States court against Baran or any of these persons or to affect service of process upon these persons. Additionally, it may be difficult for a shareholder, or any other person or entity, to assert United States securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of United States securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proved as a fact in the court proceeding which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Cancellation and postponement of large infrastructure projects by the State of Israel, due to economic slow down, political strategies and dominant presence of governmental entities in the infrastructure market may result in substantial loss to Baran.

Large infrastructure projects have been cancelled, postponed or had their scope changed by the Israeli Government, as a result of the economic slow down, frequent changes in political strategies and dominant presence of governmental entities in the infrastructure market. All the above factors may adversely affect Baran’s operation and its ability to retain new projects.

The privatization and structural changes in governmental companies process in the State of Israel is time consuming, complicated and regulations laden.

Recent strategy to privatize large governmental companies has provoked substantial union and labor disputes and may take considerable time. During the interim period and until this process is implemented and operated, existing and future infrastructure projects may be suspended or postponed.  Baran, as the largest private engineering company in Israel, may be adversely affected by this process.

Fluctuations in the Inflation rate in Israel may cause economic instability.

In 2003 the inflation rate in Israel was (1.9)% as compared to 6.5% inflation rate in 2002. The fluctuations in the inflation rate cause economic instability, which results in customers sometimes being reluctant to work with an Israeli entity. Loss of customers may significantly harm Baran’s business and cause a decline in its revenues and in the price of its ordinary shares in the public market.

Because Baran is a foreign private issuer, it is required to provide less information to its shareholders than a United States public issuer is required to provide.

As a foreign private issuer under the United States securities laws, Baran currently is not subject to the proxy rules of Section 14 of the Securities Exchange Act of 1934 (the “Exchange Act”). This means that Baran is not obligated to provide proxy materials to its security holders, including United States residents, in connection with annual and special meetings of holders of Baran ordinary shares. In addition, the officers, directors and principal shareholders of Baran are not subject to the insider short-swing profits recovery and reporting obligations of Section 16 of the Exchange Act. This means that the officers, directors and principal shareholders of Baran are not required to report their transactions in the ordinary shares of Baran, nor are they subject to potential short-swing trading liability to Baran if they buy and sell Baran ordinary shares within a six-month period.

In addition, while foreign private issuers are required to file an annual report on Form 20-F, which is comparable to the Annual Report on Form 10-K which United States public issuers are required to file, there is no form for foreign private issuers comparable to the Quarterly Report on Form 10-Q required to be filed by United States public issuers. A foreign private issuer such as Baran is required to furnish material information regarding its business and operations that it makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or distributes or is required to distribute to its security holders.

Baran’s US shareholders of record may have to adjust to a new public market environment as a result of Baran’s resolution to delist its ordinary shares from trade in the NASDAQ National Market.

A result of Baran’s resolution to delist its ordinary shares from trade in the NASDAQ National Market and to continue to trade in the Tel-Aviv Stock Exchange (hereunder, “TASE”), is that in the future, Baran shall make public reports in accordance with the Israeli Securities and Exchange Committee rules and regulations. This change may influence the US shareholders of record trade practices. In spite of the fact that Baran believes the resolution to delist its shares from trade in the Nasdaq, is for the benefit of both the company and its shareholders, as explained in detail in Item 9, some US shareholders of record may believe that the resolution adversely affects their rights, as they will be required to adjust to the public market environment of the TASE, and may take measures against the resolution.

The termination of registration is a process that shall become final as the SEC may determine, after Baran files Form 15 with the SEC.

Shareholders should be aware that in spite of the fact that Baran’s duty to file any reports required under Section 13(a) and Section 15(d) of the Securities Exchange Act of 1934 (the “Act”) shall be immediately suspended; the termination of registration shall only take effect as the SEC may determine. The termination process begins with Baran certification to the SEC on Form 15, that the securities which are to be deregistered are held by less than 300 holders of record worldwide.  Baran intends to file Form 15 with the SEC no later than July 10, 2004.

Holding shares of a foreign issuer such as Baran has certain tax and other implications.

Transactions in shares of a foreign issuer have tax implications that do not exist when investing in shares of a domestic issuer. For example, dividends paid by an Israeli company to shareholders residing outside Israel are currently subject to withholding of Israeli income tax at a rate of up to 25%. In the case of Baran, the applicable withholding tax rate will depend on the particular facilities which have generated the earnings that are the source of the dividend and, accordingly, the applicable rate may change from time to time. The rate of tax withheld on Baran’s dividends has typically been 25%. United States persons who become owners of Baran ordinary shares must include the entire amount of any dividend paid by Baran with respect to Baran ordinary shares (not reduced by any Israeli income taxes withheld) in their gross income for United States federal income tax purposes. United States corporations holding Baran ordinary shares will not be entitled to the 70% dividends received deduction under the United States Internal Revenue Code. Residents of the United States generally will have withholding tax in Israel deducted by Baran from dividend payments. Such persons may be entitled to relief from United States taxation under the Code, using the tax either as a reduction of taxable income or as a dollar-for-dollar credit against United States tax subject to limitations.

Fluctuations in foreign currency exchange rates could adversely affect Baran’s business.

A significant portion of Baran’s operating costs are incurred outside the United States. Currently, most of Baran’s income is received and its costs of operations are incurred in New Israeli Shekels. A growing number of projects are taking place in Europe where Baran’s income is received and its costs of operations are incurred in Euro. In fiscal 2003, Baran derived approximately 74% of its revenues from projects performed in Israel (most projects use NIS as the functional currency), approximately 14% from the sale of products in the United States (functional currency US$), approximately 10% from projects performed in Europe (functional currency Euro), and approximately 2% from projects performed globally (such as Thailand and South Africa). Most of the expenses and revenues are incurred in NIS, US$ and Euro. Therefore fluctuations in exchange rates between the currencies in which such costs are incurred and the U.S. dollar may result in a decrease in revenues or an increase in operating expenses as measured in U.S. dollars. In Israel, foreign currency exchange rates have recently fluctuated significantly as compared to prior years (the lowest rate in 2003 has been NIS 4.283 per $1 and the highest rate has been NIS 4.924 per U.S. $1; the lowest rate in 2003 has been Euro 1.036 per $1 and the highest rate has been Euro 1.259 Per U.S. $1). As a result of this differential, from time to time Baran experiences increases in the costs of its operations in Israel and Europe, as expressed in dollars, which could in the future have a material adverse effect on the business, results of operations and financial condition of Baran. Baran currently does not hedge its currency exposure through the use of any financial instruments. The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on the business, results of operations and financial condition of Baran.

Baran’s stock price has been and likely will continue to be volatile, which may cause the value of your investment to decline.

The market prices for securities of companies quoted on the Nasdaq National Market, including Baran’s, have in the past been, and are likely to continue in the future to be volatile. The Nasdaq Composite Index has declined significantly since April 2000. As set forth in greater detail below see Item 9, the market price of Baran ordinary shares  both in the Tel Aviv Stock Exchange and on the Nasdaq National Market has been, and likely will continue to be subject to substantial volatility depending upon many factors, many of which are beyond Baran’s control, including:

•	announcements regarding the acquisition of technologies or companies by Baran or its competitors or by Baran’s customers;

•	technological innovations or new products developed by Baran or its competitors;

•	issuance of new or changed securities analysts’ reports and/or recommendations applicable to Baran;

•	additions or departures of Baran’s key personnel;

•	operating losses by Baran;

•	actual or anticipated fluctuations in Baran’s quarterly financial and operating results and degree of trading liquidity in its shares;

•	continued economic uncertainty in Israel;

•	continued instability in the Israeli and Middle East political and security situation.

One or more of these factors could significantly harm Baran’s business or cause a decline in the price of its ordinary shares in the public market. Securities class action litigation has often been brought against companies following periods of volatility in their stock prices. Any securities litigation claims brought against Baran could result in substantial expense and divert management’s attention from Baran’s business.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

The Baran Group Ltd. was incorporated in Israel as a private company on April 23, 1990. The Baran Group Ltd. is a global provider of engineering, technology and construction solutions.  The Company offers fully integrated project services, from feasibility studies and planning, detailed engineering, procurement, construction management, technology development up to complete turnkey project and facility management. The Baran Group serves a broad range of markets through four professional divisions: communications, industry, civil engineering, and technology and services. Baran delivers creative and unconventional solutions to complex and challenging projects and customizes projects to clients’ real needs.
Each division utilizes the services of a number of subsidiaries and/or affiliated companies (please see a listing of such entities below). Baran’s principal executive offices are located in the Baran House, 8 Omarim St. Industrial Park, Omer 84965, Israel, and its telephone number is 972-8-6200-200 and its worldwide web site is located at www.barangroup.com.

On April 8, 1992, Baran registered its shares for trading on the Tel Aviv Stock Exchange and raised approximately NIS 16.7 million (in 1992 $6 million) in an initial public offering of its shares. Following the initial offering of its shares, Baran was involved primarily in providing engineering, procurement and construction management services for various manufacturing companies, and provided consulting and human resources services for the day-to-day operations of existing plants. The proceeds raised in the initial public offering of Baran’s shares allowed Baran to implement a strategic plan for expanding its engineering activities as well as to develop expertise and perform projects in new areas, such as infrastructure design and implementation for the telecommunications industry and design and construction of manufacturing facilities in the Semiconductors, biotechnology, pharmaceuticals, petroleum and gas industries.

Baran further implemented its strategic plan by establishing subsidiaries and acquiring businesses specializing in the Group’s fields of operations, as well as other areas into which Baran decided to expand its operations, and by investing in a variety of technologies and technology ventures. Since 1992, Baran has considerably expanded its scope of operations. In 1997 Baran was included in the Tel Aviv 100 index. In 2003 following a decrease in the Company’s profitability Baran was lowered to the Tel Aviv 150 index.

At the end of 1999, Baran underwent strategic internal restructuring, pursuant to which it reorganized the Group’s operations by separating its various companies into six divisions with each division operating independently under the instruction and supervision of that Group’s management. As a result of efficiency and focusing strategy on 2003 Baran gradually consolidated its divisions into four divisions, namely Communications division, Civil Engineering division, Industry division and Technology and Services division.

Baran plans to expand its operations both in the types of projects with which it is involved and through geographical expansion. As to its first objective, Baran intends to intensify its involvement in turnkey projects, including those that are on a building, operation and transfer of ownership (B.O.T.) basis and those that are on a building, operation and ownership (B.O.O.) basis. As to its second objective, and in light of the substantial reduction in overall investments in Israeli industry, Baran intends to expand its international operations to approximately 40% of its total operations in 2004, compared with 26% in 2003 and approximately 29% in 2002. Baran plans to perform projects in regions outside Israel, such as the Far East, Africa, Eastern Europe and the United States. Baran, through its subsidiaries and affiliates, is currently active in Germany, Thailand, Czech Republic, Romania, South Africa, United Kingdom, the United States and several other countries, the main developments are detailed below:

In November 2002, Baran completed its acquisition of o2wireless Solutions Inc. a corporation existing under the laws of the State of Georgia. The acquisition was structured as a merger and the surviving entity, o2wireless d/b/a Baran Telecom (hereinafter “Baran Telecom”), maintains an office in Atlanta, Georgia.

In the beginning of 2003, Baran acquired 50% of InTime Software Systems Ltd. which specializes in providing solutions which improve customer profitability and operating performance through expert systems, image analysis systems and controls systems.  The services offered by InTime Software are complementary to the services currently rendered by Baran’s Industrial division.

In the beginning of 2003, Baran and two partners established Yesodot Barniv Ltd., which specializes in the communications field and acts as a performing contractor. Baran holds 80% of Yesodot Barniv Ltd.

In the last quarter of 2003 Baran established a wholly owned subsidiary in South Africa in the cellular infrastructures field - Baran Raviv Telecom Africa Ltd. The subsidiary is currently in negotiation with potential customers.

During 2003 Baran was active in Romania by BMD as well as through a self owned coordination office, which examined and evaluated a number of projects in the industry and infrastructures field.  BMD, a partnership equally held by Baran, Malibu Israel Ltd. and U. Dori Engineering Works Corporation Ltd., was established and registered according to the Romanian Law, for the purpose of participation in engineering projects in Romania.

During 2003 Baran established a Czech company- Techbar s.r.o to provide engineering and design services for the construction of a production unit and associated facilities for the active pharmaceutical ingredients (API) in the Czech Republic.

During 2003 Nes Pan Ltd., which is held (50%) by Baran, entered, as a partner, into a real estate project, which includes the construction of dwelling units and commercial space in an area next to Lake Ontario in Toronto, Canada.

In the last quarter of 2003, Nes Pan Ltd., which is held (50%) by Baran has established, a limited liability company in Hungary- Mal-Nes Real Estate Development Ltd. The Hungarian company engages in the development of a residential project in Budapest.

As a result of its efforts to expand, Baran now has Representative offices in Israel, the United States, England, Germany, South Africa, Canada, Czech Republic, Hungary, The Netherlands, Romania and Thailand, and employs approximately 1,454 individuals worldwide.

Business Overview

Baran is a global engineering and contracting firm and is a market leader among Israeli companies that provide engineering services. Its core business is providing engineering, construction, project management and consulting services, either as full project and engineering solution on a turnkey basis or as tailor-made engineering, procurement and construction management services, to the telecommunications industry and various other industry sectors. Since the end of 2003, Baran’s services are provided through four divisions: Communications, Civil Engineering, Industry, and Technology & Services.

•

The Communications division is a leading knowledge-driven solutions provider, specializing in the provision of fast, flexible and end-to-end turnkey rollout packages and full EPCM (engineering, procurement, construction and project management) services. The division delivers the full spectrum of engineering and management services required for the deployment of network infrastructures, telecommunication equipment installation and other telecommunication related projects in global markets. This division also provides outsourced integrated network solutions for the wireless telecommunications industry through the planning, designing, deployment, maintaining and optimizing of networks for wireless, wireless data and broadband.

•

The Civil Engineering division provides construction management and supervision services for civil infrastructure, large buildings projects, and project management services for governmental sectors and institutions. The Civil Engineering Division engages in general construction projects on a turnkey basis, and specializes in providing services in the transportation area (such as seaports, airports, railways and train stations, roads and bridges), construction of military bases, security and defense infrastructures, production facilities and regional planning.

•

The Industry division designs and implements projects from concept to completion, including turnkey project agreements. The Division serves a broad range of industries through several professional fields of expertise: Chemicals, Bio-Pharmaceutical, Food Industry, Water Treatment, Oil Refining & Petrochemicals, Natural Gas & LPG, Power Industry, Micro Electronics (semiconductor) and other industries.

•

The Technology and Services division develops, produces and sells original products and technologies developed by Baran subsidiaries. The division’s companies specialize in piezo-electric based HMIs (human machine interface), cellular parking systems, importing of crops and different substances that are used as raw materials in the animals and livestock food industry, developing and financing real estate projects such as malls, office buildings and build-to-suit communication base stations and providing industrial and management engineering consulting.

Although Baran conducts its activities through separate divisions, Baran’s management considers the divisions and the companies operating within the divisions as an integrated, consolidated business deriving its revenues primarily from consulting and engineering services. The division structure merely affords Baran a convenient way to market its services based upon the type of customer and the type of services being rendered. Baran does not restrict the flow of funds or resources (including personnel) from one division or company to another, except where a restriction is imposed under local legal environment or tax laws.

The list below set forth Baran Group’s subsidiaries, proportionately consolidated companies, proportionately consolidated and associated companies, as of June 20, 2004:

BARAN GROUP LTD.

Name of company	Percentage shareholding

Subsidiaries:
Baran Projects Construction Ltd. (“Baran Construction”)	100
Baran Inbar Projects (1987) Ltd. (Inbar Projects) – 99% owned directly and 1% owned through Baran Construction	100
Baran Advanced Technologies (1986) Ltd. (“Baran Technologies”)	100
Baran Technology Products Management and Marketing Ltd. (“Baran Management”)	100
Baran Industries (91) Ltd. (“Baran Industries”)	100
Baran International Energies Ltd. (“Baran Energies”)	100
Baran – Raviv Telecom Ltd. (“Baran Raviv”) – 50% owned directly and 50% owned through Baran Construction	100
Yesodot Barniv Ltd. (since 2003) – through Baran Raviv Telecom	80
Baran Infrastructure & Construction Ltd. (“Baran Infrastructure”)	100
Baran Engineering and Projects (1983) Ltd. (“Baran Engineering”) (formerly – Baran Petrochemical Engineering Ltd.)	100
Enco Projects Systems (1997) Ltd. (“Enco”) - through Baran Industries	100
A. Etzion Consultants and Engineers Ltd. (“A. Etzion”) - through Enco	100
Mobipower Ltd.	63.64
InTime - Software Systems LTD. - through Baran Engineering (since 2003)	50
Mobipower B.V. – through Mobipower Ltd.	100
B & W Projects Inc. (“B&W”)	100
Barantec Inc. (“Barantec”) - through Baran Technologies	100
Notev Management and Operation Ltd. (“Notev”)	100
Industrial Centers E.O.D. Ltd. (“E.O.D.”) - through Baran Energies	50 (3)
Baran Group B.V. (“Group B.V.”) - through Baran Group	100
Baran Raviv (Netherlands) International B.V. (“Baran Raviv B.V.”) - through Baran Raviv	100
Baran Raviv GmbH – through Baran Raviv B.V.	100
LEAD Control Ltd.	50.1
Westmontage Kabel und Netzwerk GmbH (“Westmontage”) - through Group B.V.	54.9
Baran Raviv Telecom Africa – through Baran Raviv	100
**Baran Raviv Telecom (Thailand) Limited - through Group B.V.	100
O2wireless d\b\a Baran Telecom(“ Baran Telecom”)	100
*Techbar s.r.o – through Baran Engineering	100
Proportionately Consolidated Companies:
Baran Alrig Limited	50
Nes-Pan Ltd. (“Nes-Pan”) - through Baran Management	50
A.R. – A.D.Y.R. Constructions Ltd. (“A.R. – A.D.I.R.”)	50
Meissner Baran Ltd. (“Meissner Baran”) - through Baran Industries	46.5 (1)
Green Anchors Ltd. – through Nes Pan	25
Carmel Desalination Limited	33
*BMD Design and Infrastructure LLC – through Baran Construction	33
*Nes Pan Harbourfront – through Nes Pan Canada	50
Mal Nes KFT – through Nes Pan	22.5
*Nes Pan Canada Investments Inc. – through Nes Pan	50
Associated Companies:
Tefen Industrial Engineering and System Analysis Ltd. (“Tefen”) - through Baran Industries	31.29
A.L.D – Advanced Logistics Developments Ltd. (“A.L.D.”)	50.5 (2)

* Company’s activity will be included in the 2004 financial statements.

** As of January 1, 2004, held through Baran Raviv Telecom Ltd.

(1)	Percentage of control – 60%.
(2)	Percentage of control – 50%. Baran sold all its holdings in A.L.D on May 25, 2004
(3)	Percentage of control – 33.3%

Services Provided by Baran

Baran offers its customers engineering and consulting services, which can be divided into three main categories:

•

Engineering, Procurement and Construction Management (EPCM) Services. This category includes engineering services, procurement services, and construction management services. Engineering services include preparing engineering drawings and designs for large-scale process-oriented production facilities, as well as providing process engineering, civil engineering, electrical engineering, piping design, equipment design, mechanical engineering and other types of specific engineering services. Procurement services include performing cost and other comparisons for assisting customers in selecting subcontractors and suppliers, preparing proposal and bid documentation for subcontractors and suppliers and providing technical assistance for the placement of orders. Construction management services include coordination between the various elements of the project, supervision of suppliers and contractors, scheduling construction, maintenance and other activities, budget control, site management, quantities inspection, invoice approval, and commissioning and certification. The actual services provided under this category may vary and are tailored to the specific project and customers’ requirements. Baran provides its customers with end-to-end solutions to implement their projects, while allowing the customer to maintain a direct legal relationship with its subcontractors and suppliers.

•

Turnkey Services. This category provides the customer with a complete end-to-end solution for implementing complicated projects based on the customer’s requirements. In providing these services, Baran serves as a single contact point for the customer on all aspects of a project, from its design and planning through its construction, commissioning and timely delivery, and retains all required services from subcontractors and suppliers. When providing turnkey services, Baran typically is responsible for the quality of work performed by the subcontractors and the materials provided by the suppliers. Baran also provides warranties for materials supplied and work performed for a predetermined period of time (normally between 12 and 24 months from the date of delivery of the project). Usually Baran obtains back-to-back warranties from its suppliers and subcontractors.

•

Outsourced Engineering Services. Baran outsourced teams of engineers and technicians to customers to assist their in-house workforces on specific projects or assignments. Typically, the customers manage and supervise the assigned teams. All services are provided under framework agreements that stipulate the period of time during which the services will be provided. Contract periods generally range between several months and several years. The prices for these services often are based upon hourly rates. The services provided by Baran in the framework of each project are tailored to meet the specific needs of the customer and may consist of any combination of services included in the above categories. Subsidiaries of Baran which provide such services are ISO 9001 certified.

Breakdown of Revenues by Type of Service

EPCM services generally produce gross margins between 17% and 29%, outsourced services typically produce gross margins between 12% and 19% and turnkey services generally produce gross margins between 7% and 14%.  Even though turnkey services generate lower margins than the other two types of services it provides, Baran has placed more emphasis on turnkey projects in recent years, due to the fact, that the overall profit generated from turnkey projects is generally higher than the overall profit derived from EPCM and outsourced services. The general slow down in Baran’s activity and the acute competition in the markets Baran operates in, resulted in a decrease in Baran’s profitability rate driven from all the type of services.

Geographical Breakdown

In fiscal 2003, Baran derived approximately 74% of its revenues from projects performed in Israel, approximately 10% from projects performed in Europe, approximately 14% from the sale of products in the United States, and approximately 2% from projects performed all over (such as Thailand and South Africa)  In fiscal 2002, Baran derived approximately 71% of its revenues from projects performed in Israel, approximately 21% from projects performed in Europe, approximately 4% from the sale of products in the United States, and approximately 4% from projects performed in Thailand. In fiscal 2001, Baran derived approximately 91% of its revenues from projects in Israel, approximately 8.5% from projects in Europe and approximately 0.5% from sale of products in the United States. In fiscal years 2000 and 1999, Baran derived approximately 98-99% of its revenues from projects in Israel. This increase in the scope of activity outside of Israel is attributable primarily to implementation of a strategic policy adopted by the Group’s management to expand the Group’s global activities.

Baran believes there is substantial potential for growth of its business outside of Israel.  In the past years three (3) Baran has taken steps to expand its activities outside of Israel. Today, Baran is a worldwide company, which renders services in Asia, Europe, Africa and North America. Baran intends to seek to continue to expand its operations outside Israel and believes that in the foreseeable future the revenues it derives from activities outside of Israel will exceed those derived within Israel.

Competition

There are a number of engineering companies that operate in Israel and provide services of the kind provided by Baran. These competitors include Ludan Engineering Co., Tahal Consulting Engineers Ltd. and Bateman Projects (1993) Ltd. Internationally, there are a number of engineering companies that are substantially larger than Baran, including Bechtel Group, Ltd., Tetra Tech Inc., CH2M Hill Companies Ltd., Camp Dresser & McKee Inc., URS Corporation, and AECOM Technology Corporation. However, Baran believes that its extensive engineering capabilities, coupled with its excellent workforce, place Baran in a position to successfully compete in the area of engineering services for relevant projects around the world. There are many other companies in Israel and in the United States that provide services in the consulting areas in which Baran operates, including, Aman Organization and Management Sciences Consultants Ltd., Relex Software Corporation, Mashik Business Promotion Research & Methods Ltd., Aviv Management Engineering & Information Systems Ltd., Dialog-Organizational, Development & Training Ltd., Program Logistics Systems Ltd., Tetra Tech, Inc., Camp Dresser & McKee Inc., and AECOM Technology Corporation. Many other companies in Israel provide services of the kind provided by Baran Raviv Telecom Ltd. Significant Israeli competitors of the communications division are the subsidiaries of H. Mar Industries Ltd. Internationally, there are many companies that provide services of the kind provided by the Communications division, including Bechtel Group, Inc., Tetra Tech, Inc., Camp Dresser & McKee Inc., and Quanta Services, Inc.

The network infrastructure services marketplace in the US is highly competitive. Numerous network infrastructure services providers offer services and solutions comparable to those provided by Baran Telecom The ongoing introduction of new technologies and products, new alternatives for the delivery of wireless voice and data services, and regulation foster a dynamic, rapidly changing environment. Growth in wireless customers and voice traffic on wireless networks, introduction of new technologies, the cost and timing of implementing those technologies, the availability and cost of capital to finance network expansion, regulation, and general economic conditions all influence demand for network infrastructure services. These conditions have a significant effect on competitive conditions and the success of market participants, including Baran Telecom.

In most markets in which Baran Telecom operates, we compete with:

•	Wireless carriers and tower companies, and equipment suppliers who employ in-house personnel to provide network infrastructure services;
•	Local, national, and multi-national engineering firms;
•	Larger companies serving regional, national, and international markets; and
•	Smaller companies providing specialized services to local markets.

Baran Telecom competes for new projects based primarily on its ability to deliver a full range of network infrastructure services at competitive prices. Baran Telecom strives to capture new business opportunities by offering competitively priced package of services that provide our customers a single source for several services. An example for such package is the EPCM services Baran offers to its customers. In this way Baran Telecom can offer customers economies and efficiencies that may be lost when one supplier provides engineering services, another site development services, and a third construction services. There are a number of communication companies that operate in US and provide services of the kind provided by Baran Telecom. These competitors include: AFL Telecommunications, Wireless Facilities Inc., LCC International, SBA Communications Corporation and Tetra Tech.

Dependence on Suppliers and Customers

Baran is not dependent on a single supplier or customer, mainly due to the variety and geographical locations of its activities. However, every year Baran performs large- scale projects for a limited number of customers that comprise a significant portion of Baran’s revenues and net income. In the fiscal 2003, Baran’s main customers that comprised approximately 10% of Baran’s aggregate revenues. Aggregate revenues from Baran’s three major customers constituted approximately 21% and 55% of Baran’s aggregate revenues for fiscal 2002 and fiscal 2001 respectively. The decrease in the percentage of aggregate revenues from major customers is attributable primarily to the termination of a large-scale project performed for a major customer of the Communications division, and to the completion of a large-scale project performed for a major customer in the Semiconductors division.

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

The Communications division Headquarters office is in Atlanta, GA USA. The largest company in the division is Baran Telecom, a US based company, established in November 2002 when Baran acquired o2wireless Solutions Inc. This division also maintains offices in Israel, Germany, the Asian Pacific region and in South Africa in order to provide services to its customers worldwide. Baran Raviv Ltd., the Israel based company, was the first company within the division, and most of the know-how was created in that subsidiary. It maintains three offices within Israel. The German office was established through the acquisition, in September 2001, of Westmontage Kable und Netzwerk GmbH, a leading German company with over 40 years of experience in the communications infrastructure market. The Asian-Pacific offices were established in Thailand through the incorporation in March 2002 of Baran Raviv Thailand.

In Israel, the Communications division provides a wide range of services to all three cellular carriers: Partner Communications Company Ltd., Cellcom Israel Ltd. and Pelephone Communications Ltd. During the year 2001, the Communications division completed a turnkey project for nationwide deployment of DBS Satellite Services. The project included establishing the first satellite TV infrastructure layout and customer service centers in the country and generated more than NIS 935.3 ($197.5 million) in revenues over two years. The Communications division is engaged in a project for the implementation of the infrastructure for Partner Communications Company Ltd.’s Global System for Mobile Communication (“GSM’’) network in Israel. Baran Raviv Ltd is engaged in long-term projects with the IDF and other Government based agencies for which it provides Telecommunication Infrastructure services. Internationally, the division had been engaged, during 2003, with 3 German carriers, including Vodafone and Deutsche Telekom to provide infrastructure for their new UMTS networks in Germany.  In Thailand, Baran Raviv Telecom (Thailand) Ltd., had been engaged with 3 wireless carriers to perform new cell sites implementation.

Baran Telecom had been engaged in 2003 by several wireless carriers, including Verizon, Nextel Communications, T-Mobile and AT&T wireless to provide a variety of telecommunication services across the US.

In addition, the division performed turnkey projects for Palestinian Telecommunications Co. PLC, the telecommunication provider in the Palestinian Authority, BASE (formerly known as KPN-Orange Ltd.) in Belgium, and turnkey projects for two of the cellular operators in Turkey. In addition to achieving a strong track record of numerous large-scale projects, this division has established long-term business relationships with leading international companies such as Deutsche Telekom AG, Alcatel Telecom Israel Ltd., Siemens AG, Arcor AG &Co., Ericsson and Nokia. Baran is qualified as an approved subcontractor of those entities and either currently performs, or has in the past, work for those entities. In the last quarter of 2003 Baran established a wholly owned subsidiary in South Africa in the cellular infrastructures field - Baran Raviv Telecom Africa Ltd. The subsidiary is currently in negotiation with potential customers.

Civil Engineering Division

The Civil Engineering division primarily provides construction management, coordination and supervision services in civil infrastructure and construction projects, as well as project management services for governmental agencies and institutions. This division engages in general construction projects on a turnkey basis and specializes in providing services in the transportation area (such as seaports, airports, railways and train stations, roads and bridges), construction of military bases, security and defense infrastructures, energy centers, medical centers, laboratories and regional planning.

The division is currently involved through its subsidiary A.R.- A.D.Y.R. Constructions Ltd. in the management and supervision of the construction of the “Millennium Seaport’’ in Ashdod, Israel.  The Division is expected to generate approximately NIS 5-6 million ($1.14-1.37 million) per year for its services, in the coming four years. The project, which commenced in 1997, was planned as a five-year period project and is predicted to continue for additional four more years.

Baran also has a one-third interest in a joint venture for the establishment of the “Nachshonim’’ project, a turnkey project for the construction of a modern military base designed to serve as a dry storage facility for the Israeli Defense Forces. Baran expected to generate approximately NIS 186.8 million ($42.7 million) in revenue from the project over a three-year period commencing 2001. The “Nachshonim” project was expected to be completed within three years, however the joint venture believes that an additional year is required for completion of the project. If the joint venture fails to complete the project within the time specified in the agreement, without the clients consent, it shall be subject to substantial fines. Therefore, the joint venture submitted a Change Order request for an extension it believes is required for completing the project. The project management estimates that the likelihood of obtaining the additional extension is probable.
During the last third of 2003, severe and extensive engineering difficulties were discovered.  Accordingly, in the last quarter of 2003, the joint venture recorded an accrual for additional costs in the project which resulted in a loss of $1.4 million to Baran. Further developments during the first quarter of 2004 lead the partners to reassess the expected results of the project.  The project’s budget now indicates a loss of $15 million; accordingly Baran shall record a gross loss of one third (1/3) of the loss in the 2004 financial statements. The joint venture believes it has insurance coverage for this kind of events, as well as ability to obtain Change Order requests approval, however currently the joint venture can not determine to what extent (whether full or partial), the additional costs will be recovered by the insurance company, or whether or not the requested Change Order shall be approved. Therefore no income of such funds was recorded at this stage (for additional information see Note 11 of the financial statements).

Other customers of the Civil Engineering division include the Israeli Ministry of Defense, the Israeli Ministry of Industry and Trade, the Israeli Ministry of Housing and Construction, the Israeli Railways Authority, the Israeli Department of Public Works (Maatz), the Israel Police Force, the Israel Lands Administration, the Israeli Prison Service, Maccabi Healthcare Services and leading food chains in Israel.

During 2003 Baran was active in Romania through BMD as well as through a self owned coordination office, which examined and evaluated a number of projects in the industry and infrastructures field.  BMD, a partnership equally held by Baran, Malibu Israel Ltd. and U. Dori Engineering Works Corporation Ltd, was established and registered according to the Romanian Law, for the purpose of participation in engineering projects in Romania.

On July 4, 2003, the Romanian Ministry of Transportation, Constructions and Tourism announced that BMD had won the exclusive right to negotiate the performance of a bid for the construction and operation of approximately 13 kilometers, four lanes and four bridge highway in Romania. Currently, BMD signed a letter of intent with the Romanian Ministry of Transportation and negotiations to complete the construction and operation agreement are under way. The construction of the project shall be accomplished within approximately two years and BMD will be granted the right to operate the Project for ten years. The estimated cost of the Project construction is approximately 25 million Euro ($30 million)) and the expected income is approximately 46 million Euro ($57 million), during 10 years, commencing after completing the construction of the highway. BMD shall be responsible for all the operating costs accrued during the 10 years period and the Romanian Ministry of transportation shall guaranty a minimum traffic volume, all in accordance with the construction and operation agreement that will be signed.

Industry Division

The Industry division offers global engineering and detailed design services. This division is divided into seven profit centers in the following fields of operation: chemistry industry; petrochemicals industry; infrastructure of water desalination, natural gas, energy and energy generation; hi-technology industry pharmaceutical, biotechnology and electronics; control and expert systems; project implementation, operation and maintenance and implementation of engineering projects.  The division consists, among others, of the following companies, all of which are direct or indirect wholly-owned subsidiaries of Baran, except for Lead Control Ltd., which is 50.1% owned and InTime – Software Systems Ltd, which is 50% owned:

•

Baran Engineering & Projects (1983) Ltd. is a multidisciplinary company providing engineering, procurement and construction management services and performing projects on a turnkey basis for process oriented industries. This subsidiary performs services primarily in the central and southern regions of Israel.

•

Baran Energies International Ltd. is an engineering company specializing in the fields of refining, petrochemicals, natural gas and electricity production as well as in other energy-related areas. It has executed projects outside Israel and provides a full range of global engineering and project management services in cooperation with other Baran entities.

•	Baran Inbar Projects (1987) Ltd. is a multidisciplinary engineering company providing engineering, procurement and construction management services for industrial projects.
•

Baran Industries (91) Ltd. usually acts as a turnkey contractor with general responsibility for projects in the high-technology industry, pharmaceutical industry, biotechnology and electronics industries and in process-oriented industries. It also specializes in providing a full complement of design and construction management services for “clean rooms’’ environment and other complex industrial systems.

•	Notev Management & Operation Ltd. provides outsourcing operational services, production management, maintenance, quality engineering and safety and logistics management.
•

Lead Control Ltd. is a global provider of design and implementation services as well as a product developer for automation and control systems for the oil, gas, water, chemicals, pharmaceuticals and biotechnology industries.

•

Meissner-Baran is a semiconductor company, which has been involved in the formation, engineering, construction and commissioning of the Tower Semiconductors FAB2 Plant in Migdal Ha’Emek, Israel. The contract with Tower Semiconductors will be executed in the following three stages to be implemented in accordance with Tower Semiconductor’s decisions: Stage A- Design and receipt of building approval; Stage B- Planning and construction of new plant; Stage C- Completion of plant full capacity. Stages A and B were completed by December 31, 2002. In February 2003, the agreement with Tower Semiconductors was amended, stipulating, among other things, that Stage C would be executed in five subsequent sub-phases total $35.8 million. As of December 31, 2003 Meissner-Baran is in the process of executing the second sub-phase.

•

InTime – Software Systems Ltd. provides an expert system and image analysis system and control system to help the process industries improve their profitability and operating performance. In addition, InTime – Software Systems Ltd. is an official distributor and solution partner of Gensym a leading supplier of software for expert systems.

•

Techbar s.r.o provides engineering and design services for the construction of a production unit and associated objects for the active pharmaceutical ingredients (API) in the Czech Republic. The project may reach an approximate scope of over EUR 2.5 million.

One of the Industry division’s companies together with two other leading companies, Dor Chemicals Ltd. and Ionics Ltd established a company, named Carmel Desalination Ltd. (hereunder “CDL”) In August 2002, the company won a bid for the planning, construction, operation and maintenance of a desalination plant in Haifa, Israel. The expected scope of the project was approximately NIS 450 million ($100 million). The facility was planed to be one of 7 desalination facilities built along the Mediterranean shores of Israel, with desalination capacities ranging from 10 to 100 million m3/year. The CDL facility was planed to desalinate 30 million m3/year, the construction phase was supposed to take 2.5 years. CDL was to be granted the franchise to desalinate and sell the desalinated water for a period of 25 years and the state of Israel was obliged under the contract to purchase a certain portion of the desalinated water. However construction of the majority of the planed facilities has not commenced due to changes in financial and regulatory circumstances. On April 1st, 2004, CDL, received a letter from the Israeli Water Desalination Governmental Authority (hereunder, “the WDA”) in which the WDA notified CDL of the termination of the Desalination Facility BOO Agreement dated October 28th, 2002 (hereunder, “the Agreement”). In the letter, the WDA claims that the termination is due to CDL’s breach of obligations contained in the Agreement, including CDL’s failure to execute financing agreements.

The WDA further announced that it intends to collect the Performance Bond issued to it by CDL. The Bond on the sum of NIS 35 million ($7.78 million) (Baran’s share of the Performance Bond is NIS 11.67 million ($2.59 million)) was forfeited on May 2nd, 2004. CDL rejects all the allegations made against it and intends to use all applicable legal measures against WDA. CDL and the WDA have already entered an arbitration process in the matter.  Baran’s legal counsel is of the opinion that CDL has good legal arguments against WDA. The estimated costs for Baran in the project to date, which were recorded in the financial statements, are NIS 5 million ($1.14 million) for further information, see Note 11 of the Financial Statements.

The Industry division is part of a consortium composed of Baran and Ionics Inc. in equal parts, which was announced by Mekorot the Water Company Ltd. (the Israeli National Water Company), as the exclusive winner of the tender for the construction of a water desalination facility in Ashdod, Israel. The project will be erected on a “Turn-Key” basis and its construction cost is approximately $95 million. The construction of the project should be completed within approximately two years The desalination facility is planed to desalinate 30 million m3/year, using reverse osmosis technique.  However, as a result of structural changes in Mekorot, which took place during the end of 2003 continuing through 2004, the project is suspended for the time being. The current expectation is that this problem will be resolved within 3 to 6 months. The estimated costs of the project to date, which were recorded in the financial statements, are approximately NIS 4 million ($0.9 million). The consortium gave Mekorot a $5 million Bid bond which is expected to be replaced by a $9 million performance bond upon the project’s commencement.

The Industry division performs an engineering design and permitting issuance process of the natural gas transportation system projects in Israel, which have been initiated in 2003 and shall continue during 2004. Baran has won several bids for the detailed engineering design and permitting issuance process of more than 100 Kilometers of on-shore gas transportation lines. In addition Baran has performed permitting issuance process of more than 130 Kilometers of marine (off-shore) gas transportation lines and detailed engineering design and permitting issuance process of 4 off-shore entries. The overall scope of the projects is approximately $5.5 million and Baran has partners in some of the projects.

Technology and Services Division

The Technology and Services division includes companies that are engaged in the design and production of products based on piezo-electric switches, the development of parking systems utilizing cellular networks, import of crops and different substances that are used as raw materials in the animals and livestock food industry and recycling of organic waste into livestock feed. In this division Baran operates through, among other subsidiaries and affiliates, the following companies:

•	Baran Advanced Technologies (1986) Ltd. develops produces and markets sophisticated, weather-proof, durable keyboards for a variety of applications.
•

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

•

Barantec Inc., a wholly-owned subsidiary of Baran Advanced Technologies (1986) Ltd., is a technology sales and marketing company based in New Jersey. The company primarily markets and sells the access control systems and the Everswitch solution, all manufactured by its parent company, as well as the Mobipower cellular parking system.

•

Industrial Centers E.O.D Ltd. is active in the area of importation, marketing and distribution of various raw materials (especially grains) that are used in the Israeli feed industry. The company owns a plant for recycling organic waste and selling it as animal feed, and is a leading company in Israel in this field.

•

Nes-Pan Ltd. specializes in developing, financing and operating real estate projects, such as commercial malls and office buildings for rent and build-to-suit base stations. Nes-Pan Ltd. acquired from Azorim Investments in Construction and Development Ltd. half of its land development rights in a 24,000 square meter plot in Beit Dagan, Israel. Together they formed the “Ezorie- Dagan” partnership (50% Nes Pan and 50% Azorim Investments in Construction and Development Ltd.), which leads a commercial office space project. So far part of the land development rights were used and 10,400 square meters of office space was built. Subject to completion of several formal procedures required by the Israeli Land Authority, the “Ezorie- Dagan” partnership will sign a lease agreement for 49 years with an option to extend the lease for an additional 50 years period.  Part of this office space, was leased by Baran and its subsidiaries, and serves as regional center for Baran’s activities.

Nes-Pan is also the owner of a commercial mall in Beer Sheva, Israel, that is currently being leased to unrelated tenants and generates annual revenues of approximately NIS 13 million (US $ 2.8 million).

During 2003 Nes Pan Ltd., has entered, as a partner, into a real estate project in Toronto Canada. The project includes the construction of approximately 470 dwelling units and commercial space in an area next to Lake Ontario in Toronto, Canada that consist of 42,000 sqf. The value of the project is approximately 95 million Canadian Dollars (US $70 million). Nes Pan’s Ltd. share in the project shall be 45% (consequently Baran’s share is 22.5%) and 50% in the control of the project; 45% of the project is held by another Israeli company and the remaining 10% is held by an American financial investor. Additionally, Nes Pan Ltd. (45%) together with Malibu Israel Ltd. (45%) and Ostansia Ltd. (10%) has established a limited liability company in Hungary, Mal-Nes Real Estate Development Ltd. The activity of the Hungarian company consists of the development of a residential project of 160 apartments, parking and storage space. The property is registered with the Land Registration Office for District of Budapest and consists of approximately 4,300 sqm.

•

Baran Industries (91) Ltd. signed an agreement with a third party for the establishment of a joint venture in order to execute a NIS 95.9 million ($20.2 million) project, on a cost-plus basis for the planning, construction and maintenance of approximately 17,500 square meters of commercial office space in Beit- Dagan near Tel-Aviv. The joint venture completed the building of 10,400 square meters of office space in the project and leased part of it to Baran and its subsidiaries that use the space as its regional center.

•	Green Anchors Ltd. was founded at the end of 2001 to manage and maintain telecommunication sites and base stations, which it owns and leases to wireless communication carriers.

Additionally, the Technology and Services division provides consulting services in the fields of industrial and management engineering, plant administration, and quality control and logistics. The division performs most of its activities in Europe and the United States. Tefen Industrial Engineering Management and Systems Analysis Ltd. and its subsidiaries, the most prominent company in this division, provide consulting services in the fields of industrial management engineering and plant administration. Tefen offers its clients in the semiconductors, communications, electronics and pharmaceutical industries comprehensive consulting services from the inception of the business through construction and operations. Tefen also offers a variety of consulting services, such as identifying, prioritizing and implementing performance improvement opportunities, with the goal of achieving more efficient utilization of resources, increasing profitability, and improving service levels. The Technology and Services division conducts substantially all of its activities outside Israel, through subsidiaries in the United States (Tefen U.S.A. Inc.) and England (Tefen U.K.). Tefen’s shares are traded on the Tel Aviv Stock Exchange. Baran owns 31.29% of the shares conferring a right to dividends in Tefen and 40% of shares conferring voting rights.

A.L.D Advanced Logistics Development Ltd. and its subsidiaries, another significant member of the Technology and Services division, is a leading consulting firm and software company in the fields of reliability and quality assurance testing, software testing and professional training for commercial and military clients. Since 1984, Advanced Logistics has been engaged in developing software tools that provide solutions for assessment of reliability and quality of manufacturing processes and systems, during the development and manufacturing process. Its software tools facilitate the scientific forecasting of system failures and the formation of recommendations for improvement of development and manufacturing processes. Advanced Logistics’ shares are traded on the Tel Aviv Stock Exchange. Baran owns 50.5% of the shares conferring a right to dividends in A.L.D, and 33.33% of shares conferring voting rights.

On May 31, 2004 Baran sold its holdings in A.L.D for consideration in the sum of $1.65 million. Baran resolution to sell its holdings in A.L.D resulted from the fact that A.L.D’s activity is external to Baran’s core business scope. The above sale is in consistence with Baran’s policy as of mid 2003, to focus Baran’s activity on its core business, i.e. engineering, technology and construction solutions global services and following reduce in none engineering activities.

The following diagram summarizes the ownership interests in Baran Group Ltd., as of the date of this Annual Report:

Baran Group Ltd.
100%
Baran Advanced Technologies (1986) Ltd.
100%
B&W Projects Inc.
100%
Barantec Inc.
100%
Baran Group B.V.
WM Beteiligungsgesellschaft GmbH
Heinz-Willi Muller
20%
54.9%
25.1%
Westmontage Kable und Netzwerk GmbH

Baran Group Ltd.
100%
100%
Baran International Energies Ltd.
Baran-Industries (91) Ltd.
Omer Eran
50%
50%
Industrial Centers E.O.D. Ltd.
100%
Eli Peleg
Y.R.Y.L Investments and Management Consulting Ltd.
M+W Facility Engineering NL B.V.
5.11%
46.5%
7%
46.5%
Enco Systems Projects (1997) Ltd.
Aharon Lichtenstein
Efraim Goldstein
Meissner-Baran Ltd.
100%
19.09%
31.2%
23.14%
A. Etzion Consultants and Engineers Ltd.
Tefen-Industrial Engineering Management and Systems Analysis Ltd.

Baran Group Ltd.
100%
Notev Management and Operation Ltd.
50%
Alrig Capital markets Ltd
50%
Baran Alrig Ltd
Yehuda Raz
25%
50%
David Angel
25%
A.R.-A.D.Y.R Constructions Ltd.
100%
Baran Technical Products Marketing Ltd.
S. K. Neska Ltd.
50%
50%
Nes-Pan Ltd.
Nes Pan Canada Investment Inc
100%
100%
Nes Pan Harboarfront Inc
45%
malibu
45%
Ostansia Ltd
10%
Mal Nes KFT
50%
Granit Hakarmel Investments Ltd.
50%
Green Anchors Ltd.
Dr. Zigmond Blobeband
15.32%
* 50.5%
A.L.D. Advanced Logistics Development Ltd.
* On may 31,2004 Baran sold all Its holdings in the company

Baran Group Ltd.
33%
Dor Chemicals Ltd
Ionics Corporation
33%
33%
Carmel Desalination Ltd
50.1%
Yehiel Winner
49.9%
Lead Control Ltd.
100%
Baran Inbar Projects (1987) Ltd
Mrs Umawadee Rattana Udom
Baran Raviv Thailand Ltd (*)
49%
Dani Niv
Amnon Niv
10%
10%
Yesodot Barniv Ltd
80%
50 %
Baran Raviv Telecom Ltd.
Baran Raviv Telecom Africa
100%
100%
Baran Raviv (Netherlands) International B.V.
100%
Baran Raviv Germany Gmbh
Baran Telecom Inc
100%
50%
Baran-Project Construction Ltd.
Malibu
U. Dori
33%
33%
33%
BMD Design & Infrastructure LLC
100%
Baran Engineering and Projects (1983) Ltd.
100%
Techbar s.r.o
50%
InTime Software Systems Ltd.
17%
Jacob Gabi
33%
Three additional investors

(*) Baran is entitled to 100% of Baran Raviv Thailand Ltd profit.

Properties

•

Since 1997, Baran - Industries (91) Ltd., a wholly-owned subsidiary of Baran, has leased from the Israeli Lands Authority a 6,400 square meter plot in the industrial area in Omer, Israel, where Baran’s headquarters in Southern Israel are located, in a 5,200 square meter facility. The lease is for a period of 49 years. The construction has been completed and Baran completed the registration of its title in the property.

•

Baran signed a development agreement with the Israeli Lands Authority regarding a 5,080 square meter plot in the industrial area in Omer, Israel.  Pursuant to the agreement, Baran has to satisfy certain construction milestones and complete construction of a 2,032 square meter facility by April 1, 2002 (with additional rights to build up to 4,572 square meters). A request for extension of time has been submitted to the Israeli Land Authority; However the Israeli Land Authority has not yet replied. Once all conditions are met and construction is completed, Baran expects to sign a lease agreement for 49 years.

•

Nes-Pan Ltd. acquired from Azorim Investments in Construction and Development Ltd. half of its land development rights in a 24,000 square meter plot in Beit Dagan, Israel. Together they formed the “Ezorie- Dagan” partnership (50% Nes Pan and 50% Azorim Investments in Construction and Development Ltd.), which leads a commercial office space project. So far part of the land development rights were used and 10,400 square meters of office space was built. Subject to completion of several formal procedures required by the Israeli Land Authority the “Ezorie- Dagan” partnership will sign a lease agreement for 49 years with an option to extend the lease for an additional 50 years period.

•	Baran, its subsidiaries and affiliated companies lease an office space of approximately 10,000 square meters in Beit Dagan, Ezorie Dagan project, which serves as Baran’s regional center.

•	Advanced Logistics Development Ltd. owns and conducts its operations from a building of 700 square meters in the industrial zone in Rishon Le’Zion, Israel.

•

Westmontage Kable und Netzwerk GmbH, an indirect majority-owned subsidiary of Baran, owns a 7,000 square meter plot in Essen, Germany, on which an 850 square meter office building is located, from which it conducts its operations.

•

Baran Telecom’s principal executive offices are located in approximately 11,000 square feet of office space in Cumming, Georgia. The lease for this space expires in December 2005. Baran Telecom also leases office and, in some instances, warehouse space in California, Georgia, Kentucky, Maryland, North Carolina and Texas. The leases on these spaces expire at various times through November, 2004.

•	Baran’s main offices in North America are located in approximately 44 square meter of office space in Manhattan, New York. The lease for this space expires in June 2005.

•

Nes Pan Ltd., owns 45% of a 42,000 sqf real estate property next to Lake Ontario in Toronto, Canada. A construction of approximately 470 dwelling units and commercial space shall be built on this property.

•

Nes Pan Ltd, is also the owner of a commercial mall in Beer Sheva, Israel, that is currently being leased to unrelated tenants and generates annual revenues of approximately NIS 13 million (US $2.8 million).

•	Nes Pan Ltd. owns 45% of 4,300 square meters real estate property in Budapest Hungary. A construction of 160 apartments, parking and storage space is planned to be built on this property.

•	Other subsidiaries of Baran hold a leasehold interest in number of other buildings, as required for their ordinary operation.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Cautionary Notice Regarding Forward-Looking Statements

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements, which involve risks and uncertainties. Baran’s actual results could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors’’. Baran does not assume any obligation to update the forward-looking statements or the risk factors. Although Baran conducts its activities through separate divisions, Baran’s management considers the divisions and the companies operating within the divisions as an integrated, consolidated business deriving its revenues primarily from consulting and engineering services. Consequently, management is of the opinion that a discussion of segmented information is not necessary or appropriate to an understanding of Baran’s business. Moreover, management believes that separate reporting of information relating to the divisions on a segment basis will not contribute significantly to an investor’s understanding of Baran, because the divisions and the companies within them have characteristics so similar (e.g., substantially all of the business consists of consulting and engineering services) that they can be expected to have essentially the same future prospects. Moreover, Baran does not restrict the flow of funds or resources between divisions or the companies operating within the divisions. To the extent any division or company within a division, in any particular period, contributes in a materially disproportionate way compared to any other described period to Baran’s revenues, profitability or cash, or where management believes discussion of a certain division or company within the division could assist to present a more complete picture of Baran’s business, specific description of said division or company within the division is included. You should read the following discussion in conjunction with Baran’s consolidated financial statements and related notes included herein.

Selected Financial Data

The selected consolidated statements of operations and consolidated balance sheet data set forth in this section with respect to the fiscal years ended December 31, 2001, 2002, and 2003, have been derived from the consolidated financial statements of Baran, which have been prepared in accordance with Israeli GAAP with reconciliation for U.S. GAAP, and audited by Kesselman & Kesselman, independent accountants in Israel and members of PricewaterhouseCoopers International Limited. The Kesselman & Kesselman report on the financial statements is based in part on the reports of other independent accountants. All the other independent accountants’ reports appear elsewhere in this Form 20-F. Israeli and U.S. GAAP vary in certain respects, as detailed in note (20) to the financial statements included herein. The selected consolidated financial data set forth below should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report. Baran has traditionally prepared its financial statements in accordance with Israeli GAAP, and its 2003, 2002 and 2001 financial statements were originally prepared using Israeli GAAP principles.

Selected Consolidated Financial Data

	Year Ended December 31.

	1999	2000	2001	2002	2003
	In thousands of NIS
Statement of Income Data:
Israeli GAAP:
Revenues	607,634	898,797	1,010,966	890,420	695,448
Operating Income (Loss)	66,577	82,888	106,225	54,616	(23,700)
Net Income (Loss)	50,140	75,480	67,357	24,756	(77,270)
Earnings per share:
Basic and diluted	7.1	10.3	8.91	3.19	(9.64)
U.S. GAAP:

Revenues	-	899,224	1,001,598	878,838	695,448

Operating Income (Loss)	-	82,954	106,032	57,225	(66,833)

Net Income (Loss)	-	52,584	51,710	21,352	(76,852)
Earnings per share:

Basic	-	7.58	7.39	2.94	(9.93)

Diluted	-	7.16	6.83	2.75	(9.93)

	Year Ended December 31.

	1999	2000	2001	2002	2003
	In thousands of NIS
Balance Sheet Data:
Israeli GAAP:
Total assets	356,806	521,174	749,613	784,143	647,317
	134,717	180,254	215,304	242,769	165,876
	7,246	7,627	7,565	7,759	8,018
U.S. GAAP:
Total assets		531,168	759,738	821,437	662,959
		193,252	229,660	263,095	194,629
		7,219	7,565	7,759	7,704

Other financial data:
Israeli GAAP:
Dividend declared per share	5.08	4.34	4.2	1.7
U.S. GAAP:

Dividend declared per share	-	4.34	4.2	1.7

(1) Excludes nonvested contingently returnable shares in the amount of 568,000, 474,000 and 220,000 as of December 31, 2001, 2002 and 2003, respectively.

Since the end of 2003, Baran operates through four divisions. Each division’s relative contribution to the aggregate revenues of Baran during the years 2001, 2002 and 2003, was as follows:

Division	2003	2002*	2001*
Communications Division	34%	38%	42%
Civil Engineering Division	8%	5%	3%
Industry Division	19%	30%	44%
Technology and Services Division	39%	27%	11%
Total	100%	100%	100%
Revenues	NIS 695M	NIS 890M	NIS 1,011M

(*) The relative contribution ascribed to each division during these years is estimated, based on the assumption that the divisional structure of Baran during the years 2001 and 2002 are similar to the divisional structure in the year of 2003.

The following table sets forth statements of income in thousand NIS:

For the Year ended December	2001	2002	2003

Revenues	1,010,966	890,420	695,448
Cost of Sales	832,532	754,146	624,167
Gross Profit	178,434	136,274	71,281
%Gross Profit	18%	15%	10%
Research and Development	3,663	6,001	1,291
Selling and Marketing	9,484	23,171	20,445
Administrative Expenses	59,062	52,486	73,245
Operating Profit (Loss)	106,225	54,616	(23,700)
%Operating Profit	11%	6%	0%
Financing Income (Expenses)	7,816	(17,125)	(10,046)
Other Income	412	1,036	733
Goodwill impairment			(36,304)
Income before Taxes	114,453	38,527	(69,317)
Taxes on Income	44,496	16,953	9,826
Income (Loss) after Taxes	69,957	21,574	(79,143)
Share in Profits (loss) of associated companies, net	(3,174)	1,040	(617)
Minority Interest in loss of subsidiaries, net	574	2,142	2,490

Net Income	67,357	24,756	(77,270)

Comparison of year ended December 31, 2001 to year ended December 31, 2002

* The comparison is made pursuant to the divisional structure of Baran during the years 2001 and 2002, which consisted of 6 divisions.

Revenues
Baran’s revenues for fiscal years 2002 and 2001 were NIS 890.4 million ($203.3 million) and NIS 1,010.9 ($230.8million), respectively. The 12% decrease in   revenues in fiscal 2002 to revenues in fiscal 2001, is primarily the result of the revenues generated from the Semiconductors division. At the end of 2002, a large-scale Semiconductors project had come to its final stages, which are characterized by a decrease in revenues as opposed to an increase in expenses and allowances for the completion of the project. The decrease in Baran’s revenues is also attributable to the Communications division, which has completed a large-scale project with DBS Satellite Services (1998) Ltd. and due to the termination of the agreement with Nokia GmbH in the middle of 2002.

Cost of Revenues and Gross Margin
Cost of revenues decreased 9% to NIS 754.1 million ($172.2 million) in fiscal 2002 from NIS 832.5 million ($190.1 millions) in fiscal 2001. This decrease was consistent with the decrease in the level of revenues generated by Baran and in the scope of projects, especially in the Semiconductors and Communications divisions.

Gross margin in 2002 was 15% as compared to 18% in 2001. This decrease can be attributed to the economic downturn, which led to a decrease in the scope of projects and to a decrease in project prices, as well as a relative increase in project related expenses due to completion of large-scale projects. Additionally, the consolidation of Baran Telecom (formerly o2wireless Solutions Inc.) operating results into Baran’s financial statements for the last quarter of 2002, contributed to the decrease in gross margin.

Divisional Highlights.
The largest portion of Baran’s revenues in 2002 was produced by the Communications division, which accounted for 38% (NIS 341.5 million; $78 millions) of Baran’s overall revenues for fiscal 2002, and 42% (NIS 427 million; $97.5 millions), of its revenues for fiscal 2001. Revenues in the Communications division are generated from EPCM and turnkey services for planning, designing and deployment of telecommunication network infrastructures, installation of telecommunications equipment and other telecommunications projects. Revenues of the Communication division decreased from fiscal 2001 to 2002, due to significant declines in the telecommunications market worldwide, as well as the completion of DBS Satellite Services (1998) Ltd. project and the termination of the agreement with Nokia GmbH.

•

During fiscal 2002, the Industrial division generated revenues of NIS 150.8 million ($34.4 million), 17% of Baran’s total revenues in fiscal 2002, compared to NIS 163.4 million ($37.3 million), 16% of Baran’s total revenues in fiscal 2001. Revenues in the Industrial division have increased steadily over the past few years, primarily due to the addition of several new projects in the fields of biotechnology, chemicals and construction. In the beginning of 2002, Baran transferred one of its subsidiaries (Baran Industries (91) Ltd.) from the Construction division to the Industrial division; however, 2000 and 2001 divisional data in the financial statements were restated to reflect this change.

•

During fiscal 2002, the Semiconductors division was accounted for revenues of NIS 114.1 million ($26 million), which constituted 13% of Baran’s total revenues in 2002, and NIS 282.7 million ($64.6 million), which constituted 28% of Baran’s total revenues of Bran in fiscal 2001. The Semiconductors division’s revenues peaked in 2001, primarily as a result of the completion of a long-term project for the management, planning and installation of a Semiconductors production facility in Israel that generated over NIS 560 million ($128 million) in revenues over 33 months. The decrease during 2002 also reflects the completion of the phase one of the Tower FAB 2 plant in Migdal Ha’emek. This division traditionally generates profit margins that are customary for turnkey projects, as the majority of the division’s projects are performed on a turnkey basis.

•

During fiscal 2002, the Technologies and Investments division was accounted for revenues of NIS 179 millions ($40.9 millions), which constituted 20% of Baran’s total revenues in fiscal 2002 and NIS 98 million ($22.4 million), which constituted 10% of Baran’s total revenues in fiscal 2001. The increase in this division is primarily attributable to a full consolidation of Industrial Centers E.O.D Ltd. into Baran’s financial statements.

Research and development.
Research and development expenses increased by 63.8% to NIS 6 million ($1.4 million) in fiscal 2002 from NIS 3.7 million ($0.8 million) in fiscal 2001. This increase was due to investments in the development of a cellular parking system network, as well as the acquisition of Mobipower B.V. at the end of 2002, whose main activity is the implementation and marketing of a cellular parking system network.

Selling and marketing.
Selling and marketing expenses increased 144% to NIS 23.2 millions ($5.3 millions) in fiscal 2002 from NIS 9.5 million ($2.2 million) in fiscal 2001. This increase is primarily attributable to marketing expenses incurred by the Technologies and Investment division, which is responsible for the marketing of the Everswitch technology and the cellular parking systems. Additionally, the expenses incurred in relation to the commencement of activity in the US, including but not limited to the registration on the Nasdaq, resulted in an increase in the marketing expenses as well.

General and administrative.
General and administrative expenses decreased 11% to NIS 52.5 million ($12 million) in 2002 from NIS 59 million ($13.5 million) in 2001. This decrease is primarily due to a policy, implemented in the beginning of 2002, to reduce by 10%-15% the salaries paid to the senior management, as well as a substantial decrease in the bonuses received by senior management at the end of fiscal 2002.

Net financing income
Net financing income decreased to a net loss of NIS 17 million ($3.9 million) in fiscal 2002 from net income of NIS 7.8 million ($1.8 million) in fiscal 2001. The net increase of financing expenses over financing income in 2002 is primarily attributable to two reasons. The first is the interest on a long term loan, in the aggregate amount of NIS 135 million, taken by Baran continue its strategy of penetrating new markets and acquiring new companies. As well as, the fluctuations in the Israeli economic indexes, such as the devaluation of the US $ and Euro rates and the high inflation rate. The high increase in those economic indexes resulted in depreciation of monetary items and a substantial increase in financing expenses.

Comparison of year ended December 31, 2002 to year ended December 31, 2003

Revenues
Baran’s revenues have been trending downwards since 2001. Baran’s revenues for fiscal years 2003 and 2002 were NIS 695.4 million ($ 158.8 million) and NIS 890.4 ($203.3 million), respectively, representing a decline of 22% in revenues in 2003 from 2002. The decrease in revenues is mainly attributable to the local and worldwide recession and economic slowdown and frequent political upheaval.  Governmental entities are a substantial portion of the infrastructure market and the decrease in their revenues has caused them to halt or scale back large-scale projects that Baran was working on, such as the desalination project in Haifa and the desalination project in Ashdod, the estimated scope of which was $95-100 million each. On April 1st, 2004, Baran, received a letter from the WDA in which the WDA notified CDL of the termination of the desalination project in Haifa. In the letter, the WDA claimed that the termination is due to CDL’s breach of obligations contained in the Agreement, including CDL’s failure to execute financing agreements. CDL and the WDA have entered into an arbitration process regarding the termination, and CDL legal counsel believes it has good legal arguments against the WDA.

In addition, a recent step to privatize large governmental entities has provoked substantial union and labor dispute, which will substantially delay the completion of these actions. Until this process is completed, existing and future infrastructure projects are likely to be suspended or postponed.

The decrease in revenues also results from the completion of several large scale projects, mainly in the Industry and Communication divisions, on which Baran was engaged. For example, stage B of the semiconductor FAB2 project has been completed, yet stage C of this project has not yet commenced. Furthermore, significant large scale projects in the Communications and Industry divisions (which include Baran’s semiconductor activity) were postponed and their commencement is expected during 2004 subject to an improvement in those markets. In fact, Baran did not commence any material large scale projects in the Industry and Communications divisions during 2003.  The general decrease in revenues during 2003 was partially offset by the results of Baran Telecom (formerly o2 wireless Solutions Inc.) which was acquired in November 2002.  The inclusion of this entity in the operations of Baran Group resulted in an increase in the revenues of the Communications division by approximately NIS 88 million ($20 million).

The Technology and Services division revenues generated mainly from selling of products increased from 27% of Baran’s revenue to 39% during 2003 as a result of Baran’s continued penetration to this market.

Cost of Revenues and Gross Margin
Cost of revenues decreased 17% to NIS 624.2 million ($142.5 million) in fiscal 2003 from NIS 754.1 million ($172.2 millions) in fiscal 2002. This decrease was consistent with the decrease in the level of revenues generated by Baran and in the scope of projects in progress, especially in the Industry and Communications divisions. Since Baran’s cost of labor is relatively rigid and comprises a substantial portion of its cost of revenues, Baran’s labor costs cannot decrease at the same rate as the decrease in Baran’s scope of projects in progress.

Gross margin in 2003 was 10% as compared to 15% in 2002. The endeavors to attract new project and participate in tenders resulted in expenses to the Company, which have not yet yielded fruits, causing the gross margin to further deteriorate. Due to the WDA decision to terminate the Desalination project in Haifa, all the project related expenses were included in the Baran’s financial results for the year 2003, which resulted in a substantial decrease of the gross margin.  In addition, due to severe and extensive engineering difficulties experienced during the last third of 2003 in the “Nachshonim” project, Baran recorded an accrual for additional costs of the project.  As a result of this accrual, Baran recorded a gross loss of NIS 6.13 million ($1.4 million) in the project.

The relatively high portion of revenues from products sales, such as the sale of Industrial Centers E.O.D Ltd.’s various raw materials (especially grains), in 2003 also decreased the overall gross profit rate. As the gross profit generated from product sales is generally lower than that from project revenues.  Since the portion of Baran’s revenues from product sales higher in 2003 than 2002, there was a downward effect on the gross profit rate.

Divisional Highlights

To increase its operating efficiency during 2003 Baran consolidated its divisions into four divisions, namely Communications division, Civil Engineering division, Industry division and Technology and Services division.

•

Industrial division: In August 2002, Carmel Desalination Ltd. (“CDL”) won a bid for the planning, construction, operation and maintenance (B.O.O) of a desalination plant in Haifa, Israel. According to the original agreement the expected scope of the project was approximately NIS 450 million ($100 million). However, on April 1st, 2004, CDL received a letter from the WDA in which the WDA notified CDL of the termination of the Desalination Facility BOO Agreement. In the letter, the WDA claims that the termination is due to CDL’s breach of obligations contained in the Agreement, including CDL’s failure to execute financing agreements.

The WDA further announced that it intends to collect the Performance Bond issued to it by CDL. The Bond on the sum of NIS 35 million ($7.78 million) (Baran’s share of the Performance Bond is NIS 11.67 million ($2.59 million)) was forfeited on May 2nd, 2004. CDL rejects all the allegations made against it and intends to use all applicable legal measures against WDA. CDL and the WDA have already entered n arbitration process in the matter. Baran’s legal counsel is of the opinion that CDL has good legal arguments against WDA. The estimated costs of the project to date, which were recorded in the financial statements of Baran, are NIS 5 million ($1.14 million).

Furthermore, structural changes in Mekorot (the Israeli National Water Company), which took place during the end of 2003 continuing through 2004, resulted in the suspension for the time being, of the water desalination facility in Ashdod, Israel, a “Turn key” project of approximately $95 million to be performed by a consortium composed of Baran and Ionics Inc. in equal parts. The estimated construction period is two years. The desalination facility is planed to desalinate 30 million m3/year, using reverse osmosis technique. The estimated costs of the project to date, which were recorded in the financial statements, are approximately NIS 4 million. The consortium gave Mekorot a $5 million Bid bond which is expected to be replaced by a $9 million performance bond upon the project’s commencement. The current expectation is that this problem will be resolved within 3 to 6 months.

•

Civil Engineering division: During the last third of 2003, severe and extensive engineering difficulties were discovered in Nachshonim, a turnkey project for the construction of a modern military base designed to serve as a dry storage facility for the Israeli Defense Forces. Accordingly, in the last quarter of 2003, the joint venture recorded an accrual for additional costs in the project which resulted in a loss of $1.4 million to Baran. Further developments during the first quarter of 2004 lead the partners to reassess the expected results of the project.  The project’s budget now indicates a loss of $15 million; accordingly Baran shall record a gross loss of one third (1/3) of the loss in the 2004 financial statements. The joint venture believes it has insurance coverage for this kind of events, as well as ability to obtain Change Order requests approval, however currently the joint venture can not determine to what extent (whether full or partial), the additional costs will be recovered by the insurance company, or whether or not the requested Change Order shall be approved. Therefore no income of such funds was recorded at this stage.

•

Communications division- In connection with the annual review of assets required by FAS 142 issued by the Financial Accounting Standard Board, as well as the IFAS 15 issued by the Israeli Financial Accounting Standard, Baran determined to write down approximately $7.75 million of goodwill and amortization on its balance sheet, as a result of a determination that the goodwill of Baran Telecom Inc. (Baran’s US subsidiary) had been impaired. Baran Telecom (formerly o2wireless Solutions Inc.) was acquired and merged with Baran’s subsidiary in November, 2002 in consideration for Baran common stock valued at approximately $4 million. Revenues and income at Baran Telecom Inc lagged behind the income target and its planned work budget.

•

Technology and Services Division: Due to the fact that in 2003 Mobipower reduced its activities and is now considering continuing its operations, and due to Mobipower losses, the Company recorded on December 2003, an erasure in respect of goodwill accordingly to, in amount of adjusted NIS 2,626 thousands ($600 thousands). (See Note 2 of the financial statements).

Research and development.
Research and development expenses decreased by 78% from NIS 6 million ($1.4 million) in fiscal year 2002 to NIS 1.3 millions ($0.3 million) in fiscal year 2003. The decrease is mainly attributed to Baran’s decision to minimize the development pace of the T.P.S Teleparking System for the time being. Due to the fact that the company which develops the T.P.S Telparking System, failed to meet its planned budget and time schedule, Baran now anticipates that the development of the Teleparking System will be materially more expensive and time consuming than was previously forecasted by the developing company.

Selling and marketing.
Selling and marketing expenses decreased by 12% to NIS 20.4 million ($4.7 million) in fiscal 2003 from NIS 23.2 million ($5.3 million) in fiscal 2002. This decrease is due to the fact that during 2002 Baran incurred exceptional and irregular selling and marketing expenses, such as the expenses related to the establishing of Baran activity in the US.

General and administrative.
General and administrative expenses increased by 39.5% to 73.2 NIS million ($16.7 million) in 2003 from NIS 52.5 million ($12 million) in 2002. In spite of Baran’s efforts to become more efficient by freezing salary increases, decreasing bonuses and benefits to employees and management, an increase occurred in general and administrative expenses. The main reasons for such increase are costs related to the completion of the merger with o2wireless Solutions and the integration of its business, and the registration of Baran’s shares in the Nasdaq.  In addition, Baran incurred expenses related to the conformity with Securities and Exchange Commission requirements; as well as, operational amortization expenses of goodwill for 2003 of some of Baran’s subsidiaries in the sum of NIS 13.2 million ($3 million). Baran also incurred irregular expenses, such as insurance costs, legal expenses and other fees and expenses related the acquisition of o2wireless Solutions including the settlement of past debts.

Net financing loss.
Net financing income decreased to a net loss of NIS 10 million ($2.3 million) in fiscal year 2003 from net loss of NIS 17 million ($3.9 million) in fiscal year 2002. About 25% of the financing expenses are attributed to loans taken in order to finance Baran’s real estate projects, including but not limited to Ezorie Dagan project. Furthermore a 7.6% devaluation of US $ against NIS and a 11.3 % devaluation of NIS against the Euro on one hand, and a negative inflation rate in Israel during 2003 on the other hand have led to a decrease in Baran’s financial expenses.

Goodwill impairment
Evaluations have been performed in relation to several of Baran’s and its subsidiaries assets and operations which amounted to NIS 36.3 million ($8.3 million) expenses for 2003. Following the merger and acquisition of o2Wireless Inc. Baran conducted an evaluation of former o2Wireless Inc. assets (hence Baran Telecom), which resulted in a unique goodwill write down of NIS 34 million ($ 7.75 million), (most of the impairment) in addition to an operational amortization write down (in accordance with Israeli GAAP) in the sum of NIS 10 million ($ 2.3 million).  If the company accomplishes its income targets and planned budget, no further amendment to Baran’s goodwill is expected.

Taxes on Income
During 2003, Baran’s income tax expense was NIS 9.8 million ($2.2 million) in spite of its pre tax loss of NIS 69.3 million ($15.8 million). The tax on income expense results from taxes attributable to the operations of some of Baran’s profitable subsidiaries, as well as to the fact, that several significant expenses Baran incurred during 2003 are not tax deductible, in particular the NIS 36.3million ($ 8.3 million) goodwill impairment and NIS 13.2 million ($ 3 million) of good will amortization expenses.

Liquidity and Capital Resources

Baran’s primary source of funds in 2000 and 2001 was cash generated from operations and retained earnings. However, in the years 2002 and 2003 during which Baran suffered negative cash flow, Baran used past cash surplus as well as bank credit as its main financing source. Baran generated negative cash flow from current operations in the fiscal year 2003 in the amount of NIS 63.3 million ($14.5 million), primarily as a result of extensive cash consumption by Baran Telecom activity and funding the operations in the “Nachshonim” project. Furthermore, endeavors to attract new project and participation in tenders of large-scale desalination B.O.O projects and preparations to execute them, resulted in expenses to Baran, however, the projects execution is suspended for the time being by the Israeli Government. Additionally, entry into new markets (mainly Romania and the Czech Republic) required the investment of substantial funds, which resulted in expenses to the company. On the other hand, Baran received the sum of NIS 14 million from D.B.S. Satellite Services (1998) Ltd. under a settlement agreement, which was approved by the Tel-Aviv District court on February 21, 2002, according to which, D.B.S. Satellite Services (1998) Ltd. agreed to pay Baran NIS 55.5 million over a period commencing on February 21, 2002 and lasting until December 31, 2004.  By the end of 2003, D.B.S. Satellite Services (1998) Ltd. has paid Baran NIS 41.95 million due pursuant to the settlement and an adjusted amount of NIS 13.55 million, for which Baran has obtained credit insurance, remains outstanding as of December 31, 2003.

Trade payables as of December 31, 2003 were NIS 67.7 million ($15.5 million), as compared with NIS 97.1 million ($22.2 million) as of December 31, 2002. The decrease in trade payables is due mainly to the general substantial decrease in Baran’s scope of operations. Short term credit from banks and others was NIS 134.7 million ($30.8 million) as of December 31, 2003 as compared with NIS 99.1 million ($22.6 million) as of December 31, 2002. Long-term credit from banks, net of current maturities was NIS 139.9 million ($31.9 million) as of December 31, 2003 as compared to NIS 163.7 ($37.4 million) as of December 31, 2002. The increase in the short term credit during 2003 was due primarily to loans from banks taken to finance Baran’s operations and, particularly, its U.S.A operations, while the decrease in the long-term credit during 2003, resulted from the fact that Baran paid off a substantial amount of its loans. Taking advantage of the low interest rates, on February 10, 2002, Baran entered into a loan agreement with Bank Leumi LeIsrael B.M., whereby the bank granted Baran a NIS 45 million loan for a period of three years, linked to the consumer price index and bearing an interest rate of 3.8%. On February 11, 2002 Baran entered into an additional loan agreement with Bank Hapoalim B.M., whereby the bank granted Baran a NIS 90 million loan for a period of five years, linked to the Israeli consumer price index and bearing an interest rate of 3.9%. The rates of the abovementioned loans were significantly lower than the loan rates generally offered in the Israeli market during 2003, and as a result, Baran managed to decrease its capital cost and its financing expenses.

Corporate Tax

During the years 2001 and 2002 Baran was subject to an effective tax rate of 39% and 43% on its profits, respectively, while in the year 2003 Baran had income tax expense of NIS 9.8 million ($2.2 million) in spite of the NIS (69.3) million ($(18.8) million) losses Baran suffered in 2003. The main reason for the income tax expense is the fact that several significant expenses Baran incurred during 2003 were not tax deductible, in particular the NIS 34 million ($ 7.75 million) goodwill impairment and NIS 10 million ($ 2.3 million) of good will amortization expenses. For additional information please see note 13 of the financial statements.
Israeli companies are generally subject to income tax at a corporate rate of 36% and dividends are taxed at 25%. The higher tax rate in the recent years is due to the inability to offset losses of certain companies (including those acquired and combined in the balance sheet) against profits from other companies.

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

Government Grants

Mobipower Ltd. (formerly known as T.P.S. Teleparking Systems Ltd.) and Baran Advanced Technologies (1986) Ltd. have been financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce. Royalties on the revenues derived from sales of products for which these grants were received are payable to the Israeli government, at a rate ranging from 2% to 3%. The technology developed with the governmental funding is subject to several legal restrictions, including the obligation to manufacture the product based on this technology in Israel and to obtain the Office of the Chief Scientist’s consent to transfer the technology to a third party. These restrictions, which continue to apply even after both Mobipower and Baran Technologies have paid the full amount of royalties payable for the grants, may impair Mobipower’ and Baran Technologies’ ability to outsource manufacturing or enter into similar arrangements for some of their products or technologies.  The aggregate amount received by Mobipower and Baran Technologies was NIS 4,445 thousands ($1,015 thousands), of which NIS 1,169 thousands ($267 thousands) was repaid and NIS 3,274 thousands ($748 thousands) remains outstanding.

Patents and Licenses

Part of Baran’s product development strategy is to seek, when appropriate, protection for its products and proprietary technology through the use of various Israeli, United States and foreign patents and contractual arrangements.

Baran Advanced Technologies (1986) Ltd., a wholly-owned subsidiary of Baran, holds several patents or has applied for patent protection in the following jurisdictions: a patent in Europe and in the United States on its Everswitch technology; a patent application in the United States and an international patent application for an optical mouse for deployment on a keyboard, produced on the basis of the Everswitch technology; and patents in Israel, Europe and the United States, and several pending patents in the United States, Europe  and internationally, for the Mobipower cellular parking system. However, as a result of Baran and its partner’s decision to minimize the development pace of the cellular parking system and all expenses related thereto, due to reasons described it detail in the 2003 Research and Development section of this item, Baran also decided to minimize its patent protection costs, mainly in countries where the chances for intellectual property rights violation are relatively low.
Advanced Logistics Development Ltd., an affiliated company of Baran, holds 52% of the shares in a company named Favoweb Ltd. Favoweb Ltd., is the sole owner of patents in Israel, Europe and the United States for a system for the collection and reporting of errors and failures in the Internet and Intranet through voice and video technologies, known as Favoweb. Advanced Logistics protects its other technological products through a special plug (a hardware based software protection system) that prevents unauthorized users from using its software, and through an internally developed device integrated within its software.

In addition, Baran protects its technological products and know-how through confidentiality agreements typically executed with employees, subcontractors and suppliers. Certain proprietary information and intellectual property rights enjoy the protection of Israeli statutory law and Israeli case law. Most of Baran’s activities and sales are performed in Israel, European countries and in the United States, where broad protection for intellectual property rights is available. Baran has also obtained patents in other countries worldwide, including those where intellectual property protection is not as broad as in the United States and Europe, such as countries in Asia. Baran’s patents have expiration dates ranging between the years 2010 and 2015.

Trend information

Throughout the 1990’s, the telecommunications and semiconductors industries enjoyed tremendous growth as telecommunications carriers made large capital investments in order to expand the presence and capacity of their networks, and upgrade their existing networks. In addition, semiconductors manufacturers made large capital investments to expand their production capacity to meet the demands of the growing market. However, with the economic downturn that began in 2001 and lasted until 2003, the recession, weakened economy and tightened capital markets caused telecommunication carriers and Semiconductors manufacturers to substantially limit their capital investments, reducing demand for deployment of new telecommunications networks and implementation of new projects in the Semiconductors industry. According to Baran’s current estimates, these industries are expected to begin a recovery during 2004, with some very preliminary minor recovery indicators spotted in 2003. First signs of this recovery might be seen in the declarations of large companies and organizations, of their intent to initiate projects, including, among others, the plans of the American Government in respect of its Homeland Security Project. An additional sign for recovery may be new (limited scale) project orders Baran received lately.

Baran continues to believes that traditional process-oriented industries, such as chemicals, petrochemicals, energy, and food processing, which are the target markets of Baran’s Industry division, face a prolonged slowdown and recession both in Israel and worldwide. The current economic climate has resulted in a decrease in the number of new projects for this division, and the number of new large-scale engagements for this divisions has consequently declined.

To address the challenges presented by the economic slowdown, Baran’s Industry division has expanded its areas of expertise to fields that have been less impacted by recent economic difficulties, such as the biotechnology, natural gas, water and pharmaceutical industries. Baran believes that traditional process- oriented industries will recover with the general recovery of the economy.

The Israeli market in which the Civil Engineering division operates has been relatively stable over the last few years and, absent of negative impacts of a war in the Middle East on these industries in Israel, Baran expects the market to grow in the coming years due to a number of large infrastructure, railway and construction projects planned by the Israeli government. Since the beginning of 2003, most of the industries in which each of Baran’s divisions operates have experienced a deep recession. These factors materially adversely affect businesses of each of Baran’s divisions although Baran’s divisions are not equally affected.

Impact of inflation and currency fluctuations

The dollar cost of Baran operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. The same is true in relation to Baran’s Euro cost of operations in Israel. During 2003, the dollar was devalued against the NIS by 7.6%, the NIS was devalued against the Euro by 11.3%, and the consumer price index in Israel decreased by 1.9%. During 2002, the NIS was devalued against the dollar by 7.3%, the NIS was devalued against the Euro by 27.2%, while the consumer price index in Israel increased by 6.5%.

In order to reduce its exposure to currency fluctuations, Baran is using two safeguards. First, Baran endeavors to create a correlation between the bases of income and expenses, to prevent exposure to fluctuations in the exchange rates. With respect to large projects and special projects where the consideration is linked to the U.S. dollar, or to the Euro or to the currency of another country, receipts and advances are usually linked to the currency in which most of the related expenditures will be incurred. For existing projects in Israel, changes in exchange rates are not of material significance for Baran, since the related income and expenses are in Israeli currency, so that there is no exposure to currency fluctuations. Second, the activities of Baran’s subsidiaries are carried out in the local currencies of their countries of residence, therefore Baran operates in numerous currencies which limits to some degree its exposure to fluctuations in exchange rates as it is not particularly exposed to one currency which are, usually, their functional currencies. Accordingly, Baran does not use any special hedging transactions to protect its operations.

Baran believes that the rate of inflation in Israel has had a minor effect on its business to date. As Baran’s long-term bank loans are linked to the Israeli CPI, the decrease in the CPI has led to a decrease in Baran’s liabilities. However, Baran’s dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind inflation in Israel.

The inflation rate in Israel in the recent five years:
During 1999	1.3%
During 2000	0%
During 2001	1.4%
During 2002	6.5%
During 2003	(1.9)%

Off-balance sheet arrangement

Baran as a leading engineering and infrastructure company is usually required by its customers to issue performance guarantees. If, for any reason, Baran has not succeeded in performing its obligations, or under other circumstances under a certain contract, the customer is entitled to forfeit the performance guarantee. The probability of such occurrence is usually considered remote, nonetheless, on April 1st, 2004, CDL, received a letter from the WDA in which the WDA notifies CDL of the termination of the Desalination Facility BOO Agreement. The WDA further announced that, it intends to collect the Performance Bond issued to it by CDL. The Bond on the sum of NIS 35 million ($7.78 million), (Baran’s share of NIS 11.67 million ($2.59 million)) was forfeited on May 2nd, 2004. CDL rejects all the allegations made against it and intends to use all applicable legal measures against WDA. CDL and WDA have already entered and arbitration process and Baran’s legal counsel is of the opinion that CDL has good legal arguments against the WDA.

Furthermore, according to the conditions of the “Nachshonim” project performed by Baran and two partners, a performance guarantee has been issued in favor of the State of Israel in the sum of NIS10 million (approximately $2.3 million). Due to recent difficulties in carrying out the project, if Baran and its partners do not meet certain terms and conditions, the State of Israel may consider forfeiting all or part of the performance guarantee.

Baran and its two partners in  the “Nachshonim” project believe that an additional year beyond the time schedule agreed upon with the client is required for completion of the project. Baran and its two partners submitted a Change Order request for an extension they believe is required for completing the project. If they fail to obtain the client’s consent, Baran and its two partners will be required to pay the sum $21,000 per each day of delay. The project management estimates that the likelihood of obtaining the additional extension is probable

Baran current estimation is that additional Off-balance Sheet arrangements are not material and that at the moment, it seems that such arrangements are not expected to lead to any substantial risk or exposure to Baran in the foreseeable future.

Tabular disclosure contractual obligations (in thousands of dollars)

The following table summarizes our contractual obligations and commitments as for December 31, 2003:

Contractual Obligations	Total	Less Than 1 year	1-3 Years	3-5 Years	More than 5 Years

Short-term bank credit and bank loans	25,126	25,126
Accounts payable and accruals (1)	41,229	41,229
Long-term bank loans (2)	37,577	5,638	21,289	10,650
Lease agreements (3)	6,690	2,138	1,892	2,660
Total contractual obligations	129,629	89,307	27,012	13,310

(1) Accounts payable and accruals include our trade accounts payable for services that have already been supplied.

(2)  Long-term bank loans include principal and interest payments in accordance with the terms of the credit facilities granted to Baran by Bank Leumi and Bank Hapoalim.

(3) Lease agreements include both operating lease and lease obligations of cars, equipment, office space and warehouse space mainly in Israel and the United States.

Critical Accounting Policies and Significant Accounting Estimates

In completing Baran’s Financial Statements, management is required to make a number of assumptions and estimates that directly and materially impact the consolidated financial statements and related disclosures. Those assumptions and estimates form the basis for certain of Baran’s accounting policies described in note 1 to Baran’s consolidated financial statements. The accounting policies that are most important to the portrayal of Baran’s financial condition and results of operations, and require management’s most difficult, subjective or complex judgments, are considered to be critical accounting policies. Because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between Baran’s estimates and actual results. Management believes that each of Baran’s assumptions and estimates are appropriate in light of the facts currently available, and represent the most likely future outcome. Baran believes its critical accounting policies relate to its estimates of costs to complete projects and revenue recognition on its contracts, the collectibility of its contracts and trade receivables, and warranty provisions.

Below you may find the accounting policies that are most important to the portrayal of Baran’s financial condition and results of operations. For further information and for information regarding significant estimates used in preparing Baran’s consolidated financial statements see Note 1 of the consolidated financial statements.

Revenue recognition from contracting work in progress.
Baran recognizes revenue from contracting work by the percentage-of-completion method, provided the following conditions are met: collection of revenues is expected, revenues and costs can be estimated reasonably, and there is likelihood that the project will be completed and that contractual obligations to customers will be met. When estimating the final outcome is impractical, Baran uses a zero estimate of profit (i.e. equal amounts of revenue and cost are recognized until results can be estimated more precisely) (“zero profit method’’).

In addition to the above mentioned revenues recognition methods, profits from contract work on buildings is recognized by the percentage of completion method if the stage of completion has reached at least 25%; prior to this stage profits are recognized by the zero profit method. Baran measures progress toward completion based on the output measure of value added for its turnkey project. Baran determines the relative value added of each component to the total project value added based on the ratio of costs of the component to total expected costs, at the commencement of the project. Such ratio of relative value of each component remains unchanged during the project. Relevant component output measures are used to determine progress toward completion of each component. The project percentage of completion method (weighting the appropriate components) is applied to the total estimated project revenues and project costs to determine the amount of revenue and costs recognized, on a cumulative basis. Changes in estimates for revenues, costs, and profits are recognized in the period in which they are determinable using the cumulative catch-up method of accounting. In respect of work for which a loss is anticipated, a provision for the entire loss is made immediately.

Allowance for doubtful accounts.
The allowance is determined for specific debts of which collection is doubtful.

Research and development expenses.
Research and development expenses are charged to income as incurred. Grants from government departments for approved projects are recognized as a reduction of expenses as the related cost is incurred (see also note 15g to Baran’s financial statements).

Warranty provisions.
A warranty provision is provided in Baran’s financial statements for:

•	those projects where a warranty period is defined in the relevant agreement, or
•	based on past experience with a specific project where expenses were incurred for a customer during the warranty period.

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

Recently issued accounting pronouncements in Israel

In October 2001, the IASB issued Israel Accounting Standard No. 12  “Discontinuance of Adjusting Financial Statements for Inflation”, which provided for the discontinuance of adjusting financial statements for the effects of inflation, as of January 1, 2003.  In December 2002, Accounting Standard No. 17 was issued that postponed the date from which Accounting Standard No. 12 is to be applied until January 1, 2004. The inflation-adjusted amounts as of December 31, 2003, as presented in these financial statements will be the basis for the nominal-historical financial reporting in the following periods.

The implementation of Standard No. 12 will mainly affect the financial income (expenses).

Upon implementation of Standard No. 12, Clarifications No. 8 and 9 to Opinion 36 of the Israeli Institute will be canceled and will be replaced with effect from January 1, 2004 by Israel Accounting Standard No. 13  “Effect of Change in Foreign Currency Exchange Rates”, which was issued at the same time as Standard No. 12.  Most of the provisions of Standard No. 13 correspond to the provisions, which appeared in the above mentioned clarifications. Nevertheless, the following matters will affect the translation of the financial statements of overseas operations:

Goodwill resulting from the acquisition of such operations will be treated – commencing from the date that this standard comes into effect – as an asset of the investee company and will be translated into NIS as stipulated by the standard (formerly, goodwill was treated as an asset of the holding company).

Operating results from overseas operations will be translated into NIS at the exchange rates existing on the dates of the transactions (or at the average exchange rates for the period, where these approximate the actual exchange rates), and not at the year-end exchange rate.

In February 2003, Accounting Standard No. 15 of the IASB “Impairment of Assets” became effective.  This standard requires a periodic review of the need for a change in the provision for the impairment of the Company’s non-monetary assets,  fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies.

Commencing in 2003, the Company assesses at each balance sheet date whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets. When such indicators of impairment are present, the Company evaluates whether the carrying value of the assets in the Company’s accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount.

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash-generating unit to which that asset belongs. A cash-generating unit includes goodwill allocated to that unit, and any impairment loss relating to that unit is initially allocated to the goodwill and then to the other assets. The impairment loss is carried directly to income. Where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other then goodwill) may be cancelled or reduced in the future, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value.

With effect from 2003, the Company reviews whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investment in associated companies. In 2001, the Company recorded a provision for the impairment of its investment in an associated company. The investment in this associated company is presented at the lower of the investment amount, under the equity method (before making the impairment provision), and its recoverable amount, in accordance with clarification No. 1 of Accounting Standard No. 15, as long as the recoverable value, on which the impairment provision was based, remains unchanged, the company will record its share in the associated company’s losses (up to the amount of the impairment provision) by reducing the aforesaid provision, without having effect on the company’s results. In addition it was determined that the loss caused by the impairment will be reclassified as share in profits of associates companies

Recently Issued Accounting Pronouncements in the United States

FAS 132
In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (“FAS 132 (revised 2003)”). This statement revises employers’, disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans.
Part of the new disclosures provisions are effective for the 2003 calendar year-end financial statements, and accordingly have been applied by the Company in these consolidated financial statements. The rest of the provisions of this Statement, which have a later effective date, are currently being evaluated by the Company.

FIN 46
In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, non - controlling interests, and results of activities of a VIE in its consolidated financial statements.

Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective dates. Most recently, in December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46. This partial deferral established the effective dates for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity. In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, if the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

The Company has currently no variable interests in any VIE. Accordingly, the Company believes that the adoption of FIN 46 and FIN 46-R will not have a material impact on its financial position, the results of its operations and and/or its cash flows.

SAFE HARBOR

This statement contains forward-looking statements as defined by federal securities laws which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, intentions, projections, developments, future events, performance or products, underlying assumptions, and other statements which are other than statements of historical facts. In some cases, you can identify forward-looking statements by terminology such as ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘expects,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘anticipates,’’ “contemplates,” ‘‘believes,’’ ‘‘estimates,’’ ‘‘predicts,’’ ‘‘projects,’’ ‘‘potential,’’ ‘‘continue,’’ and other similar terminology or the negative of these terms. From time to time, we may publish or otherwise make available forward-looking statements of this nature. All such forward-looking statements, whether written or oral, and whether made by us or on our behalf, are expressly qualified by the cautionary statements described on this statement, including those set forth below, and any other cautionary statements which may accompany the forward-looking statements. In addition, we undertake no obligation to update or revise any forward-looking statement to reflect events, circumstances, or new information after the date of the information or to reflect the occurrence of unanticipated events, and we disclaim any such obligation.

Forward-looking statements are only predictions that relate to future events or our future performance and are subject to known and unknown risks, uncertainties, assumptions, and other factors that may cause actual results, outcomes, levels of activity, performance, developments, or achievements to be materially different from any future results, outcomes, levels of activity, performance, developments, or achievements expressed, anticipated, or implied by these forward-looking statements. As a result, we cannot guarantee future results, outcomes, levels of activity, performance, developments, or achievements, and there can be no assurance that our expectations, intentions, anticipations, beliefs, or projections will result or be achieved or accomplished.

ITEM 6. DIRECTORS AND SENIOR MANAGEMENT

Baran’s directors and executive officers and their ages and positions are as follows:

Name Age Principal Position

Meir Dor	57	Chairman of the Board of Directors and CEO
Menachem Gal	56	Senior Executive Officer and Director
Abiel Raviv	59	Senior Executive Officer and Director
Israel Gotman	57	Executive Officer and Director
Isaac Friedman	54	Executive Officer and Director
Israel Scop	53	Executive Officer and Director
Liora Ofer	50	Director
Arieh Shaked	54	Outside Director
Tami Gottlib	47	Outside Director& Chair of the Audit Committee
Sasson Shilo	49	VP & Chief Financial Officer and Secretary
Giora Gutman	52	Industry Division President and Director

The business experience, principal occupation and employment, as well as the periods of service, of each of the board members and executive officers of Baran are set forth below:

Meir Dor has served as a director and CEO of Baran since 1991 and has served as the chairman of the board of directors of Baran since 1992. Mr. Dor is also a director of the following Baran subsidiaries: Baran Advanced Technologies (1986) Ltd., Baran Technical Products Management and Marketing Ltd., H.A.J.I Ltd., Mobipower Ltd., A.R.- A.D.Y.R. Constructions Ltd., Meissner-Baran Ltd., Industrial Centers E.O.D. Ltd., Lead Control Ltd., Tefen Industrial Engineering Management and Systems Analysis Ltd. and its subsidiaries, InTime Ltd., B&W Projects Inc, Baran Raviv Thailand Ltd. and Baran Telecom Inc. Mr. Dor received his B.Sc in Management and Industrial Engineering from the University of Tel-Aviv, Israel in 1978.

Menachem Gal has served as a director of Baran since 1991, and has served as co-managing director and head of business development of Baran since the second half of 2001. Mr. Gal also serves as a director of the following Baran subsidiaries: Baran Inbar Projects (1987) Ltd., Baran Energies International Ltd., Notev - Management & Operation Ltd., Baran Engineering and Projects (1983) Ltd., Baran Project Construction Ltd., Meissner-Baran Ltd., Baran Alrig Ltd,. H.A.J.I Ltd., Green Anchors Ltd., Baran Raviv Thailand Ltd. and Nes-Pan Ltd.

Abiel Raviv has served as a Senior Officer of Baran since 1993 and served as a director of Baran since 1997, Mr. Raviv has also served as co-managing director since 1994. Mr. Raviv served as a co-managing director of Baran Raviv Startup and Entrepreneur Ltd. until 1997. Until 1999, Mr. Raviv served as the head of Baran’s telecommunications division. Mr. Raviv serves as a director of the following Baran subsidiaries: Baran Raviv Telecom Ltd., B&W Projects Inc., Baran Raviv Thailand Ltd., Baran Telecom Inc. Mr. Raviv received his B.Sc. in Mechanical Engineering from Technion, Israel Institute of Technology in 1970 and a M.Sc. in Mechanical Engineering (Turbomechanics) from Union College, Schenectady, New York, in 1974.

Israel Gotman has served as a director and an Officer of Baran since 1991. Between the years 1990 and 2001, Mr. Gotman served as chief executive officer of several of Baran’s subsidiaries. Mr. Gotman currently serves as a director of Baran Industries (91) Ltd. Mr. Gotman holds a B.Sc. in Mechanical Engineering from the Faculty of Mechanical Engineering, Moscow (1972).

Isaac Friedman has served as a director of Baran since 1991, until 2004 Mr. Friedman served as the head of the Civil Engineering Division of Baran. Between the years 1990 and 1999, Mr. Friedman served as vice president of Baran Project Construction Ltd., where he currently serves as chief executive officer. Mr. Friedman serves as a director in the following Baran subsidiaries: Baran Project Construction Ltd., A.R.- A.D.Y.R. Constructions Ltd. and Baran Infrastructure & Construction Ltd. Mr. Friedman graduated as a Practical Construction Engineer from the Technical College of the Negev, Beer-Sheva, Israel in 1975, and received his B.Sc. in Business Management from Champlain College, Illinois, in 2000.

Israel Scop has served as a director of Baran since 1991. Until 1998, Mr. Scop served as vice president in Baran-Project Construction Ltd. Between 1998 and 2000, Mr. Scop acted as chief engineer of Baran’s engineering companies. As of 2000, he is responsible for community relations and special engineering projects for Baran. Mr. Scop holds a B.Sc. in Mechanical Engineering from the Technion, Institute of Technology, Haifa, Israel (1972).

Liora Ofer has served as a director of Baran since 1999. During the past five years Ms. Ofer has served in different roles in the Ofer Brothers group of companies, including Israel Chemicals Ltd. and its subsidiaries, and has served as the managing director of Almog Eilat Shore Ltd. Ms. Ofer also serves as a director of a number of Israeli companies: United Mizrahi Bank Ltd., Ofer Development and Investments Ltd., Malisron Ltd., Almog Eilat Shore Ltd., Neot Almog Shore (1990) Ltd., Almog Hotel Management Ltd., Almog Shore Haifa (1996) Ltd., Neve Almog Shore Ltd., Laguna Hotel Ltd., Oro Investments Ltd., Oro Foreign Investments (1999) Ltd., Halidor Entrepreneurs Ltd., and Ofer Brothers Assets (1957) Ltd. Ms. Offer is a member of the Audit Committee.

Arieh Shaked has served as an outside director of Baran since 2000. During the past five years Mr. Shaked has served as chairman of the board of directors of a number of Israeli companies: Enosh Security and Maintenance Ltd., Enosh Building Maintenance Ltd., Enosh Human Resources Services and Security Eilat Ltd. Mr. Shaked is also a director of Arami Shaked 2000 Ltd. and Nehushtan Investments Ltd. Mr. Shaked holds a BA in Political Sciences, Business Management from Bar-Ilan University, Tel-Aviv, Israel (1982) and an MA in Social Sciences and Mathematics from the University of Haifa, Israel (1989). Mr. Shaked is a member of the Audit Committee.

Tami Gottlieb joined Baran as an outside director in July, 2002. Ms. Gottlieb is currently joint owner and CEO of a private consulting and investment banking company - Harvest Capital Markets Ltd. and serves as a director in a number of Israeli companies: Emilia Development (M.O.F.) Ltd., RoboGroup Ltd., Maalot - The Israeli Rating Company Ltd., T.R.A. Tel Aviv Radio Ltd., “Dan” Transportation Company Ltd., Incredimail Ltd., Hassin Esh Ltd., PolySack Ltd. and Credit Information Association (CIA) Ltd. Between 1997 and 2001, Ms. Gottlieb served as CEO and director of Investec General Management and Underwriting Ltd. prior to 1997 Ms. Gottlieb served as CEO both at Oscar Gruss (Israel) Ltd. and before that at Maalot - The Israeli Rating Company Ltd..  Ms. Gottlieb holds a BA in International Relations from The Hebrew University, Jerusalem, Israel (1978) and an MA in Economics from Indiana University Bloomington, Indiana, USA (1980). Ms. Gottlieb is a member of the Audit Committee and serves as the board’s financial expert.

Sasson Shilo joined Baran in 1992 and serves as Baran’s vice president of finance and as secretary of Baran. Mr. Shilo serves as a director in the following Baran subsidiaries: Baran Technical Products Management and Marketing Ltd., , Enco Systems Projects (1997) Ltd., A. Etzion Consultants & Engineers Ltd., Baran Alrig Ltd, Tefen Industrial Engineering Management and Systems Analysis Ltd., Mobipower Ltd, BMEC Ltd., B&W Projects Inc. and Industrial Centers E.O.D. Ltd. Mr. Shilo holds a BA in Economics from the Ben Gurion University, Beer-Sheva, Israel from 1984 and an MBA in Business Management from the Ben Gurion University, Beer-Sheva, Israel (1989).

Giora Gutman has served as a director of Baran since 2003 and in various positions since joining the company in 1994. Mr. Gutman became Head of the Industry Division and CEO of Baran Engineering & Projects (1983) Ltd. in 2001. Mr. Gutman serves as a director in the following Baran subsidiaries: Baran Engineering and Projects (1983) Ltd,. Lead Control Ltd., Baran Industries (91) Ltd., Notev - Management & Operation Ltd., Intime Ltd., Carmel Desalination Ltd., Tefen Industrial Engineering Management and Systems Analysis Ltd. and Baran Inbar Projects (1987) Ltd. Mr. Gutman holds a B.Sc in Mechanical Engineering from Ben Gurion University.

Compensation

During 2003 Baran paid to all its directors and senior management as a group an aggregate amount of NIS 4.2 million ($1million) in salaries, fees and bonuses. Other than the payment to non-employee directors of NIS 173,000 (approximately $40,000) for their participation in board meetings, no directors received cash compensation for serving in such positions in the year ended December 2003.

Five highest compensated persons in Baran

Position	Compensation
Industry Division President and Director	NIS 1, 240,000 ($283,000)
Former President, Chief Operation Officer and Director	NIS 875,003 ($200,000)
Senior Executive Officer and Director	NIS 375,000 ($86,000)
Senior Executive Officer and Director	NIS 375,000 ($86,000)
Executive Officer and Director	NIS 375,000 ($86,000)

Board Practices

Baran’s Articles of Association provide that Baran’s board shall consist of no less than three and no more than 13 directors. Each director who is not an outside director is elected at an annual general meeting or a special meeting of Baran’s shareholders by a vote of the holders of a majority of the voting power represented and voting at that meeting. Outside directors are elected and may be removed only in accordance with the provisions of the Israeli Companies Law (described below). Baran’s Board currently consists of 13 directors, two of whom are outside directors. Each director who is not an outside director will hold office until the next annual general meeting of Baran’s shareholders, unless terminated earlier by a simple majority vote of the shareholders at a general meeting, or if he or she becomes insane, is declared bankrupt, or resigns, or upon his or her death.
A simple majority of Baran’s shareholders voting at a general meeting may remove any of Baran’s directors, other than outside directors, from office and may elect replacement directors or fill any vacancy in the board, other than vacancies created by an outside director. Each of Baran’s co-managing directors are considered to be executive officers, serve at the discretion of the board and hold office until his or her successor is elected or until his or her earlier resignation or removal. The other executive officers are appointed by management, and terms of their employment are subject to the approval of the board of directors. There are no family relationships among any of Baran’s directors or executive officers.

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed on an exchange, including the Tel Aviv Stock Exchange or the Nasdaq National Market, are required to appoint two outside directors. Arieh Shaked and Tami Gottlib were appointed as Baran’s outside directors under the Israeli Companies Law. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or any entity under the person’s control has or had during the two years preceding the date of appointment any affiliation with the company or any entity controlling, controlled by or under common control with the company. Outside directors may be appointed only in accordance with the provisions of the Israeli Companies Law as described below.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•

service as an office holder, excluding service as a director for a period of not more than three months during which the company first offered its shares to the public. The term “office holder’’ is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

No person can serve as an outside director if the person’s position or other business creates, or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If at the time an outside director is appointed all current members of the board of directors are of the same gender, then that outside director must be of the other gender.

Until the lapse of two years from termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election of the outside director; or

•	the total number of shares voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an outside director is three years. The outside director may be reelected to one additional term of three years by a majority vote at a shareholders meeting, subject to the conditions described above for election of outside directors. Outside directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and even then only if the outside directors cease to meet the statutory requirements for their appointment or if they violate their duty of loyalty to the company. If an outside directorship becomes vacant, a company’s board of directors is required under Israeli Companies Law to call a shareholders’ meeting immediately to appoint a new outside director.

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

Employees

As of December 31, 2003, Baran and its subsidiaries had employed approximately 1,454 employees, approximately 1,189 of whom were based in Israel, 106 in United States, 30 in United Kingdom, 104 in Germany, 18 in Thailand and 7 in Africa. The breakdown of Baran’s employees by division is as follows:

Year ended December 31	2001	2002	2003

Baran management	39	42	34
Communication division	380	645	416
Civil Engineering division	125	134	124
Industrial division	490	466	440
Technology and Services division	390	388	440

Total	1,424	1,675	1,454

Share Ownership

•

On November 3, 2003 Baran’s board of directors resolved to approve an Employees Option Plan to Baran’s Israeli Employees. Five (5) employees of Baran and its subsidiaries participate in the Option Plan and will receive, up to 82,000 options. The options are non-tradable registered bonds, and will be granted for no consideration. Each option grants the employee the right to purchase one Baran’s ordinary share par value 1.00 NIS each, against payment of the exercise price. The Shares will be registered for trade in the Tel-Aviv Stock Exchange.

Each one of the employees, covered by the plan, is domiciled in Israel and is not a “controlling shareholder” and/or “interested shareholder” and/or director and/or CEO in the Baran, and will not become “controlling shareholder” and/or “interested shareholder” in Baran Group, following the grant of the options, based on the assumption that he/she will exercise all the options to be granted to him/her. On December 22, 2003, 74,000 options were granted under the plan.

The options granted are equally divided into two classes, series 1 options and series 2 options. The exercise price for exercising the option and converting it into a share shall be as follows: The exercise price of series 1 options, shall be the price of the share in the Tel- Aviv Stock Exchange at the end of the trading date on the date of granting. The exercise price of series 2 options, shall be the price of the Share in the Tel- Aviv Stock Exchange at the end of the trading date on the date of granting plus $5; according to the representative rate known on the morning of the worker’s submission of his/her  notice to exercise options.

The exercise period of each option shall be twelve months from the end of the barring period.

The options shall be barred for a period of not less than twelve months (12) from the end of the tax year during which the options have been granted and deposited with the trustee. Half of the options are barred for a period of two years from their date of grant and the other half is barred for a period of three year from the date of their grant.

The option holders shall receive a bonus in NIS equal to $2 per option, in the event the options cannot be excised due to the fact the exercise price will be equal or lower than the share trading price. Please see Note 12 for more details.

•

On December 1, 2003, Baran granted 74,000 out of 116,000 options included in the 2003 Employees and Consultant Stock Option Plan, to its US domiciled employees, which was filed on November 11, 2003. As a result of Baran’s decision on June 25, 2004 to delist its shares from the Nasdaq National Market, Baran requested removal from registration of the Shares registered for the purpose of the Stock Option Plan, to its US domiciled employees. Accordingly, on June 25, 2004 Baran filed a Post-Effective Amendment to the Registration Statement to deregister the 116,000 Ordinary Shares issued for the Stock Option Plan, to its US domiciled employees. Baran US domiciled employees shall continue to enjoy the above Stock Option Plan and Baran intends to amend the Plan in accordance with the delisting decision.

Under the Plan, any employee of Baran or of an affiliate of Baran who is domiciled in the United States and certain consultants will be eligible to receive Stock Options awards, provided, the individual is not (i) an owner of Ordinary Shares representing more than five (5%) of the equity rights in the Company, (ii) a director of the Company, or (iii) a “Baal Inyan” (interested party) as that term is defined in Section 1 of the Israeli Securities Act.

A Stock Option granted under the Plan represents the right to purchase the number of Ordinary Shares of Baran, par value NIS 1.00 per share, set forth in the Option Agreement evidencing the Option.  When a Stock Option is granted the recipient becomes the owner of the Stock Option, subject to such vesting and forfeiture provisions as may be set forth in the Option Agreement.  Only upon exercise of the Stock Option, subject to the terms of the Stock Option Agreement, does the recipient become the owner of the Ordinary Shares subject to the Stock Option.  The Plan provides for the grant of Incentive Stock Options, which meet the criteria set forth in the Internal Revenue Code and non-qualified stock options which do not meet the criteria of the Internal Revenue Code.  The tax consequences to a participant vary depending upon whether his or her option is an Incentive Stock Option or a non-qualified stock option.

The purchase price per share covered by each option is $7.02, which equaled the average price of a Baran’s shares on the Nasdaq National Market at the end of each of the fourteen (14) consecutive trading days, such period ending on the trading day immediately prior to the date of the grant of the options. The options granted are exercisable for a one-year period commencing on the second anniversary of the granting date and ending on the third anniversary of the granting date.  The period from the date of the granting of the options to the second anniversary of the date of the granting of the options is referred to as the “Barring Period”. The options may not be exercised after the third anniversary of the granting date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information as of June 28, 2004 concerning the beneficial ownership of the Baran ordinary shares by each shareholder known by Baran to be the beneficial owner of more than 5% of the outstanding shares, current members of the board of directors of Baran, certain Baran executive officers, and all directors and current executive officers as a group. Except as otherwise indicated, the business address for each of the following persons is Baran House,8 Omarim St. Industrial Park, Omer 84965,Israel, as well as 5 Menachem Begin Ave., Beit Dagan 50200, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned

Meir Dor (2)	1,351,914	16.14%
Bank Leumi LeIsrael B.M. Funds (1)	1,134,681	13.55%
Clal Insurance Enterprises Holdings Ltd	701,436	8.37%
Bank Hapoalim	421,695	5.03%
Israel Gotman (2)	201,923	2.41%
Israel Scop (2)	185,719	2.22%
Abiel Raviv (2)	183,100	2.19%
Menahem Gal (2)	129,252	1.54%
Isaac Friedman (2)	88,615	1.06%
Sasson Shilo	11,000	0.13%
Giora Gutman	35,000	0.42%
Liora Ofer	0

Arieh Shaked	0

Tami Gottlib	0

All current officers and directors as a group (11 persons)	2,186,523	26.1%

(1)Bank Leumi LeIsrael B.M. controls the voting shares of various investment and other funds that own the Baran ordinary shares. These numbers of shares are based on reports provided to Baran by the Bank.
(2) Meir Dor, Menachem Gal, Isaac Friedman, Israel Gotman, Abiel Raviv and Israel Scop are directors of Baran and have entered into a voting agreement pursuant to which they have agreed to vote their shares to elect directors of Baran.

Related Party Transactions

On January 31, 2000 Baran entered into an agreement with a shareholder of A.L.D. Advanced Logistics Development Ltd. (“A.L.D.”), whereby the parties granted each other several rights with respect to the disposition of their shares, determined the dividend distribution policy in the company and agree to coordinate their voting with respect to the election of directors as well as other matters to be voted on at Advanced Logistics’ general meeting of shareholders. All such agreements are no longer valid as a result of the sale of Baran holdings in A.L.D on May 31, 2004.

In addition, Baran has oral agreements with all its wholly owned subsidiaries, pursuant to which Baran receives management fees from the subsidiaries in amounts ranging from 4% to 5% of each subsidiary’s annual revenues. Baran has a written agreement with Tefen, pursuant to which Baran receives consulting fees from Tefen in an amount equal to the cost of the yearly compensation of a co-managing director in Tefen (NIS 1,038,000, $237,000 in 2003). Baran has a written agreement with A.L.D., pursuant to which Baran receives consulting fees from A.L.D  in an amount equal to the cost of the yearly compensation of the president of A.L.D (NIS 324,000, $73,990 in 2003). The above agreement was automatically terminated as a result of the sale of Baran holdings in A.L.D on May 31, 2004

On October 18, 1999, Mr. Raviv transferred all his rights in connection with the appointment of directors of Baran to Meir Dor. During the year 2001, Mr. Gal and Mr. Friedman transferred all their rights in connection with the appointment of directors of Baran to Meir Dor, the above transfer shall remain valid until its cancellation.

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

In an agreement dated March 27, 1992 Meir Dor, Menachem Gal, Isaac Friedman, Israel Gotman, Jonathan Inbar and Israel Scop, agreed to coordinate their vote with respect to the election of directors to the board of Baran as well as other matters to be voted on at Baran’s general meetings of shareholders and granted each other several rights with respect to the disposition of their shares. The parties signed subsequent agreements with Abiel Raviv, dated October 21, 1997 and October 7, 1998 joining Mr. Raviv to the agreement, and modifying the manner in which directors shall be elected to the Baran board. An addendum dated December 10, 2000 specified certain conditions for the effectiveness of these agreements. An explanation regarding controlling shareholders transactions and board of directors election under Israeli law may be found in Item 10.

Legal Proceedings

During 2003 the number of legal claims in which Baran is a party increased materially. This increase is a direct result of the recession in Israel and economic slow down, as well as the high profile nature of Baran’s projects, which leads to an automatic joinder of Baran as a party. Until now the legal treatment resulted in remarkable achievements. A number of legal claims held in Israel, the alleged sum of which reached millions of New Israeli Shekels, were eventually settled for less than $20,000.  More details on Baran’s legal affairs appear in Note 11 of the financial statements.

ITEM 8. FINANCIAL INFORMATION

Our consolidated financial statements are incorporated herein by reference to pages F-1 through F-108.

ITEM 9. OFFERS AND LISTING

Market and Share Price History

Baran ordinary shares have been traded on the Tel Aviv Stock Exchange under the symbol “BRAN’’ since March 26, 1992.

The following table sets forth the high and low sales prices, in NIS, of Baran ordinary shares as quoted on the Tel Aviv Stock Exchange for the periods indicated:

	High	Low
2002
1st quarter	97.53	77.34
2nd quarter	79.49	43.30
3rd quarter	50.10	26.86
4th quarter	28.55	23.62

2003
1st quarter	35	26.37
2nd quarter	39.24	33.1
3rd quarter	38.5	24.98
4th quarter	33.62	25.14

The annual high and low market prices for Baran ordinary shares (in NIS) for the five most recent full fiscal years:

	High	Low
2003	39.24	24.98
2002	97.53	23.62
2001	119.75	60.95
2000	161.65	93.84
1999	104.56	26.48

The high and low market prices for Baran ordinary shares (in NIS) for the most recent six months:

	High	Low
June 20, 2004	28.12	26.69
May 30, 2004	33.06	26.11
April 31, 2004	37.03	33.63
March 31, 2004	37.87	29.29
February 2004	32.76	29.6
January 2004	36.31	31.75

On November 15, 2002, Baran’s shares commenced trading on the Nasdaq National Market, under the symbol “BRAN” the following table sets forth, for the periods indicated and available, the high and low reported sales prices of the ordinary shares on the Nasdaq National Market:

The annual high and low market prices for Baran ordinary shares (in $) for the two most recent full fiscal years:

	High	Low
2003	8.87	5.41
2002	8.48	5.32

	High	Low
2003
1st quarter	7.9	5.41
2nd quarter	8.87	6.99
3rd quarter	8.76	5.82
4th quarter	7.6	5.63

The high and low market prices for Baran ordinary shares (in $) for the most recent six months:

	High	Low
June 14, 2004	6.01	5.88
May 30, 2004	7.34	5.75
April 31, 2004	8.31	7.43
March 31, 2004	8.1	6.43
February 2004	7.58	6.51
January 2004	8.4	7.3

Baran’s resolution to delist its shares from the NASDAQ National Market

On June 25, 2004, Baran announced that Baran’s board of directors resolved to concentrate the trading of its securities on the Tel-Aviv Stock Exchange (hereunder, “TASE”) and to voluntarily delist its shares from listing in the Nasdaq. In addition to delisting Baran’s shares from Nasdaq, Baran currently intends, under applicable SEC rules, to thereby cease filing annual and other reports with the SEC once the delisting is effective by filing a Form 15. As part of the delisting process, the board further resolved to file a post-effective amendment to Baran’s registration statement on Form S-8, which was filed with the SEC late last year in connection with Baran’s employee option incentive program for United States employees, in order to deregister the unsold shares registered by that registration statement.
The deregistration process shall commence no later than July 10th, 2004. The board resolved to authorize Baran’s management to set the filing of Form 15 timing and to take all measures and acts required for the implementation of the deregistration process.

Baran’s plan to deregister its ordinary shares was made after careful consideration of the advantages and disadvantages of continuing its share registration in the United States and the rising costs and demands on management time arising in connection with SEC and NASDAQ compliance requirements. After considering the limited number of Baran’s US holders of record and the low trade volume of Baran’s shares on NASDAQ, as well as the growing internationalization of stock markets. And in light of the related high costs and continuous increase in the onerous duties set upon Baran and its officers, resulting of being a NASDAQ traded entity, the board resolved that the listing is no longer justified. Baran is eligible to deregister because it has fewer than 300 shareholders of record world-wide. Baran’s shares shall continue to trade in the TASE and Baran shall continue to make public reports in accordance with the Israeli Securities and Exchange Committee rules and regulations.

The board believes that currently, burdens associated with being a “reporting company” under the 1934 Act, including those arising under the provisions of the Sarbanes-Oxley Act of 2002 outweigh the advantages of being a dual-traded company. The board farther believes that since the registration of Baran’s shares for trade in the NASDAQ, Baran’s chances to raise funds through the NASDAQ in the near future have reduced and at present this possibility seems improbable. It is the board’s opinion that the deregistration resolution is for the benefit of Baran and all its shareholders, including its US holders of record, who will be able to continue their trade in Baran’s shares through the TASE, where Baran enjoys a substantially higher trade volume.

Whether at some later point Baran will re-establish itself as dual-traded is an open question and will be taken up at an appropriate time. For the foreseeable future, the board believes that the best course is to deregister Baran shares from trade in the NASDAQ and to remain listed in the TASE.

ITEM 10. ADDITIONAL INFORMATION

Articles of Association

Under Israeli law, the founders of a company must present to the Israeli Registrar of Companies the company’s Articles of Association. Upon receipt of a certificate of registration from the Registrar of Companies, the company is considered duly incorporated. Following incorporation, an Israeli company must notify the Registrar of Companies of, among other things, all issuance of shares, amendments to the Articles of Association and the name and addresses of its shareholders of record and directors. A company must also submit to the Registrar of Companies the annual reports and, as Baran is a publicly traded company, the audited financial statements that it submits to its shareholders, which all become a matter of public record. Baran’s Israeli incorporation number is 52- 003725-0.

Audit Committee

Under Israeli Companies Law, the board of directors of any company whose shares are listed on any exchange must appoint an audit committee comprised of at least three directors including all of the outside directors, but excluding the:

•	chairman of the board of directors;
•	general manager;
•	chief executive officer (or managing director);
•	controlling shareholder; and
•	any director employed by the company or who provides services to the company on a regular basis.

Baran’s board has appointed Tami Gottlib, Liora Ofer and Arieh Shaked as members of its audit committee. Under Israeli Companies Law, the role of the audit committee is to identify irregularities in the business management of the company, in consultation with the internal auditor and the company’s independent accountants, and suggest an appropriate course of action.

Approval of Transactions with Office Holders and Controlling Shareholders

The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders. The term controlling shareholder, includes a shareholder that holds 50% or more of the voting rights in a public company; if the company has no shareholder that owns more than 50% of its voting rights, then the term also includes any shareholder that holds 25% or more of the voting rights of the company. An audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the two outside directors are serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine whether a company’s actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor may be an employee of the company but may not be an interested party or an office holder, an affiliate, or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent accountant or its representative. An interested party is defined in the Israeli Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one director or more or the chief executive officer (or managing director) of the company or any person who serves as a director or as a chief executive officer (or managing director).

Approval of Specified Related Party Transactions under Israeli Law

The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and executive officers. The duty of care requires an office holder to act with the degree of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to a company’s affairs that the office holder received as a result of his or her position as an office holder.

The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company, and in any event not later than the first meeting of the board of directors at which such transaction is considered. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Under the Israeli Companies Law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	that is not on market terms; or

•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Israeli Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, however, a transaction that is adverse to the company’s interest may not be approved. If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a transaction, other than a transaction which is not an extraordinary transaction, and which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors have a personal interest in the matter, the transaction also requires the approval of the shareholders of the company.

Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and any undertaking to indemnify or insure an office holder who is not a director requires both board and audit committee approval. In general, arrangements regarding the compensation, indemnification and insurance of directors require audit committee and shareholders approval in addition to board approval.

Under the Israeli Companies Law, the disclosure requirements, which apply to an office holder, also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and a majority of the shareholders of the company. In addition, the shareholders’ approval must fulfill one of the following requirements:

•

at least one-third of the shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting must vote in favor of approving the transaction; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction may not represent more than 1% of the voting rights in the company.

Under Israeli Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and the other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•	an amendment to the articles of association;
•	an increase in the company’s authorized share capital;
•	a merger; and
•	approval of related party transactions that require shareholder approval.

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

Exculpation, Insurance and Indemnification of Directors and Officers

Under Israeli Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of the duty of loyalty of the office holder. However, the company may approve an act which otherwise will be treated as a breach of the duty of loyalty of an office holder provided that the office holder is acting in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for a breach of duty of care but only if a provision authorizing such exculpation is inserted in its Articles of Association. Baran’s current Articles of Association do not include such a provision. An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its Articles of Association, and provided that the indemnification undertaking is limited to foreseeable liabilities and was in reasonable amounts as determined by the board of directors. Baran’s Articles of Association contain such a provision, and limit it further by stating that the aggregate indemnification amount will not exceed 25% of Baran’s net equity, as stated in its most recent financial reports before the actual indemnification. Baran may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by court; and

•

reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party, or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to a third party; and

•	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine levied against the office holder.

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

Baran has adopted a provision in its Articles of Association permitting voting by proxy. When Baran solicits the votes of its shareholders in the United States, it sends proxy cards to them. The Israeli Companies Law also permits shareholders to vote by written ballot by signing a voting instrument attached to the proxy statement; however, this provision of the law is not yet in force, and will only take effect once the Minister of Justice issues regulations providing the procedure for such vote. Holders of Baran ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person or by proxy. Israeli law does not provide for public companies such as Baran to have shareholder resolutions adopted by means of a written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This is required, when, for example, voting at shareholder meetings on matters such as changes to the Articles of Association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder must also avoid oppression of other shareholders. In addition, any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s Articles of Association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty and there is no binding case law that addresses this subject directly. Any voting agreement is also subject to observance of these duties.

An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot (if permitted), and voting on the resolution. Under the Israeli Companies Law, a resolution for the winding up of the company or for changing its Articles of Association requires approval by holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot (if permitted) and voting on the resolution. Unless otherwise provided in the Articles of Association or the Israeli Companies Law, all other resolutions of Baran shareholders require a simple majority.

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

The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by Baran’s Articles of Association, or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares.

Issuance of shares to a person holding 5% or more of the company’s shares or that will become 5% shareholder, requires the approval of the general meeting, in addition to the board of directors’ approval. Other issuance of shares to interested parties is subject to several restrictions.

The approval of a merger will be given in a resolution of the general meeting adopted by an ordinary majority.

Through a resolution adopted by a regular majority, Baran may:

•

Enlarge its share capital in an amount to be decided, through the creation of new shares at a par value, with terms and rights as shall be decided.  Such a decision can be taken whether or not all the existing shares have been issued or a resolution has been made to issue them, or whether they have not all been issued or a resolution has not been made to issue all of them.

•

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

•	Issue redemption shares and to redeem them, to the extent permitted by law.

•

Unless the terms of the issuance of such shares provide otherwise, to convert, cancel, exchange, expand, add or change in any other manner the rights, preferences, advantages, limitations and provisions connected to or that are not at such time connected to any of the classes of shares.

•	Cancel authorized share capital that has not yet been issued, to the extent permitted by law.

•	Combine and re-divide its share capital into shares with larger par values than the existing par values.

•

Re-divide all or some of its share capital through a redistribution of the existing shares into shares of smaller par value than that of the existing shares, in accordance with the provisions of the law.

•	Reduce its share capital, in the same manner and under the same conditions, and subject to having obtained the approvals as required by law.

•

The special rights granted to holders of shares or of a class of shares that have been issued, including shares that have been issued with senior rights or other special rights, will not be considered to have been changed by the creation or issuance of additional shares of the same rank, unless otherwise provided in the terms of the issuance of those shares.

Any change, conversion, cancellation, expansion, addition or other change in the rights, preferences, advantages, limitations or provisions connected with a specific class of shares that has been issued to shareholders of Baran shall be subject to the consent of the holders of the outstanding shares of that class, such consent to be given in writing by the owners of all outstanding shares of that class, or by a resolution adopted by an ordinary majority at the meeting of shareholders of that class – i.e., a class shareholder meeting.

The Board of Directors may, in its discretion, resolve any difficulty that may arise in order to carry out any such resolution.  Without limiting the said authority of the Board of Directors, in the event that as a result of a combination of shares, there are shareholders, the combination of whose shares leaves them with fractional shares, the Board of Directors may:

•

Sell the total of all the fractional shares, and appoint a trustee for this purpose in whose name the certificates will be issued for the shares made up of the fractions, which will be sold and the consideration for which will be distributed to the entitled shareholders, after deducting fees and expenses; or

•

Allot to each of the shareholders regarding whom the combination has left with fractional shares, shares of the same class as were held before the combination, paid in full, in an amount, which after being combined with the fractional share will come to a single full combined share. Such allotment will be considered to have taken effect immediately before the combination;

•

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

In any event of a combination of shares into shares with a larger par value, the Board of Directors may establish arrangements for the purpose of overcoming any difficulty that may arise in connection with the combination, and the board is permitted to determine which shares are to be combined into a particular share or into another. In the event of combination of shares that are not owned by the same owners, the Board may establish arrangements for the sale of the combined share, the manner of its sale and the manner of distribution of the net consideration received, and to appoint a person who shall carry out the transfer, and every action taken by such person shall be valid and may not be challenged.

Subject to the provisions of the Articles of Association, the Board of Directors may issue shares and other securities which are convertible or which may be realized as shares, up to the limit of the Company’s authorized share capital.  It may, within the scope of the authority thus granted to it, and in return for cash or other form of consideration, issue shares (or otherwise deal with them), and with those reservations and conditions, whether regarding the premium paid, the par value or the deduction, and at those times that it sees fit, and to grant to any person the right to demand the issuance of shares during a particular period, and for such consideration as the Board of Directors may determine.

In the event that Baran’s shares are offered for sale, there is no obligation to make a similar offer to all or to some of the holders of the Company’s shares. Upon the issuance of shares, the Board of Directors may establish various conditions for the shareholders, with regard to consideration, the amounts the payment of which is demanded and/or the time of the payment of such shares.

Material Contracts

As part of a compromise agreement, a consortium, which is composed of Baran (50%) and Ionics Inc. (50%), was announced by Mekorot The Water Company (the Israeli National Water Company), as the exclusive winner of a tender to the construction of a water desalination facility in Ashdod, Israel. The project will be erected on a “Turn Key” basis and its construction estimated cost is approximately $95 million.

On July 4, 2003 BMD was awarded the exclusive right to negotiate the performance of a bid for the construction and operation in Romania of a 13 KM, four lanes and four bridges highway. The construction of the project shall be accomplished within two years and BMD will be granted with the right to operate the highway for 10 years. The estimated cost of the project is approximately 25 million Euro and the expected income is approximately 46 million Euro, during 10 years.

On October 23, 2003, Nes Pan Ltd., which is held (50%) by Baran, has entered, as a partner, into a real estate project in Toronto Canada. The Project includes the construction of about 470 dwelling units in an area next to Lake Ontario in Toronto, Canada. The value of the Project is approximately 95 million Canadian Dollars. Nes Pan’s Ltd. share in the Project shall be 45% (consequently Baran’s share is 22.5%) and 50% in the control of the Project; 45% of the Project are held by another Israeli Company and the rest 10% are held by an American financial investor.
The construction of the Project and its progression is conditioned upon the scope of early sales of the dwelling unites, and expected to commence on the beginning of 2004 and last approximately two years.

On May 31st, 2004 the Company’s board of directors resolved to approve the sale of Baran holdings in A.L.D Advanced Logistics Developments Ltd. (“A.L.D”), amounting to 50.5% of A.L.D’s issued capital, to Dr. Zigmond Bluvband, for consideration in the sum of $1.65 million. Baran resolution to sell its holdings in A.L.D resulted from the fact that A.L.D’s activity is external to Baran’s core business scope. The above sale is in consistence with Baran’s policy as of mid 2003, to focus Baran’s activity on its core business, i.e. engineering, technology and construction solutions global services and following reduce in none engineering activities

Exchange Controls

Under Israeli law, non-residents of Israel who purchase ordinary shares with certain non-Israeli currencies (including US dollars) may freely repatriate in such non-Israeli currencies all amounts received in Israeli currency in respect of the ordinary shares, whether as a dividend, as a liquidating distribution, or as proceeds from any sale in Israel of the ordinary shares, provided in each case that any applicable Israeli income tax is paid or withheld on such amounts. The conversion into the non-Israeli currency must be made at the rate of exchange prevailing at the time of conversion. Under Israeli law and our company’s Memorandum and Articles of Association both residents and non-residents of Israel may freely hold, vote and trade ordinary shares.

Israeli Taxation

The following discussion is not intended to constitute a complete analysis of all tax consequences relating to the receipt, ownership or disposition of Baran’s ordinary shares and does not address any non-income tax or any non-Israeli tax consequences of the merger. On July 24, 2002, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 2002 (the “Amendment’’) was enacted by the Israeli authorities. This Amendment became effective as of January 1, 2003.

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

A foreign resident is a person who is not an Israeli resident. An Israeli resident is: an entity registered in Israel whose principal activity is in Israel, an entity that is registered as a foreign company, if it elects to be treated as an Israeli resident. This election is irrevocable for the three tax years after the election, unless the entity obtains a special permit. Under the Amendment, as of the effective date, any corporation that incorporated in Israel, an entity over which control and the management of its business are exercised in Israel, an individual residing in Israel, except for temporary absences, which do not contradict the individual’s claim of residence in Israel, would be considered an Israeli resident.

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

Israeli Taxation of Non-Israeli Holders of Shares

Israeli law provides that non-Israeli residents are subject to capital gains tax on the gains from the sale of a capital asset (including securities) in Israel or an asset located outside Israel that is a right, direct or indirect, to an asset in Israel unless an exemption is provided under any provision of a double-taxation treaty with Israel. Under the double-taxation treaty between Israel and the U.S. (the “Treaty’’), Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the Treaty, and who is entitled to claim the benefits available to the person by the Treaty.

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

Documents on Display

We are required to file reports and other information with the SEC under the Exchange Act and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

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

ITEM 11. QUANTATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows. The currency of the primary economic environment in which we conduct our operation is the New Israeli Shekel. During fiscal 2003, Baran derived approximately 74% of its revenues from projects performed in Israel (functional currency NIS), approximately 14% from the sale of products in the United States (functional currency US$), approximately 10% from projects performed in Europe (functional currency Euro), and approximately 2% from projects performed all over (such as Thailand and South Africa). Most of the expenses and revenues are incurred in NIS, US$ and Euro. Thus, our primary market risk exposures relate to interest rate movements and borrowing and to exchange rate movements on foreign currency in Israel. Baran takes various measures to compensate for the effects of both fluctuations in exchange rates and interest rates as detailed.

Foreign Exchange Risk and Interest Rates

Baran invests available cash in low risk instruments, such as government bonds issued by the Israeli government. Baran manages its exposure to financial risks closely, and evaluates the status of these risks twice a month. As a significant portion of Baran’s revenues and costs are derived or incurred in Israel, Europe, United States and the Far East, fluctuations in the exchange rate between the Israeli currency, the dollar and the Euro may have a significant effect on the results of operations of Baran.

Baran has not entered into any hedging transactions with respect to exchange rates related to its current projects, because the related income and expenses for the majority of those projects are in Israeli currency.

With respect to large scaled and long term projects, in Israel, in which the consideration to be received by Baran is linked to the US dollar, Baran tries to correlate the bases of income and expenses in order to prevent exposure to fluctuations in the exchange rates. In these projects, receipts and advances are usually linked to the currency in which most of the related expenditures will be incurred.

Baran’s non-Israeli-based companies typically carry out their activities in the local currency, so that the revenues from those activities are not exposed to fluctuations in exchange rates. Conversion of those companies’ results of operations into Israeli currency for the purpose of inclusion in the consolidated financial statements is made in accordance with the principles detailed in note 1 to Baran’s financial statements.

Companies that conduct transactions that are linked to foreign currency, or transactions directly with suppliers outside of Israel, generally link the payment under those transactions to the currency in which the transactions are performed. Any gaps in the linkage are attributed by Baran to financing expenses.

Due to the continuous increase in Baran’s activity in projects outside of Israel or with foreign customers, a large part of the group’s activity is not carried out in Israeli currency, but rather in local currency (usually US dollars or Euros). Conversion of the results of operations of Baran’s foreign subsidiaries into Israeli currency for the purpose of inclusion in the consolidated financial statements is made in accordance with principles detailed in note 1 to Baran’s financial statements.

Baran invests part of its available funds in debentures repaid on timetables that are generally similar to the timetables for discharge of most of its current and long-term obligations. The interest rate earned from these debentures typically is not lower than the interest rate charged from Baran in connection with the discharge of such obligations. Baran’s long and short term investments, usually, bear higher return than the interest charged for its long term loans.

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

The table below sets forth the interest rates for long term loans and long term bank loans, including current maturities:

	Weighted average interest rates as of December 31,

		December 31

	2003	2002	2003

	%	Adjusted NIS

		i n t h o u s a n d s

In dollars or linked thereto	*3	808	133
In Euros or linked thereto	6.21	6,302	6,885
Linked to the Israeli CPI	3.94	166,414	141,150
Unlinked	6.85	16,099	16,383

		189,623	164,551

* interest is based on libor + 1%

In the short term, due to frequent fluctuations in the exchange rates of the NIS against the US$ or Euro, it is very difficult to avoid exposure. The use of NIS loans, as set forth in the table above, result, in the short term, in financing exposure and financing gaps, such as:

•	a loan, which was taken in NIS was converted to US$ and used for Baran Telecom day to day operations.

•	a loan taken in NIS was converted to Euro and US$, and used for investment in Europe and Canada.

•

evaluation or devaluation in exchange rates of the Euro or US$ or both against the NIS, will result in exposure, which will be reflected in the net financing item, as a direct and complete function, to the date of the balance, by the changes of the exchange rate multiplied by the amount of the loan.

Classified by currency, linkage terms and interest rates, the short-term credit (excluding current maturities of long-term loans) is as follows:

	Weighted interest rates at December 31,

		December 31

	2003	2002	2003

	%	Adjusted NIS

		in thousands

In, or linked to, foreign currencies	2.59–3.43	58,232	66,558
Linked to the Israeli CPI	6.18	6,480	2,047
Unlinked	6-7	8,539	41,423

		73,251	110,028

In the regular course of business, Baran is exposed to a variety of market risks, which usually do not deviate from normal market risks in a corporation’s activity. Baran is not dependent on a single supplier or customer, due to the variety of activities, geographical spread, and the fields in which it is engaged. Nevertheless, every year there is a number of customers (changing from year to year) for whom Baran carries out especially large projects. However this tendency is changing and Baran dependency on few substantial customers decreased from 71% of its turnover in 2001 to 10% of its turnover in 2003. Baran, as a service provider, is highly dependent on the business of its customers. Fluctuation of demand for the products or services provided by its customers has a significant influence on the scope of services acquired by those customers from Baran.

This dependency also affects the current cash flow of Baran, and in difficult market conditions, as well as problematic credit terms and improper payment morality, may result in negative cash flow from Baran’s current activity.

The exposure to the depreciation of the real estate and in Baran’s holdings value and the economic downturn and recession both in the Israeli and in the global markets resulted in a general depreciation of real estate, as well as depreciation of Baran’s holdings and their value. Baran and its subsidiaries own real estate and also have investments and holdings, which their value might be lower due to the general depreciation, as explained above. Whenever the need arises Baran performs a valuation of its holdings and real estate in the acceptable manners (cash flow, external valuations, valuation of publicly traded companies). Notwithstanding, the value of investments, holdings and real estate will be monitored and valuated at various reporting intervals, in order to present the real value of those items, such as the re-evaluation of Baran Telecom’s goodwill, which resulted in a write down of $8.3 million.

The exposure to market risks is handled on a current basis and is frequently discussed on meetings of Baran’s managing directors, and is reported to the Board at least twice every quarter. Baran’s internal auditor carries out from time to time, and according to guidelines of the Board (through its audit committee), inspections pertaining to Baran’s market risks, relating to both financial and current trading factors.

Baran’s and more than half of its subsidiaries, most used currency is the Israeli currency. Accordingly, Baran attempts to protect itself against any exposure arising from the difference between assets and liabilities in each currency other than the Israeli currency. Baran strives to limit its exposure to exchange rate fluctuations by attempting to maintain similar levels of assets and liabilities in any given currency, to the extent possible, and does not enter into derivative transactions to hedge its exchange rate risk. However, this method of “natural’’ hedging is not always achievable.

The table below sets forth the monetary assets and liabilities of Baran during 2003:

	D e c e m b e r 3 1, 2 0 0 3

	Linkage to Euro	Linkage to U.S dollar	CPI linked	Unlinked	Others	Total

	Adjusted NIS in thousands

Adjusted NIS :
Assets:
Current assets	72,925	74,535	60,083	181,090	3,432	392,065
Long term loan and long-term receivables		134	502	13,686		14,322

	72,925	74,669	60,585	194,776	3,432	406,387

Liabilities:
Curent liabilities	78,530	55,608	2,325	140,157	6,550	283,170
Long term bank loans (including current maturities)	7,016		140,474	11,911		159,401
Other long term liabilities				5,150		5,150
Capital notes issued to minority shareholders of a subsidiary			22,388			22,388

	85,546	55,608	165,187	157,218	6,550	470,109

It is clear from the table above that Baran’s current assets and current liabilities in each of the most used currencies, hence $US and Euro, are correlated; so that sharp foreign exchange fluctuations will not materially expose Baran. By correlating between each currency and assets and liabilities, the Company aims to obtain a natural hedging process to minimize the risks related to fluctuations in foreign exchange rates.

In the recent years, inflation fluctuation in Israel was very unpredictable. In 2003 the inflation rate in Israel was (1.9)% as compared to 6.5% inflation rate in 2002. This situation directly influences Baran, and creates difficulties in hedging and planning inflationary risks. Therefore at any given time Baran holds both CPI linked and non-CPI linked assets and liabilities.

Deduction of current NIS CPI linked liabilities from NIS CPI linked assets results in an exposure in the sum of NIS104.6 million, on the other hand, deduction of current NIS non-CPI linked liabilities from NIS non-CPI linked assets results in a surplus in the sum of NIS 37.5 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF RECORDS

None.

ITEM 15. CONTROL AND PROCEDURES

As required by Rule 13a-15 under the United States Exchange Act Baran carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 15th, 2004, being the date of Baran’s most recently completed fiscal year. This evaluation was carried out under the supervision and with participation of Baran’s Chief Executive Officer, Meir Dor, and Chief Financial Officer, Sasson Shilo and concluded that Baran’s disclosure control and procedures are effective in timely alerting management to material information relating to Baran required to be included in its periodic filings with the SEC.

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed in Baran’s reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and regulations. Disclosure control and procedure include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Baran’s reports filed under the Exchange Act is accumulated and communicated to management, including Baran’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

There were no changes in Baran’s internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, Baran’s internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers, or persons performing similar functions and effected by the registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and disposition of the assets of Baran;
(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Baran are being made only in accordance with authorization of management and directors of the registrant;

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant’s assets that could have material effect on the financial statements.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Ms. Tami Gottlib is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Ms. Tami Gottlib and each of the other members of the Audit Committee is an “independent director” as defined in the Exchange Act and the rules and regulations promulgated hereunder.

ITEM 16B. CODE OF ETHICS

Baran adopted a Code of ethics in order to codify those standards that Baran believes are reasonably designed to deter wrong-doing and to promote, among other things, adherence to honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, compliance with applicable governmental laws, and accountability for adherence to the Code of Ethics. Baran undertakes to provide a copy of the Code of Ethics to any person without charge upon request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman (PricewaterhouseCoppers Israel) has served as Baran’s independent public accountant for each of the fiscal years in the three years period ended December 31, 2003, for which audited financial statements appear in the annual report on Form 20-F. The auditor is elected annually at the Annual General Meeting.

The following table presents the aggregate fees for professional services and other services rendered by that PricewaterhouseCoppers Israel to Baran in 2002 and 2003.

	2003	2002

Audit Fees(1)	$156,923	$167,308
Tax Fees(2)	$13,077	$7,692
All Other Fees(3)	$19,916	$40,000
Total	$189,916	$215,000

(1) Audit fees consist of fees billed for the consolidated balance sheet of Baran Group Ltd. and related consolidated statements of income, changes in shareholders’ equity and cash flow. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents, attestation service relating to audit. Additionally, the fee includes assurance and related services that are reasonably related to the performance of the audit of Baran’s financial statements or that are traditionally performed by the external auditor and include consultations concerning financial accounting and reporting standards.

(2) Tax fees include fees billed for tax compliance services, including tax consultations, tax advice related to mergers and acquisitions.

(3) All other fees include fees billed for due diligences relate to planned acquisitions, financial model and consulting services related to reorganization of Baran.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee of Baran’s Board of Directors is responsible, among other things, for the oversight of the external auditor. The Audit Committee has adopted a policy regarding the pre-approval of audit and permissible non-audit services provided by the independent auditors.

The substance of the Audit Committee charter is as follows:

•	The Audit Committee is a committee of the Board of Directors.

•

The Committee assist the Board in fulfilling its oversight responsibility to the shareholders and others by reviewing (1) the Company’s financial statements and the financial reporting process, (2) the systems of internal accounting and financial controls, (3) the internal audit function, (4) the annual independent audit of the Company’s financial statements, and (5) business irregularities and compliance with laws and regulations.

•	It is the responsibility of the Committee to maintain free and open communication between the Committee, the independent public accountant, the internal auditor and management of the Company.

To fulfill its responsibilities, the Committee shall:

Internal Accounting and Financial Controls:

•

Review with management, the internal auditor and the independent public accountant, the adequacy of internal accounting and financial controls.  This review shall include inquiry about significant risks and exposures, and assessment of the effectiveness of management plans to minimize such risks.

•	Evaluate whether management is effectively communicating and ensure employee understanding of the importance of effective internal accounting and financial control procedures.

•

Determine whether internal accounting and financial control improvement recommendations made by the internal auditor and the independent public accountant have been appropriately implemented in a timely manner by management.

Financial Reporting:

•

Review and discuss with management and the independent public accountant the accounting policies which may be viewed as critical to the Company, and review and discuss significant accounting and reporting issues, including financial reporting proposals and understand their impact on the Company’s financial statements.

•

Review the Company’s annual financial statements and management’s discussion and analysis with management, the internal auditor, and the independent public accountant and determine whether the financial statements (a) are complete and consistent with the information known to Committee members, and (b) reflect appropriate accounting principles.

•	Discuss with the independent public accountant, matters relating to the conduct of the audit as required by professional auditing standards.

•	Review with the Company’s general counsel legal matters that could have a significant impact on the financial statements.

•

Review with management and the independent public accountant financial statements, including the results of the independent public accountant’s review of the financial statements, several times during the year.

Business Irregularities and Legal Compliance:

•

Identify irregularities in the management of the Company’s affairs through interviews and in consultation with the Company’s management, the internal auditor and the independent public accountant. In the event that the Committee identifies any irregularities, it will suggest to the Board of Directors remedial courses of action. The Committee shall be fully entitled to rely on such interviews and consultations, including reports by such parties and shall be under no obligation to conduct any independent investigation or verification.

Independent Public Accountant:

•	Review, in advance of the commencement of the audit, the proposed audit scope and fees to be paid to the independent public accountant pursuant to the decision of the Board or the general meeting.

•	Review the experience and qualifications of the senior members of the independent public accountant’s team and the quality control procedures of the independent public accountant.

•	Recommend to the Board, which shall recommend to the general meeting of the Company’s shareholders, the appointment of the independent public accountant.

•

Receive periodic written statements from the independent public accountant delineating all relationships between the independent public accountant and the Company, discuss with the independent public accountant any disclosed relationships or services that may impact the objectivity and independence of the independent public accountant, and recommend any appropriate actions to be taken.

•	Approve, in advance, any Board resolution regarding the engagement of the independent public accountant to provide non-audit services and the fee for such services.

•	Ensure that the lead audit partner and review partner on the Company’s account at the independent public accountant are changed not less frequently than once every five fiscal years.

Internal Audit:

•

Review the Company’s internal audit function including the independence and authority of its reporting obligations, its effectiveness, proposed control review plans and resources for the coming year, and the coordination of such plans with the independent public accountant.

•	Review and concur in the appointment, replacement, reassignment or dismissal of the internal auditor.

Other Responsibilities:

•	Review and update this Charter annually, and receive approval of changes from the Board.

•	Provide the independent public accountant, internal auditor and management with appropriate opportunities to meet privately with the Committee.

•	Review and approve related party transactions with office holders and controlling shareholders as required by applicable law or as referred by the Board.

•

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities.  The Committee shall be empowered to retain independent counsel and other professionals to assist in the conduct of any investigations or to advise the Committee on other matters, the fees of which shall be paid by the Company.

•	Prepare a letter for inclusion in the Company’s annual report that describes the Committee’s composition and responsibilities, and how they are discharged.

In meeting its responsibilities, the Committee’s policies and procedures shall be flexible so that it may react to changing circumstances or conditions.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2003 neither Baran nor its affiliates have purchased Baran’s shares.

The following table sets forth the shares held by Baran and its subsidiary as of December 31, 2003:

2003

Baran Group Ltd.	179,736
Baran Industries (91) Ltd.	43,209
Baran projects Construction Ltd.	3,925
Baran Technology Products Management and Marketing Ltd.	129,473

PART III

ITEM 17. Not Applicable

ITEM 18. FINANCIAL STATEMENTS

BARAN GROUP LTD.

(An Israeli Corporation)

BARAN GROUP LTD.

(An Israeli Corporation)

(In adjusted New Israeli Shekels (NIS).  Year ended December 31, 2003 - with convenience translation into U.S. dollars (note 1b(4)).

Kesselman & Kesselman Certified Public Accountants (Isr) 6 Yaski Street Be’er Sheva 84222 Israel Telephone +972-8-6277020 Facsimile +972-8-6276351

REPORT OF INDEPENDENT AUDITORS

To the shareholders of
BARAN GROUP LTD.

We have audited the consolidated balance sheets of Baran Group Ltd. (hereafter -the Company) as of December 31, 2002 and 2003 and the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries and proportionately consolidated companies and joint ventures, whose assets included in consolidation constitute approximately 1% and 3.5% of total consolidated assets as of  December 31, 2002 and 2003, respectively, and whose revenues included in consolidation constitute approximately 24.8%, 4.1% and 8.1% of total consolidated revenues for the years ended December 31, 2001, 2002 and 2003, respectively. We did not audit the financial statements of associated companies, the Company’s investment in which, as reflected in the balance sheets as of December 31, 2002 and 2003, is adjusted NIS 26,818,000 and adjusted NIS 24,181,000,respectively, and the Company’s share in the profits (losses) of which aggregates adjusted NIS 127,000, adjusted NIS 1,040,000 and adjusted NIS (617,000), in the years ended December 31, 2001, 2002 and 2003, respectively. The financial statements of the above subsidiaries, proportionately consolidated companies, proportionately consolidated joint ventures and associated companies were audited by other independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in accordance with the standards of the Public Company Accounting Oversight Board (United States), including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors referred to above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2003 and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net income (loss) for each of the three years in the period ended December 31, 2003 and the determination of consolidated shareholders’ equity at December 31, 2002 and 2003 to the extent summarized in note 20 to the consolidated financial statements.

As explained in note 1b, the consolidated financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

As discussed in note 1e to the consolidated financial statements, effective July 1, 2003, the Company changed its method of accounting for investment in associated companies to conform with clarification No. 1 of Israel Accounting Standard No. 15, “Impairment of Assets”.

Beer Sheva, Israel	Kesselman & Kesselman
May 21, 2004	Certified Public Accountants (Isr.)

BARAN GROUP LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31

	2002	2003	2003

	Adjusted new Israeli shekels (note 1b)		Convenience translation into U.S. dollars (note 1b(4))

	In thousands

A s s e t s (note 19)

CURRENT ASSETS (note 14):
Cash and cash equivalents (note 1p)	90,273	64,282	14,680
Short-term investments (note 15a)	86,228	63,818	14,574
Restricted cash (note 19)	1,394	1,314	300
Accounts receivable (note 15b):
Trade and income receivable	257,060	231,720	52,916
Other	46,594	49,162	11,227
Inventories (note 15c)	9,185	16,476	3,763

T o t a l current assets	490,734	426,772	97,460

INVESTMENTS, LOANS AND LONG-TERM RECEIVABLES:
Investments in associated companies (note 3)	26,818	24,181	5,521
Other investments, loans and a long-term receivable (note 4)	27,862	12,627	2,884
Deferred income taxes (note 13b)	1,559	1,723	393

	56,239	38,531	8,798

LAND AND BUILDINGS FOR LEASE, net of accumulated deprecation and amortization (note 5)	61,718	62,391	14,248

FIXED ASSETS, net of accumulated deprecation and amortization (note 6)	72,192	65,786	15,023

GOODWILL, net of accumulated amortization (note 7)	97,258	51,210	11,694

OTHER INTANGIBLE ASSETS, net of accumulated amortization (note 7)	6,002	2,627	600

	784,143	647,317	147,823

Date of approval of the financial statements May 21, 2004.

Meir Dor	Sasson Shilo
Chairman of the Board	Secretary and CFO
Of Directors and CEO

	December 31

	2002	2003	2003

	Adjusted new Israeli shekels (note 1b)		Convenience translation into U.S. dollars (note 1b(4))

	In thousands

Liabilities and shareholders’ equity (note 19)

CURRENT LIABILITIES (note 14):
Short-term bank credit and bank loans (note 15d)	99,143	134,718	30,765
Accounts payable and accruals (note 15e):
Trade	97,136	67,684	15,456
Other	155,677	112,859	25,773

T o t a l current liabilities	351,956	315,261	71,994

LONG-TERM LIABILITIES (note 14):
Liability for employee rights upon retirement, net of amount funded (note 10)	5,732	5,092	1,163
Bank loans, net of current maturities (notes 8 and 19)	163,731	139,861	31,939
Capital notes issued to minority shareholders in a subsidiary, net (note 9)	10,948	10,722	2,449
Deferred income taxes (note 13b)	50	22	5

T o t a l long-term liabilities	180,461	155,697	35,556

COMMITMENTS AND CONTINGENT LIABILITIES (note 11)

T o t a l liabilities	532,417	470,958	107,550
MINORITY INTERESTS	8,957	10,483	2,394

SHAREHOLDERS’ EQUITY (note 12):
Share capital - ordinary shares of adjusted NIS 1 par value (authorized: December 31, 2002 and 2003 - 20,000,000 shares; issued and outstanding: December 31, 2002 and 2003 - 8,375,884 shares)	14,951	14,951	3,414
Capital surplus	70,835	70,835	16,176
Differences from translation of foreign currency financial statements of subsidiaries and a proportionately consolidated company	(141)	236	54
Retained earnings	162,773	85,503	19,525
Cost of Company shares held by the Company and its subsidiaries (December 31, 2002 and 2003 - 232,416 shares and 356,344 shares, respectively)	(5,649)	(5,649)	(1,290)

T o t a l shareholders’ equity	242,769	165,876	37,879

T o t a l liabilities and shareholders’ equity	784,143	647,317	147,823

The accompanying notes are an integral part of the financial statements.

BARAN GROUP LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Year ended December 31

	2001	2002	2003	2003

	Adjusted new Israeli shekels (note 1b)			Convenience translation into U.S. dollars (note 1b(4))

	In thousands (except per share data)

REVENUES (note 18):
Construction projects and services	911,549	708,516	487,519	111,100
Sale of products	90,830	167,909	197,555	45,114
Lease of buildings	6,284	7,471	7,401	1,921
Management fees from proportionately consolidated companies, proportionately consolidated joint ventures and associated companies	2,303	6,524	2,973	679

T o t a l revenues	1,010,966	890,420	695,448	158,814

COST OF REVENUES (note 15f):
Construction projects and services	741,532	594,668	434,779	99,287
Sale of products	89,440	156,941	186,790	42,655
Lease of buildings	1,560	2,537	2,598	594

T o t a l cost of revenues	832,532	754,146	624,167	142,536

GROSS PROFIT	178,434	136,274	71,281	16,278
RESEARCH AND DEVELOPMENT EXPENSES	3,663	6,001	1,291	295
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES, net:
Selling and marketing, net (note 15g)	9,484	23,171	20,445	4,669
General and administrative (note 15h)	59,062	52,486	73,245	16,727

OPERATING INCOME (LOSS)	106,225	54,616	(23,700)	(5,413)
FINANCIAL INCOME (EXPENSES), net (note 15i)	7,816	(17,125)	(10,046)	(2,295)
OTHER INCOME (EXPENSES), net:
Goodwill impairment			(36,304)	(8,290)
Other (note 15j)	412	1,036	733	167

INCOME (LOSS) BEFORE TAXES ON INCOME	114,453	38,527	(69,317)	(15,831)
TAXES ON INCOME (note 13)	44,496	16,953	9,826	2,244

INCOME (LOSS) AFTER TAXES ON INCOME	69,957	21,574	(79,143)	(18,075)

SHARE IN PROFITS (LOSSES) OF ASSOCIATED COMPANIES, net (note 15k)	(3,174)	1,040	(617)	(141)

MINORITY INTERESTS IN LOSSES OF SUBSIDIARIES, net	574	2,142	2,490	569

NET INCOME (LOSS)	67,357	24,756	(77,270)	(17,647)

EARNINGS (LOSS) PER SHARE - basic and diluted	8.91	3.19	(9.64)	(2.20)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING –basic and diluted-in thousands (note 1q)	7,565	7,759	8,018	8,018

The accompanying notes are an integral part of the financial statements.

BARAN GROUP LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Capital surplus	Differences from translation of foreign currency financial statements of subsidiaries	Retained earnings	Cost of Company shares held by the Company and its subsidiaries	Total

	Number of shares	Amount

		In thousands

Adjusted new Israeli shekels (note 1b):

BALANCE AT JANUARY 1, 2001	7,736,468	14,312	54,056		115,815	(3,902)	180,281

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2001:
Net income					67,357		67,357
Issuance of restricted shares	185,250	195					195
Differences from translation of foreign currency financial statements of subsidiaries				(57)			(57)
Dividends (adjusted NIS 4.2 per share)					(32,061)		(32,061)

BALANCE AT DECEMBER 31, 2001	7,921,718	14,507	54,056	(57)	151,111	(3,902)	215,715
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2002:
Net income					24,756		24,756
Issuance of shares within framework of acquisition of subsidiary (see note 2b)	454,166	444	16,779				17,223
Differences from translation of foreign currency financial statements of subsidiaries				(84)			(84)
Dividends (adjusted NIS 1.7 per share)					(13,094)		(13,094)
Cost of acquisition of Company shares by a subsidiary (67,526 shares)						(1,747)	(1,747)

BALANCE AT DECEMBER 31, 2002	8,375,884	14,951	70,835	(141)	162,773	(5,649)	242,769
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2003:
Loss					(77,270)		(77,270)
Differences from translation of a foreign currency financial statements of subsidiaries and a proportionately consolidated company				377			377

BALANCE AT DECEMBER 31, 2003	8,375,884	14,951	70,835	236	85,503	(5,649)	165,876

Convenience translation into U.S. dollars (note 1b(4)):

BALANCE AT JANUARY 1, 2003	8,375,884	3,414	16,176	(32)	37,172	(1,290)	55,440

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2003:
Loss					(17,647)		(17,647)
Differences from translation of foreign currency financial statements of subsidiaries				86			86

BALANCE AT DECEMBER 31, 2003	8,375,884	3,414	16,176	54	19,525	(1,290)	37,879

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

BARAN GROUP LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2001	2002	2003	2003

	Adjusted new Israeli shekels (note 1b)			Convenience translation into U.S. dollars (note 1b(4))

	I n t h o u s a n d s

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	67,357	24,756	(77,270)	(17,647)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Income and expenses not involving cash flows:
Minority interests in losses of subsidiaries, net	(574)	(2,142)	(2,490)	(569)
Share in profits (losses) of associated companies, net of a dividend received therefrom	313	925	2,110	483
Depreciation and amortization	10,899	18,666	27,823	6,354
Goodwill impairment			36,304	8,290
Deferred income taxes, net	2,595	1,448	758	172
Capital loss (gain):
On sale of fixed assets	(78)	(1,626)	(560)	(128)
On disposal of shares of associated company			(507)	(116)
On sale of investment designated for sale			(649)	(148)
In respect of a provision for anticipated loss due to a possible conversion of convertible securities issued by an associated company	(53)	(120)	116	26
Impairment of fixed assets			177	40
In respect of impairment in value of investment in an associated company	4,359
In respect of impairment in value of other investments			1,075	246
Increase (decrease) in liability for employee rights upon retirement, net	1,159	(194)	(591)	(134)
Exchange and linkage differences on principal of long-term loans	814	2,744	366	84
Exchange differences on long-term bank deposit and erosion of long-term loans granted, net	(623)	(86)	709	162
Decrease (increase) in value of short-term marketable securities, net	(134)	1,780	(5,618)	(1,283)
Income received in non-marketable options			(1,260)	(288)

	18,677	21,395	57,763	13,191

(Continued) – 2

BARAN GROUP LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2001	2002	2003	2003

	Adjusted new Israeli shekels (note 1b)			Convenience translation into U.S. dollars (note 1b(4))

	I n t h o u s a n d s

Brought forward	18,677	21,395	57,763	13,191
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade receivables and income receivable	(29,619)	58,161	34,979	7,988
Other	14,149	3,042	(7,894)	(1,803)
Increase (decrease) in accounts payable and accruals:
Trade	97,288	(174,989)	(31,074)	(7,096)
Other	(13,759)	(104,797)	(51,544)	(11,768)
Increase (decrease) in customer advances, net of inventory in respect of work in progress	(8,137)	(16,937)	4,723	1,079
Decrease (increase) in inventories	6,689	8,095	(7,150)	(1,633)
Decrease in long-term receivables		29,715	14,158	3,233

	66,611	(197,710)	(43,802)	(10,000)

	85,288	(176,315)	13,961	3,191

Net cash provided by (used in) operating activities	152,645	(151,559)	(63,309)	(14,456)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets and buildings for lease	(21,675)	(20,712)	(10,733)	(2,451)
Acquisition of subsidiaries consolidated for the first time (a)	(11,033)	(10,367)	361	82
Investment in associated companies	(984)	(792)
Sale of investment designated for sale			4,916	1,122
Other investments acquired	(255)
Proceeds from sale of investment in an associated company			918	210
Proceeds from sale of fixed assets	4,609	4,364	4,342	992
Decrease (increase) in short-term deposits, net	5,918	878	(4,338)	(991)
Increase in restricted cash		(1,394)
Grant of long-term loans		(545)	(240)	(55)
Increase in long-term deposits	(10,913)		(697)	(159)
Sale (purchase) of short-term marketable securities - net	(388)	(83,835)	33,637	7,681

Net cash provided by (used in) investing activities	(34,721)	(112,403)	28,166	6,431

(Continued) - 3

BARAN GROUP LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2001	2002	2003	2003

	Adjusted new Israeli shekels (note 1b)			Convenience translation into U.S. dollars (note 1b(4))

	I n t h o u s a n d s

Brought forward	117,924	(263,962)	(35,143)	(8,025)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of restricted shares	195
Long-term bank loans received	25,566	151,977	1,454	332
Repayment of long-term bank loans	(27,009)	(7,935)	(26,802)	(6,121)
Dividend paid	(32,061)	(13,094)
Dividend paid to minority shareholders in a subsidiary			(221)	(50)
Cost of acquisition of Company shares held by a subsidiary		(1,747)
Capital note issued to minority in a subsidiary			2,433	556
Short-term bank credit – net	28,342	705	6,087	1,390
Short-term bank loans – net	7,465	5,642	27,364	6,249

Net cash provided by financing activities	2,498	135,548	10,315	2,356
TRANSLATION DIFFERENCES ON CASH BALANCES OF SUBSIDIARIES OPERATING INDEPENDENTLY	(10)	98	(1,163)	(266)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	120,412	(128,316)	(25,991)	(5,935)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	98,177	218,589	90,273	20,615

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	218,589	90,273	64,282	14,680

(Concluded) - 4

BARAN GROUP LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2001	2002	2003	2003

	Adjusted new Israeli shekels (note 1b)			Convenience translation into U.S. dollars (note 1b(4))

	I n t h o u s a n d s

Supplementary disclosure of cash flow information - cash paid during the year for:
Interest	6,474	6,670	11,533	2,634

Income tax - net of tax refund	36,008	13,217	10,305	2,353

(a) Acquisition of subsidiaries consolidated for the first time
   (in 2001 companies previously consolidated by the
   proportionate consolidation method which were fully
   consolidated),see also note 2a, b and c:

Assets and liabilities of the subsidiaries upon acquisition:
Working capital (excluding cash and cash equivalents)	(5,762)	74,009	405	93
Investment in subsidiary of the acquired company that is designated for sale		(4,467)
Fixed and other assets - net	(13,539)	(3,473)	(67)	(16)
Customer contracts and customer list	(2,533)	(3,607)
Long-term receivables		(481)
Long-term liabilities	11,087	2,104	23	5
Minority interests in the subsidiaries upon acquisition	5,534
Goodwill arising on acquisition	(5,820)	(92,169)
Other investment		494
Issuance of share capital		17,223

	(11,033)	(10,367)	361	82

Supplementary information on investing and financing activities not involving cash flows:
Long-term suppliers’ credit received during the year for the purchase of machinery and equipment			225	51

The accompanying notes are an integral part of the financial statements.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All NIS amounts are presented in adjusted new Israeli shekels at
December 31, 2003 purchasing power, unless otherwise stated)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

	1)	Operations

Baran Group Ltd. (hereafter - the Company) and its investee companies (hereafter, collectively - the Group) operate in 4 divisions, each of which operates independently, according to the instructions of the Group’s management.  In 2002, the Company and its investee companies operated in 6 divisions.  The transition to 4 divisions took place in 2003, due to a reorganization of the Company.  The Company receives management fees from proportionately consolidated companies and proportionately consolidated joint ventures.

The Group operates through the following 4 operating divisions (see also note 18):

		a)	The communications division - specializing in planning, management and construction of communications infrastructure.

		b)	The construction division - specializing in managing, coordinating, supervising and building projects in the field of construction, civil infrastructure, as well as industrial buildings.

c)

The industry division -specializing in management, engineering planning and performance of projects in processing industries, which include, among others, chemicals, biotechnology, petrochemicals, energy, food, semi-conductors, etc. The semi-conductor activities are presented as a separated segment for “segment reporting” purposes.

d)

The technologies and services division - engaged in the development, manufacturing and marketing of unique technology-based products, building for lease and in the marketing and recycling of food products for animals.  The division consists of several companies, each specializing and operating in its own field - industrial engineering and management, research and development of patents, real estate management, etc. The activities of building for lease and marketing and recycling of food products for animals and consulting were separated into three additional segments, for “segment reporting” purposes.

As to principal customers see notes 11a(1) and 18c.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	Definitions:

	Subsidiary -	A company controlled by the Company, the financial statements of which have been consolidated with the financial statements of the Company, which is not a proportionately consolidated Company.

Proportionately consolidated company or joint venture

A jointly controlled company or venture, none of the parties in which holds exclusive control, the financial statements of which are consolidated with those of the Company by the proportionate consolidation method.

	Associated company -	A company in which the Company has significant influence (which is not a subsidiary or a proportionately consolidated Company), the Company’s investment in which is presented by the equity method.

	Investee company -	A subsidiary, proportionately consolidated company or joint venture or an associated company.

	Related parties -	As defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

Goodwill -

The difference between the cost of the investment in the investee company and the Company’s share in the fair value of its underlying assets net of the fair value of its underlying liabilities, at time of acquisition, net of the applicable taxes.

	The Group -	The Company and its subsidiaries, proportionately consolidated companies and ventures and associated companies.

3)	For a list of subsidiaries, proportionately consolidated companies, proportionately consolidated joint ventures and associated companies, see appendix I.

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

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

	5)	Accounting principles

The financial statements have been prepared in accordance with Israeli GAAP. As applicable to these financial statements, Israeli GAAP vary in certain significant respects from U.S. GAAP, as described in note 20.

b.	Adjusted financial statements:

1)

The financial statements have been prepared on the basis of historical cost adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter - the Israeli Institute). All figures in the financial statements are presented in adjusted new Israeli shekels (“NIS”) which have a uniform purchasing power as of December 31, 2003 (“adjusted NIS”) - based upon the changes in the Israeli consumer price index (hereafter - the Israeli CPI),see also note 14b. As to the discontinuance of adjusting financial statements for the effects of inflation, with effect from January 1, 2004, see t. below.

The adjustment of the financial statements is based on the accounts of the Company, its Israeli subsidiaries and proportionately consolidated companies and joint ventures, which are maintained in nominal NIS.

As to investee companies whose financial statements are drawn up in foreign currency, see (3) below.

The components of the statements of income (loss) were, for the most part, adjusted as follows: the components relating to transactions carried out during the reported years - revenues, purchases, labor costs, etc. were adjusted on the basis of the Israeli CPI for the month in which the transaction was carried out, while those relating to non-monetary balance sheet items (mainly changes in inventories, work in progress, customer advances, depreciation and amortization) were adjusted on the same basis used in adjusting the related balance sheet item. The financing component represents primarily financial income and expenses in real terms, the erosion of balances of monetary items during the reported years and changes in the value of short-term marketable securities during the reported years.

2)

The adjusted amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the original historical values, adjusted for the changes in the general purchasing power of Israeli currency. In these financial statements, the term “cost”‘ signifies cost in adjusted NIS.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

	3)	Investee companies whose financial statements are drawn up in foreign currency.

For purposes of consolidation, the amounts (in foreign currency terms) included in the financial statements of the above companies were treated as follows:

Subsidiaries and Proportionately consolidated companies operating independently

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

Differences resulting from the above treatment are carried as a separate item under adjusted shareholders’ equity (“differences from translation of foreign currency financial statements of subsidiaries and a proportionately consolidated company”).

Investee companies, the activities of which are an integral part of the activities of the Company

The financial statements of such companies were remeasured in terms of adjusted NIS. The remeasurement was effected by way of translation of the amounts (in terms of foreign currency) on the basis of historical exchange rates in relation to Israeli currency; the resulting nominal NIS amounts were then adjusted on the basis of the changes in the Israeli CPI by the same method used in the adjustment of the financial statements of the Israeli companies in the Group.

Differences resulting from the above treatment are included in the adjusted statements of income (loss) under financial income or expenses.

	4)	Convenience translation into U.S. dollars (“dollars” or “$”)

The adjusted NIS figures at December 31, 2003 and for the year then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2003 ($1 = NIS 4.379). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

c.	Principles of consolidation:

1)

The consolidated financial statements include the financial statements of the Company and of its subsidiaries.  In addition to the fully consolidated companies as above, the consolidated financial statements include, by the proportionate consolidation method, jointly controlled companies and joint ventures.  The companies included in consolidation are listed in appendix I.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

	2)	Goodwill is amortized in equal annual installments at the rate of 10% per annum, commencing in the date of acquisition (see also note 7).

	3)	Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales, not yet realized outside the Group, have also been eliminated.

	4)	Capital notes issued to the minority shareholders in one of the subsidiaries are presented in the consolidated balance sheets net of the minority’s share in its capital deficiency (see also note 9).

d.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows:

Raw materials and supplies - on “first-in, first-out” basis.

Products in process and finished products - on basis of production costs:

Raw material and supplies component - on “first-in, first-out” basis.

Labor and overhead component - on average basis.

e.	Investments in associated companies:

	1)	The investments in these companies are accounted for by the equity method, net of impairment in value, see also note 3(c). Profits from sales not yet realized outside the Group have been eliminated.

2)

The excess of cost of the investment in associated companies over the Company’s share in their net assets at date of acquisition (“excess of cost of investment”) represents goodwill, which is amortized in equal annual installments at the rate of 10% per annum, commencing in the year of acquisition (see also note 3).

3)

As of January 1, 2003, the Company reviews whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investment in associated companies in accordance with Accounting Standard No. 15 of the Israel Accounting Standards Board (hereafter - the IASB) - “Impairment of Assets” - see also j. below.

In addition, in accordance with Clarification No. 1 to Accounting Standard No. 15, published by the IASB in September 2003, investments in associated companies are to be presented at the lower of the investment amount under the equity method (before making an impairment provision) and its recoverable amount, and so long as the recoverable value, on which the impairment provision was based, remains unchanged, the Company will record its share in the associated company’s losses - up to the amount of the impairment provision - by reducing the aforesaid provision without having an effect on the Company’s results.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company has adopted the provisions of the clarification with effect from July 1, 2003. Prior to the publication of the clarification, during the period through June 30, 2003, the Company charged its share in associated companies’ losses directly to income, without reducing the impairment provision that was created in 2001 - see also note 3c.

4)

In accordance with Clarification No. 1 of Israeli Accounting Standard No. 15, the loss from impairment of the investment in an associated company, and the subsequent adjustment to the value of the impairment provision, are presented in the statements of income (loss) among “share in profits (losses) of associated companies”.  Prior years’ amounts have been reclassified to conform with such presentation.  See note 3d.

f.	Marketable securities and other investments:

1)

Short-term marketable securities are stated at market value or - for mutual fund participation certificates - at redemption value. The changes in value of the above securities are carried to financial income or expense.

2)

Investments in non-marketable securities are stated at cost. The Group evaluates its investments in these securities from time to time and, as necessary, includes in its accounts a write-down for decrease in value which is not of a temporary nature.

g.	Land and buildings for lease:

	1)	These assets are stated at cost.

	2)	Borrowing costs in respect of bank loans used to finance the construction - incurred until construction is completed- are charged to cost of such assets.

	3)	The buildings are depreciated by the straight-line method, on basis of their estimated useful life. Annual depreciation rates are 4%-6%.

h.	Fixed assets:

	1)	These assets are stated at cost. Fixed assets of subsidiaries, which existed at the date of acquisition of the subsidiary by the Company, are included at their fair value as of that date.

	2)	Borrowing costs in respect of credit used to finance the construction of the buildings - incurred until their construction is completed - are charged to the cost of such assets.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

	3)	The assets are depreciated by the straight-line method, on the basis of their estimated useful life. Annual depreciation rates are as follows:

%

		Buildings	4-6
		Machinery and equipment	7-15
(mainly 15)
		Vehicles	15
		Office furniture and equipment	6-15
		Computers and peripheral equipment	20-33
(mainly 33)
		Communication sites	6.67-10
Leasehold improvements are amortized by the straight-line method over the lease period, which is shorter than the estimated useful life of the improvements.

i.	Goodwill and other intangible assets

Customer contracts are amortized over the contract period, commencing from the date on which they are first utilized (mainly 1-3 years) and customer lists are amortized over 3 years commencing from the date on which they are first utilized.  As to the amortization of goodwill, see c(2), and e. above.

j.	Impairment of assets

In February 2003, Israeli Accounting Standard No. 15 - “Impairment of Assets”, became effective.  This standard requires a periodic review to evaluate the need for a provision for the impairment of the Company’s non-monetary assets - fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies.

Accordingly, commencing 2003, the Company assesses at each balance sheet date whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets.  When such indicators of impairment are present, the Company evaluates whether the carrying value of the assets in the Company’s accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount.

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash-generating unit to which that asset belongs.  A cash-generating unit includes goodwill allocated to that unit, and any impairment loss relating to that unit is initially allocated to the goodwill and then to the other assets.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The impairment loss is carried directly to income.  Where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value.

Through December 31, 2002, the Company applied the provisions for assessing and recording impairment of long-lived assets prescribed by the U.S. standard FAS 121.

The adoption of Israeli Accounting Standard No. 15 on January 1, 2003 had no effect on the Company’s financial statements.

In 2003, the Company recorded an impairment in respect of goodwill and fixed assets, see note 2a(2)(a) and 2a(2)(b).

k.	Deferred income taxes:

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

2)

Taxes, which would apply in the event of disposal of investments in investee companies, have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, not to realize them.  The Group may incur additional tax liability in the event of certain intercompany dividend distribution; no account was taken of the additional tax, since it is the Group’s policy not to cause distribution of dividends, which would involve additional tax liability to the Group in the foreseeable future.

	3)	Income from “approved enterprise” status:

a)

As stated in note 13a(1)(a)(i), one of the Company’s subsidiaries has been granted tax exemption on income from an “approved enterprise”.  Upon distribution of dividends from the subsidiary’s tax-exempt income, the amount distributed will be subject to tax at the rate that would have been applicable had the subsidiary not been exempted from payment thereof.  In addition, such dividend received by the Group may be liable to tax.  The Group intends to permanently reinvest the amount of tax-exempt income, and does not intend to cause dividend distribution from such income.  The period of benefits in respect of the above subsidiary has not yet commenced and is not expected to, due to its accumulated tax losses.  Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

		b)	As stated in notes 13a(1)(a)(i) and 13a(1)(a)(ii), another subsidiary in the Group has been granted “approved enterprise” status and is subject to a reduced tax rate during the period of benefits.

Upon distribution of dividends by this subsidiary to the Company, the Company will be subject to tax, unless such dividends are distributed onwards to the Company’s shareholders.  In light of the Group’s policy not to cause distribution of dividends, which would result in additional tax liabilities, any dividends received from this subsidiary will be distributed to the Company’s shareholders.  The Company plans to distribute to its shareholders any dividends received.  Accordingly, no account has been taken of the additional tax in respect of said dividends.

L.	Revenue recognition:

	1)	Sale of products

Revenue from the sale of products (consisting of electric switches and recycling of food products for animals), net of discounts, is recognized when there is compelling evidence of arrangement, delivery has occurred, the sale price is fixed or determinable, and collection is reasonably assured.

	2)	Construction projects:

a)

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

In addition to the above-mentioned revenue recognition conditions, profits from contract work on buildings are recognized by the percentage of completion method, if the stage of completion has reached at least 25%; prior to this stage – by the “zero profit method”.

The Group measures progress toward completion based on the output measure of value added for its turnkey projects.

The Group determines the relative value added of each component to the total project value added, based on the ratio of costs of the component to total expected costs, at the commencement of the project.  Such ratio of relative value of each component remains unchanged during the project.  Relevant component output measures are used to determine progress toward completion of each component.  The project percentage of completion (weighting the appropriate components) are applied to the total estimated project revenues and project costs to determine the amount of revenue and costs recognized, on a cumulative basis.

Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable using the cumulative catch up method of accounting.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

		b)	Full provision is made for any anticipated losses on projects.

	3)	Provision for warranty costs

The provision for warranty costs is determined for specific projects in respect of which there are warranty obligations.  The calculation of anticipated warranty costs is made based on the work required and the remaining warranty period.

	4)	Revenue from lease of buildings is recognized over the lease period.

m.	Company shares held by the Company and its subsidiaries

These shares are presented as a reduction of shareholders’ equity, at their cost, under the item “Cost of Company shares held by the Company and its subsidiaries”.

n.	Allowance for doubtful accounts

The allowance is determined for specific debts doubtful of collection.

o.	Derivative instruments

The Group enters into future contracts in order to protect itself from changes in prices of certain commodities.  These future contracts are treated for accounting purposes as non-hedging instruments.  The commodity derivative instruments are presented at their fair value and changes in their fair value are carried to “financial income (expenses)–net” on a current basis.

In 2002, the Group also entered into foreign exchange forward contracts in order to effectively hedge the cash flows resulting from firm commitments for inventory purchases in non-NIS currencies.  Gains and losses from such contracts were deferred and recognized in income when the hedged item affected earnings.

p.	Cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

q.	Earnings (loss) per share

Earnings (loss) per share - which is computed in accordance with Opinion 55 of the Israeli Institute - has been determined on the basis of the weighted average number of shares outstanding during the year, including restricted shares, net of the weighted average number of shares and restricted shares, held by the Company and its subsidiaries.

In the 2001and 2002 financial statements, the basic and diluted earnings per share are not presented separately, since the difference is immaterial (less than 5%).  In 2003, 74,000 options are not included in the diluted loss per share since their effect is anti-dilutive.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Research and development expenses

Research and development expenses are charged to income as incurred.  Participation from government departments for development of approved projects is recognized as a reduction of expenses as the related cost is incurred.

In 2001, 2002 and 2003, no participations were received.

s.	Advertising expenses

These costs are expensed as incurred.  Advertising expenses for the years ended December 31, 2001, 2002 and 2003 amounted to adjusted NIS 2,647,000, adjusted NIS 4,249,000 and adjusted NIS 3,466,000, respectively.

t.	Recently issued accounting pronouncements in Israel

In October 2001, the IASB issued Israeli Accounting Standard No. 12 - “Discontinuance of Adjusting Financial Statements for Inflation”, which provided for the discontinuance of adjusting financial statements for the effects of inflation, as of January 1, 2003.  In December 2002, Israeli Accounting Standard No. 17 was issued that postponed the date from which Israeli Accounting Standard No. 12 is to be applied until January 1, 2004.  The inflation-adjusted amounts as of December 31, 2003, as presented in these financial statements, will be the basis for the nominal-historical financial reporting in the following periods.

The implementation of Israeli Accounting Standard No. 12 will mainly affect the financial income (expenses).

Upon implementation of Israeli Accounting Standard No. 12, Clarifications No. 8 and 9 to Opinion 36 of the Israeli Institute will be canceled and will be replaced with effect from January 1, 2004 by Israeli Accounting Standard No. 13 – “Effect of Change in Foreign Currency Exchange Rates”, which was issued at the same time as Israeli Accounting Standard No. 12.  Most of the provisions of Israeli Accounting Standard No. 13 correspond to the provisions, which appeared in the above-mentioned clarifications. Nevertheless, the following matters will affect the translation of the financial statements of overseas operations:

Goodwill resulting from the acquisition of such operations will be treated – commencing from the date that this standard comes into effect – as an asset of the investee company and will be translated into NIS as stipulated by the standard (formerly, goodwill was treated as an asset of the holding company).

Operating results from overseas operations will be translated into NIS at the exchange rates existing on the dates of the transactions (or at the average exchange rates for the period, where these approximate the actual exchange rates), and not at the year-end exchange rate.

u.	Reclassifications

Certain prior years’ amounts have been reclassified to conform with the current year presentation. See also e above.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES:

	a.	Acquisitions:

		1)	Acquisition in 2003:

On January 1, 2003, Baran acquired 50.01% of InTime Software Systems Ltd. (hereafter – “InTime”), without consideration.  InTime specializes in providing solutions, which improve customer profitability and operating performance through expert systems, image analysis systems and controls systems.  The services offered by InTime are complementary to the services currently rendered by Baran’s industrial division.  InTime’s operating results are included in the consolidated financial statements commencing from January 1, 2003, and are attributed to the technologies and services division.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

January 1, 2003

Adjusted NIS in thousands

Current assets	1,011
Fixed assets	67

T o t a l assets	1,078

Current liabilities	1,055
Long-term liabilities	23

T o t a l liabilities	1,078

-,-

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

Following are data pertaining to the above-mentioned subsidiary, which was included, for the first time, in the consolidated financial statements for 2003:

December 31, 2003

Adjusted NIS in thousands

Balance sheet:

Cash and cash equivalents	165
Other current assets:
Trade and income receivable	514
Other receivables	74
Deferred taxes	17

Fixed assets, less accumulated depreciation and amortization	51

Current liabilities:
Trade payables	(458)
Other payables	(194)

Long-term liabilities:
Liability for employee rights upon retirement	(48)
Minority interests	(5)

116

Period from date of acquisition to December 31, 2003

Adjusted NIS in thousands

Statement of loss:

Revenues	1,744

Cost of revenues	1,337

Net income	8

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

	2)	Acquisitions in 2002:

a)

On November 14, 2002, the acquisition of O2wireless solutions (hereafter - “o2”) was closed.  o2 was a U.S. public company engaged in the provision of solutions and external services for wireless communication networks and infrastructure.  o2 was acquired in order to broaden the Group’s range of activities, in the belief that o2 would be able to provide communication solutions in the areas of communication and other infrastructure engineering, which would complement the market in which the Group operates.  In view of the nature of its operations, o2 was included as part of the Group’s communications division.  As agreed, the Company has issued, to o2’s shareholders, 454,166 shares of NIS 1 par value for all of o2’s outstanding shares.  Each share of o2 common stock received 0.014919 of the Company’s ordinary shares.  The amount of shares issued represents 5.73% of the Company’s issued and paid-in share capital prior to the issuance (7,921,718 shares) and 5.42% of the issued and paid-in share capital following the issuance (8,375,884).  The acquisition was carried out by means of merging o2 with Baran Telcom Inc. (hereafter - “BTI”), which is a wholly owned subsidiary of the Company.  The total acquisition cost, in the amount of adjusted NIS 27.286 million, included the value of the shares issued in the amount of adjusted NIS 17.224 million and acquisition costs, in the amount of adjusted NIS 10.062 million.  The value of the shares issued was determined on the basis of the average market price of the Company’s shares that was calculated according to their closing prices during the period from August 27, 2002 to September 2, 2002, which included the two trading days before, and the two trading days following, the public announcement of the merger.

Excess of cost of the acquisition price over the fair value of tangible assets, net, that were acquired was attributed to customer list and goodwill in the amounts of adjusted NIS 3,607,000 and adjusted NIS 89,496,302 respectively.

Due to the continuing decline in BTI’s sales and recurring losses, the Company performed an impairment test and, in December 2003, the Company recorded an impairment provision in respect of goodwill, in accordance with Israeli Accounting Standard No. 15, in the amount of adjusted NIS 33,949,000.

The recoverable amount was determined on the basis of the value in use to the company.  A discount rate of 4% (before tax) was used in calculating the present value of anticipated cash flows.  The Company used a third party valuation to determine such goodwill impairment.

Goodwill is amortized over 10 years from acquisition date and the balance thereof at December 31, 2003, net of impairment provision, amounts to adjusted NIS 45.103 million.  The amortization of goodwill is not deductible for tax purposes.  The purchase price attributed to the customer list is amortized over 3 years and the balance thereof at December 31, 2003 amounts to adjusted NIS 2.087 million.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued) :

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

October 31, 2002

Adjusted NIS in thousands

Current assets	49,008
Investment in subsidiary of o2 designated for sale*	4,467
Long-term receivables	481
Fixed assets, net of accumulated depreciation and amortization	3,177
Goodwill	89,496
Customer list	3,607

T o t a l assets	150,236

Current liabilities	114,654
Provision for reorganization**	6,191

120,845
Long-term liabilities	2,104

T o t a l liabilities	122,949

Net assets acquired	27,287

*

On January 31, 2003, BTI signed an agreement for the sale of its investment in a subsidiary, in accordance with the decision taken by the Board of Directors on June 4, 2002.  Accordingly, the temporarily controlled subsidiary has not been consolidated upon acquisition.  The investment in that subsidiary was presented at its fair value, net of realization costs.  The investment was sold in February 2003.

**

During 2001, a reorganization program was implemented by o2 including a reduction in the size of its workforce, closure of branches and the amalgamation of headquarters.  As of the date of acquisition, the provision consisted mainly of adjusted NIS 3,740,000 for closure of branches and adjusted NIS 1,845,000 for workforce reduction.  During 2003, the provision was fully paid and no balance remained as of December 31, 2003.

On February 27, 2003, the Company in general meeting approved the issuance of 116,000 non-marketable Company options to o2 employees (see note 12e), who were taken on as staff of a U.S. subsidiary, wholly owned by BTI.  74,000 options were granted in 2003.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

The options were issued for no consideration and each option is exercisable into one Company ordinary share of NIS 1 par value at an exercise price calculated as the average of the closing price of the Company’s shares on each of the fourteen days preceding the issuance of the options.

b)

On October 30, 2002, a subsidiary acquired 90% of the share capital of Mobipower New B.V. (hereafter – Mobipower New), thereby increasing its holding therein to 100%.  Mobipower New is the marketing arm of Mobipower in the Netherlands and its acquisition will enable the Company to develop its trade connection on the Dutch market.  Mobipower New is to be included as part of the Group’s technology and services division.  The total cost of the acquisition amounted to adjusted NIS 2,673,000.  The excess cost of acquisition over the fair value of the assets acquired in the amount of adjusted NIS 2,355,000 has been attributed to goodwill, which is amortized over a 10-year period.

In 2003 Mobipower reduced its level of activities and is considering discontinuing its operations. Due to Mobipower’s losses, the Company wrote off the balance of the goodwill, in the amount of adjusted NIS 2,355,000, in December 2003.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

October 31, 2002

Adjusted NIS, in thousands

Current assets	2,244
Fixed assets	296
Goodwill	2,673

T o t a l assets	5,213

Current liabilities	1,181
Long-term liabilities	(562,837)

T o t a l liabilities	2,540

Net assets acquired	2,673

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

	3)	Acquisitions in 2001:

a)

On October 1, 2001, the Company acquired 50.1% of the shares conferring ownership and control in LEAD Control Ltd. (hereafter: “LEAD”), an Israeli company engaged in development of products and in providing computerized control solutions, in consideration of a cash amount of approximately adjusted NIS 1,076,723.  The acquisition was accounted for using the purchase method.  The amounts attributed to the acquired assets and liabilities are computed on the basis of the fair value of the assets and liabilities on the date of acquisition.  The excess of fair value of acquired net assets over cost of acquisition was allocated as a reduction of fixed assets.  The consolidated statement of income for 2001 includes the results of operations of LEAD for the period from the date of acquisition to December 31, 2001.

b)     On September 30, 2001, the Company acquired 55% of the shares conferring ownership and control in Westmontage Kabel und Netzwerk GmbH (hereafter “Westmontage”), a German company (which is engaged in a project for the deployment of Mobilcom Multimedia GmbH’s UMTS network in Germany), in consideration for a cash amount of adjusted NIS 12,254,234.  In addition, under the acquisition agreement, the Company undertook to pay the selling shareholder in the German company an additional consideration of approximately € 508,000 (approximately adjusted NIS 2,478,327), on condition that the German company met certain profit goals in 2001, as determined in the acquisition agreement.  Westmontage failed to meet said profit goals and the Company’s undertaking is thus cancelled.  The acquisition was accounted for using the purchase method.  The amounts attributed to the acquired assets and liabilities are computed on the basis of the fair value of the assets and liabilities on the date of acquisition.  The consolidated statement of income for 2001 includes the results of operations of Westmontage for the period from the date of acquisition to December 31, 2001.

The excess of cost of acquisition over the fair value of net tangible assets on acquisition date amounted to adjusted NIS 8,357,000, which has been allocated as adjusted NIS 5,117,000 to goodwill (which is amortized over 10 years) and adjusted NIS 3,240,000 to customer contracts and customer lists (which are amortized over 3 years).  The goodwill is attributed to the communications sector.

In September 2002, the Company paid the selling shareholder € 527,000 (adjusted NIS 2.571 million) as part of the agreed acquisition price.  This amount has been added to goodwill and is amortized in equal installments over 10 years, commencing from the date of acquisition.

At December 31, 2003, the balance of goodwill amounts to adjusted NIS 3,900,000.  The amortization of goodwill is not deductible for tax purposes.  The balance at December 31, 2003 of the customer list and customer contracts is adjusted NIS 540,000 and zero, respectively – see also note 7.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

	b.	Establishment of subsidiaries and proportionately consolidated investee:

		1)	In 2003:

a)

In October 2003, the Group established a wholly owned subsidiary in South Africa in the cellular infrastructures field – Baran Raviv Telecom Africa.  The Company is currently in negotiation with potential customers.

b)

At the beginning of 2003, Baran and two partners established Yesodot Barniv Ltd. (hereafter – “Yesodot Barniv”), which specializes in the communications field and acts as a performing contractor.  Baran holds 80% of Yesodot Barniv.

		2)	In 2002

On March 22, 2002, a subsidiary established Baran Raviv Telecom (Thailand) Limited in Thailand, which it wholly owns.

	c.	Financial statements of proportionately consolidated companies and joint ventures:

1)

In the last quarter of 2003, Nes Pan Ltd., which is held 50% by Baran, established a limited liability company in Hungary – Mal Nes Real Estate Development Ltd (hereafter – “Mal Nes”).  Mal Nes is engaged in the development of residential projects in Budapest.  Nes Pan holds 45% of Mal Nes.  The investment in Mal Nes is presented in the Company’s consolidated financial statements by the proportionate consolidation method.

2)

On August 19, 2002, it was announced that a consortium of companies, which included IONICS INC., Dor Chemicals Ltd. and the Company, had been awarded the tender issued by the State of Israel for the construction of a desalination plant.  On October 28, 2002, an agreement was signed between the State of Israel and Carmel Desalination Ltd. (hereafter – “Carmel”), a company established and owned equally by the companies in the above consortium.  The agreement, worth some $100 million, is for the construction of a seawater desalination plant and for energy generation.  The desalination facility is to be constructed on the site of Dor Chemicals Ltd.’s plant in the Haifa Bay area.  Implementation of the agreement is subject to various suspending conditions being fulfilled, as specified in the agreement.  As of balance sheet date, the suspending conditions had not yet been fulfilled.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

During the period from the time of being awarded the tender through December 31, 2003, Carmel’s operations have been financed by shareholders’ loans.  The Company’s share in such loans amounts to adjusted NIS 790,000.  The investment gives the Company a 33% holding in Carmel, which is presented in the Group’s consolidated financial statements by the proportionate consolidation method. However, on April 1st, 2004, Carmel received a letter from the Israeli Water Desalination Governmental Authority (hereunder, “the WDA”) in which the WDA notifies Carmel Desalination Ltd. of the termination of the Desalination Facility BOO Agreement. In the letter, the WDA claims that the termination is due to Carmel Desalination Ltd.’s breach of obligations contained in the Agreement, including Carmal’s failure to execute financing agreements. The WDA further announced that it intends to collect the Performance Bond issued to it by Carmel Desalination Ltd. The Bond on the sum of NIS 35 million ($7.78 million) (Baran’s share of the Performance Bond is NIS 11.67 million ($2.59 million)) was forfeited on May 2nd, 2004. Carmel rejects all the allegations made against it and intends to use all applicable legal measures against WDA. Carmel and the WDA have already entered in arbitration process in the matter. Baran’s legal counsels are of the opinion that Carmel has good legal arguments against WDA. The estimated costs of the project to date, which were recorded in the financial statements, are NIS 5 million.  See also note 11.

	3)	On June 22, 2001, the Group acquired 50% of the share capital of Nejeva Holding B.V. (hereafter - Nejeva) in consideration of € 11,000 (adjusted NIS 55,377).

On December 14, 2001, Baran Raviv B.V. sold to Baran Group B.V. all the shares of Nejeva for € 3,596 (adjusted NIS 15,000). Nejeva is inactive.

4)

On April 5, 2001, the Company entered into a joint venture with two other parties for the purpose of providing construction services to a U.S. military base in Israel.  The joint venture commenced operations in July 2001.

5)

In respect of proportionately consolidated companies, the Company has agreements with the other shareholders regarding the joint control.  Accordingly, such companies are accounted for by the proportionate consolidation method, in accordance with the provisions of Opinion 57 of the Israeli Institute, as explained in note 1a and c.  The list of jointly controlled, proportionately consolidated companies is included in the Appendix.

6)

As of December 31, 2002 and 2003, the Company and a third party each hold 50% of the shares conferring voting rights in Meissner Baran Ltd. (hereafter – “Meissner-Baran”), a proportionately consolidated company.  Meissner Baran’s shares, conferring a right to dividends, are held by the Company, the other party and by a company that is controlled by the CEO of Meissner-Baran, to the extent of 46.5%, 46.5%and 7%, respectively, as of December 31, 2002 and 2003.

As to a contingent liability filed against Meissner-Baran, see note 11b(1((b)

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

7)

Following are data pertaining to the proportionately consolidated companies and joint ventures based upon the Company’s percentage of holding therein, as presented in the Company’s consolidated financial statements.  As explained in d. below, commencing October 1, 2001, the financial statements of Industrial Centers E.O.D. Ltd. (hereafter-“E.O.D.”) are fully consolidated.  In 2001, the operating results data of E.O.D. for the period from January 1, 2001 to September 30, 2001 were included by the proportionate consolidation method.

		a)	Balance sheet data:

	December 31

	2002	2003

	Adjusted NIS in thousands

Assets:
Current assets	54,818	60,305
Deferred taxes	153	155
Land and building for lease, less accumulated depreciation and amortization	61,718	62,391

Fixed assets, less accumulated depreciation and amortization	16,283	17,596

	132,972	140,447

Liabilities:
Current liabilities	58,965	76,578
Long-term liabilities	32,301	28,090

	91,266	104,668

b)	Operating results data:

	Year ended December 31

	2001	2002	2003

	Adjusted NIS in thousands

Revenues	345,575	127,973	83,814

Gross profit	50,303	22,514	6,221

Operating income (loss)	35,375	13,083	(1,506)

Net income (loss)	24,732	8,697	(6,616)

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 -	SUBSIDIARIES AND PROPORTIONATELY CONSOLIDATED COMPANIES AND JOINT VENTURES (continued):

	c)	Cash flow data:

	Year ended December 31

	2001	2002	2003

	Adjusted NIS in thousands

Net cash provided by (used in) operating activities	126,751	(75,903)	(19,796)

Net cash provided by (used in) investing activities	3,320	(10,581)	(10,424)

Net cash provided by (used in) financing activities	(12,921)	(6,304)	14,794

d.	Companies previously consolidated by the proportionate consolidation method, which were fully consolidated in 2001

In 2001, the financial statements of E.O.D., which were included by the proportionate consolidation method until September 30, 2001, were fully consolidated for the first time.

The Company owns 50% of the voting common stock of E.O.D and another party owns the other 50%.  Pursuant to a change in the Articles of Association on October 1, 2001, which was agreed between all shareholders, the Company is entitled to stipulate 3 out of the 5 directors of EOD.  From the time of  the change in the Articles of Association, the Company has included EOD in consolidation, since it effectively controls E.O.D through its majority Board representation.  Such Articles of Association cannot be changed without a majority vote of the common shares, which effectively allows the Company to block any such changes - given its ownership of 50% of the voting common shares.  Additionally, declaration and payment of dividends are not required to have shareholder approval; such decisions are made by the Board of Directors.  The only decisions that are subject to shareholder voting are: (i) appointment of the auditors; (ii) increase in the authorized share capital; (iii) changes in the Articles of Association; (iv) merger; and (v) approval of transactions with related parties, following approval by the Board of Directors.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -	INVESTMENTS IN ASSOCIATED COMPANIES:

	a.	Composed as follows:

	December 31

	2002	2003

	Adjusted NIS in thousands

Shares:
Cost	21,093	20,679
Share in undistributed profits (net of losses) accumulated since acquisition	10,084	7,326

	31,177	28,005

Impairment in value of investment in an associated company (see c below)	(4,359)	(3,824)

T o t a l investment	26,818	24,181

b.	The changes in the investments during 2003 are as follows:

Adjusted NIS in thousands

Balance at beginning of year	26,818
Changes during the year:
Share in undistributed losses, net	(1,066)
Change in impairment	449
Dividends received from associated companies	(1,493)
Sale of investments	(411)
Reduction in percentage of shareholding in associated Company	(116)

Balance at end of year	24,181

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 -	INVESTMENTS IN ASSOCIATED COMPANIES (continued):

	c.	Associated companies whose shares are traded on the Tel-Aviv Stock Exchange (hereafter - the Stock Exchange):

1)

The quoted value of the Company’s investment in Tefen Industrial Engineering and System Analysis Ltd. (hereafter – “Tefen”)-  an associated company, whose shares are traded on the Stock Exchange - is adjusted NIS 18,566,000 and adjusted NIS 26,706,000, as of December 31, 2002 and 2003, respectively.  The percentage of the Company’s holding in Tefen, as of December 31, 2003 and 2002, is 31.294%.

The balance of the investment in Tefen as of December 31, 2002 and 2003 is adjusted NIS 18,117,000 and adjusted NIS 18,724,000, respectively.  The excess cost of investment in this associated company represents goodwill.  The original amount of goodwill is adjusted NIS 6,074,000, while the amortized balance, as of December 31, 2003, is adjusted NIS 1,819,000.

2)

The quoted value of the Company’s investment in A.L.D., whose shares are traded on the Stock Exchange, as of December 31, 2002 and 2003, is adjusted NIS 6,030,000 and adjusted NIS 8,922,000, respectively.  The percentage of holding in A.L.D on December 31, 2002 and 2003, being 55.32% and 50.5%, respectively.  However, the Company continues to account for this investment using the equity method of accounting, due to its inability to control the operations of A.L.D.

The balance of the investment in A.L.D. as of December 31, 2002 and 2003 is adjusted NIS 7,653,000 and adjusted NIS 5,457,000, respectively.

During 2003, the Company sold 520,000 shares from its investment in A.L.D. The capital gain on the disposal of these shares was adjusted NIS 507,000.

During 2001, there was a decline in the quoted value of A.L.D.  The Company examined the decline in value and concluded that it is not of a temporary nature.  Accordingly, an impairment provision of adjusted NIS 4,359,000 was provided in respect of the investment in A.L.D., see also a above.

In 2003, the Company recorded its share in the losses of A.L.D. in the amount of adjusted NIS 2,173,000.  Commencing July 1, 2003, in accordance with Clarification No. 1 of Israeli Accounting Standard No. 15 (see note 1e(4)), the Company reduced the impairment provision in respect of this investment by adjusted NIS 499,000 - in respect of losses from the above date through the end of the year.

		3)	As to dividends received from associated companies, see note 15k.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 -	OTHER INVESTMENTS, LOANS AND A LONG-TERM RECEIVABLE:

	December 31

	2002	2003

	Adjusted NIS in thousands

Investment in shares of a private company held to the extent of 5%	1,100	28
Long-term bank deposits (1)	12,130	11,873
Non-current trade receivables (2) (see note 11a(1))	14,158
Long-term loan (3)	474	726

	27,862	12,627

(1)	The deposits are linked to the exchange rate of the dollar, do not bear interest and are regularly rolled-over.
(2)

The receivables are linked to the CPI, do not bear interest and the balance thereof is to be settled by December 2004. In 2003 the amount of NIS 14,158,000 is included in the line “open accounts and checks receivable” under “accounts receivable”.

(3)	The loan is linked to the Israeli CPI, bears interest at 4% per annum and has no fixed repayment date.

NOTE 5 - LAND AND BUILDINGS FOR LEASE:

a.	Composed as follows:

	December 31

	2002	2003

	Adjusted NIS in thousands

Land	24,683	24,983
Buildings	44,412	46,610

	69,095	71,593

L e s s – accumulated depreciation and amortization	(7,377)	(9,202)

	61,718	62,391

Depreciation and amortization in respect of buildings totaled adjusted NIS 1,550,000, adjusted NIS 1,738,000 and adjusted NIS 1,825,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

b.	The depreciated balance includes financial costs capitalized, as of December 31, 2002 and 2003, amounting to adjusted NIS 758,000 and adjusted NIS 653,000, respectively.

c.	As to pledges registered, see note 19.

d.	Land is leased under a capital lease for 49 years from the Israel Lands Administration.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - LAND AND BUILDINGS FOR LEASE (continued):

e.

The land and buildings are leased under long-term, non-cancelable without penalty, operating leases to various tenants.  The rental payments from the tenants are based on the square footage leased, linked to the CPI.

Minimum annual base rental payments under these leases are as follows:

Adjusted NIS in thousands

Year ending December 31:
2004	14,635
2005	13,465
2006	7,624
2007	3,608
2008	1,198
2009 and thereafter	1,478

Total	42,008

NOTE 6 - FIXED ASSETS:

a.	1) Composition of assets and accumulated depreciation and amortization, grouped by major classifications, are as follows:

	December 31

	2002	2003

	Adjusted NIS in thousands

Land and buildings, see b. below	52,610	53,930
Machinery and equipment	25,939	28,578
Vehicles	20,934	18,289
Office furniture and equipment	21,122	21,276
Leasehold improvements	6,036	6,149
Computers and peripheral equipment	20,087	20,557
Communication sites	356	1,562

	147,084	150,341
L e s s – accumulated depreciation and amortization	(74,892)	(84,555)

	72,192	65,786

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - FIXED ASSETS (continued):

Depreciation and amortization in respect of fixed assets totalled adjusted NIS 8,076,000, adjusted NIS 13,056,000 and adjusted NIS 12,431,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

	2)	Depreciated balance includes capitalized borrowing costs amounting to adjusted NIS 330,000 and adjusted NIS 284,000 as of December 31, 2002 and 2003, respectively.

b.	Real estate rights in Israel:

1)

In 1997, Baran industries entered into a 49-year capital lease agreement with the Israel Lands Administration (hereafter -“the Administration”) for the lease of a plot of about 6,400 sqm. in the Omer industrial zone.  A building, which is used by the Group (hereafter- “Baran House”), was built on said plot.

In addition, the Company has entered into a capitalized development agreement, which is to be approved by the Administration, for a plot of about 5,080 sqm. in the Omer industrial zone.  The development agreement was for 3 years, commencing March 26, 1997, and was extended until April 1, 2002.  The Company has not yet received a response to its application for a further extension.  As the Company has met the terms stipulated in the agreement (including achieving certain milestones that had to be reached by predetermined dates), the Administration will sign a lease agreement for an additional 49 years.  As of the date of the approval of the financial statements, no new agreement had been signed.

The costs in respect of said plots are composed as follows:

	December 31

	2002	2003

	Adjusted NIS in thousands

Cost of land, including capitalized lease fees	1,296	1,296
Consent fees	7	7
Construction costs	22,109	22,109

	23,412	23,412

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - FIXED ASSETS (continued):

2)

A proportionately consolidated company has constructed a 52,000 sqm. commercial center in Beer Sheba, of which about 34,500 sqm. are leased from the Administration and about 17,500 sqm. are owned by the above-mentioned company, but have not yet been registered in its name with the Land Registration Authority due to the parcelization not having been completed.  The proportionately consolidated company has carried out an interim procedure, under which it leases the land for a period of 999 years.  Said company has agreed that the Administration submit a written undertaking to a bank, under which the Administration undertakes not to approve the transfer of the rights in the above-mentioned land without the consent of the bank and that the lease rights would not be registered in the name of the proportionately consolidated company, unless, at the same time, a first-ranking mortgage is registered in favor of the bank.

3)

On December 23, 1999, a proportionately consolidated company acquired half the rights to land at Beit Dagan, having an area of some 6 acres, from a third party.  The rights to the land include development rights in accordance with an agreement signed with the Administration.

Through December 31, 2001, NIS 21,612,000 had been paid for the acquisition of the rights.  On the date of acquisition, a subsidiary signed an agreement with a third party for the establishment of a joint venture, which was to construct office buildings and commercial space on this land.

In June 2000, the proportionately consolidated company and the subsidiary signed an agreement, whereby the subsidiary was to manage, plan and carry out the construction project at Beit Dagan, on behalf of the proportionately consolidated company.  The offices that have been constructed to date are partly used by the Company for its own purposes and partly for lease.  See also note 11a(8).

c.	As to pledges registered on the properties, see note 19.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - GOODWILL AND OTHER INTANGIBLE ASSETS, NET OF ACCUMULATED AMORTIZATION:

	Original amount		Accumulated amortization		Unamortized balance

	December 31		December 31		December 31

	2002	2003	2002	2003	2002	2003

	Adjusted NIS		Adjusted NIS		Adjusted NIS

	I n t h o u s a n d s

Customer contracts**	2,438	2,766	812	2,766	1,626
Customer lists	5,054	5,036	678	2,409	4,376	2,627

	7,492	7,802	1,490	5,175	6,002	2,627

Goodwill in subsidiaries	99,853	99,853	2,595	*48,643	97,258	51,210

*	Including impairment of goodwill of adjusted NIS 36,304,000. See also note 2.

**	During 2003, the related contract with the customer was completed and the balance of the intangible asset was fully amortized.

Amortization expenses of goodwill for 2001, 2002 and 2003 are adjusted NIS 143,000, adjusted NIS 2,386,000 and adjusted NIS 9,744,000, respectively.

Amortization expenses for other intangible assets for 2001, 2002 and 2003 are adjusted NIS 163,000, adjusted NIS 1,490,000 and adjusted NIS 3,823,000, respectively.

NOTE 8 - LONG-TERM BANK LOANS (net of current maturities):

a.	The currency, linkage and interest terms of the loans are as follows:

	Weighted average interest rates as of December 31, 2003

		December 31

		2002	2003

	%	Adjusted NIS i n t h o u s a n d s

In dollars or linked thereto	*3	808	133
In euros or linked thereto	6.21	6,302	6,885
Linked to the Israeli CPI	3.94	166,414	141,150
Unlinked	6.85	16,099	16,383

		189,623	164,551
L e s s - current maturities		25,892	24,690

		163,731	139,861

* Interest is based on Libor + 1%.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LONG-TERM BANK LOANS (net of current maturities) (continued):

b.	The loans (net of current maturities) are repayable in the following years after balance sheet date:

	Year ended December 31

	2002	2003

	Adjusted NIS in thousands

Second year	25,553	72,867
Third year	72,179	26,594
Fourth year	41,894	20,144
Fifth year	20,488	1,335
Sixth year and thereafter (until 2034)	3,617	18,921

	163,731	139,861

c.	As to liens registered to secure the loans, see note 19.

d.	The terms of the loans does not impose additional restrictions.

NOTE 9 - CAPITAL NOTES ISSUED TO MINORITY SHAREHOLDERS OF A SUBSIDIARY, NET:

This item represents capital notes issued by a subsidiary - Mobipower Ltd. (formerly - T.P.S.) (hereafter – “Mobipower”) to its minority shareholders, after deduction of the minority’s share in the subsidiary’s capital deficiency, as follows:

	December 31

	2002	2003

	Adjusted NIS i n t h o u s a n d s

Capital notes issued and accrued interest	19,069	22,388
Minority’s share in Mobipower’s capital deficiency	(8,121)	(11,666)

	10,948	10,722

Mobipower is mainly financed by funds from all of its shareholders, through capital notes.  These capital notes are linked to the Israeli CPI and bear 4% annual interest.  Pursuant to the terms of the capital notes, any repayment of amounts related to the capital note arrangements, including linkage differences and interest, requires a majority shareholder vote and is required to be repaid pro rata to the existing shareholders’ common stock interests at the time of repayment.  Accordingly, repayment of the capital notes and any interest is at the sole discretion of Baran, the majority owner.

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

b.

Pension and severance pay liabilities not covered as above are fully provided for in these consolidated financial statements.  The Company, at its discretion, deposits monies with severance pay funds, which are earmarked as cover for these liabilities.

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

c.

Some of the Israeli employees in the Group are employed under individual employment agreements, which stipulate that the salary of such employees includes the severance pay component.  The Company has applied to the Minister of Labor for approvals under Section 28 of the Severance Pay Law, 1963 and has obtained such approvals with respect to most of the above-mentioned employees.  The Company does not expect any difficulties in obtaining the remaining approvals.  Therefore, the Company does not include the amount of the severance pay liability in respect of said employees in the balance sheets.

d.	The balance sheet liability for severance pay and the amount funded with severance pay funds and insurance policies, are composed as follows:

	December 31

	2002	2003

	Adjusted NIS in thousands

Liability for severance pay	27,135	27,863
L e s s - amount funded	(21,403)	(22,771)

	5,732	5,092

The companies may only make withdrawals from the severance pay funds and insurance policies for the purpose of paying severance pay.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

e.	The severance pay expenses for the years ended December 31, 2001, 2002 and 2003, were adjusted NIS 3,987,000, adjusted NIS 3,084,000 and adjusted NIS 4,808,000, respectively.

f.	Income (expenses) from severance pay funds for the years ended December 31, 2001, 2002 and 2003, were adjusted NIS 271,000, adjusted NIS (983,000) and adjusted NIS 1,804,000, respectively.

g.	The Company expects to contribute, in 2004, adjusted NIS 3,664,000 to the insurance companies and to the provident fund in respect of its severance pay obligation.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Commitments:

1)

In 2001, a long-term agreement between a subsidiary, Baran Raviv and DBS satellite services (1998) Ltd. (hereafter - “YES”) was canceled.  YES requested the subsidiary to agree to changes in the terms of the agreement, but the two parties were unable to reach agreement regarding the new terms and YES ceased making the payments it had committed to under the original agreement.  Following litigation proceedings, it was decided in February 2002 that the agreement between the parties would be terminated and that YES would be obliged to pay a total of adjusted NIS 57,991,000, in installments through December 2004.  This amount covers the full amount of YES’ debt in the accounts of the subsidiary.  The payments are linked to the Israeli CPI and bear no interest.

As of December 31, 2003, approximately adjusted NIS 43,832,000 had been received from YES.

2)

The Group has entered into various lease agreements, relating to buildings and vehicles, of different duration, valid through 2012.  The aggregate commitment under these leases amounts to adjusted NIS 29,300,000, of which NIS 5,169,000 are linked to the exchange rate of the dollar, while NIS 24,131,000 are linked to the Israeli CPI.

The projected rental payments for the coming years, at rates in effect at December 31, 2003, are as follows:

Adjusted NIS in thousands

2004	9,364
2005	5,653
2006	2,632
2007	2,216
2008 and thereafter	9,435

29,300

Rental expenses totaled adjusted NIS 5,743,000, adjusted NIS 7,993,000 and adjusted NIS 13,849,000 in 2001, 2002 and 2003, respectively.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

3)

Meissner-Baran (a proportionately consolidated company) has entered into an open-ended agreement for the provision of supervisory and contracting consulting services with another company, which owns shares in Meissner-Baran (hereafter –“the supervising company”). This agreement succeeds a prior agreement that terminated in July 2000.

Pursuant to the agreement, a representative of the supervising company was appointed to be CEO of Meissner-Baran, although the agreement stipulates that no employer-employee relationship is to be deemed to exist between Meissner-Baran and the CEO.

The following payments are also prescribed by the agreement:

	a)	A monthly payment of $ 35,000 for project supervision, consulting and management services, similar to the payment in the previous agreement.

b)

The supervising company is entitled to receive an annual bonus at a rate that was increased by 2.5% in the amended agreement of the adjusted pre-tax profits of Meissner-Baran, in exchange for the supervising company waiving its rights to the sale of its interest in the shares of Meissner-Baran’s other partners.

	c)	A payment for management fees to the subsidiary, Baran Industries, at the rate of 33.33% of the aggregate of the sums paid to the supervising company.

4)

In 1977, within the framework of the acquisition of a production line, machinery, patents, trade marks, know-how and technology relating to the production of the interrupters keyboards, and piaso-electric products, the Company assumed all the seller’s obligations and rights with regard to the Chief Scientist’s grants in connection with the above products.  At the end of 1999, all the aforesaid obligations and rights were transferred to Baran Technologies.  The royalties are payable on sales, up to 100% of the grants received (dollar-linked).  The maximum amount of royalties that might have to be paid by Baran Technologies, in settlement of this, amounts to adjusted NIS 156,000 as of December 31, 2003.

In case of failure of a project that was partly financed by royalty-bearing Government participations, the subsidiary is not obliged to pay any such royalties to the Israeli Government.

Royalty expenses totaled adjusted NIS 187,399, adjusted NIS 303,174 and adjusted NIS 268,157 in 2001, 2002 and 2003, respectively.

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

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

6)

Within the framework of the acquisition of 50% of the shares of A.R – A.D.I.R. Construction Ltd. (hereafter – “A.R - A.D.I.R”.), the Company undertook to provide funds to A.R -A.D.I.R., jointly with the other shareholders, as required from time to time.  The acquisition agreement also provided that the other shareholders (who own the remaining 50% of the shares of A.R - A.D.I.R.) would be entitled to bonuses and that the annual profits, net of the above-mentioned bonuses, would be distributed equally between the Company and the other shareholders, as management fees.

7)	Royalty commitments

A subsidiary - Baran Technologies - is committed to pay royalties to the Government of Israel on proceeds from the sale of products in the development of which the Government participated by way of grants.  At the time the participations were received, successful development of the related projects was not assured.  Under the terms of the aforesaid participation, royalties of 3% are payable to the Government on the sale of products in the development of which the Government participated, up to 100% of the amount of the grants received by the subsidiary (dollar linked).

The maximum amount of royalties that might have to be paid by Baran Technologies, in settlement of this, amounts to adjusted NIS 3,274,000 ($747,715) as of December 31, 2003.

8)

In December 1999, a proportionately consolidated company signed an agreement with a third party, pursuant to which it is intended that the proportionately consolidated company is to construct an office building of 24,000 sqm. for a pre-determined consideration.  As of December 31, 2003, approximately 10,400 sqm. have been constructed, of which 5,840 sqm. are leased to the Company, subsidiaries and proportionately consolidated companies.

In June 2000, the proportionately consolidated company signed an agreement with a subsidiary, whereby the subsidiary is to manage, plan and carry out this construction project.  The project will be charged at cost plus 12%.

9)

In October 1999, Baran Technologies entered into a 6-year agreement with a German company.  This agreement grants the German company certain rights for the distribution of piaso-electric buttons and keys.  Pursuant to this agreement, during the first year of the agreement, the German company will act as sole distributor and marketer of the above products in all German-speaking European countries (hereafter – “the territory”), and Baran Technologies has given an undertaking not to directly carry out any selling activities in the territory.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

10)

On August 20, 2000, Meissner-Baran, together with the Company and another company that is one of Meissner-Baran’s related parties, signed a contract with Tower Semiconductor Ltd.  The contract, which is valid for two years, is for the planning and construction of a new semiconductor plant, for consideration of $ 102 million (adjusted NIS 442 million) (the Company’s share). The contract is on a fast-track turnkey basis and has three stages that will be performed based on the client’s decision: Stage 1 - planning and receiving building permits.  Stage 2 - planning and construction of the new factory.  Stage 3 - completing the project for the factory.

As of December 31, 2002, Stages 1 and 2 had been completed. As for Stage 3, amounting to $ 16.6 million (the Company’s share), Meissner-Baran has completed 26% of stage 3.

On March 12, 2003, Meissner-Baran and Tower Semiconductor Ltd. signed an addendum to the contract for carrying out a Stage 2 project in Tower’s FAB-2 factory in Migdal Ha’Emek (hereafter - “Stage 2 Project”), which is effective as from its signing.

On February 19, 2003, the agreement with Tower was amended, stipulating, among other things, that Stage 3 would be executed in five subsequent sub-phases, which would go into effect based on the decisions of Tower.  The proceeds of all five sub-phases total $ 16.6 million (the Company’s share).  As of December 31, 2003, Meissner-Baran is in the process of executing the second sub-phase.

11)

A joint venture of the Company is engaged in a long-term project for the construction of a military base with an area of some 395 acres, at a cost of $ 42 million.  If the joint venture fails to meet the predetermined schedules, it will be required to compensate the customer at the rate of $ 7,000 (the Company’s share) per day of delay.

Due to severe and extensive damage discovered in October 2003 in part of the materials used to construct the project, the USACE rejected this material.  Accordingly, the joint venture recorded an accrual for additional costs of the project of approximately NIS 298,000 (the Company’s share).

12)

In connection with the project and based on the provisions of the agreement between the joint venture of the Company and the USACE (hereafter – “the Agreement”), the joint venture furnished an insurance company with a letter of guaranty for the performance of the project in the amount of $ 6,204,000.  The letter of guaranty shall be in force until the project is finally accepted by the USACE.

13)

On August 19, 2002, it was announced that a consortium of companies, which included IONICS INC., Dor Chemicals Ltd. and the Company, had been awarded the tender issued by the State of Israel for the construction of a desalination plant – see also note 2c(2). The execution of the transfer of the rights in the tender is subject to approval from the State of Israel. In April 2004 the State Of Israel claims that the termination is due to Carmel Desalination Ltd.’s breach of obligations contained in the Agreement, including CDL’s failure to execute financing agreements. The Bond was forfeited on May 2nd, 2004. Baran’s legal counsels are of the opinion that CDL has good legal arguments against WDA. The estimated costs of the project to date, which were recorded in the financial statements, are NIS 5 million.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

14)

A consortium composed, in equal parts, of Baran Engineering and Projects and Mekorot - The Water Company Ltd. (the Israeli national water company), was exclusively awarded the tender for the construction of a water desalination facility in Ashdod, Israel.  The project will be erected on a turnkey basis and its construction cost is approximately $ 95 million (the Company’s share).  The construction of the project shall be completed within approximately two years.  Because of difficulties and various problems as a result of structural changes in Mekorot , the project is suspended for the time being.

15)

Baran Engineering and Projects is performing an engineering design and permitting issuance process of the natural gas transportation system project in Israel, which was initiated in 2003 and will continue during 2004.  The overall scope of the project is approximately $ 3.5 million.  The above company has completed 28% of this project.

b.	Contingent liabilities:

As of December 31, 2003, the Group and its investee companies are parties to the legal claims detailed below:

1)

In 2001, a claim for NIS 5,440,000 was filed against Baran Raviv by way of a summary procedure.  The claimant alleges that Baran Raviv has a debt in respect of equipment supplied by the claimant.  Baran Raviv has filed an application for leave to defend, in which it rejects the claimant’s claims.  In addition, on January 1, 2003, Baran Raviv submitted its summations in connection with the application for leave to defend.  Deliberations have not yet been scheduled.

2)

On May 2, 2002, a claim was filed with the Tel-Aviv District Court against a proportionately consolidated company - Meissner-Baran - in which the Company has a 46.5% equity interest.  The claim is for Meissner-Baran and 4 other parties to pay a customer approximately NIS 4 million in respect of a damage allegedly caused during the installation of an appliance on April 22, 1999.  At this stage, Meissner-Baran has filed a statement of defense.  Meissner-Baran has an insurance coverage ceiling of approximately $ 0.5 million (adjusted NIS 2,036,000) in respect of all claims for any particular year.  Based on the opinion of its legal counsel, Meissner-Baran’s management estimates that the likelihood of it being required to pay an amount in excess of the insurance coverage of $ 0.5 million is remote.  Therefore, no provision has been included in the financial statements in respect of this claim.

3)

On December 19, 2002, another claim was filed against Meissner-Baran, for Meissner-Baran to pay a supplier NIS 2.4 million in respect of an alleged debt of Meissner-Baran to the supplier in connection with work performed by the supplier for the Company.  In addition, on said date, the supplier requested the Court, ex parte, to issue a provisional attachment order against the properties of Meissner-Baran, up to an amount of NIS 4.5 million.  The Court has granted the supplier’s request and issued an order as above.  On December 25, 2002, Meissner-Baran applied to the Court to replace the attachment with a bank guarantee.  On December 29, 2002, the Court granted this request and canceled the provisional attachment order, in exchange for a bank guarantee in the amount of NIS 2 million.  On June 30, 2003, a letter of defense and a counter-claim in the amount of NIS 292,000 were filed on behalf of Meissner-Baran.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

Based on the facts presented by Meissner–Baran, Meissner–Baran’s legal counsel estimates that it is probable that a loss will be incurred with respect to such matters.  Therefore, no provision has been included in the financial statements in respect of this claim.

4)

On July 12, 2002, a claim was filed against a subsidiary in the United States for an amount of $ 3 million (adjusted NIS 13 million) in respect of a debt to the sellers in connection with an agreement for the acquisition of a subsidiary.  The Company has included a provision in its accounts in respect of this claim, which, based on the advice of legal counsel, is the amount of the probable and reasonably estimatable loss with regard to this claim.

5)

On August 6, 2002, another claim was filed against a subsidiary in the United States, for an amount of $ 3.3 million (adjusted NIS 14 million) in respect of a debt to the sellers in connection with an agreement for the acquisition of a subsidiary.  The Company has included a provision in its accounts in respect of this claim, which, based on the advice of legal counsel, is the amount of the probable and reasonably estimatable loss with regard to this claim.

6)

Investee companies are, in the ordinary course of their business, parties in additional legal claims in an aggregate amount of NIS 6,000,000, as well as in 10 claims for personal injury filed with the Magistrates Court, in an aggregate amount of adjusted NIS 14.5 million.

7)

In August 2003, a subcontractor filed a claim against a joint venture of the Company and others in an aggregate amount of NIS 4 million.  In October 2003, the joint venture filed a motion to suspend the claim, and filed a counter-claim against the subcontractor.  In September 2003, another subcontractor filed a claim against a joint venture of the Company and others in an aggregate amount of NIS 3.5 million.  In February 2004, the joint venture filed statements of defense together with a counter-claim in the amount of NIS 4.6 million.  Based on the opinion of the joint venture’s legal advisor for these matters, the joint venture has recorded an accrual in the amount of NIS 10 million for the probable and reasonably estimatable loss with regard to this claim.

Based on the advice of legal counsel, the Company has included an amount of NIS 12,464,000 in respect of the probable and reasonably estimatable amount related to the above claims, which include the Company’s pro rata share of losses in respect of these claims in relation to its equity investees . Baran believes that it is not likely that the losses, which it will incur in relating to the claims disclosed in Note 11, will materially exceed the amounts disclosed in Note 11 as the amount of the probable losses provided for. The reduction in the provision is, mainly, due to the elapsing of a substantial period of time and in view of the prosecution’s failure to meet the timetable stipulated by the Court in one claim against a subsidiary in the U.S and based on the estimates of its legal counsel as to the reduced chances of the claim.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SHAREHOLDERS’ EQUITY:

a.	Share capital

The Company’s shares are traded on the Tel-Aviv Stock Exchange.  On December 31, 2003 the shares were quoted at the price of adjusted NIS 32.55 per share (December 31, 2002 - adjusted NIS 27.40).  As from November 14, 2002, the shares are listed on the Nasdaq.  On December 31, 2003, the shares were quoted at the price of $ 7.41 per share (December 31, 2002 - $ 5.7).

The Company has 8,375,884 shares issued and outstanding as of December 31, 2002 and 2003.  The shares include 474,300 and 219,935 restricted shares as of December 31, 2002 and 2003, respectively, which are held by employees and non-employees, and 55,808 and 179,736 restricted shares as of December 31, 2002 and 2003, respectively, which are held by the Company.

b.	Shares of the Company held by the Company and its subsidiaries

As of December 31, 2002 and 2003, the subsidiaries Baran Projects Construction Ltd. (“Baran Construction”) and Baran Industries (91) Ltd. (“Baran Industries”) held 176,608 Company shares, which represented approximately 2.11% of the Company’s shares at the aforesaid dates.  The cost of these shares as of December 31, 2002 and 2003 is adjusted NIS 5,649,000.

As of December 31, 2002 and 2003, the number of restricted shares held by the Company (as stated above) represented approximately 0.66% and 2.15% of the Company’s shares, respectively.

In determining the amount of retained earnings available for distribution as a dividend, the Companies Law stipulates that the cost of a company’s shares acquired by a subsidiary have to be deducted from the amount of retained earnings.

c.	Restricted shares granted to employees and non-employees:

The Group has granted restricted shares to its employees and non-employees, at their par value (1 NIS per share), as follows:

	Number of ordinary shares of NIS 1 par value			Vesting period*	Fair value at grant date (NIS per share)

Grant date	Employees		Non- employees (a)

April 6, 2000	182,000	(c)		Over 5 years	104.3
December 28, 2000	179,000	(b)	4,000	Over 5 years	129
August 7, 2001	50,000	(d)		Over 7 years	90.3
November 25, 2001	130,250	(b)	5,000	Over 5 years	83
December 31, 2002	39,800	(e)		Over 5 years	27.93
May 29, 2003	3,000	(f)		1 year	39

*

The period over which the optionee must be employed by, or provide services to, the Company, at the end of which the restriction on the shares is lifted and the shares become ordinary shares of the Company.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

	(a)	Mainly represents Group staff, that are not considered to be employees for accounting purposes, since they are not considered employees of the Group for tax purposes.

(b)

The shares will vest in four equal batches.  The first batch will vest after two years, while the second, third and fourth batches will vest after three, four and five years, respectively, from the grant date.

During 2003, 71,428 forfeited shares were returned to the Company.

(c)

The shares will vest in four batches.  The first batch of 70,000 shares will vest in April 2002, while the second, third and fourth batches of 40,250, 39,000 and 32,750 shares, will vest after three, four and five years, respectively, from the grant date.

During 2003, 22,500 forfeited shares were returned to the Company.

	(d)	Granted to the Company’s CEO

On January 1, 2003, the employment of the Company’s CEO terminated.  As a result, 25,000 forfeited shares were returned to the Company and the other 12,500 shares have been accelerated and fully vested.

(e)

39,000 shares will vest in four equal batches.  The first batch will vest after two years, while the second, third and fourth batches will vest after three, four and five years, respectively, from the grant date.  The remaining 800 shares will vest after two years.

	(f)	All 3,000 shares will vest in one batch.

As December 31, 2001, 2002 and 2003, the number of unvested restricted shares held by Group employees and non-employees is 567,631, 515,469 and 441,055 shares, respectively.

In addition, at the same dates, the weighted number of forfeited shares held by the Company is, 95,608, 95,608, and 180,986 shares, respectively.

The restricted shares, held by the employees and non-employees, have the same voting rights and the right to receive dividends, as the Company’s ordinary shares.

d.

The granting of shares in accordance with the stock option plan for Israeli employees is subject to the terms stipulated by Section 102 of the Income Tax Ordinance.  Inter alia, these terms provide that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit in respect of shares or options granted under the plan, as follows:

Through December 31, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit chargeable to tax in the hands of the employee.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

From January 1, 2003 the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit chargeable to tax as work income in the hands of the employee, while that part of the benefit that is chargeable to capital gains tax in the hands of the employee will not be allowable - all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.  The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

e.	Employee stock option plan

On February 27, 2003, the Company in general meeting approved an option plan for employees of a subsidiary in the USA, under which senior employees in the USA are to be granted options to purchase up to 116,000 ordinary shares of the Company, without consideration.  Any option not exercised by the end of the exercise period will expire.

On December 1, 2003, options to purchase 74,000 ordinary shares were granted under this plan, at an exercise price of NIS 30.64.  The vesting period of the options granted is 2 years from the date of grant and the rights of the ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of the Company.  The exercise period of the options granted is 3 years from the date of grant.

On November 3, 2003, the Company’s Board of Directors approved employee stock option plans (hereafter – the plans), whereunder up to 82,000 options are to be granted to senior employees of the Company, without consideration.  Under the plans, each option can be exercised to purchase one ordinary share of NIS 1 par value of the Company.  Immediately upon allotment, the ordinary shares purchased, upon exercise of the options, will have the same rights as other Company ordinary shares.

On December 22, 2003, 37,500 options were granted under plan 1, at an exercise price of NIS 29.79.

On December 22, 2003, 37,500 options were granted under plan 2, at an exercise price of NIS 29.79, plus $ 5.

The vesting period of the options granted under the plans is 2-3 years from the date of grant and the rights of the ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of the Company.  The exercise period of the options granted is 3-4 years from the date of grant.

In addition, the Company has undertaken to make a cash payment to the employees – in an amount of $ 2 per option - in the event that the share price does not reach a certain level during the exercise period and only upon expiration of the options (i.e. if the options are not exercised).

As of December 31, 2003, the options were out-of-the money and the Company, accordingly, recorded a provision for the cash payment under the aforesaid undertaking, pro rata to the expired portion the lock-up period.  The provision at balance sheet date, amounting to adjusted NIS 2,000 is included in the line “employees” under “accounts payable and accruals – other”

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

The options granted to the Israeli employees are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance.  Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plans.

A summary of the status of the company’s plans as of December 31, 2003, 2002 and 2001and changes during the years ended of those dates, is presented below :

	Year ended December 31, 2 0 0 3

	Number	Weighted average exercise price

		NIS

Options outstanding at beginning of year	-,-	-,-

Changes during the year - options granted	149,000	34.88

Options outstanding at end of year	149,000	34.88

Weighted average fair value of options granted during the year		10.496

	2 0 0 3

	Number	Exercise price	Weighted average fair value

		NIS

Options granted during the year at the following exercise prices:
Below market value	74,000	30.639	11.684

At market value	37,500	29.79	11.982

Above market value	37,500	51.685	7.167

The fair value of options granted during 2003 was adjusted NIS 1,582,712. The fair value of each option granted is estimated on the date of grant using the Black & Scholes option–pricing model, with the following weighted average assumptions:

2003

Expected volatility	57.25%
Risk free interest rate	2.2%
Expected life in years	2.5

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

The following table presents summarized information relating to the options outstanding at December 31, 2003:

Options outstanding

Exercise prices	Number outstanding at December 31, 2003	Weighted average remaining contractual life

NIS		Years

29.79	37,500	3
51.685	37,500	3
30.639	74,000	2.5

29.79-30.639	149,000	2.7

With respect to options granted to Israeli employees, the amount that the Company will be allowed to claim, as an expense for tax purposes, will be the amount of the benefit chargeable to tax as work income in the hands of the employee, while that part of the benefit that is chargeable to capital gains tax in the hands of the employee shall not be allowable. All are subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense will be recognized in the tax year that the benefit is credited to the employee.

f.	Retained earnings

As prescribed by the Companies Law, in determining the amounts available for dividend distribution, the amount of Company shares purchased by subsidiaries or acquired by the Company are deducted from the balance of retained earnings presented under the Company’s shareholders’ equity.

In the event of the Company declaring cash dividends, such dividends will be paid in Israeli currency.  Under current Israeli regulations, any cash dividend in Israeli currency, paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 -  TAXES ON INCOME:

a.	The Company and its investee companies:

	1)	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the law).

Under the law, by virtue of the “approved enterprise” status granted to some of their plants, two of the Company’s subsidiaries are entitled to various tax benefits.  The main tax benefits available to the abovementioned subsidiaries are:

		a)	Tax exemption and reduced tax rates

During the period of benefits - 7 years or 10 years commencing the first year in which the subsidiary earns taxable income from the approved enterprises (provided the maximum period to which it is restricted by law has not elapsed) - the following reduced tax rates or tax exemptions apply to the subsidiaries’ income from their approved enterprises:

(i)

One of the subsidiaries is exempt from tax on the income from the approved enterprise in respect of which the subsidiary has elected the “alternative benefits” track; the length of the exemption period is ten years, and will expire in 2006.  The benefit period in respect of this enterprise has not yet commenced.  See also note 1k(3)(a).

In the event of distribution of cash dividends out of income, which was tax exempt as above, the subsidiary would have to pay tax at the rate of 25% in respect of the amount distributed.

(ii)	The other subsidiary will be liable to corporate tax at the rate of 25%, instead of the regular tax rate, for a period of seven years. See also note 1k(3)(b).

b)	Accelerated depreciation

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

In 2003, the provisions of the Amendment to the Income Tax Ordinance (No. 132), 2002 (hereafter – the tax reform law) came into effect.  The tax reform law comprehensively reforms certain parts of the Israeli tax system.  Certain provisions of the tax reform law and anticipated supplementary provisions will only be applied from later dates.

The Company expects that, as a result of the implementation of the tax reform law, it will have a gradual reduction in its tax liability due to the fact that a significant portion of its income is liable to capital gains tax.  In accordance with the provisions of the tax reform law, as from January 1, 2003, capital gains will be taxed at a reduced rate of 25%, instead of the regular rate of 36% at which they were taxed until the aforementioned date; with regard to the sale of assets acquired prior to January 1, 2003, the reduced tax rate will be applicable only for the gain allocated to capital gains earned after the implementation of the tax reform law, which will be calculated, as prescribed by that law.  Furthermore, the tax reform law stipulates that carryforward capital losses may be utilized against capital gains, without any time restriction (the time limitation for the utilization has been removed in respect of capital losses which arose in the tax year 1996 and thereafter).  The tax reform law also includes an arrangement to allow the set off of capital losses from the sale of overseas assets against capital gains in Israel.

5)	Carryforward tax losses and balance of deduction for inflation:

	December 31

	2002	2003

	Adjusted NIS in thousands

Losses and balance of deduction for inflation*	59,569	99,639

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - TAXES ON INCOME (continued):

*

Includes balance of carryforward losses of overseas subsidiaries - denoted in foreign currency - that amounts to adjusted NIS 62,665,000 as of December 31, 2003 (December 31, 2002 - NIS 33,751,000).  Under the Israeli inflationary adjustments law, most of the carryforward tax losses are linked to the Israeli CPI and can be utilized with no expiration date.

6)

Carryforward realized losses on sales of marketable securities at December 31, 2003 aggregate adjusted NIS 1,444,000; December 31, 2002 - adjusted NIS 323,473 (these amounts are excluded from the carryforward tax loss balance disclosed in the table in (5) above).  The realized losses are deductible from future realized gains from marketable securities, if any.  Full valuation allowance has been included in respect of such losses, as it is not probable that they will be utilized in the foreseeable future.

As of December 31, 2002 and 2003, carryforward capital tax losses totaled adjusted NIS 1,481,141, and NIS 1,640,000, respectively.  These losses may only be utilized against capital gains.  The Company provide a full valuation allowance with respect to carryforward tax losses.  Under the inflationary adjustments law, tax losses, capital losses and the deduction for inflation carried forward to future years are linked to the Israeli CPI.

b.	Deferred income taxes:

	1)	The composition of the deferred taxes is as follows:

	December 31

	2002	2003

	Adjusted NIS in thousands

Depreciable fixed assets	(50)	(22)
Severance pay	1,559	1,723
Vacation and recreation pay	2,177	1,474
In respect of differences between reporting on accrual basis and cash basis (see f. below)	(3,597)	(3,317)
In respect of carryforward tax losses and deduction for inflation	21,445	37,863
Other net	159	(453)

	21,693	37,268
L e s s - valuation allowance	(16,497)	(32,803)

	5,196	4,465

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - TAXES ON INCOME (continued):

2)	Deferred taxes are presented in the balance sheets as follows:

	Consolidated

	December 31

	2002	2003

	Adjusted NIS in thousands

Among current assets	7,284	6,081
Among investments loans and long-term receivables	1,559	1,723
Among current liabilities	(3,597)	(3,317)
Among long-term liabilities	(50)	(22)

B a l a n c e - asset, net *	5,196	4,465

*	Regarding companies in Israel, realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount.

The deferred taxes are computed mainly at the tax rate of 36%.

Foreign subsidiaries are subject to the tax laws in their countries of residence.

c.	Income (losses) before taxes on income is composed as follows:

	Consolidated

	Year ended December 31

	2001	2002	2003

	Adjusted NIS in thousands

The Company, subsidiaries and proportionately consolidated companies in Israel	109,557	31,730	(9,601)
Subsidiaries and proportionately consolidated companies outside Israel	537	6,797	(59,716)

	110,094	38,527	(69,317)

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - TAXES ON INCOME (continued):

d.	Taxes on income included in the statements of income:

	1)	As follows:

	Consolidated

	Year ended December 31

	2001	2002	2003

	Adjusted NIS in thousands

Current:
In Israel	41,604	13,531	7,778
Other	468	2,713	1,292

	42,072	16,244	9,070
Deferred, see 13b above:
In Israel	2,186	390	756
Other	409	1,058

	2,595	1,448	756

	44,667	17,692	9,826
For previous years - current	(171)	(739)

	44,496	16,953	9,826

Current taxes have been computed at the tax rates of 36% and 25% (mainly 36%) for the tax years 2001 -2003.

Foreign subsidiaries are subject to the tax laws in their countries of residence.

BARAN GROUP LTD.
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - TAXES ON INCOME (continued):

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see a(3) above), and the actual tax expense:

	Year ended December 31

	2001	2002	2003

	Adjusted NIS in thousands

Income (loss) before taxes on income, as reported in the statements of income (loss)	114,453	38,527	(69,317)

Theoretical tax expense (benefit)	41,203	13,869	(24,954)
L e s s - tax benefits arising from approved enterprise status	128	882	(241)

	41,075	12,987	(25,195)
Decrease in taxes resulting from different tax rates applicable to foreign subsidiaries	(46)	182	865
Increase in valuation allowance	4,597	5,565	16,306
Erosion of tax payments		234	49
Increase (decrease) in taxes resulting from permanent differences – the tax effect:
Disallowable deductions:
Goodwill impairment			13,069
Goodwill amortization	33	859	4,760
Other	1,245	1,583	673
Income taxed at special rates		(1,703)
Decrease in taxes resulting from shares issued to employees and non-employees	(2,303)	(1,988)	(1,268)
Taxes in respect of previous years	(171)	(739)
Other	66	47	567
Decrease in taxes in respect of tax losses incurred in the reported year for which deferred taxes were not created		(74)

Taxes on income as reported in the statement of income (loss)	44,496	16,953	9,826

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - TAXES ON INCOME (continued):

e.	Tax assessments

Some of the Group companies have received final assessments through the tax year 2001.  The Company and some of its subsidiaries have received final assessments through the tax year 1997.  Some of the Group companies have not received final tax assessments since their incorporation, although the tax assessments filed through the tax year 1997 are considered to be final.

f.	Basis of recognizing income for tax purposes

The Company and its Israeli subsidiaries report for tax purposes on the accruals basis, with the exception of the engineering companies, Baran Engineering and Baran Infrastructure, which report on the cash basis.

NOTE 14 - LINKAGE TERMS OF MONETARY BALANCES:

a.	As follows:

	D e c e m b e r 3 1, 2 0 0 3

	Linkage to euro	Linkage to U.S dollar	CPI linked	Unlinked	Others	Total

	Adjusted NIS in thousands

Adjusted NIS :
Assets:
Current assets	72,925	74,535	60,083	181,090	3,432	392,065
Long-term loan and long-term receivables		134	502	13,686		14,322

	72,925	74,669	60,585	194,776	3,432	406,387

Liabilities:
Current liabilities	78,530	55,608	2,325	140,157	6,550	283,170
Long term bank loans (including current maturities)	7,016		140,474	11,911		159,401
Other long-term liabilities				5,150		5,150
Capital notes issued to minority shareholders of a subsidiary			22,388			22,388

	85,546	55,608	165,187	157,218	6,550	470,109

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - LINKAGE TERMS OF MONETARY BALANCES (continued):

b.	Data regarding the Israeli CPI and exchange rate of the U.S. dollar and the euro:

	Exchange rate of one dollar	Exchange rate of one euro	Israeli CPI*

As of December 31:
2003	NIS 4.379	NIS 5.5331	Points 99.4
2002	NIS 4.737	NIS 4.9696	Points 101.3
2001	NIS 4.416	NIS 3.9075	Points 95.1
2000	NIS 4.041	NIS 3.7628	Points 93.8
Increase (decrease) during:
2003	(7.6)%	11.3%	(1.9)%
2002	7.3%	27.2%	6.5%
2001	9.3%	3.8%	1.4%

*	Based on the index for the month ending on each balance sheet date, on the basis of 2002 average = 100.

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

		December 31

		2002	2003

		Adjusted NIS in thousands

a.	Short-term investments:
	Marketable securities:
	Bonds:
	Government bonds	49,239	49,414
	Corporate bonds	5,458	4,937
	Mutual fund participation certificates	4,263	1,253
	Shares	269	294
	Short-term bank deposits*	123	6,660
	Deposit in an investment company	26,876
	Non-marketable options		1,260

		86,228	63,818

*	The deposits, which are for periods of up to one year, are unlinked and bear interest at an average rate of 1% per annum.

BARAN GROUP LTD.
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

			December 31

			2002	2003

			Adjusted NIS in thousands

b.	Accounts receivable:

	1)	Trade and income receivable:
		Open accounts and checks receivable	178,953	142,479
		L e s s - allowance for doubtful accounts	(7,628)	(4,558)

			171,325	137,921
		Income receivable, net of customer advances	85,735	93,799

			257,060	231,720

	2)	Other:
		Employees	2,327	1,872
		Government institutions	6,728	3,593
		Proportionately consolidated companies*	4,187	12,187
		Related parties*	43
		Prepaid expenses	5,262	5,241
		Deferred income taxes, see note 13b	7,284	6,081
		Income taxes refundable	5,918	6,501
		Advances to suppliers	1,544	806
		Derivative instruments	2,439	1,720
		Investment designated for sale	4,267
		Sundry	6,597	11,161

			46,594	49,162

*

The balances due from proportionately consolidated companies are linked to the Israeli CPI and bear interest at the rate of 4% per annum.  The balances due from related parties are unlinked and bear no interest.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

			December 31

			2002	2003

			Adjusted NIS in thousands

c.	Inventories:

	Raw materials and supplies		5,749	9,757
	Products in process		464	788
	Finished products		2,972	5,931

			9,185	16,476

d.	Short-term bank credit and bank loans:
	1)	Composed as follows:
		Short-term bank credit*	17,422	23,509
		Short-term bank loans	55,829	86,519
		Current maturities of long-term bank loans, see note 8	25,892	24,690

			99,143	134,718

		Unutilized credit facilities	542,826	431,755

*	The Company has provided guarantees to a certain subsidiary and joint venture in the amount of adjusted NIS 7,776,000.

2)	Classified by currency, linkage terms and interest rates, the short-term bank credit and bank loans (excluding current maturities of long-term loans) are as follows:

	Weighted interest rates at December 31, 2003
		December 31

		2002	2003

	%	Adjusted NIS in thousands

In, or linked to, foreign currencies	2.59-3.43	58,232	66,558
Linked to the Israeli CPI	6.18	6,480	2,047
Unlinked	6-7	8,539	41,423

		73,251	110,028

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

		December 31

		2002	2003

		Adjusted NIS in thousands

e.	Accounts payable and accruals - other:
	Government institutions	25,550	10,090
	Provision for vacation pay	6,791	5,094
	Accrued expenses	81,022	55,045
	Employees	6,856	6,768
	Income taxes payable	5,715	6,064
	Related parties	5,199	3,312
	Warranty provision**	10,758	3,526
	Customer advances*	2,572	7,306
	Deferred income taxes, see note 13b	3,597	3,317
	Income received in advance	480	37
	Sundry	7,137	12,300

		155,677	112,859

*	Customer advances as of December 31, 2002 and 2003 are presented net of work in progress amounting to adjusted NIS 16,314,000 and adjusted NIS 7,361,000, respectively.

**	Movements in the warranty provision during the year:

Adjusted NIS in thousands

Balance at January 1, 2002	21,182
Payments made under the warranty	(3,362)
Provisions created	1,804
Change in accrual in respect of pre-existing warranties	(8,866)

Balance at December 31, 2002	10,758
Payments made under the warranty	(414)
Provisions created	1,266
Change in accrual in respect of pre-existing warranties	(8,084)

Balance at December 31, 2003	3,526

BARAN GROUP LTD.
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of income (loss):

			Year ended December 31

			2001	2002	2003

			Adjusted NIS in thousands

f.	Cost of revenues:

	1)	Construction projects and services:
		Materials consumed	124,323	57,812	41,588
		Salaries	155,709	154,238	128,949
		Subcontractors	387,074	299,607	210,317
		Manufacturing and operating costs	73,246	75,535	50,578
		Depreciation and amortization	5,876	10,355	6,565

			746,228	597,547	437,997
		Decrease (increase) in finished products inventory	(4,696)	(2,879)	(3,218)

			741,532	594,668	434,779

	2)	Sale of products:
		Materials consumed	87,293	138,512	181,762
		Salaries	2,844	3,809	4,676
		Subcontractors	2,042
		Manufacturing and operating costs	397	3,165	3,843
		Depreciation and amortization	277	481	441

			92,853	145,967	190,722
		Decrease (increase) in products in process inventory	(2,867)	9,218	(41)
		Decrease (increase) in finished products inventory	(546)	1,756	(3,891)

			(3,413)	10,974	(3,932)

			89,440	156,941	186,790

	3)	Lease of buildings:
		Salaries		630
		Subcontractors			28
		Manufacturing and operating costs	10		540
		Depreciation and amortization	1,550	1,907	2,030

			1,560	2,537	2,598

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

		Year ended December 31

		2001	2002	2003

		Adjusted NIS in thousands

g.	Selling and marketing expenses, net:

	Payroll and related expenses	2,703	8,902	5,106
	Advertising and sales promotion expenses	2,647	4,249	3,466
	Depreciation and amortization	197	266	420
	Other	4,720	9,943	11,577
	L e s s - government participations in marketing expenses	(783)	(189)	(124)

		9,484	23,171	20,445

h.	General and administrative expenses:

	Payroll and related expenses	21,354	18,281	26,711
	Vehicle expenses	1,514	1,781	2,508
	Rentals and office maintenance	8,710	4,865	5,196
	Office supplies, postage and telephone	6,119	8,913	7,573
	Professional fees	2,632	4,029	3,697
	Traveling	1,236	1,608	3,137
	Allowance for doubtful accounts and bad debts	(12)	(44)	828
	Depreciation and amortization	3,122	5,657	18,367
	Other	14,387	7,396	5,228

		59,062	52,486	73,245

i.	Financial income (expenses), net:

	In respect of marketable securities	632	552	5,618
	In respect of deposits and loans granted	14,864	5,139	404
	In respect of short-term bank credit and bank loans	(5,353)	(11,479)	(5,728)
	In respect of long-term loans	(3,270)	(11,819)	(8,625)
	Other - primarily erosion of monetary items, net	538	1,432	(1,715)

		7,411	(16,175)	(10,046)
	Borrowing costs capitalized to (reversed from) cost of land and buildings for lease	405	(950)

		7,816	(17,125)	(10,046)

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

		Year ended December 31

		2001	2002	2003

		Adjusted NIS in thousands

j.	Other income (expenses), net:
	Capital gain on sale of fixed assets	78	1,626	560
	Capital gain on disposal of shares of associated company			507
	Capital loss on reduction in percentage of shareholding in associated company			(116)
	Capital loss in respect of impairment in value of other investments			(1,075)
	Capital gain on payable being forgiven			385
	Impairment of fixed asset		(590)	(177)
	Capital gain on sale of investment designated for sale			649
	Other	334

		412	1,036	733

k.	Company’s share in profits (losses) of associated companies, net:
	Share in profits (losses) for the year, net	(2,801)	1,495	(161)
	Amortization of goodwill	(373)	(455)	(456)

		(3,174)	1,040	(617)

	Dividend received	1,445	1,845	1,493

NOTE 16 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	General

The Company invests available cash in low risk instruments. The Company has not entered into any hedging transactions with respect to exchange rates related to its current projects, because the related income and expenses for the majority of those projects are in Israeli currency.

Foreign Subsidiaries typically carry out their activities in the local functional currency, so that the revenues from those activities are not exposed to fluctuations in exchange rates.

b.	Concentration of credit risks

Most of the Group’s cash and cash equivalents at December 31, 2002 and 2003 were deposited with Israeli, US and German banks.  The Company is of the opinion that the credit risk in respect of these balances is remote.

Some of the Group’s income is from major customers (see also note 18c).

The Group performs ongoing evaluations of its customers and does not generally require collateral. The accounts include a provision for doubtful accounts.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

c.	Derivatives

As stated in note 1n, the Group enters into foreign exchange forward contracts in order to protect the Group from the risk that the cash flows resulting from purchases of inventories will be affected by changes in the exchange rate.  The term of all these contracts is less than one year.  As of December 31, 2002 and 2003 the Group has no such forward contracts outstanding.

As described in note 1o, the Group enters into future contracts in order to protect itself from changes in prices of certain commodities.  These future contracts are accounted for as non-hedging instruments.  As of December 31, 2002 and 2003, the Group had future contracts for certain commodities in the amount of adjusted NIS 2,439,000 and adjusted 1,720,000, respectively.

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

The fair value of long-term trade receivables (including current maturities) amounts to adjusted NIS 13,817,000 using a capitalization rate of 4% (see note 11a(1)).

The Company does not disclose the fair value of capital notes issued to minority shareholders in a subsidiary, since it is not practicable to determine their fair value with sufficient reliability.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Benefits to related parties:

	Year ended December 31

	2001	2002	2003

	Adjusted NIS in thousands

Wages and salaries paid to related parties employed by the Company (6 recipients in 2001, 7 recipients in 2002 and 8 recipients in 2003)	2,858	2,139	2,434
Directors’ fees paid to directors who are not employed by the Company (4 recipients in 2001 and 2002 and 3 recipients in 2003)	160	136	173

	3,018	2,275	2,607

Bonuses (6 recipients in 2001, 1 recipient in 2002 and 2 recipients in 2003), see note 11a(9)	6,389	491	819

	Number of shares

Restricted shares granted to an interested party, see note 12c	49,057

b.	Balances with related parties:
	December 31

	2002	2003

	Adjusted NIS in thousands

Among current assets, under other accounts receivable:
Balance at balance sheet date	43

Highest balance during the year	112

Among current liabilities, under accounts payable and accruals	5,199	3,312

c.	Transactions with associated companies:

	1)	Management fees for the years ended December 31, 2001, 2002 and 2003 were adjusted NIS 1,171,000, adjusted NIS 1,091,000 and adjusted NIS 1,166,000, respectively.

	2)	Rent payments for the years ended December 31, 2002 and 2003 were adjusted NIS 373,000 and adjusted NIS 467,000, respectively.

d.	Transactions with related parties

Rent payments for the year ended December 31, 2003 were adjusted NIS 263,000.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - BUSINESS AND GEOGRAPHICAL SEGMENTS (continued):

a.	Business segments:

	1)	General

The Group operates in the following divisions: communications, technologies and services, construction and industry.  These divisions are the basis on which the Group reports its primary business segment information, commencing from 2000.

In addition, in 2002, the Group’s technologies division was segregated into three business segments: technologies, buildings for lease, and marketing and recycling of food products, as disclosed below.

During 2002, the Group changed its internal organization by transferring a proportionately consolidated company (Nes-Pan) from the consulting segment to the buildings for lease segment and a wholly owned subsidiary (Baran Industries (91) Ltd.) from the construction segment to the industry segment.  The 2001 segment data was restated to reflect the above changes.

	2)	Segment results

The operating results by segments include all the costs and expenses relating directly to each segment as well as shared expenses, which are allocated to the segments on a reasonable basis.

	3)	Segment assets and liabilities

Segment assets include all operating assets used by a segment and consist principally of cash and cash equivalents, receivables, inventories, fixed assets, goodwill and other intangible assets, net of allowances and provisions.  While most of these assets can be directly attributed to individual segments, the carrying value of certain assets, which are used jointly by two or more segments, is allocated to the segments on a reasonable basis.

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

	5)	Investments in associated companies presented by the equity method

Investments in associated companies, Tefen and A.L.D., which are engaged in providing consulting services in the fields of management, operation, industrial engineering, computerization and IT development in Israel and worldwide, are accounted for by the equity method.  Although the investments in these companies and the share in their profits are not considered part of the segments’ assets and revenues, they are included separately in the “consulting segment”.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - BUSINESS AND GEOGRAPHICAL SEGMENTS (continued):

6)	Business segment information for 2003 (adjusted NIS in thousands):

	Communications	Construction	Industry	Semi- conductors	Consulting	Marketing and recycling of food products	Technologies	Buildings for lease	Eliminations	Total consolidated

Income (loss) statement data:
Revenues:
Unaffiliated customers	238,374	53,899	120,532	12,545	61,428	180,652	20,617	7,401		695,448
Intersegment	23	82	2,312		12,208		271	788	(15,684)

T o t a l revenues	238,397	53,981	122,844	12,545	73,636	180,652	20,888	8,189	(15,684)	695,448

Segment results	(1,771)	4,174	(7,403)	235	(21,968)	3,072	(5,040)	4,837		(23,864)

Unallocated general expenses										(888)

Operating loss										(24,752)
Financial expenses – net										(10,046)
Other expenses - net										(34,519)
Taxes on income										(9,826)

Loss after taxes on income										(79,143)
Share in losses of associated companies, net					(617)					(617)

Minority interests in losses of subsidiaries										2,490

Net loss										(77,270)

Other data:
Segment assets	228,431	30,959	63,717	19,204	115,468	44,580	15,682	84,759	(250)	602,550

Investment in associated companies - presented by the equity method					24,181					24,181

Assets not allocated between the segments										20,586

T o t a l consolidated assets										647,317

Segment liabilities	74,437	41,479	26,440	29,770	25,150	6,915	5,953	2,137		212,281

Liabilities not allocated between the segments										258,677

T o t a l consolidated liabilities										470,958

Capital expenditure	3,815	1,081	1,637	500	515	143	5,390	5,574

Depreciation and amortization	19,425	600	2,404	313	1,633	277	1,141	2,030

Impairment	36,304

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - BUSINESS AND GEOGRAPHICAL SEGMENTS (continued):

7)	Business segment information for 2002 (adjusted NIS in thousands):

	Communications	Construction	Industry	Semi- conductors	Consulting	Marketing and recycling of food products	Technologies	Buildings for lease	Eliminations	Total consolidated

Income statement data:
Revenues:
Unaffiliated customers	341,991	46,488	151,038	114,206	57,420	152,657	20,130	6,490		890,420
Intersegment	420	2,068	15,765		22,012		588		(40,853)

T o t a l revenues	342,411	48,556	166,803	114,206	79,432	152,657	20,718	6,490	(40,853)	890,420

Segment results	27,040	4,688	6,998	9,930	10,624	2,085	(8,302)	3,463	(157)	56,369

Unallocated general expenses										1,753
Operating income										54,616
Financial expenses – net										(17,125)
Other income – net										1,036
Taxes on income										(16,953)

Income after taxes on income										21,574
Share in profits of associated companies					1,040					1,040

Minority interests in losses of subsidiaries										2,142

Net income										24,756

Other data:
Segment assets	290,902	28,602	32,000	47,783	80,259	30,208	33,108	59,591	(233)	602,220

Investment in associated companies - presented by the equity method					26,818					26,818

Assets not allocated between the segments										155,105

T o t a l consolidated assets										784,143

Segment liabilities	147,388	15,606	16,048	37,696	25,044	7,547	8,369	502		258,200

Liabilities not allocated between the segments										274,217
T o t a l consolidated liabilities										532,417

Capital expenditures	99,950	292	803	104	2,922	388	15,054	1,117
Depreciation and amortization	10,340	684	1,672	903	1,818	342	735	1,652

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - BUSINESS AND GEOGRAPHICAL SEGMENTS (continued):

8)	Business segment information for 2001 (adjusted NIS in thousands):

	Communications	Construction	Industry	Semi- conductors	Consulting	Marketing and recycling of food products	Technologies	Buildings for lease	Eliminations	Total consolidated

Income statement data:
Revenues:
Unaffiliated customers	427,355	29,676	162,985	283,236	4,339	86,552	10,537	6,286		1,010,966
Intersegment	65	3,423	12,563		23,799				(39,850)

T o t a l revenues	427,420	33,099	175,548	283,236	28,138	86,552	10,537	6,286	(39,850)	1,010,966

Segment results	65,351	1,814	10,368	29,850	6,611	2,762	(7,634)	3,207	(130)	112,199

Unallocated general expenses										(1,615)

Operating income										110,584
Financial income - net										7,816
Other expenses - net										(3,947)
Taxes on income										(44,496)

Income after taxes on income										69,957
Share in profits of associated companies					(3,174)					(3,174)

Minority interests in losses of subsidiaries										574

Net income										67,357

Other data:
Segment assets	248,792	26,995	56,166	154,641	17,931	39,434	27,945	56,996	(390)	628,510

Investments in associated companies - presented by the equity method					26,841					26,841

Assets not allocated between the segments										95,956

T o t a l consolidated assets										751,307

Segment liabilities	180,157	23,665	30,221	140,000	45,121	7,789	6,211	294		433,458

Liabilities not allocated between the segments										95,145

T o t a l consolidated liabilities										528,603

Capital expenditure	98,844	1,631	1,899	3,973	2,235	7	544	2,219

Depreciation and amortization	3,980	936	1,620	481	245	218	451	1,626

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - BUSINESS AND GEOGRAPHICAL SEGMENTS (continued):

b.	Geographical segments:

	1)	Revenues by geographical area:

Following are data regarding the Group’s consolidated revenues by geographical area based on the location of customers:
	Year ended December 31

	2001	2002	2003

	Adjusted NIS in thousands

Israel	921,109	633,660	450,245
Europe	85,568	179,707	67,063
U.S.A	4,289	40,041	97,496
Other		37,012	80,644

	1,010,966	890,420	695,448

2)	Assets and additions to fixed assets and intangible assets by geographical area

Following are data reflecting the carrying value of segment assets and additions to fixed assets and intangible assets by geographical area in which the assets are located:

	Carrying value of segment assets

	December 31

	2001	2002	2003

	Adjusted NIS in thousands

Israel	545,522	356,782	379,496
Europe	77,377	85,252	59,009
U.S.A.	5,394	145,140	39,928
Other		14,821	4,677

	628,293	601,995	483,110

	Additions to fixed assets and intangible assets

	Year ended December 31

	2001	2002	2003

	Adjusted NIS in thousands

Israel	19,531	118,857	15,555
U.S.A.	89,530
Other	2,291	1,773	3,100

	111,352	120,630	18,655

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - BUSINESS AND GEOGRAPHICAL SEGMENTS (continued):

c.	Major customers

Revenues from major customers that represent 10% or more of the Group’s revenues:

	Year ended December 31

	2001		2002

	Adjusted NIS in thousands	% of turnover	Adjusted NIS in thousands	% of turnover

Sales to major customers that represent more than 10% of the Group’s turnover:
Customer A* - communications segment	274,636	27.16

Customer B - semi-conductors segment	200,952	19.88	111,880	12.56

*	With respect to the termination of the agreement in 2002, with Customer A – YES, see note 11a(1).

NOTE 19 - LIABILITIES AND GUARANTEES SECURED BY PLEDGES:

a.

Specific pledges are registered on the vehicles of the Company and of some of the investee companies in favor of the leasing company, in accordance with the lease agreement.  These vehicles are not registered in the names of the companies.

b.

All securities and deposits, of whatever type, that are and that shall be placed with certain banks and any other placement in respect of and in relation to the securities and deposits of the Company and the investee companies, are pledged, under specific pledges, in favor of banks. The total amount of deposits and securities as of December 31, 2003 is adjusted NIS 65,132,000.

c.

Contractual rights in respect of real estate in Omer, on which Baran House is located, were pledged in favor of a certain bank as security for a loan.  As of balance sheet date, the loan had been fully repaid, and the bank lifted the related pledge on March 10, 2004.

d.

A first-ranking fixed charge and a floating charge in favor of banks are registered on the notes of E.O.D. that have been placed with the banks and on all the notes that shall be placed with the banks from time to time.

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

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - LIABILITIES AND GUARANTEES SECURED BY PLEDGES (continued):

f.

To secure its liabilities to banks, Nes-Pan registered a fixed charge on all its rights in real estate.  The balance as of balance sheet date of a liability of Nes-Pan to a bank, which is secured by a pledge, is adjusted NIS 53,422,000.  In addition, Nes-Pan registered a specific charge on certain amounts receivable, in order to secure its liability to a certain bank.

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

h.	A.A.B. Joint Venture “Nachshonim Project” pledged all its assets in favor of a bank, in order to secure its credit facilities.

i.	The balance of the pledged bank guarantees of the Company and of certain subsidiaries is adjusted NIS 83,232,000 as of December 31, 2003.

A US subsidiary has registered a pledge on a deposit in the amount of NIS 1,094,750 in favor of a letter of credit received from US bank.

j.	The Company guarantees the loans to its employees granted by the bank. The maximum amount of such guarantees is NIS 330,000 and the balance as of December 31, 2003 is NIS 283,500.

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES

The Company prepares its financial statements in accordance with Israeli GAAP.  As applicable to these financial statements, Israeli GAAP vary in certain significant respects from U.S. GAAP and as allowed by Item 18 to Form 20-F, as described below:

a.

In accordance with Israeli GAAP, the Company comprehensively includes the effect of the changes in the general purchasing power of Israeli currency in these financial statements, as described in note 1b. The adjustments to reflect the changes in the general purchasing power of Israeli currency have not been reversed in the reconciliation of Israeli GAAP to U.S. GAAP.  See also note 1s regarding a new Israeli pronouncement that requires the discontinuance of adjustments for inflation as from January 1, 2004.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

b.	The Company’s reconciliation of net income and shareholders’ equity between Israeli GAAP and U.S. GAAP, pursuant to the reconciliation requirements of Item 18 to Form 20-F, are as follows:

		Year ended December 31

		2001	2002	2003	2003

		Adjusted NIS			Convenience translation into U.S. dollars

		In thousands (except per share data)

1)	Net income (loss):
	As reported in these financial statements, under Israeli GAAP	67,357	24,756	(77,270)	(17,647)
	Effect of the treatment of the following items under U.S. GAAP:
	Restricted shares granted to Group’s employees (see j(1) below)	(11,188)	(8,716)	(6,829)	(1,559)
	Options granted to Group’s employees (see j(2) below)			(2)
	Restricted shares and options granted to non- employees (see j(3) below)	(2,940)	(34)	(52)	(12)
	Goodwill amortization (see k below)	143	2,386	9,744	2,225
	Goodwill impairment (see k below)			(5,408)	(1,235)
	Derivative instruments and embedded derivatives (see l below)	220	(220)
	Capital notes issued by a subsidiary (see m below)	395	400	435	99
	Inclusion of a proportionately consolidated company’s data of a subsidiary (see n below)	(1,709)	1,091	519	119
	Litigation settlement with YES (see p below)	(2,598)	1,432	872	199
	Translation of subsidiaries financial statements (see o below)	(204)	(78)	(53)	(12)
	Potential dilution in the Company’s share holding in associated companies as a result of convertible securities issued by them (see q below)	(53)	(122)	116	26
	Share in losses of an associated company (see v below)	(266)
	Tax effect on the above U.S. GAAP adjustments	5,033	2,407	2,166	495
	Income taxes with respect to:
	Investments in associated and proportionately consolidated companies (see r(1) below)	355	423	(106)	(24)
	Benefit related to employee and non-employee stock based awards (see r(2) below)	(2,303)	(1,988)	(1,268)	(290)
	Guarantees (see w below)			(3)	(1)
	Company’s share in Israeli - U.S. GAAP differences relating to associated companies (see s below)	(532)	(384)	287	66

	Net income (loss) under U.S. GAAP - carried forward	51,710	21,352	(76,852)	(17,551)

*     Adjusted retroactively (see v below).

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	Year ended December 31

	2001	2002	2003	2003

	Adjusted NIS			Convenience translation into U.S. dollars

	In thousands (except per share data)

Net income (loss) under U.S. GAAP - brought forward	51,710	21,352	(76,852)	(17,551)

Other comprehensive income (loss):
Differences from translation of foreign currency financial statements of subsidiaries and proportionately consolidated company	848	1,267	(4,062)	(928)

Comprehensive income (loss) under U.S. GAAP	52,558	22,619	(80,914)	(18, 479)

Earnings (loss) per share - under U.S. GAAP:
Basic	7.39	2.94	(9.97)	(2.27)

Diluted	6.83	2.75	(9.97)	(2.27)

	Number of shares (in thousands)

Weighted average number of shares issued and outstanding - net of Company shares held by subsidiaries used in computation of basic earnings per share	6,997	7,244	7,704	7,704
Add:
Restricted shares, net	568	515

Weighted average number of shares used in computation of diluted earnings per share	7,565	7,759	7,704	7,704

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

		December 31

		2002	2003	2003

		Adjusted NIS		Convenience translation into U.S. dollars

		In thousands

2)	Shareholders’ equity:
	As reported in these financial statements, under Israeli GAAP	242,769	165,876	37,879
	Effect of the treatment of the following items under U.S. GAAP:
	Goodwill amortization (see k below)	2,529	12,274	2,803
	Goodwill impairment (see k below)		(5,408)	(1,235)
	Goodwill amount with respect to a subsidiary (see v below)	(494)	(494)	(113)
	Issuance of shares and capital notes by a subsidiary (see m below)	10,425	16,397	3,744
	Inclusion of a proportionately, consolidated company’s data (see n below)	(65)	(17)	(4)
	Litigation settlement with YES (see p below)	(1,167)	(295)	(67)
	Goodwill translation of consolidated companies (see o below)	1,466	(2,556)	(584)
	Potential dilution in the Company’s shareholding in associated company as a result of convertible securities issued by them (see q below)		116	26
	Tax effect on the above U.S. GAAP adjustments	(2,955)	(3,265)	(745)
	Income tax with respect to investments in associated and proportionately consolidated companies (see r(1) below)	(1,850)	(1,957)	(447)
	Tax effect related to employee and non-employee stock-based awards (see r(2) below)	14,238	14,606	3,336
	Guarantees (see w below)		(3)	(1)
	Company’s share in Israeli - U.S. GAAP differences relating to associated companies (see s below)	(1,801)	(1,514)	(346)

	Shareholders’ equity under U.S. GAAP	263,095	193,760	44,332

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

c.	Proportionate consolidation

Under Israeli GAAP, joint ventures and jointly controlled companies are accounted for using the proportionate consolidation method.  Under U.S. GAAP, investments in joint ventures and in jointly controlled companies are accounted for by the equity method.  Proportionate consolidation, however, is permitted by the reconciliation requirements of item 18 to Form 20-F, provided that the joint ventures or the jointly controlled companies are operating entities, the significant financial and operating policies of which are, by contractual agreement, jointly controlled by all parties having an equity interest in these entities, and provided that summarized financial data are given.  These data are presented in note 2c.

d.	Earnings (loss) per share (EPS)

Israeli GAAP relating to computation of EPS are described in note 1q.

As applicable to the Company, the main difference between Israeli GAAP and U.S. GAAP methods of EPS computation is that the Company’s restricted non-vested contingent returnable shares are taken into account in the computation of basic EPS in Israel, whereas in the United States, in computing basic EPS, only the weighted average number of the Company’s unrestricted shares actually outstanding in the reported year is taken into account, and restricted shares are included in the computation of diluted EPS.  Another difference is that, under U.S. GAAP, separate presentation of basic and diluted EPS is required as long as they are not identical, while, under Israeli GAAP, such separate presentation is only required if the difference between basic and diluted EPS is in excess of 5%.  In addition, shares to be issued upon exercise of employee stock option are calculated under Israeli GAAP based on the full number of outstanding options and imputed interest on the assumed proceeds from exercise, rather than the treasury stock method under U.S. GAAP. Under Israeli GAAP, such options were not included in the computation of EPS, for 2003, since the likelihood of their exercise is not probable and their effect on diluted EPS is anti dilutive.  In 2003, under U.S. GAAP, 441,000 restricted shares and 6 options were not included in computing the diluted loss per share since their effect is anti dilutive.

e.	Reporting comprehensive income

U.S. GAAP requires reporting and display of comprehensive income and its components in a full set of general purpose financial statements.  The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise during a period from transactions and other events from non-owner sources (i.e. all changes in equity except those resulting from investments by owners and distributions to owners).  With respect to the Company, in addition to net income, other comprehensive income (loss) represents the differences from translation of foreign currency financial statements of subsidiaries and a proportionately consolidated company (see also l, n and o below).  Israeli GAAP do not contain such a requirement.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

f.	Segment reporting

Under Israeli GAAP, as noted in note 18, the Company reports segment information based on its “business segments”.  Business segment is defined as a distinguishable component of an enterprise that is engaged in providing an individual product or service or group of related products and services and that is subject to risks and returns that are different from those of other business segments.  Accordingly, and as presented in the Company’s Israeli GAAP financial statements, the Company’s business segments, are based on eight business activities which are composed of its four operating divisions, plus the separation of its industry division into two business segments: industry and semi-conductors, and the separation of the technology and services division into four business segments: technologies, consulting, marketing and recycling of food products and buildings for lease.

According to U.S. GAAP, under FAS 131, segment reporting is based on “Operating Segments”.  An operating segment is defined as a component of an enterprise that engages in business activities, from which it may earn revenues and incur expenses, has its operating results regularly reviewed by the enterprise’s chief operating decision maker, and for which discrete financial information is available.  This concept, the “management approach”, corresponds with the Company’s internal reporting.  Accordingly, under FAS 131, as of 2003, the Company’s operating segments are based only on its four operating divisions (hence, industry and semi-conductors are considered as one operating segment, and technologies, consulting, marketing and recycling of food products and buildings for lease are also considered as a single operating segment).

g.	Income statement presentation

Under Israeli GAAP, the Company included capital gains on sale of fixed assets and – in 2003 – impairment of goodwill and fixed assets, under “other income (expenses) - net”, in the consolidated income statements. Also the Company included income (expenses) from severance pay funds net of severance pay expanses.  Under U.S. GAAP, Capital gains and impairment charges are included under “operating income (loss)” while income (expenses) from severance pay funds are included under “financial income (expenses)”.

Consequently, the operating income (loss) under U.S. GAAP would be as follows:

	Year ended December 31

	2001	2002	2003

	Adjusted NIS in thousands

Operating income (loss), as reported under Israeli GAAP	106,225	54,616	(23,700)
Effect of (income) expenses from severance pay funds	(271)	983	(1,804)
Effect of reclassification of capital gains under U.S. GAAP	78	1,626	560
Effect of reclassification of impairment of fixed assets under U.S. GAAP			177
Effect of reclassification of impairment of goodwill under U.S. GAAP (see also k below)			(41,712)

Operating income (loss) under U.S. GAAP	106,032	57,225	(66,833)

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

h.	Statements of cash flows:

1)

Under Israeli GAAP, cash flows relating to investments in, and proceeds from the sale of, marketable securities designated as trading securities are classified as investing activities in the statements of cash flows, while under U.S. GAAP, these items should be classified as operating activities.  Consequently, the operating activities and investing activities under U.S. GAAP would be as follows:

	Year ended December 31

	2001	2002	2003

	Adjusted NIS in thousands

Net cash provided by (used in) operating activities	152,257	(235,394)	(24,756)

Net cash used in investing activities	(34,333)	(28,568)	(10,387)

2)

The Company presents its cash flow information, under Israeli GAAP, exclusive of the effects of inflation.  The information to be included under U.S. GAAP, with respect to the effect of inflation on cash and cash equivalents, for the years ended December 31, 2001, 2002 and 2003 is presented below:

	2001	2002	2003

	Adjusted NIS in thousands

Net cash provided by (used in) operating activities	193,282	(117,589)	(55,915)
Net cash provided by (used in) investing activities	(34,720)	(112,403)	23,250
Net cash provided by financing activities	2,498	135,548	10,315
Effect of inflation on cash and cash equivalents	(40,639)	(33,970)	323

	120,421	(128,414)	(22,027)

Translation differences on cash balances of subsidiaries operating independently	(10)	98	(3,964)

Increase (decrease) in cash and cash equivalents	120,411	(128,316)	(25,991)

Balance of cash and cash equivalents at beginning of year	98,177	218,589	90,273

Balance of cash and cash equivalents at end of year	218,588	90,273	64,282

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

i.	Liability for employee rights upon retirement, net of amount funded

Under Israeli GAAP, amounts funded with severance pay funds and managerial insurance policies are deducted from the related severance pay liability.  In addition, under Israeli GAAP, the income from such funds is offset against severance pay expenses.

Under U.S. GAAP, the amounts funded as above should be presented as a long-term investment included among the Company’s assets.  Also, under U.S. GAAP, income from severance pay funds and severance pay expenses are presented at their gross amounts (see also note 10d-g).

j.	Restricted shares and options granted to employees and restricted shares granted to non-employees of the Group:

	1)	Restricted shares granted to the Group employees

Under Israeli GAAP, the Company has not recognized any compensation charge for its employee restricted share awards.

Under U.S. GAAP, as permitted by FAS 123 - “Accounting for Stock-Based Compensation”, as amended by FAS 148, the Company accounts for the awards using the accounting treatment prescribed by Accounting Principle Board Opinion No. 25-”Accounting for Stock Issued to Employees” (APB 25), i.e. using the intrinsic-value-based method of accounting.  The value of the restricted shares was determined based on the market price of the Company’s shares on the date of grant, and was recorded as unearned compensation, which is being amortized ratably over the vesting periods of the applicable restricted shares.

In addition, under Israeli GAAP, dividends paid with respect to such restricted shares are credited to retained earnings (i.e. identical to the treatment of dividends with respect to ordinary shares), while under U.S. GAAP, such dividends are charged to income as part of the compensation expenses relating to the awards.

Compensation expenses relating to such awards granted to employees for the years ended December 31, 2001, 2002 and 2003 were approximately adjusted NIS 11,188,000, adjusted NIS 8,716,000 and adjusted NIS 6,829,000, respectively.  Since the Company’s awards are in the form of restricted shares, compensation expenses calculated under the intrinsic value method also reflect the compensation expenses using the fair value method.  Accordingly, no pro forma information, as prescribed by FAS 123, has been provided with respect to such restricted shares.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

2)	Options granted to employees

Under Israeli GAAP, the Company does not recognize any compensation charge for stock options granted to employees, other than cash amounts expected to be paid, under certain plans, upon expiration of the options (see also note 12e).

Under U.S. GAAP, the Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 - “Accounting for Stock Issued to Employees” (APB 25) and related interpretations.  Charge for stock compensation represents the amortization of deferred compensation charges, which are based on the aggregate differences between the respective exercise price of stock options and purchase price of stock.  Stock compensation is amortized over the vesting period of the underlying options. For option plans, including fixed cash amounts to be paid only upon expiration of the options, minimum total compensation costs are equal to those cash amounts.

Under a “fixed plan”, compensation cost is measured at the grant date and is fixed and not subsequently adjusted.  Under a “variable plan”, the measurement date occurs after the grant date and compensation cost is estimated and recorded each period from date of grant to the measurement date, based on the difference between the option price and the fair market value of the stock at the end of each period.

FAS No. 123 - “Accounting for Stock-Based Compensation”, established a fair value based method of accounting for employee stock options or similar equity instruments, and encourages adoption of such method for stock compensation plans.  However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25.  The Company has elected to continue accounting for employee stock option plans according to APB 25, and accordingly discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value based method, as defined in FAS No. 123.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

The following table illustrates the effect on net income and earning per share assuming the group had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

Year ended December 31, 2003

Adjusted NIS in thousands, except for per share data

Net loss, as reported	(76,852)
A d d - stock based employee compensation expense, included in reported net loss	2
L e s s – stock-based employee compensation expense determined under fair value method for all awards	(30)

Pro forma net loss	(76,880)

Earnings per share:
Basic and diluted – as reported	(9.97)

Basic and diluted – pro forma	(9.97)

3)	Restricted shares granted to non-employees

Under Israeli GAAP, the Company has not recognized any compensation charge for restricted shares granted to non-employees.

Under U.S. GAAP, the Company is required to measure compensation expense with respect to such awards granted to non-employees based on the fair value model, according to the provisions of FAS 123 and EITF 96-18 (“Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”).

In addition, under Israeli GAAP, dividends paid with respect to such restricted shares are credited to retained earnings (i.e. identical to the treatment of dividends with respect to ordinary shares), while under U.S. GAAP, such dividends are charged to income as part of the compensation expenses relating to the awards.

Compensation expenses relating to such awards granted to non-employees were adjusted NIS 2,940,000 (including NIS 2,892,000 relating to related parties), adjusted NIS 34,000, and adjusted NIS 52,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

k.	Accounting for goodwill and other intangible assets

	1)	Under Israeli GAAP, goodwill is amortized in equal annual installments over a period of 10 years. Other intangible assets are amortized over a predetermined period based on their expected useful life.

For U.S. GAAP purposes, the Company has adopted FAS 141 (“Business Combinations”) and FAS 142 (“Goodwill and Other Intangible Assets”) for business combinations initiated after June 30, 2001; for business combinations initiated prior to that date, the Company has applied FAS 141 and FAS 142 to the goodwill and other intangible assets relating thereto, as of January 1, 2002.

One of the most significant changes made by FAS 142, as applicable to the Company, is that goodwill (resulting from the acquisition of subsidiaries and associated companies) is no longer to be amortized and is to be tested for impairment at least annually.

Prior to January 1, 2002 (except with respect to business combinations initiated after June 30, 2001), goodwill was amortized on a straight-line basis over a period of 10 years.

The Company has selected December 31 of each year as the date on which it perform its annual goodwill impairment test.

As described in note 2a(2), the Company has recognized a goodwill impairment charge with respect to BTI and Mobipower B.V., which represent separate reporting units.  Under Israeli GAAP, goodwill impairment amounts to adjusted NIS 36,304,000, while under U.S. GAAP, goodwill impairment amounts to adjusted NIS 41,712,000.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

2)	The changes in the carrying amounts of goodwill for the year ended December 31, 2003, are as follows:

	Communications segment	Technology segment	Total

	Adjusted NIS in thousands

Balance as of January 1, 2002	5,172		5,172
Additional amount paid, carried to goodwill (see notes 2a(2)(a), 2a(2)(b) and 2a(3)(b))	92,066	2,178	94,244
Differences from translation of foreign currency financial statements of subsidiaries (see also o below)	1,466		1,466

Balance as of December 31, 2002	98,704	2,178	100,882
Impairment losses	(39,534)	(2,178)	(41,712)
Differences from translation of foreign currency financial statements of subsidiaries (see also o below)	(4,021)		(4,021)

Balance as of December 31, 2003	55,149	-,-	55,149

3)

The following table illustrates the Company’s adjusted results, under U.S. GAAP, adjusted to eliminate the effect of goodwill amortization expense, including goodwill with respect to an associated company accounted for by the equity method:

	Year ended December 31

	2001	2002	2003

	Adjusted NIS in thousands

Net income (loss) - under U.S. GAAP	51,710	21,352	(76,852)
Add back:
Goodwill amortization	66
Goodwill amortization included in share of profits of associated company	373

Net income (loss) under U.S. GAAP - as adjusted	52,149	21,352	(76,852)

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	Year ended December 31

	2001	2002	2003

	Adjusted NIS

Earnings (loss) per share - under U.S. GAAP:
Basic - as reported	7.39	2.94	(9.97)
Add back:
Goodwill amortization	0.01
Goodwill amortization included in share of profits of associated company	0.05

Basic - adjusted	7.45	2.94	(9.97)

Diluted - as reported	6.84	2.75	(9.97)
Add back:
Goodwill amortization	0.01
Goodwill amortization included in share of profits of associated company	0.05

Diluted - adjusted	6.9	2.75	(9.97)

4)	Estimated amortization expenses of other intangible assets (see also note 7), for the years following December 31, 2003, are as follows:

Adjusted NIS in thousands

Year ended December 31:
2004	1,679
2005	948

L.	Derivative instruments and embedded derivatives

Under U.S. GAAP, the Group applied FAS 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended by FAS 137, FAS 138 and FAS 149.  Under the provisions of FAS 133, the Group’s derivative instruments do not qualify for hedge accounting.

In addition, under U.S. GAAP, certain contracts contain embedded derivatives instruments. Such embedded derivatives are separated under U.S. GAAP from the host contracts and accounted for as derivative instruments pursuant to FAS 133 (as amended by FAS 137, FAS 138 and FAS 149).  Israeli GAAP does not contain such separation and measurement requirements.  At December 31, 2003 and 2002, the Company does not have any embedded derivatives outstanding.

BARAN GROUP LTD.
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

m.	Issuance of shares and capital notes by a development stage subsidiary (Mobipower - formerly TPS)

Mobipower is mainly financed by funds from all of its shareholders, through capital notes. These capital notes are linked to the Israeli CPI and bear 4% annual interest.  No repayment date exists with respect to such notes.  Under the terms of the agreement for the capital notes any repayment of amounts related to the capital note arrangements, including adjustments for CPI and interest, requires a majority shareholder vote and is required to be paid pro rata to the existing shareholders’ common stock interests at the time of repayment.  Accordingly, repayment of the capital notes and any interest thereon, is at the sole discretion of Baran, the majority shareholder.

Under Israeli GAAP, total proceeds from such issuance were allocated to the shares issued based on the par value, while the balance was allocated to the capital notes.  Interest expense was recorded with respect to such notes.  Under U.S. GAAP, in light of the capital notes terms and conditions, as described above, the total proceeds from the issuance of shares and capital notes are reflected as minority interests in the Group’s consolidated financial statements.  Accordingly, the interest expenses and credits to the minority interest recorded under Israeli GAAP must be reversed for U.S. GAAP purposes.

In addition, under Israeli GAAP, the issuance of capital notes in 2003 does not result in any gain recognition, since such notes classified as liabilities. Under U.S. GAAP, since the capital notes are classified as equity in the subsidiary level, and since subsidiary is in development stage, the issuance of the capital directly to resulted in gain, credited directly to capital surplus in the Group’s consolidated financial statements.

Based on the above, hereunder is a table that summarizes the effects of Mobipower’s capital notes on the Company’s consolidated financial statements under Israeli GAAP and U.S. GAAP:

	Year ended December 31

	2001	2002	2003

	Adjusted NIS in thousands

Income (loss) statement data:
As reported under Israeli GAAP:
Financial income (expenses), net	7,816	(17,125)	(10,046)

Minority interests in losses of subsidiaries, net	574	2,142	2,490

Under U.S. GAAP:
Financial income (expenses), net	8,520	(16,392)	(9,161)

Minority interests in losses of subsidiaries, net	264	1,809	2,040

Difference between Israeli and U.S. GAAP:
Increase in financial income, net from reversal of interest expense	705	733	885
Reduction in minority interest in losses of subsidiaries, net	(310)	(333)	(450)

Adjustment “m” reflected in U.S. GAAP reconciliation	395	400	435

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	Year ended December 31

	2002	2003

	Adjusted NIS in thousands

Balance sheet data:
As reported under Israeli GAAP:
Capital notes issued to minority shareholders of a subsidiary	19,069	22,388
Minority’s share in Mobipower’s capital deficiency	(8,121)	(11,666)

Capital notes issued to minority shareholders of a subsidiary, net	10,948	10,722

Shareholders’ equity:
Capital surplus	70,835	70,835

Retained earnings	162,773	85,503

Under U.S. GAAP:
Capital notes issued to minority shareholders of a subsidiary	-	-

Minority’s share in Mobipower’s equity capital deficiency	528	142

Shareholders’ equity:
Capital surplus	77,256	82,786

Retained earnings	163,403	86,576

Difference between Israeli and U.S. GAAP in shareholders’ equity:
Adjustment “m” reflected in U.S. GAAP adjustments	10,425	16,397
Included in tax effect of U.S. GAAP adjustments	(3,373)	(3,373)

	7,052	13,024

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

n.	Inclusion of data for a proportionately consolidated company (Meissner-Baran)

Under Israeli GAAP, the financial data of Meissner-Baran, included by the proportionate consolidation method in the Company’s consolidated financial statements, is based on Meissner-Baran’s financial statements prepared in adjusted NIS, under the provisions of Opinion 36 of the Israeli Institute.

Under U.S. GAAP, according to the provisions of FAS 52, the functional currency of Meissner-Baran is the U.S. dollar.  Accordingly, the financial data of Meissner-Baran included in the Company’s consolidated financial statements, for U.S. GAAP purposes, are remeasured from local currency (NIS) into its functional currency (U.S. dollar) using historical exchange rates.

Following are data pertaining to Meissner-Baran, based upon the Company’s holding percentage, as presented in the Company’s consolidated financial statements and the respective remeasured data under U.S. GAAP:

	December 31

	2002	2003

	Adjusted NIS in thousands

Balance sheet data:
As reported under Israeli GAAP:
Current assets	46,925	18,626
Fixed assets, net	970	775
Deferred income taxes	139	134

T o t a l assets	48,034	19,535

Current liabilities	37,295	9,489
Long-term liabilities	388	372

T o t a l liabilities	37,683	9,861

Under U.S. GAAP:
Current assets	46,925	18,625
Fixed assets, net	906	759
Deferred income taxes	897	134

T o t a l assets	48,728	19,518

Current liabilities	37,295	9,489
Long-term liabilities	1,145	372

T o t a l liabilities	38,440	9,861

Shareholders’ equity:
Israeli GAAP	10,352	9,674
U.S. GAAP	10,287	9,657

Adjustment (“n”)	(65)	(17)

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	Year ended December 31

	2001	2002	2003

	Adjusted NIS in thousands

Statement of income data:
As reported under Israeli GAAP:
Total revenues	283,130	114,163	12,545

Gross profit	39,044	14,749	3,194

Income (loss) before taxes on income	36,344	11,296	(595)

Net income (loss)	23,041	9,372	(680)

Under U.S. GAAP:
Total revenues	274,690	117,489	12,377

Gross profit	40,382	16,982	3,085

Income (loss) before taxes on income	34,649	12,350	(109)

Net income (loss)	21,332	10,463	(161)

Difference between Israeli and
U.S. GAAP	(1,709)	1,091	519

Adjustment “n” reflected in
U.S. GAAP reconciliation	(1,709)	1,091	519

o.	Translation of subsidiaries’ financial statements

Under Israeli GAAP, balance sheet and income statement items of investee companies, whose functional currency is other than NIS, are translated by using the exchange rate at balance sheet date (see also note 1t).  Under U.S. GAAP, balance sheet items are translated using the exchange rate at balance sheet date, while income statement items are translated using the exchange rate at the dates on which these elements are recognized or the weighted average exchange rate for the period.

Goodwill allocated to investee companies, whose functional currency is other than NIS, is translated, under Israeli GAAP, by using the exchange rate at acquisition date, while under U.S. GAAP, goodwill is translated using the exchange rate at each balance sheet date.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

p.	Litigation settlement with D.B.S. Satellite Services (1988) Ltd. (“YES”) (see also note 11a(1))

As the result of a court settlement in February 2002, it was agreed between the Company and YES that YES would be required to pay the Company an amount of adjusted NIS 57,991,000, in installments through 2004, which was equal to the original amount of YES’ accounts receivable, as recorded by the Company in the normal course of business, and which was previously due immediately.  The installments are to be repaid in 2002, 2003 and 2004, with the addition of linkage differences.

Under Israeli GAAP, the above long-term accounts receivable are recorded at their original amount (on an undiscounted basis).

Under U.S. GAAP, in light of the above litigation settlement, the Company adjusted its December 31, 2002 and 2003 accounts receivable, recorded in the normal course of business, to their estimated fair value in accordance with APB 21, using a discount rate of 4%, resulting in recognition of a discount of NIS 2,598,000 on the original accounts receivable and an expense in the same amount.  The Company recognizes this discount in income over the repayment period (through December 31, 2004).  The resulting income recorded during the years 2002 and 2003 were adjusted NIS 1,432,000 and NIS 872,000, respectively.

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

	1)	Taxes with respect to investments in associated and proportionately consolidated companies

As noted in note 1k(2), according to Israeli GAAP, taxes that would apply in the event of disposal of investments in the above-mentioned companies have not been provided for, as it is the Company’s policy to hold these investments, not to realize them.  Under U.S. GAAP, there is no such exemption for equity investees and proportionately consolidated companies, and the Company needs to provide for deferred taxes with respect to the differences between the amounts of the investments in these companies presented in the financial statements and those taken into account for tax purposes.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

	2)	Tax benefit related to employee and non-employee stock-based awards.

Under Israeli GAAP, the tax benefit resulting from the employee and non-employee sale of restricted stock is recognized in the statement of income as a reduction of income tax expense.  Under U.S. GAAP, the Company recognizes deferred tax assets and the related tax benefit for the recorded compensation cost that ordinarily results in a future tax deduction.  Any additional benefit actually realized is credited directly to capital surplus.

As of December 31, 2002 and 2003, deferred tax assets recorded in the amount of adjusted NIS 14,238,000 and adjusted NIS 14,606,000, respectively, exist with respect to this U.S. GAAP difference.

s.	Company’s share in Israeli - U.S. GAAP differences relating to associated companies

Following is a reconciliation of the Company’s share in the profits (loss) of its associated companies, as reported under Israeli GAAP, to its share in such profits (loss), under U.S. GAAP:

	Year ended December 31

	2001	2002	2003

	Adjusted NIS in thousands

Share in profits (loss) of associated companies, net, as reported under
Israeli GAAP	(1) 1,185	1,040	(617)
Effect of the treatment of the following items under U.S. GAAP:
Cancellation of reduction in impairment provision			(2) (499)
Employee stock-based awards	(390)	(576)	(351)
Issuance of shares by a development stage subsidiary	(87)	(98)
Goodwill amortization		128	1,047
Tax effect in respect of Israeli -
U.S. GAAP differences	120	103	71
Other	(176)	60	19

Share in profits (losses) of associated companies, net, under U.S. GAAP	652	657	(330)

1)	Before impairment provision with respect to investment in associated company, which was reclassified, under Israeli GAAP, as part of share in profits (loss) of associated company.

2)

Under Israeli GAAP, in accordance with Clarification No. 1 of the IASB No. 15 (see also note 1e(4) and (3d), the Company reduced the impairment provision in respect of this investment in an associated company by adjusted NIS 499,000 – in respect of the losses for the period from July 1, 2003 through the end of the year.  Under U.S GAAP. Such provision cannot be reversed.

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

t.	Recognition of profits on building contractual work

Under Israeli GAAP, profits from contractual work involving the construction of buildings is recognized by the percentage of completion method, if the state of completion has reached at least 25% and certain other conditions are met.

Under U.S. GAAP, a completion rate of 25% is not required in order to commence recognition of such profits, although it is necessary to have the ability to make reliable estimates regarding the stage of completion revenues and costs.

No quantifiable U.S. GAAP difference exists as of, and for the years ended on, December 31, 2001, 2002 and 2003 in relation to this potential U.S. GAAP difference.

u.	Investment in subsidiary of an acquired company designated for sale

As stated in note 2a(2)(a), as of the acquisition date of BTI - November 14, 2002 - a subsidiary of BTI was designated as held for sale.

Under Israeli GAAP, consolidation of a temporarily controlled subsidiary is prohibited. Therefore, the consolidated financial statements do not include the assets and liabilities or the results of operations of the acquired subsidiary held for sale.  Rather, this subsidiary is presented in the balance sheet at its fair value, less cost to sale, in a one line item “investment in subsidiary designated for sale”, among accounts receivable.

Under U.S. GAAP, in accordance with the provisions of FAS 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) a newly acquired subsidiary to be disposed of by sale, shall be recorded based on its fair value, less cost to sale, at the acquisition date (as under Israeli GAAP); nevertheless, under U.S. GAAP, such subsidiary needs to be consolidated in the consolidated financial statements.  The assets and liabilities of the subsidiary to be disposed of shall be presented separately in the asset and liability sections, respectively, in the consolidated balance sheet.  Following are the major classes of assets and liabilities of the said subsidiary, classified as held for sale as of December 31, 2002:

Adjusted NIS

in thousands

Current assets	12,108

Current liabilities	7,841

Net amount as presented in the balance sheet under Israeli GAAP	4,267

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

v.	Change from the cost method of accounting to the consolidation method

In November 2000, the Company invested adjusted NIS 494,000 in the share capital of Mobipower B.V., representing 10 % of Mobipower B.V.’s outstanding shares.  Through to October 31, 2002, the Company accounted for this investment under the cost method.  Commencing from October 2002, as a result of the acquisition of a further 90% of the share capital of Mobipower B.V., in consideration of adjusted NIS 2,178,000 in cash and adjusted NIS 494,000 in loans, the Company changed its method of accounting for this investment from the cost method to the consolidation method.

Under U.S. GAAP, a change from the cost method to the consolidation method requires adjustment of the financial statement retroactively in order to apply the equity method to the prior cost basis investment (i.e. the 10% share investment), while under Israeli GAAP, such adjustment is not accepted.

Without the additional acquisition, but after retroactive application of the equity method, the balance as of December 31, 2002 of the 10% investment in Mobipower B.V. stands at zero.  Under Israeli GAAP, the balance of the investment, representing its cost basis, amounts to adjusted NIS 494,000.  In addition, under U.S. GAAP, the balance of the goodwill at December 31, 2002 with respect to Mobipower is adjusted NIS 2,178,000, while under Israeli GAAP, it amounts to adjusted NIS 2,629,000.  As to impairment of the goodwill in 2003, see k above.

The U.S. GAAP consolidated financial statements for the year 2001 have been adjusted retroactively to reflect the adoption of the equity method.

The effect of such adjustments on the consolidated statement of income (loss) for 2001, under U.S. GAAP, is as follows:

	As previously reported	Effect of restatement	As reported in these financial statements

	Adjusted NIS in thousands

Share in gains of associated companies	652	(266)	386

Net income	51,976	(266)	51,710

EPS:
Basic	7.44	(0.04)	7.39

Diluted	6.88	(0.04)	6.83

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

w.	Guarantees

The Company has granted guarantees to a bank in favor of its employees loans (see also note 19k). As of December 31, 2003 the total amount guaranteed was NIS 283,500.

Under U.S. GAAP in accordance with FIN 45, the Company recognized the guarantees based of their fair value of such guarantees as of December 31, 2003 is NIS 2,970. There is no such requirement under Israeli GAAP.

x.	Pro forma financial information

The following unaudited pro forma data summarizes the results of operations for the period indicated as if the o2 and Mobipower New B.V acquisitions had been completed as of the beginning of the periods presented.  The unaudited pro forma data gives effect to actual operating results prior to the November 14, 2002 and October 30, 2002 acquisitions, respectively, adjusted to include the pro forma effect of adjustments, including amortization of intangibles, deferred stock compensation costs, and the tax effects of the pro forma adjustments.  These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition had occurred as of the beginning of the periods presented or that may be obtained in the future:

	Year ended December 31

	2001	2002

	Adjusted NIS (in thousands, except per share data)

	(Unaudited)

Revenues	1,520,064	1,093,136

Net loss for the year:
Net loss from continuing operations	(24,812)	(138,232)
Net loss from discontinuing operations	(1,727)	(14,757)

Net loss for the year	(26,539)	(152,989)

Loss per share :
Continuing operations – basic and diluted	(3.33)	(18.09)
Discontinuing operations – basic and diluted	(0.24)	(1.93)

Loss per share – basic and diluted	(3.57)	(20.02)

Weighted average numbers of shares issued and outstanding-net of Company’s shares held by subsidiaries used in computation of basic earning per share	7,452	7,640

BARAN GROUP LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 20 -	RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES (continued):

y.	Recently issued accounting pronouncement in the United States of America:

	1)	FAS 132

In December 2003, the FASB issued FAS 132 (revised 2003) - “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (FAS 132 (revised 2003)). This statement revises employers’ disclosures about pension plans and other postretirement benefit plans.  It does not change the measurement or recognition of those plans.  The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans.

Part of the new disclosures provisions are effective for the 2003 calendar year-end financial statements, and accordingly have been applied by the Company in these consolidated financial statements.  The rest of the provisions of this Statement, which have a later effective date, are currently being evaluated by the Company.

	2)	FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46 - “Consolidation of Variable Interest Entities” (FIN 46).  Under FIN 46, entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation.  FIN 46 explains how to identify Variable Interest Entities (VIEs) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a VIE in its consolidated financial statements.

Since issuing FIN 46, the FASB has proposed various amendments to the Interpretation and has deferred its effective dates.  Most recently, in December 2003, the FASB issued a revised version of FIN 46 (FIN 46-R), which also provides for a partial deferral of FIN 46.  This partial deferral established the effective dates for public entities to apply FIN 46 and FIN 46-R based on the nature of the variable interest entity and the date upon which the public company became involved with the variable interest entity.  In general, the deferral provides that (i) for variable interest entities created before February 1, 2003, a public entity must apply FIN 46-R at the end of the first interim or annual period ending after March 15, 2004, and may be required to apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, if the variable interest entity is a special purpose entity, and (ii) for variable interest entities created after January 31, 2003, a public company must apply FIN 46 at the end of the first interim or annual period ending after December 15, 2003, as previously required, and then apply FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

The Company has currently no variable interests in any VIE. Accordingly, the Company believes that the adoption of FIN 46 and FIN 46-R will not have a material impact on its financial position, the results of its operations and and/or its cash flows.

BARAN GROUP LTD.
(An Israeli Corporation)
APPENDIX I

DETAILS OF SUBSIDIARIES, PROPORTIONATELY CONSOLIDATED COMPANIES,
PROPORTIONATELY CONSOLIDATED JOINT VENTURES AND ASSOCIATED COMPANIES
AS OF DECEMBER 31, 2003:

Name of company	Percentage shareholding

Subsidiaries:
Baran Projects Construction Ltd. (hereafter - Baran Construction)	100
Baran Inbar Projects (1987) Ltd. (hereafter - Inbar Projects) – 99% owned directly and 1% owned through Baran Construction	100
Baran Advanced Technologies (1986) Ltd. (hereafter - Baran Technologies)	100
Baran Technology Products Management and Marketing Ltd. (hereafter - Baran Management) Management)	100
Baran Industries (91) Ltd. (hereafter - Baran Industries)	100
Baran International Energies Ltd. (hereafter - Baran Energies)	100
Baran – Raviv Telecom Ltd. (hereafter - Baran Raviv) – 50% owned directly and 50% owned through Baran Construction	100
Yesodot Barniv Ltd. (since 2003) – through Baran Raviv Telecom	80
Baran Infrastructure and Construction Ltd. (hereafter - Baran Infrastructure)	100
Baran Engineering and Projects (1983) Ltd. (hereafter - Baran Engineering) (formerly – Baran Petrochemical Engineering Ltd.)	100
Enco Systems Projects (1997) Ltd. (hereafter - Enco) - through Baran Industries	100
A. Etzion Consultants and Engineers Ltd. (hereafter - A. Etzion) - through Enco	100
Mobipower Ltd. (former TPS)	63.64
InTime Software Systems Ltd. - through Baran Engineering (since 2003)	50
Mobipower B.V. - through Mobipower Ltd.	100
B & W Projects Inc. (hereafter - B&W)	100
Barantec Inc. (hereafter - Barantec) - through Baran Technologies	100
Notev Management and Operation Ltd. (hereafter - Notev)	100
H.A.J.I. Ltd. (hereafter - H.A.J.I.) - through Baran Energies	100
Industrial Centers E.O.D. Ltd. (hereafter - E.O.D.) - through Baran Energies	50	(1)
Baran Group B.V. (hereafter - Group B.V.) - through Baran Group	100
Baran Raviv (Netherlands) International B.V. (hereafter – Baran Raviv B.V.) - through Baran Raviv	100
Baran Raviv GmbH - through Baran Raviv B.V.	100
LEAD Control Ltd.	50.1
Baran Raviv Telecom Africa - through Baran Raviv	100
Westmontage GmbH (hereafter - Westmontage) – through Group B.V.	54.9
Baran Raviv Telecom (Thailand) Limited - through Baran Raviv	100
Baran Telecom Inc.	100
Proportionately Consolidated Companies:
Nejeva Holding B.V. - through Group B.V.	50
Nes-Pan Ltd. (hereafter - Nes-Pan) - through Baran Management	50
A.R. - A.D.I.R. Constructions Ltd. (hereafter - A.R. - A.D.I.R.)	50
Meissner - Baran Ltd. (hereafter – Meissner - Baran) - through Baran Industries	46. 5	(2)
Baran Mer International Telecommunications, Technology, Industry and Trade Ltd. (hereafter - Baran Mer) - through Baran Raviv	50
Green Anchors Ltd. - through Nas Pan	25
Carmel Desalination Limited	33
Mal Nes KFT - through Nes Pan	22.5
Proportionately Consolidated Joint Ventures:
A.A.B. Joint Venture “Nachshonim Project” (hereafter - Nachshonim)	33.33
Joint Venture Dagan Areas (hereafter - Dagan Areas)	25
Associated Companies:
Tefen Industrial Engineering and System Analysis Ltd. (hereafter - Tefen) - through Baran Industries	31.29
A.L.D. - Advanced Logistics Developments Ltd. (hereafter - A.L.D.)	50.5	(3)
(1)	Percentage of control – 60%.
(2)	Percentage of control – 50%.
(3)	Percentage of control – 33.3%

BARAN GROUP LTD.
(An Israeli Corporation)
APPENDIX II

VALUATION AND QUALIFYING ACCOUNTS

	Three years ended December 31, 2003

Column A	Column B	Column C	Column D	Column E	Column F	Column G

	Balance at beginning of year	Additions in respect of differences from translation of foreign currency financial statements	Additions in respect of companies consolidated for the first time	Additions charged to cost and expense	Deductions from reserves	Balance at end of period

Description
Allowance for doubtful accounts:
Adjusted NIS (in thousands):
Year ended December 31, 2001	304		2,374			2,558

Year ended December 31, 2002	2,558		7,188		(2,144)	7,632

Year ended December 31, 2003	7,632	(553)		284	(2,805)	4,558

Valuation allowance for deferred tax assets:
Adjusted NIS (in thousands):
Year ended December 31, 2001	(5,336)			(5,671)		(11,007)

Year ended December 31, 2002	(11,007)			(5,490)		(16,497)

Year ended December 31, 2003	(16,497)			(23,850)		(40,347)

Warranty provision
Adjusted NIS (in thousands):
Year ended December 31, 2001	21,643				461	21,182

Year ended December 31, 2002	21,182		(258)	1,806	(11,968)	10,762

Year ended December 31, 2003	10,762			(7,236)		3,526

LION, ORLITZKY & CO.	MOORE STEPHANS

AUDITORS’ REPORT
To the Shareholders of
Tefen – Industrial Engineering And System Analysis Ltd.

We have audited the consolidated balance sheets of Tefen – Industrial Engineering And System Analysis Ltd. (hereafter – the Company) as of December 31, 2003 and 2002, and related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of Tefen USA Ltd. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, which were prepared in accordance with accounting principles generally accepted in the United States.  We audited the adjustments to convert such statements to generally accepted accounting principles in Israel for purposes of inclusion in the consolidated financial statements.  These financial statements reflect total assets of 44% and 48% of the related consolidated totals as of December 31, 2003 and 2002, respectively, and total revenues of 58%, 64% and 49% of the related consolidated totals for each of the three years in the period ended December 31, 2003, respectively.  Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Tefen USA. Ltd. under accounting principles in the United States, is based solely on the report of the other auditors. Additionally, we did not audit the financial statements of Tefen Ltd. as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, which were prepared in accordance with accounting principles generally accepted in the United Kingdom.  We audited the adjustments to convert such statements to generally accepted accounting principles in Israel for purposes of inclusion in the consolidated financial statements.  These financial statements reflect total assets of 16% and 13% of the related consolidated totals as of December 31, 2003 and 2002, respectively, and total revenues of 18%, 16% and 16% of the related consolidated totals for each of the three years in the period ended December 31, 2003, respectively.  Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Tefen Ltd. under accounting principles in the United Kingdom, is based solely on the report of the other auditors.

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

In our opinion, based upon our audits and on the reports of the above-mentioned other auditors referred to above, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002 and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in (“GAAP”) Israel.

Accounting principles generally accepted in Israel vary in certain respects from accounting principles generally accepted in the United States as allowed by item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated income for each of the three years in the period ended December 31, 2003, and the determination of shareholder’s equity as of December 31, 2003 and 2002 to the extent summarized in our letter dated March 22, 2004 in respect thereof.

As explained in note 2, the consolidated financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Ramat-Gan, Israel,
   March 22, 2004.

Sincerely yours, LION, ORLITZKY & CO. Certified Public Accountants (Isr.)

MOORE STEPHENS

Independent auditors’ Report to the Board of Directors
and Shareholders of Tefen Limited

We have audited the accompanying balance sheets of Tefen Limited as of December 31st, 2003 and 2002 and the related statements of operations and changes in shareholder’s equity for the years ended December 31st, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those Standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tefen limited as of December 31st, 2003 and 2002, and the results of its operations for the years ended December 31st, 2003, and 2002 in conformity with accounting principles generally accepted  in the United Kingdom.

St. Paul’s House,	MOORE STEPHENS
London, EC4P 4BN
Chartered Accountants
Registered Auditor

21st May 2004

MOORE STEPHENS

Independent auditors’ Report to the Board of Directors
and Shareholders of Tefen Limited

We have audited the accompanying balance sheets of Tefen Limited as of December 31st, 2002 and 2001 and the profit and loss accounts, cash flow statements and movements in shareholder’s funds for the years ended December 31st, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those Standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tefen limited as of December 31st, 2002 and 2001, and the results of its operations for the years ended December 31st, 2002, and 2001 in conformity with accounting principles generally accepted  in the United Kingdom.

St. Paul’s House,	MOORE STEPHENS
London, EC4P 4BN
Chartered Accountants
Registered Auditor

27th  April 2004

Atkinson & Co., Ltd.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Tefen USA, Ltd.

We have audited the accompanying balance sheet of Tefen USA, Ltd. (a New Mexico Corporation) as of December 31, 2001, and the related statements of operations and retained earnings and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Tefen USA, Ltd. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Atkinson & Co., Ltd.

Albuquerque, New Mexico February 21, 2002

Atkinson & Co., Ltd.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Tefen USA, Ltd.

We have audited the accompanying balance sheet of Tefen USA, Ltd. (a New Mexico Corporation) as of December 31, 2002, and the related statements of operations and retained earnings and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our report dated February 12, 2003 we expressed an opinion that the 2002 financial statements fairly presented the financial position, results of operations, and cash flows in conformity with accounting principals generally accepted in the United States of America, except for effects of including a proportional share of the assets, liabilities, revenues and expenses of its investee Tefen IT, LLC. As described in note A, the Company has changed its method of accounting for this investment and restated its 2002 financial statements to conform with accounting principals generally accepted in the United States of America. Accordingly, our present opinion on the 2002 financial statements, as presented herein, is different from that expressed in our previous report.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tefen USA, Ltd. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Atkinson & Co., Ltd.

Albuquerque, New Mexico February 11, 2004

Atkinson & Co., Ltd.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Tefen USA, Ltd.

We have audited the accompanying consolidated balance sheet of Tefen USA, Ltd. (a New Mexico Corporation) as of December 31, 2003, and the related statements of operations and retained earnings and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Tefen USA, Ltd. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Atkinson & Co., Ltd.

Albuquerque, New Mexico
February 11, 2004

BAKER TILLY

OREN HOROWITZ

REPORT OF INDEPENDENT AUDITORS

To the shareholders of A.L.D Advanced Logistics Developments Ltd..

We have audited the consolidated balance sheets of A.L.D Advanced Logistics Developments Ltd. (the “Company”) as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholder’s equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of the subsidiary – Qualitest Ltd., whose assets included in consolidation constitute approximately 16% and 8% of the total consolidated assets as of December 31, 2003 and 2002 and whose revenues included in consolidation constitute approximately 40%, 20% and 18% of the total consolidated revenues for the years ended December 31, 2003, 2002 and 2001. The financial statements of this subsidiary were audited by another independent auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for that company, is based on the report of this independent auditors.

Further more, we did not audit the financial statements of the subsidiary – Sohar Inc., as of December 31, 2003 and 2002 and for the three years ended December 31, 2003 which were prepared in accordance with accounting principles generally accepted in the United States. We audited the adjustments to convert such statements to generally accepted accounting principles in Israel for purposes of inclusion in the consolidated financial statements. These financial statements reflect total assets of 19% and 12% of the related consolidated totals as of December 31, 2003 and 2002, respectively, and total revenues of 29%, 27% and 13% of the related consolidated totals for the three years ended December 31, 2003, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Sohar Inc. under accounting principles in the United States, is based solely on the report of the other auditors.

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

In our opinion, based upon our audits and the reports of the other independent auditors referred to above, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002 and the consolidated results of its operations, changes in shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles (“GAAP”) in Israel.

Accounting principles generally accepted in Israel vary in certain respects from accounting principles generally accepted in the United States and as allowed by item 18 to the Form 20-F. The application of the latter would have affected the determination of consolidated income for each of the three years in the period ended December 31, 2003, and the determination of shareholders’ equity as of December 31, 2003 and 2002 to the extent summarized in note 20 to the consolidated financial statements.

As explained in note 2a, the consolidated financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

s / Oren Horowitz C.P.A (Isr)

March 23, 2004

Goodrich, Goodyear & Hinds
          An Accountancy Corporation

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
SoHar, Inc.
Culver City, California

          We have audited the accompanying balance sheer of SoHar, Inc., as of December 31, 2003, and the related statements of income, stockholders’ equity, and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

          Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

          As discussed in Note 8 to the financial statements, certain minority shareholders have asserted that $55,000 in liabilities in excess of actual obligations to related companies was recognized in the financial statements of the Company.  The Company disagrees with their interpretation.  We were unable to obtain sufficient audit evidence to determine if the recorded liability was in excess of the actual obligations to the related companies.  If the $55,000 liability was not recognized, the Company’s income, net of taxes, would increase approximately $31,000.

          In our opinion, except for the effect of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves about the items discussed in the prior paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of SoHar, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Long Beach, California
February 19, 2004.

Goodrich, Goodyear & Hinds
          An Accountancy Corporation

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
SoHar, Inc.
West Covina, California

          We have audited the accompanying balance sheet of SoHar, Inc., as of December 31, 2002, and the related statements of income, stockholders’ equity, and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

 s / Goodrich, Goodyear & Hinds

Long Beach, California
March 15, 2003

Windes & McClaughky
Accountancy Corporation
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of
SoHar, Inc.

          We have audited the accompanying balance sheet of SoHar, Inc., as of December 31, 2001, and the related statements of income and comprehensive loss, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SoHar, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Long Beach, California
February 19, 2002

Kesselman & Kesselman Certified Public Accountants (Isr) 6 Yaski Street Be’er Sheva 84222 Israel Telephone +972-8-6277020 Facsimile +972-8-6276351

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

QUALITEST LTD.

We have audited the balance sheets of Qualitest Ltd. (hereafter -the Company) as of December 31, 2002 and 2003 and the related statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in accordance with the standards of the Public Company Accounting Oversight Board (United States), including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003 and the results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2003 and the determination of shareholders’ equity at December 31, 2002 and 2003 to the extent summarized in note 20 to the financial statements.

As explained in note 2, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Beer Sheva, Israel	Kesselman & Kesselman
June 24, 2004	Certified Public Accountants (Isr.)

Brightman Almagor 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.com
INDEPENDENT AUDITORS’ REPORT
To the Management Committee and Joint Venturers
A.A.B. JOINT VENTURE - ABB SUSA / A. ARENSON / BARAN GROUP:

We have audited the accompanying balance sheets of A.A.B. JOINT VENTURE - ABB SUSA / A. ARENSON / BARAN GROUP (the “Joint Venture”) as of December 31, 2003 and 2002, and the related statements of operations and cash flows for each of the two years in the period ended December 31, 2003 and for the period from inception (April 5, 2001) to December 31, 2001. These financial statements are the responsibility of the Joint Venture’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors Regulations (Mode of performance), 1973, as well as in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Joint Venture as of December 31, 2003 and 2002, and the results of operations and cash flows for each of the two years in the period ended December 31, 2003 and for the period from inception (April 5, 2001) to December 31, 2001, in accordance with accounting principles generally accepted in Israel. Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would not have materially affected the determination of the Joint Venturers’ capital as of December 31, 2003 and 2002 or net income for each of the two years in the period ended December 31, 2003 and for the period from inception (April 5, 2001) to December 31, 2001.

As explained in Note 2A, these financial statements are presented in values adjusted for changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 7, 2004

Audit • Tax • Consulting • Financial Advisory •	A member firm of Deloitte Touche Tohmatsu

Brightman Almgor	Deloitte & Touche

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

s/Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
March 13, 2003

ITEM 19. EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association of Baran (translation). (Incorporated by reference to Exhibit 3.1 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)
1.2.1	Memorandum of Association of Baran, as amended (translation). (Incorporated by reference to Exhibit 3.2 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)
3.1

Summary of Agreement among Ephraim Goldstein, Aharon Lichtenstein, and Eli Peleg, Baran and Baran Industries (91) Ltd., dated July 7, 1998. (Incorporated by reference to Exhibit 10.4 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)

3.2

Summary of Agreement among Dr. Zigmund Bloveband and Baran, dated January 31, 2000. (Incorporated by reference to Exhibit 10.5 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)

4.1

Agreement and Plan of Merger, dated as of June 5, 2002, among Baran Group Ltd., Baran Acquisition Sub, Inc., and o2wireless Solutions, Inc. (Incorporated by reference to Exhibit 2.1 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)

4.2	Amendment to Agreement and Plan of Merger, dated August 28, 2002 (Incorporated by reference to Exhibit 2.1.1 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)
4.3	Second Amendment to Agreement and Plan of Merger, dated September 17, 2002 (Incorporated by reference to Exhibit 2.1.2 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)
4.4

Management Consulting Agreement, dated as of June 5, 2002, among Baran and o2wireless. (Incorporated by reference to Exhibit 10.3 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)

4.5	Documentation of Loan from Bank Hapoalim Ltd. to Baran (translation). (Incorporated by reference to Exhibit 10.6 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)
4.6

Documentation of Loan from Bank Leumi to Nes-Pan Ltd., dated October 14, 2001 (translation). (Incorporated by reference to Exhibit 10.7 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)

4.7

Documentation of Loan from Bank Leumi to Baran, dated February 10, 2002 (translation). (Incorporated by reference to Exhibit 10.8 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)

4.8

Rental Agreement between Nes-Pan Ltd. and Clal-Investments in Real Estate Ltd. (translation). (Incorporated by reference to Exhibit 10.9 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)

4.9

Agreement dated February 21, 2002 between D.B.S. Satellite Services (1998) Ltd. and Baran Raviv Telecom Ltd. (translation). (Incorporated by reference to Exhibit 10.10 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)

4.10

Agreement dated March 7, 2000 among T.P.S. Teleparking Systems Ltd., Baran, and Dor Chemicals Ltd. (translation). (Incorporated by reference to Exhibit 10.11 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)

4.11

Agreement dated May 30, 2000 among T.P.S. Teleparking Systems Ltd., Baran, S.M.D. Progressive Technologies Ltd., Alron TPS LLC, and Israel Investment LLC (translation). (Incorporated by reference to Exhibit 10.12 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)

4.12	Warrant to Purchase Stock of o2wireless Solutions, Inc. (Incorporated by reference to Exhibit 10.13 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)
8.1	List of Baran subsidiaries. (Incorporated by reference to Exhibit 21.1 of the Registrant’s F-4 filed with the Commission on October 24, 2002). (*)
10.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
10.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(*) Incorporated by reference to the Registrant’s Form F-4 filed with the Commission on October 24, 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BARAN GROUP, LTD.

By:	/s/ Meir Dor

Meir Dor Chairman of the Board and Chief Executive Officer

Date: June 28, 2004

CERTIFICATIONS

I, Meir Dor, Chairman of the Board and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 20-F of Baran Group Ltd.(“the Company”):

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.  The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this  annual report is being prepared;

(b) [omitted in accordance with the guidance of SEC Release No. 333-8238];

(c)  Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d)  Disclosed in this annual report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.  The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  June 28, 2004

/s/ Meir Dor

Meir Dor Chairman of the Board, Chief Executive Officer

CERTIFICATIONS

I, Sasson Shilo, Vice President and Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 20-F of Baran Group Ltd. (“the Company”):

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.  The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the Company and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this  annual report is being prepared;

(b) [omitted in accordance with the guidance of SEC Release No. 333-8238];

(c)  Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d)  Disclosed in this annual report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.  The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  June 28, 2004

/s/ Sasson Shilo

Sasson Shilo Vice President of Finance, Secretary